ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

07022776

11 April 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 0 2007
WASH, D.C.
209

IAG
Insurance Australia Group

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

SUPPL

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Group Company Secretary

PROCESSED
APR 2 4 2007
THOMSON FINANCIAL

dw 4/23

Cc: Tony Coleman, Chief Risk Officer & Group Actuary
Peter Sutherland, Head of Group Risk & Compliance

6 March 2007

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 0 2007
WASH, D.C.
209

COPY

923
388 George Street
Sydney NSW 200(
Telephone 02 929:
9222
iaglimited.com.au

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

IAG
Insurance
Australia
Group

Dear Sir

IAG Performance Award Plan and IAG Deferred Award Rights Plans Offer

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Performance Award Rights (PAR) Plan and IAG Deferred Award Rights (DAR) Plan documents:

1. IAG Share and Rights Plans Trust Deed, applicable to PAR Plan and DAR Plan.
2. Financial Services Guide (FSG).

PAR and DAR Plan Offer

3. IAG Performance Award Rights (PAR) Plan Explanatory Booklet, which includes Plan Terms and Taxation Summary
4. IAG Deferred Award Rights (DAR) Plan Explanatory Booklet, which includes Plan Terms and Taxation Summary
5. Invitation to eligible IAG Services employees (provided via e-mail).
6. Offer website print version.

The offer was made to eligible IAG employees on 27 February 2007. All eligible employees were given the opportunity to respond to the offer online or by paper.

Yours sincerely

Glenn Revell
Company Secretary

TRUST DEED

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares NED Shares Deferred Shares or Benefit Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Award Rights means the rights issued under clause 8A.

Deferred Award Rights Plan means the terms of the Trust as they apply to Deferred Award Rights.

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7A, 7B, 8 and 8A.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan or Benefit Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B, 8 and 8A of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form,

or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in *schedule 6* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in *schedule 7* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater

than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8A Grant of Deferred Award Rights

Invitation to participate

8A.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Deferred Award Rights.

8A.2 In determining whether to make an invitation to an Executive under clause 8A.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8A.3 The Deferred Award Rights granted under this Plan must be on the terms set out in ***schedule 8*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8A.4 The offer by the Executive to the Trustee for Deferred Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Deferred Award Rights being offered;

(c) the closing date for the offer of the Deferred Award Rights; and

(d) the terms of grant determined by the Board under clause 8A.3.

8A.5 To make an offer to the Trustee following an invitation to an Executive under clause 8A.1 an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Deferred Award Rights which is not greater than the number of Deferred Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8A.6 The offer made by an Executive for Deferred Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8A.7 By making the offer for a Deferred Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8A.8 A legal personal representative of the Deferred Award Right Holder may be recognised by the Trustee as a holder of a Deferred Award Right Holder's Deferred Award Rights in circumstances where either the Deferred Award Right Holder has died or the Deferred Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares, Deferred Award Rights and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right or Deferred Award Right. The Participant's rights under the Performance Award Right or Deferred Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights and Deferred Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4, 14.4A or 14.4B may, subject to compliance with

any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3, 14.4, 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares,

Performance Award Rights or Deferred Award Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by the Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

24

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:))))

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Signature of authorised person

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Office held

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Signature of authorised person

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Office held

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Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:))))

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Signature of authorised person

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Office held

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Name of authorised person (block letters)

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Signature of authorised person

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Office held

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1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. **Voting right**

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. **Right to attend, speak etc**

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. **Failure to provide information**

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. **How Trustee votes**

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. **No claim**

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. **Transfer of Bonus Equity Shares**

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Equity Shares are deemed to be Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities

pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes

attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the *Participating Director); and*

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

1 **Entitlement**

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 **Conditions for exercise of Performance Award Rights**

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) **For a continuing Employee**	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total** Shareholder **Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7. Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(a) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

1. **Registration of and beneficial interest in Deferred Shares**

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the

extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

1. Registration of and beneficial interest in Benefit Shares

1.1 Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.

Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold

equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or

confirmation of the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are forfeited.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of

the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	Commencement of Exercise Period

Conditions for Exercise	Commencement of Exercise Period
(a) **Three years have passed since the Commencement Date.**	The date that is 3 years after the Commencement Date
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(c)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

Circumstances	Date of lapse
(a) The Holder ceases to be an Employee: **(i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or** **(ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.**	The date the Holder ceases to be an Employee
(b) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C;$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$ where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

The IAG Share and Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents — Trust Deed

FINANCIAL SERVICES GUIDE

ISSUE DATE: 09/09/2005

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers and Computershare Clearing provide Authorised Services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Computershare Clearing receives no remuneration for the services we provide to you.

Sale fee - ESRP, ASP, BESP and NED.

You will be charged if you use our share sale facility to sell shares from the ESRP, ASP, BESP and NED regardless of the year you joined the Plans. This fee will be recovered from your share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee	Brokerage Fee
Sell (paper form)	$40.15	$13.75*
Sell Online	$29.15	$13.75

*Please note that the brokerage charged by the broker may be **reduced** in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. However, the above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

Exercise fee – PAR and PSR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR and PAR regardless of when you joined the PSR or PAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee - PSR and PAR

There is no sale or brokerage fee associated with the PSR and PAR

All Plans – Bank fee

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$10.00
Foreign Cheque	$5.00

Transfer fee - ASP, BESP, PAR and NED

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the ASP, BESP, PAR and NED. This fee is payable when you submit a transfer request.

Transfer fee – ESRP and PSR

There is no transfer fee associated with the ESRP and PSR.

Research administration fee

Not applicable.

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Industry Complaints Service Ltd
   PO Box 579
   Collins Street West
   Melbourne VIC 8007

Phone Number:	1300 780 808
Facsimile:	03 9621 2291
Website:	www.fics.asn.au
Email:	fics@fics.asn.au

Accuracy and integrity of this FSG

The content and distribution of this FSG has been approved by Computershare Clearing to ensure that it complies with relevant financial services laws and is an accurate reflection of the information required.

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
FINANCIAL SERVICES GUIDE

ISSUE DATE: 09/09/2005

About this Financial Services Guide

This document is the combined Financial Services Guide (**FSG**) for Plan Managers and the Trustee Company, which contains detailed information specific to Insurance Australia Group Limited's Allocation Share Plan (**ASP**), Bonus Equity Share Plan (**BESP**), Non-Executive Director Share Plan (**NED**), Performance Share Rights Plan (**PSR**), Performance Award Rights Plan (**PAR**) and Employee Share Reward Plan (**ESRP**) some (or all) of which you are (or intend to become) a member (the **Plans**).

This FSG replaces any previous FSG and any Supplementary Financial Services Guide.

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (Authorised Representative No. 266877); the term **Trustee Company** only applies where a trustee company is named in this FSG. The terms **we**, **our** or **us** refer to Plan Managers and the Trustee Company.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an authorised representative of Computershare Clearing Pty Limited (**Computershare Clearing**) (AFS Licence No. 234715) (see 'Licensee' below).

Plan Managers and Computershare Clearing are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Stock Exchange Limited (**ASX**) under the code of CPU. The Computershare group has offices around the globe.

The services of the Company which provides trustee (and related) services for the Plans are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3, 60 Carrington St, Sydney NSW 2000
Postal address:	GPO Box 1501 Sydney NSW 2001
Phone Number:	1800 452 196
Fax Number:	(02) 8235 8208
Email:	iagshareplans@Computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using your SRN and the password information provided to you by Plan Managers.

Licensee

Our authorising Australian financial services licensee is Computershare Clearing Pty Limited ABN 16 063 826 228 (AFS Licence No. 234715) whose registered address is 452 Johnston Street, Abbotsford VIC 3067.

Contact details for Computershare Clearing (the authorising licensee) are as follows.

Office address:	Level 3, 60 Carrington St, Sydney NSW 2000
Postal address:	GPO Box 7045 Sydney NSW 2001
Phone Number:	(02) 8234 5000
Fax Number:	(02) 8235 8128
Email:	clearing@computershare.com.au

What financial services are we authorised to provide to you?

Computershare Clearing, and we as its authorised representatives, are legally authorised under Computershare Clearing's Australian financial services licence to provide the following financial services (**Authorised Services**) to both retail and wholesale clients.

Plan Managers is authorised to provide general advice on:

- derivatives in the form of securities options and warrants;
- government debentures, stocks or bonds;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (**IDPS**)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives in the form of securities options and warrants;
- government debentures, stocks or bonds;
- interests in managed investments schemes (excluding IDPS); and
- securities.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Who we act for

We act on our own and Computershare Clearing's behalf when providing financial services to you. We act as an authorised representative under Computershare Clearing's Australian financial services licence (see 'Licensee' above). Computershare Clearing, as the authorising licensee, acts on its own behalf when financial services are provided to you by us as its authorised representative.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 0 2007
WASH. D.C. 209

a shared future

IAG PERFORMANCE AWARD RIGHTS PLAN - 2006/07 OFFER

EXPLANATORY BOOKLET - AUSTRALIA

IAG
Insurance Australia Group

performance award rights plan – 2006/07 offer

IMPORTANT DATES

TUESDAY 27 FEBRUARY 2007	
Offer Opens	An invitation e-mail will be sent to confirm the Performance Award Rights (PAR) offer is open. You may apply for PARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: www.computershare.com/employee/au/iag/lti

WEDNESDAY 7 MARCH 2007	
Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

TUESDAY 13 MARCH 2007	
Allocation Date	Performance Award Rights allocated to participants.

In this booklet, all references to time are Australian Eastern Daylight Time (AEDT). These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 7 pm Monday to Friday.

CONTENTS

IAG PERFORMANCE AWARD RIGHTS EXPLANATORY BOOKLET – AUSTRALIA
PAR SERIES 5
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

IAG Insurance Australia Group
NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

an invitation from the CEO

IAG
Insurance
Australia
Group

February 2007

a shared future

Dear Colleague

I am delighted to advise that you have been selected for an allocation of Rights under the Performance Award Rights (PAR) Plan. Your nomination reflects our belief that you are a valuable member of our team and your contribution will assist the Group to grow and succeed, at the highest level. Achievement of the Plan's performance target will result in significant benefit to you and the Group.

The PAR Plan is a key component of our executive remuneration strategy and is designed to align the interests of shareholders and executives. The equity opportunity offered under the PAR Plan will provide an incentive to you to create and focus on shareholder wealth over the longer term. As with any aspect of your remuneration, this Offer must be treated confidentially.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in this booklet. It is important that you read and understand the Plan documents. These will assist you to understand the Plan structure, the drivers of Group performance in relation to the Performance Hurdle the company is required to meet, and issues regarding the taxation consequences of your participation in the Plan. It is recommended that you seek professional advice before deciding whether to participate in the Plan.

Regards

Michael Hawker
Chief Executive Officer
Insurance Australia Group Limited

performance award rights and IAG performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and Integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on 'InsideIAG'.

SECTION 2

how to apply for performance award rights

If you are eligible to apply for Performance Award Rights (PARs), you will receive an e-mail confirming the number of PARs that you may apply for and information on how to complete the online application.

In general, you should apply for PARs by completing the online Application Form on the website at: **www.computershare.com/employee/au/iag/ltl**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Performance Award Rights by 5pm AEDT on 7 March 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/ltl** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for PARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

** This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.*

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Hanna Meyer from Remuneration and Benefits. Contact details are provided on page 15.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, full name and address matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

how the plan works - summary

GRANT

Your invitation to apply for PARs accompanies this booklet.

If you wish to accept the invitation, complete the application for PARs on the website at www.computershare.com/employee/au/iag/lti by the due date (7 March 2007). If you cannot apply on the website you can request a paper Application Form.

You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date).

See Page 5

PERFORM

The Performance Period occurs between 3 and 5 years after the Base Date (29 August 2006). This is subject to your continuing as an employee of the Group.

During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group.

Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.

See Page 6

PARs EXCERSISABLE

Unless they lapse (see the last section below), some or all of your PARs will become exercisable when the Trustee notifies you that the Performance Hurdle has been satisfied or that an Event has occurred.

The Performance Hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board).

See Pages 7-8

EXERCISE

Once PARs have become exercisable, you can exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 11 for more information).

See Page 9

LAPSE/CEASE EMPLOYMENT

If the Performance Hurdle is not met, PARs will lapse at the end of the Performance Period.

Where the Performance Hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group.

PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 11 for more information).

See Page 10

how the plan works - grant

WHAT IS A PERFORMANCE AWARD RIGHT (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE PERFORMANCE AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to provide a long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Plan Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price (AUD$1), subject to the performance of IAG (as measured by Total Shareholder Return) over the Performance Period. The Plan will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the online application on the Computershare website at: **www.computershare.com/employee/au/iag/ltl**, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm on 7 March 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY PERFORMANCE AWARD RIGHTS?

It is expected that your PARs will be allocated to you on or about 13 March 2007. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - perform

WHEN WILL MY PARs BECOME EXERCISABLE?

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

WHAT IS THE PERFORMANCE PERIOD?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram below, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

WHAT IS THE PERFORMANCE HURDLE?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group.

The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).



EXERCISE PERIOD
PERFORMANCE PERIOD
BASE DATE
COMMENCEMENT DATE (GRANT)
3 YEARS FROM BASE DATE
FIRST TEST DAY
5 YEARS FROM BASE DATE
10 YEARS FROM COMMENCEMENT DATE (GRANT)
29 Aug 06
13 Mar 07
29 Aug 09
30 Sep 09
29 Aug 11
19 Dec 16

WHAT IS TOTAL SHAREHOLDER RETURN?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2006 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet).

how the plan works - PARs exercisable

WHEN CAN MY PERFORMANCE AWARD RIGHTS BECOME EXERCISABLE?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period.

The Exercise Period commences when you are notified that the Performance Hurdle has been passed. The earliest this can occur is on the First Test Day in the Performance Period (being 30 September 2009 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 11.

HOW MANY OF MY PERFORMANCE AWARD RIGHTS WILL BE EXERCISABLE?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.



% PARs exercisable
100%
50%
0%
RANK
50th
75th
100th

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR perfomance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR perfomance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

1 50th percentile - in a ranking of 100 companies, [illegible]

how the plan works - PARs exercisable

HOW IS A COMPANY'S RANK DETERMINED?

IAG's rank in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR from the Base Date to that Test Day for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price on the ASX in the 30 day period up to and including the Test Day; and
- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

WHAT IS A TEST DAY?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board.

IN WHAT OTHER CIRCUMSTANCES CAN MY PERFORMANCE AWARD RIGHTS BECOME EXERCISABLE?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

how the plan works - exercise

HOW DO I CONVERT MY PERFORMANCE AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the PARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

CAN I ASSIGN OR TRANSFER THE PARS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

WHEN IS THE LAST TIME I CAN EXERCISE MY PARS?

Once your PARs have become exercisable, you must exercise them no later than 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 11.

how the plan works - lapse/cease employment

WHEN WILL MY PERFORMANCE AWARD RIGHTS LAPSE?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

- Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 29 August 2011, being 5 years after the Base Date); and
- Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 19 December 2016, being 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

how the plan works - impact of cessation of employment on PARs

WHETHER PARs ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARs ON CEASING EMPLOYMENT WITH THE GROUP
RESIGNATION OR TERMINATION OF EMPLOYMENT WITH A COMPANY IN THE GROUP[2] (OTHER THAN IN SPECIAL CIRCUMSTANCES)	
EXERCISABLE	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
NOT EXERCISABLE	PARs lapse on the day you cease employment
SPECIAL CIRCUMSTANCES (BEING RETIREMENT, REDUNDANCY, DEATH, TOTAL AND PERMANENT DISABLEMENT, OR BOARD APPROVAL)	
EXERCISABLE	You may exercise your PARs before the later of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
NOT EXERCISABLE	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the later of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
SERIOUS MISCONDUCT	
EXERCISABLE AND NOT EXERCISABLE	PARs lapse on the day you cease employment

Note: This may apply if your employer ceases to be a Group company.

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

your choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR PERFORMANCE AWARD RIGHTS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is AUD$1 for all PARs which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR PERFORMANCE AWARD RIGHTS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PAR ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PARs were exercised.*** It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your PARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the PARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

---

3 Note: [illegible]

(a) your employment with a Group Company ceases; or

(b) [illegible]

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2006/2007 year of income. The election must be made before you lodge your return for the 2006/2007 tax year.

> An election you make for the 2006/2007 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

TAXATION OF YOUR PERFORMANCE AWARD RIGHTS

If you make the election, you will be assessed on the allocation of your PARs. You will be taxed on the "full market value" of the PARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount. If you make an election under section 139E, neither the termination of your employment nor the exercise of your PARs will be taxable events for you.

Generally, if the PARs lapse without being exercised, you should not be taxed on the PAR. If you have previously paid tax on the PAR, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR PERFORMANCE AWARD RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PARs ***at the date of grant*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised.*** It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

how to get more information

where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

JACQUI CONNELLAN OR HANNA MEYER

Remuneration Specialists, Remuneration and Benefits
phone: +61 2 9292 8248
+61 2 9292 8275
e-mail: jacqui.connellan@iag.com.au or
hanna.meyer@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2006 are announced, being 29 August 2006.
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG).
Group	means IAG and its subsidiaries.
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
PARs or Performance Award Rights	means Performance Award Rights issued pursuant to this invitation.
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group.
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading Day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period).
Total Shareholder Return or TSR	is described on page 6 of this booklet.
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001.
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).

performance award rights terms PAR series 5*

PAR SERIES 5 TO BE GRANTED IN ACCORDANCE WITH THE IAG SHARE AND PERFORMANCE AWARD RIGHTS PLANS TRUST DEED

1. ENTITLEMENT

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS FOR EXERCISE OF PERFORMANCE AWARD RIGHTS

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

STATUS OF THE HOLDER	THE EXERCISE PERIOD FOR THE PERFORMANCE AWARD RIGHT ENDS ON
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the date on which the person ceases to be an Employee. (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the following table.

STATUS OF THE HOLDER	THE DAY ON WHICH THE PERFORMANCE AWARD RIGHT LAPSES
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (e) serious misconduct involving dishonesty.)	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the person ceases to be an Employee. - the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

STATUS OF THE HOLDER	DATE ON WHICH THE PERFORMANCE PERIOD ENDS
(i) For a continuing Employee	5 years from the Base Date
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date)

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable in accordance with these terms. The Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable;

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG: and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

WHEN ON THE TEST DAY		NUMBER OF THE PERFORMANCE AWARD RIGHTS WHICH ARE ELIGIBLE TO BECOME EXERCISABLE:
(i)	the Rank does not reach 50	(1) nil
(ii)	the Rank reaches 50 or above	(2) the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $\left[\frac{[2(A-50)+50]}{100} \times B - C\right]$

Where:

A is the lesser of:

(i) the Rank reached on the Test Day; and

(ii) 75.

B is the Total PARs;

C is the number of Performance Award Rights which before the Test Day:

(i) have become Exercisable ; or (ii) are eligible to become exercisable

but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

RULE

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group; and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale, with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 METHOD OF EXERCISE OF PERFORMANCE AWARD RIGHTS

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right, together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 NO TRANSFERS

Performance Award Rights may not be transferred.

5 QUOTATION OF PERFORMANCE AWARD RIGHTS AND SHARES

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 PARTICIPATION IN FUTURE ISSUES

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights Issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation: and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 LAPSE

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 LIABILITY FOR TAX

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

10 NOTICES

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 INTERPRETATION

11.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the 30 June that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date; and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Ltd.

11.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

11.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

11.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Performance Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Performance Award Rights or Performance Award Rights generally.

APR 2 0 2007
WASH. D.C.
209
SECTION

a Shared future

IAG PERFORMANCE AWARD RIGHTS PLAN - 2006/07 OFFER

EXPLANATORY BOOKLET - INTERNATIONAL

IAG
Insurance
Australia
Group

performance award rights plan – 2006/07 offer

IMPORTANT DATES

TUESDAY 27 FEBRUARY 2007

Offer Opens	An invitation e-mail will be sent to confirm the Performance Award Rights (PAR) offer is open. You may apply for PARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: www.computershare.com/employee/au/iag/lti

TUESDAY 6 MARCH 2007

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

TUESDAY 13 MARCH 2007

Allocation Date	Performance Award Rights allocated to participants.

[illegible]

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on +61 3 9415 4160 between 8:30 am and 7 pm (Sydney time) Monday to Friday.

CONTENTS

IAG PERFORMANCE AWARD RIGHTS EXPLANATORY BOOKLET – INTERNATIONAL
PAR SERIES 5
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

NRMA INSURANCE · SGIO · SGIC · CGU · swann insurance · STATE · NZI

[illegible]

an invitation from the CEO

IAG
Insurance Australia Group

February 2007

a shared future

Dear Colleague

I am delighted to advise that you have been selected for an allocation of Rights under the Performance Award Rights (PAR) Plan. Your nomination reflects our belief that you are a valuable member of our team and your contribution will assist the Group to grow and succeed, at the highest level. Achievement of the Plan's performance target will result in significant benefit to you and the Group.

The PAR Plan is a key component of our executive remuneration strategy and is designed to align the interests of shareholders and executives. The equity opportunity offered under the PAR Plan will provide an incentive to you to create and focus on shareholder wealth over the longer term. As with any aspect of your remuneration, this Offer must be treated confidentially.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in this booklet. It is important that you read and understand the Plan documents. These will assist you to understand the Plan structure, the drivers of Group performance in relation to the Performance Hurdle the company is required to meet, and issues regarding the taxation consequences of your participation in the Plan. It is recommended that you seek professional advice before deciding whether to participate in the Plan.

Regards

Michael Hawker
Chief Executive Officer
Insurance Australia Group Limited

performance award rights and IAG performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on 'InsideIAG'.

SECTION 2

how to apply for performance award rights

If you are eligible to apply for Performance Award Rights (PARs), you will receive an e-mail confirming the number of PARs that you may apply for and information on how to complete the online application.

In general, you should apply for PARs by completing the online Application Form on the website at: **www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm GMT on 6 March 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for PARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*

   * This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.
2. Confirm the details displayed on the confirmation screen are correct and submit.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Hanna Meyer from Remuneration and Benefits. Contact details are provided on page 15.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, full name and address matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

SECTION 3

how the plan works - summary

GRANT

Your invitation to apply for PARs accompanies this booklet.

If you wish to accept the invitation, complete the application for PARs on the website at www.computershare.com/employee/au/iag/lti by the due date (6 March 2007). If you cannot apply on the website you car request a paper Application Form.

You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date).

See Page 5

PERFORM

The Performance Period occurs between 3 and 5 years after the Base Date (29 August 2006). This is subject to your continuing as an employee of the Group.

During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group.

Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.

See Page 6

PARs EXCERSISABLE

Unless they lapse (see the last section below), some or all of your PARs will become exercisable when the Trustee notifies you that the Performance Hurdle has been satisfied or that an Event has occurred.

The Performance Hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board).

See Pages 7-8

EXERCISE

Once PARs have become exercisable, you can exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 11 for more information).

See Page 9

LAPSE/CEASE EMPLOYMENT

If the Performance Hurdle is not met, PARs will lapse at the end of the Performance Period.

Where the Performance Hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group.

PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 11 for more information).

See Page 10

how the plan works - grant

WHAT IS A PERFORMANCE AWARD RIGHT (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE PERFORMANCE AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to provide a long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Plan Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price (AUD$1), subject to the performance of IAG (as measured by Total Shareholder Return) over the Performance Period. The Plan will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the online application on the Computershare website at: **www.computershare.com/employee/au/iag/ltl**, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm on 6 March 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY PERFORMANCE AWARD RIGHTS?

It is expected that your PARs will be allocated to you on or about 13 March 2007. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - perform

WHEN WILL MY PARs BECOME EXERCISABLE?

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

WHAT IS THE PERFORMANCE PERIOD?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram below, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

WHAT IS THE PERFORMANCE HURDLE?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group.

The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).


EXERCISE PERIOD
PERFORMANCE PERIOD
BASE DATE
COMMENCEMENT DATE (GRANT)
3 YEARS FROM BASE DATE
FIRST TEST DAY
5 YEARS FROM BASE DATE
10 YEARS FROM COMMENCEMENT DATE (GRANT)
29 Aug 06
13 Mar 07
29 Aug 09
30 Sep 09
29 Aug 11
19 Dec 16

WHAT IS TOTAL SHAREHOLDER RETURN?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2006 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet).

how the plan works - PARs exercisable

WHEN CAN MY PERFORMANCE AWARD RIGHTS BECOME EXERCISABLE?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period.

The Exercise Period commences when you are notified that the Performance Hurdle has been passed. The earliest this can occur is on the First Test Day in the Performance Period (being 30 September 2009 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 11.

WHAT IS THE REGULATORY CONDITION ON MY PERFORMANCE AWARD RIGHTS?

International securities laws vary from time to time. It is possible that future laws in your country may prevent you from receiving PARs, from exercising them or having IAG shares transferred to you or make it illegal or impose onerous conditions on the Trustee or IAG Group to do so. These are all regulatory conditions.

At the time the Performance Hurdle is met, the Trustee will check to see whether there are any regulatory conditions which apply in your country. If they do and the Trustee or IAG do not waive them, then the Performance Hurdle will not be met.

In these cases, the Trustee will use reasonable endeavours to deliver to you a similar (but not necessarily identical) value to which you would have been entitled had there been no regulatory condition.

HOW MANY OF MY PERFORMANCE AWARD RIGHTS WILL BE EXERCISABLE?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.

% PARs exercisable


100%
50%
0%
RANK
50th
75th
100th

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR performance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR performance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

1 50th percentile [illegible]

how the plan works - PARs exercisable

HOW IS A COMPANY'S RANK DETERMINED?

IAG's rank in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR from the Base Date to that Test Day for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price on the ASX in the 30 day period up to and including the Test Day; and
- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

WHAT IS A TEST DAY?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board.

IN WHAT OTHER CIRCUMSTANCES CAN MY PERFORMANCE AWARD RIGHTS BECOME EXERCISABLE?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

how the plan works - exercise

HOW DO I CONVERT MY PERFORMANCE AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the PARs which are exercised at any one time: and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

DOES THE REGULATORY CONDITION APPLY TO GETTING IAG SHARES?

Yes, if there is a regulatory condition at the time you apply to exercise your PARs for IAG shares, you will not be able to do so. However, if this is the case, the Trustee will use reasonable endeavours to deliver to you a similar (but necessarily identical) value to which you would have been entitled had there been no regulatory condition.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

CAN I ASSIGN OR TRANSFER THE PARS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

WHEN IS THE LAST TIME I CAN EXERCISE MY PARS?

Once your PARs have become exercisable, you must exercise them no later than 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 11.

how the plan works - lapse/cease employment

WHEN WILL MY PERFORMANCE AWARD RIGHTS LAPSE?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

- Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 29 August 2011, being 5 years after the Base Date); and
- Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 19 December 2016, being 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

how the plan works - impact of cessation of employment on PARs

WHETHER PARs ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARs ON CEASING EMPLOYMENT WITH THE GROUP
RESIGNATION OR TERMINATION OF EMPLOYMENT WITH A COMPANY IN THE GROUP[2] (OTHER THAN IN SPECIAL CIRCUMSTANCES)	
EXERCISABLE	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
NOT EXERCISABLE	PARs lapse on the day you cease employment
SPECIAL CIRCUMSTANCES (BEING RETIREMENT, REDUNDANCY, DEATH, TOTAL AND PERMANENT DISABLEMENT, OR BOARD APPROVAL)	
EXERCISABLE	You may exercise your PARs before the later of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
NOT EXERCISABLE	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the later of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
SERIOUS MISCONDUCT	
EXERCISABLE AND NOT EXERCISABLE	PARs lapse on the day you cease employment

Note: This may apply if your employer ceases to be a Group company.

SECTION 4

taxation summary - international

International supplementary documents have been prepared and form part of your Offer documents. They assume that you are, and remain, a local resident for taxation purposes. The following country guides are available:

United Kingdom

China

Thailand

Singapore

It is important for you to refer to your relevant country document for guidance. **The information is general in nature** and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

how to get more information

where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms: and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

JACQUI CONNELLAN OR HANNA MEYER

Remuneration Specialists, Remuneration and Benefits
phone: +61 2 9292 8248
+61 2 9292 8275
e-mail: jacqui.connellan@iag.com.au or hanna.meyer@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2006 are announced, being 29 August 2006.
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG).
Group	means IAG and its subsidiaries.
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
PARs or Performance Award Rights	means Performance Award Rights issued pursuant to this invitation.
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group.
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading Day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period).
Total Shareholder Return or TSR	is described on page 6 of this booklet.
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001.
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).

performance award rights terms PAR series 5*

PAR SERIES 5 TO BE GRANTED IN ACCORDANCE WITH THE IAG SHARE AND PERFORMANCE AWARD RIGHTS PLANS TRUST DEED

1. ENTITLEMENT

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS FOR EXERCISE OF PERFORMANCE AWARD RIGHTS

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

STATUS OF THE HOLDER	THE EXERCISE PERIOD FOR THE PERFORMANCE AWARD RIGHT ENDS ON
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the following table.

STATUS OF THE HOLDER	THE DAY ON WHICH THE PERFORMANCE AWARD RIGHT LAPSES
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (e) serious misconduct involving dishonesty.)	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

* [illegible] September 2003

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

STATUS OF THE HOLDER	DATE ON WHICH THE PERFORMANCE PERIOD ENDS
(i) For a continuing Employee	5 years from the Base Date
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date)

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either: .

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable under term 2.4. Irrespective of whether there is a Regulatory Condition, the Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable.

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

	WHEN ON THE TEST DAY	NUMBER OF THE PERFORMANCE AWARD RIGHTS WHICH ARE ELIGIBLE TO BECOME EXERCISABLE:
(i)	the Rank does not reach 50	(1) nil
(ii)	the Rank reaches 50 or above	(2) the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $$\left[\frac{[2(A-50)+50]}{100} \times B - C\right]$$

Where:

A is the lesser of:

(i) the Rank reached on the Test Day; and

(ii) 75.

B is the Total PARs;

C is the number of Performance Award Rights which before the Test Day:

(i) have become Exercisable ; or (ii)are eligible to become exercisable

but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

RULE

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group: and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale. with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 METHOD OF EXERCISE OF PERFORMANCE AWARD RIGHTS

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right. together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 NO TRANSFERS

Performance Award Rights may not be transferred.

5 QUOTATION OF PERFORMANCE AWARD RIGHTS AND SHARES

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 PARTICIPATION IN FUTURE ISSUES

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus Issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights Issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation: and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 LAPSE

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 LIABILITY FOR TAX

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any.
of the Listing Rules.

10 NOTICES

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 REGULATORY CONDITION

11.1 Notwithstanding anything else in these terms, but subject to term 11.2:

(a) a Performance Award Right does not become an Exercisable Right;

(b) an Exercisable Right cannot be exercised; or

(c) Shares cannot be transferred to the Holder,

if there is a Regulatory Condition in existence at that time in relation to that action or event.

11.2 The Trustee may, in its absolute discretion, waive any Regulatory Condition. If the Trustee does not waive a Regulatory Condition, it will use reasonable endeavours to deliver to the Holder a similar (but not identical) value to that which the Holder would have been entitled had there been no Regulatory Condition.

12 INTERPRETATION

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the 30 June that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date: and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Regulatory Condition means in relation to any matter regarding the vesting or exercise of a Performance Award Right, the Trustee determines that a law, regulation or official, party organ or administrative pronouncement or action, or any judicial decision interpreting or applying such laws, regulations or pronouncements is made or in existence which means that:

(a) the vesting or exercise of a Performance Award Right is not permitted; or

(b) requirements could be imposed in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, to be unacceptable; or

(c) requirements could be imposed on the Holder in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, have been complied with to their satisfaction.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at the age 55 or over, or such age, as determined by the Board, in accordance with local legislation.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Limited

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Performance Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Performance Award Rights or Performance Award Rights generally.

Printed on Tudor RP 100% Recycled Paper

IAG PERFORMANCE AWARD RIGHTS PLAN" - 2006/2007
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - UNITED KINGDOM

INTRODUCTION

The following taxation summary assumes that you are, and remain, a UK resident for taxation purposes. **The information is general in nature** and relates to UK taxation rules that apply to awards made under the Performance Award Rights (PAR) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your PARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

The analysis below is based on law and practice as at August 2006.

TAXATION OF YOUR PERFORMANCE AWARD RIGHTS

The taxation of your PAR will be dependent on your tax residency status at the Commencement Date (19 December 2006), at the date on which you exercise your PARs and at the date on which you dispose of any IAG shares ("shares") you acquire.

This summary covers the following situations:

- you were resident and ordinarily resident (R/OR) in the UK at the Commencement Date, at the date of exercise of the PARs and at the date of disposal of any shares you acquired; and

If your existing residency status is different to the above scenarios, different provisions may apply.

Note that for the purposes of calculating any UK income tax or capital gains tax due, any figures used in the calculations must be converted into Sterling at the exchange rate prevailing on the date of the taxable event (i.e. exercise of your PAR or disposal of the underlying shares).

GRANT

If you are R/OR for tax purposes (broadly this means that you have spent 183 days in the UK in the current tax year and on average 90 days per year in the UK over the last four years, you have demonstrated an intention to stay in the UK permanently (by buying a house for example) or your intention was to stay in the UK for in excess of 3 years when you arrived) the grant of the PAR to you will not be taxable.

PAR EXERCISABLE

You will not be taxed on your PARs when they first become exercisable.

The exercise of your PARs will, however, be subject to income tax and social taxes.

The amount subject to income tax and social taxes will be the UK fair market value, as determined by UK tax rules, of the shares you acquire less the amount you pay to acquire the shares i.e. the AUD$1 you pay to exercise the PAR plus the AUD$66 that you pay to the trustee to acquire the shares.

Your UK employing company is obliged to withhold income tax and social taxes from you at a rate determined by your UK tax code. As a consequence, prior to shares being transferred to you, you will be required to reimburse your employer for the amount of income tax that is required to be withheld from you. If you do not do so, IAG may withhold some of your shares from you.

If you do not reimburse your employing company within 90 days of the date of exercise the amount of tax that you do not reimburse may be considered as a further taxable benefit provided to you and will, itself, be subject to income tax and social taxes.

If the PARs lapse without being exercised and you do not receive any value in consideration (a compensation payment, for example) then you should not be subject to tax on the PAR.

Depending on your personal circumstances you may have to declare the exercise of PARs on your UK Self Assessment income tax return.

SALE OF SHARES

If you were R/OR at the time of exercise of your PARs and were R/OR at the date of disposal of the shares you acquired, the excess of the sale proceeds over the UK "base cost" of the shares may be subject to UK capital gains tax.

The UK base cost of the shares you acquire will include any amount paid to acquire the shares plus any amounts previously charged to income tax, but complex rules establish which shares are deemed to have been sold, see below.

The amount of CGT you pay on the capital gain will depend on a number of factors:

- availability of your annual exemption (£8,800 for 2006/2007);
- taper relief accrued;
- any capital losses available for offset;
- the amount of your other income and whether you are a higher or basic rate taxpayer.

The principal relief from capital gains tax is taper relief which may reduce the amount of gain in charge by up to 75% (giving an effective tax rate of 10% for higher rate taxpayers) if the shares are considered as business assets and you hold them for two or more years between the date of acquisition and the date of disposal. Provided you are an employee of the group at the time of disposal and have been throughout the holding period, then business asset taper relief should apply. If this is not the case, a different rate of relief would be applicable.

If you have acquired shares on more than one date (i.e. via another IAG share based plan or a prior exercise of PARs or via private purchase on the open market) there are complicated matching rules in the UK which determine the shares you are deemed to have sold for UK tax purposes and which share values will be entered into your UK capital gains tax calculation. You cannot choose which shares you are considered to have sold. If these rules are likely to apply to you, you should take professional advice prior to making any disposals.

In broad terms, you are deemed first to have sold any shares acquired on the same day as your disposal, followed by shares acquired in the 30 days after the date of disposal, followed by shares acquired before the date of disposal on a last in, first out basis for shares acquired after 6 April 1998.

Your employer will not withhold any capital gains tax which you may have to pay and it is your own responsibility to declare it to the UK tax authorities and pay any tax due via your Self Assessment tax return. You are required to make sure it is filed by 30 January following the end of the tax year it relates to.

SEC MAIL PROCESSING
RECEIVED
APR 2 0 2007
WASH. D.C. 209 SECTION

a Shared future

IAG DEFERRED AWARD RIGHTS PLAN – 2006/07 OFFER

EXPLANATORY BOOKLET - AUSTRALIA

IAG
Insurance Australia Group

deferred award rights plan – 2006/07 offer

IMPORTANT DATES

TUESDAY 27 FEBRUARY 2007

Offer Opens	An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open. You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

WEDNESDAY 7 MARCH 2007

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

TUESDAY 13 MARCH 2007

Allocation Date	Deferred Award Rights allocated to participants.

In this booklet, all references to time are Australian Eastern Daylight Time (AEDT). These dates are indicative only. IAG may change [illegible]

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 7 pm Monday to Friday.

CONTENTS

IAG DEFERRED AWARD RIGHTS EXPLANATORY BOOKLET – AUSTRALIA
DAR SERIES 1
[illegible] AUSTRALIA GROUP LIMITED
[illegible]

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

[illegible]

deferred award rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader perfomance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations:

A ***price to earnings ratio*** - this is usually calculated as a multiple of the insurance profit:

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor - how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies:

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver:

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments):

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

how to apply for deferred award rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail confirming the number of DARs that you may apply for and information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at:
http://www.computershare.com/employee/au/iag/lti

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm AEDT on 7 March 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*

   * This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "provided" in the text field.
2. Confirm the details displayed on the confirmation screen are correct and submit.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Hanna Meyer from Remuneration and Benefits. Contact details are provided on page 11.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, and full name matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

how the plan works - summary

GRANT

Your invitation to apply for DARs accompanies this booklet.

If you wish to accept the invitation, complete the **online** application for DARs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (7 March 2007). If you cannot apply on the website you can request a paper Application Form.

You will be granted Deferred Award Rights upon acceptance of your application by the Trustee (Commencement Date).

See Page 4

DARs EXCERCISABLE

All of your DARs will become exercisable on the earlier of:

- 3 years from the Commencement Date,
- if your employment ceases within 3 years of the Commencement Date for reasons including redundancy, Retirement, Total and Permanent Disability, Death or by approval of the Board, the date your employment ceases,
- when the Trustee notifies you that an Event has occurred.

See Page 5

EXERCISE

Once DARs have become exercisable, you can generally exercise them at any time before the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group).

Refer to the table on page 7 for more information.

See Pages 6

LAPSE/CEASE EMPLOYMENT

DARs are not generally exercisable if you cease employment with the Group within 3 years from the Commencement date.
(Refer to the table on page 7 for more information)

Where DARs are exercisable, DARs may be exercised for 90 days after you cease to be an Employee.

Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.

See Page 7

how the plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at:
www.computershare.com/employee/au/iag/ltl, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm AEDT on 7 March 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on the 13 March 2007. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

All your DARs will become exercisable 3 years from the Commencement Date subject to you continuing as an employee of the Group.

For example, if you remain an employee of the Group and the Commencement Date for your allocation of DARs is 13 March 2007, your DARs will become exercisable on 13 March 2010.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group within 3 years of the Commencement Date in special circumstances, including redundancy, Retirement, Total and Permanent Disablement, death or by approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DAR Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.

how the plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the DARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and IAG Continuous Disclosure and Insider Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable, you must exercise them after

- 10 years from the Commencement Date (for continuing employees), or
- 90 days after your employment ceases

or your DARs will lapse.

Please refer to the table on page 7 for more information.

how the plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date. Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

REASON FOR CESSATION OF EMPLOYMENT	LESS THAN 3 YEARS FROM COMMENCEMENT DATE	MORE THAN 3 YEARS FROM COMMENCEMENT DATE
Resignation or termination of employment with a company in the Group (other than in special circumstances described below)*	DARs lapse on the date you cease to be an Employee.	You may exercise DARs until the earlier of: 90 days from the date you cease to be an Employee, and 10 years from the Commencement Date. Any unexercised DARs lapse 90 days after the date you cease to be an Employee.
Resignation or termination of employment with a company in the Group* in special circumstances (described below)	DARs become exercisable on the date you cease to be an Employee. You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date). Unexercised DARs lapse 90 days after the date you cease to be an Employee.	
Termination for serious misconduct	All DARs lapse on the date you cease to be an Employee, whether exercisable or not	

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include Retirement, redundancy, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

* i.e. in circumstances where you are no longer employed by a company in the IAG Group. This excludes changes to your IAG employing company due to an internal restructure, or to take up a position with another IAG company.

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Deferred Award Rights (DAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

If you or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

your choice

There are two possible ways to be taxed on DARs you receive under the DAR Plan. You may defer your tax or elect to pay tax upfront at the time the DARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR DEFERRED AWARD RIGHTS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[1]; or
- when you exercise your DARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your DARs at the time of termination as calculated under the formulae in the tax rules.

If your Assessment Time is the time when you exercise your DARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is AUD$1 for all DARs which are exercised at one time). If your DARs lapse, you should not be taxed on the DARs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DARs were exercised.*** It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your DARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the DARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

1 Note. Your employment is terminated if either.

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2006/2007 year of income. The election must be made before you lodge your return for the 2006/2007 tax year.

> An election you make for the 2006/2007 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

If you make the election, you will be assessed on the allocation of your DARs.

You will be taxed on the "full market value" of the DARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount.

If you make an election under section 139E, neither the termination of your employment nor the exercise of your DARs will be taxable events for you. Generally, if the DARs lapse without being exercised, you should not be taxed on the DAR. If you have previously paid tax on the DAR, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the date of grant*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DAR was exercised***. It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on InsideIAG.

you can also contact

JACQUI CONNELLAN OR HANNA MEYER

Remuneration Specialists, Remuneration and Benefits
phone: +61 2 9292 8248
+61 2 9292 8275
e-mail: jacqui.connellan@iag.com.au or
hanna.meyer@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

deferred award rights terms DAR series 1

1. ENTITLEMENT

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

CONDITIONS FOR EXERCISE	COMMENCEMENT OF EXERCISE PERIOD
(a) Three years have passed since the Commencement Date.	The date that is 3 years after the Commencement Date
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse:	The date the Board gives the notice referred to in term 2.1(c)(ii)

(A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

CIRCUMSTANCE		DATE OF LAPSE
(a)	The Holder ceases to be an Employee:	The date the Holder ceases to be an Employee
(i)	other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or	
(ii)	due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	
(b)	The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights Issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 INTERPRETATION

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award

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WASH. D.C. 209 SECTION

a Shared future

IAG DEFERRED AWARD RIGHTS PLAN – 2006/07 OFFER

EXPLANATORY BOOKLET - INTERNATIONAL

IAG
Insurance
Australia
Group

deferred award rights plan – 2006/07 offer

IMPORTANT DATES

TUESDAY 27 FEBRUARY 2007

Offer Opens

An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open.

You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

TUESDAY 6 MARCH 2007

Offer Closes

You must complete your online Application Form by 5pm (GMT) today.

Any paper Application Forms must also be received by 5pm today.

TUESDAY 13 MARCH 2007

Allocation Date

Deferred Award Rights allocated to participants.

[illegible]
These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on +61 3 9415 4160 between 8:30 am and 7 pm (Sydney time) Monday to Friday.

CONTENTS

IAG DEFERRED AWARD RIGHTS EXPLANATORY BOOKLET – INTERNATIONAL
DAR SERIES 1
[illegible] AUSTRALIA GROUP LIMITED
[illegible]

IAG Insurance Australia Group

NRMA INSURANCE · SGIO · SGIC · CGU · swann insurance · STATE · NZI

deferred award rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

SECTION 2

how to apply for deferred award rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail confirming the number of DARs that you may apply for and information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at: **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm GMT on 6 March 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

* This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Hanna Meyer from Remuneration and Benefits. Contact details are provided on page 11.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, and full name matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

how the plan works - summary

GRANT

Your invitation to apply for DARs accompanies this booklet.

If you wish to accept the invitation, complete the **online** application for DARs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (6 March 2007). If you cannot apply on the website you can request a paper Application Form.

You will be granted Deferred Award Rights upon acceptance of your application by the Trustee (Commencement Date).

See Page 4

DARs EXCERCISABLE

All of your DARs will become exercisable on the earlier of:

- 3 years from the Commencement Date.
- if your employment ceases within 3 years of the Commencement Date for reasons including redundancy, Retirement, Total and Permanent Disability, Death or by approval of the Board, the date your employment ceases,
- when the Trustee notifies you that an Event has occurred.

See Page 5

EXERCISE

Once DARs have become exercisable, you can generally exercise them at any time before the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group).

Refer to the table on page 7 for more information.

See Pages 6

LAPSE/CEASE EMPLOYMENT

DARs are not generally exercisable if you cease employment with the Group within 3 years from the Commencement date.
(Refer to the table on page 7 for more information)

Where DARs are exercisable, DARs may be exercised for 90 days after you cease to be an Employee.

Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.

See Page 7

how the plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at:
www.computershare.com/employee/au/iag/lti, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm GMT on 6 March 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on the 13 March 2007. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

All your DARs will become exercisable 3 years from the Commencement Date subject to you continuing as an employee of the Group.

For example, if you remain an employee of the Group and the Commencement Date for your allocation of DARs is 13 March 2007, your DARs will become exercisable on 13 March 2010.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group within 3 years of the Commencement Date in special circumstances, including redundancy, Retirement, Total and Permanent Disablement, death or by approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DAR Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.

how the plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the DARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and IAG Continuous Disclosure and Insider Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable, you must exercise them after

- 10 years from the Commencement Date (for continuing employees), or
- 90 days after your employment ceases

or your DARs will lapse.

Please refer to the table on page 7 for more information.

how the plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date. Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

REASON FOR CESSATION OF EMPLOYMENT	LESS THAN 3 YEARS FROM COMMENCEMENT DATE	MORE THAN 3 YEARS FROM COMMENCEMENT DATE
Resignation or termination of employment with a company in the Group (other than in special circumstances described below)	DARs lapse on the date you cease to be an Employee.	You may exercise DARs until the earlier of: 90 days from the date you cease to be an Employee, and 10 years from the Commencement Date. Any unexercised DARs lapse 90 days after the date you cease to be an Employee.
Resignation or termination of employment with a company in the Group* in special circumstances (described below)	DARs become exercisable on the date you cease to be an Employee. You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date). Unexercised DARs lapse 90 days after the date you cease to be an Employee.	
Termination for serious misconduct	All DARs lapse on the date you cease to be an Employee, whether exercisable or not	

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include Retirement, redundancy, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

---

* i.e. in circumstances where you are no longer employed by a company in the IAG Group. This excludes changes to your IAG employing company due to an internal restructure, or to take up a position with another IAG company.

SECTION 4

taxation summary - international

International supplementary documents have been prepared and form part of your Offer documents. They assume that you are, and remain, a local resident for taxation purposes. The following country guides are available:

United Kingdom

China

Thailand

Singapore

It is important for you to refer to your relevant country document for guidance. **The information is general in nature** and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

JACQUI CONNELLAN OR HANNA MEYER

Remuneration Specialists, Remuneration and Benefits
phone: +61 2 9292 8248
+61 2 9292 8275
e-mail: jacqui.connellan@iag.com.au or
hanna.meyer@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

deferred award rights terms DAR series 1

1. ENTITLEMENT

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

CONDITIONS FOR EXERCISE	COMMENCEMENT OF EXERCISE PERIOD
(a) Three years have passed since the Commencement Date.	The date that is 3 years after the Commencement Date
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse:	The date the Board gives the notice referred to in term 2.1(c)(ii)

(A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.

2.2 the Trustee gives notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right, irrespective of whether there is a Regulatory Condition.

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

CIRCUMSTANCE	DATE OF LAPSE
(a) The Holder ceases to be an Employee:	The date the Holder ceases to be an Employee
(i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or	
(ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	
(b) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights Issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A}:$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 REGULATORY CONDITION

12.1 Notwithstanding anything else in these terms, but subject to term 12.2:

(a) a Deferred Awarc Right does not become an Exercisable Right;

(b) an Exercisable Right cannot be exercised; or

(c) Shares cannot be transferred to the Holder,

if there is a Regulatory Condition in existence at that time in relation to that action or event.

12.2 The Trustee may, in its absolute discretion, waive any Regulatory Condition. If the Trustee does not waive a Regulatory Condition, it will use reasonable endeavours to deliver to the Holder a similar (but not identical) value to that which the Holder would have been entitled had there been no Regulatory Condition.

13 INTERPRETATION

13.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Regulatory Condition means in relation to any matter regarding the vesting or exercise of a Deferred Award Right, the Trustee determines that a law, regulation or official, party organ or administrative pronouncement or action, or any judicial decision interpreting or applying such laws, regulations or pronouncements is made or in existence which means that:

(a) the vesting or exercise of a Deferred Award Right is not permitted; or

(b) requirements could be imposed in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, to be unacceptable; or

(c) requirements could be imposed on the Holder in relation to that vesting or exercise which the Trustee or the Group determine, in their absolute discretion, have been complied with to their satisfaction.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at the age 55 or over, or such age, as determined by the Board, in accordance with local legislation.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section

631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

13.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

13.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

13.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award

Printed on Tudor RP 100% Recycled Paper

a shared future

IAG DEFERRED AWARD RIGHTS PLAN" - 2006/2007
EXPLANATORY BOOKLET - INTERNATIONAL TAX SUMMARY - UNITED KINGDOM

SEC MAIL PROCESSING
RECEIVED
APR 2 0 2007
WASH DC
SECTION
209

INTRODUCTION

The following taxation summary assumes that you are, and remain, a UK resident for taxation purposes. **The information is general in nature** and relates to UK taxation rules that apply to awards made under the Deferred Award Rights (DAR) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your DARs from an independent person who is licensed to give such advice.

Capitalised terms used but not defined in this International Tax Supplement have the same meaning as in the Explanatory Booklet, unless the context requires otherwise.

The analysis below is based on law and practice as at August 2006.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

The taxation of your DAR will be dependent on your tax residency status at the Commencement Date (19 December 2006), at the date on which you exercise your DARs and at the date on which you dispose of any IAG shares ("shares") you acquire.

This summary covers the following situations:

- you were resident and ordinarily resident (R/OR) in the UK at the Commencement Date, at the date of exercise of the DARs and at the date of disposal of any shares you acquired; and

If your existing residency status is different to the above scenarios, different provisions may apply.

Note that for the purposes of calculating any UK income tax or capital gains tax due, any figures used in the calculations must be converted into Sterling at the exchange rate prevailing on the date of the taxable event (i.e. exercise of your DAR or disposal of the underlying shares).

GRANT

If you are R/OR for tax purposes (broadly this means that you have spent 183 days in the UK in the current tax year and on average 90 days per year in the UK over the last four years, you have demonstrated an intention to stay in the UK permanently (by buying a house for example) or your intention was to stay in the UK for in excess of 3 years when you arrived) the grant of the DAR to you will not be taxable.

DAR EXERCISABLE

You will not be taxed on your DARs when they first become exercisable.

The exercise of your DARs will, however, be subject to income tax and social taxes.

The amount subject to income tax and social taxes will be the UK fair market value, as determined by UK tax rules, of the shares you acquire less the amount you pay to acquire the shares i.e. the AUD$1 you pay to exercise the DAR plus the AUD$66 that you pay to the trustee to acquire the shares.

Your UK employing company is obliged to withhold income tax and social taxes from you at a rate determined by your UK tax code. As a consequence, prior to shares being transferred to you, you will be required to reimburse your employer for the amount of income tax that is required to be withheld from you. If you do not do so, IAG may withhold some of your shares from you.

If you do not reimburse your employing company within 90 days of the date of exercise the amount of tax that you do not reimburse may be considered as a further taxable benefit provided to you and will, itself, be subject to income tax and social taxes.

If the DARs lapse without being exercised and you do not receive any value in consideration (a compensation payment, for example) then you should not be subject to tax on the DAR.

Depending on your personal circumstances you may have to declare the exercise of DARs on your UK Self Assessment income tax return.

SALE OF SHARES

If you were R/OR at the time of exercise of your DARs and were R/OR at the date of disposal of the shares you acquired, the excess of the sale proceeds over the UK "base cost" of the shares may be subject to UK capital gains tax.

The UK base cost of the shares you acquire will include any amount paid to acquire the shares plus any amounts previously charged to income tax, but complex rules establish which shares are deemed to have been sold, see below.

The amount of CGT you pay on the capital gain will depend on a number of factors:

- availability of your annual exemption (£8,800 for 2006/2007);
- taper relief accrued;
- any capital losses available for offset;
- the amount of your other income and whether you are a higher or basic rate taxpayer.

The principal relief from capital gains tax is taper relief which may reduce the amount of gain in charge by up to 75% (giving an effective tax rate of 10% for higher rate taxpayers) if the shares are considered as business assets and you hold them for two or more years between the date of acquisition and the date of disposal. Provided you are an employee of the group at the time of disposal and have been throughout the holding period, then business asset taper relief should apply. If this is not the case, a different rate of relief would be applicable.

If you have acquired shares on more than one date (i.e. via another IAG share based plan or via private purchase on the open market) there are complicated matching rules in the UK which determine the shares you are deemed to have sold for UK tax purposes and which share values will be entered into your UK capital gains tax calculation. You cannot choose which shares you are considered to have sold. If these rules are likely to apply to you, you should take professional advice prior to making any disposals.

In broad terms, you are deemed first to have sold any shares acquired on the same day as your disposal, followed by shares acquired in the 30 days after the date of disposal, followed by shares acquired before the date of disposal on a last in, first out basis for shares acquired after 6 April 1998.

Your employer will not withhold any capital gains tax which you may have to pay and it is your own responsibility to declare it to the UK tax authorities and pay any tax due via your Self Assessment tax return. You are required to make sure it is filed by 30 January following the end of the tax year it relates to.

Computershare e-mail invitation – 27 February 2007 – 4pm
Invitation Offer Open

UK

Subject: Your Invitation – IAG Long Term Incentive Offer – 2006/2007

You are invited to participate in the 2006/2007 IAG long term incentive Offer and receive an allocation of IAG Performance Award Rights (PARs) and IAG Deferred Award Rights (DARs).

Earlier this week, you were provided with an invitation letter which contains details of your long term incentive allocations.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at:
http://www.computershare.com/employee/au/iag/lti **by no later than 5pm Greenwich Mean Time (GMT) on Tuesday 06 March 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Tuesday 27 February 2007
Offer Closes:	Tuesday 6 March 2007 at 5pm (GMT)
Expected Grant Date:	Tuesday 13 March 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number (which was emailed to you by Remuneration & Benefits) and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received by no later than 5pm GMT Tuesday 6 March 2007.**

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 13 March 2007, provided you remain employed by an IAG Group Company at that time.

In April, you will receive holding statements to confirm the number of PARs and DARs that have been allocated to you.

WHERE TO GET HELP

About the Long Term Incentive Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	+61 2 9292 8248
Hanna Meyer:	+61 2 9292 8275

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEDT on +61 3 9415 4160.

Regards
Computershare Plan Managers

Computershare e-mail invitation – 27 February 2007 – 10am
Invitation Offer Open

Subject: Your Invitation – IAG Long Term Incentive Offer – 2006/2007

You are invited to participate in the 2006/2007 IAG long term incentive Offer and receive an allocation of IAG Performance Award Rights (PARs) and IAG Deferred Award Rights (DARs).

Earlier this week, you were provided with an invitation letter which contains details of your long term incentive allocations.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at:
http://www.computershare.com/employee/au/iag/lti **by no later than 5pm Australian Eastern Daylight Time (AEDT) on Wednesday 07 March 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Tuesday 27 February 2007
Offer Closes:	Wednesday 7 March 2007 at 5pm AEDT
Expected Grant Date:	Tuesday 13 March 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received by no later than 5pm AEDT Wednesday 7 March 2007.**

WHAT HAPPENS NEXT?

Allocations are expected to be granted on 13 March 2007, provided you remain employed by an IAG Group Company at that time.

In April, you will receive holding statements to confirm the number of PARs and DARs that have been allocated to you.

WHERE TO GET HELP

About the Long Term Incentive Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	(02) 9292 8248
Hanna Meyer:	(02) 9292 8275

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEDT on 1800 452 196.

Regards
Computershare Plan Managers

Welcome to the IAG Long Term Incentive 2006/2007 Offer.

Introduction

Please find below information for the IAG Long Term Incentive 2006/2007 Offer. You are invited to complete an application to participate in the IAG Performance Awards Rights Plan (PAR), and the IAG Deferred Award Rights (DAR) Plan.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklets and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size
DAR Plan - Explanatory Booklet International	320KB
DAR Plan - International tax Supplement - United Kingdom	77KB
PAR Plan - Explanatory Booklet International	379KB
PAR Plan - International tax Supplement - United Kingdom	77KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2: Apply to receive your LTI Allocation

LTI Application Form

Further Information

International - +61 3 9415 4160 (8:30 am - 7:00 pm AEDT, Monday - Friday)

email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Post - GPO Box 1501, Sydney, NSW 2001, Australia

» 1. **Terms and Conditions** » 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Performance Award Rights Plan

1. I agree to the following by returning this form, I agree to acquire the number of Performance Award Rights (PARs) set out in this application on the Performance Award Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to affect the grant of PARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG. Plan Terms, IAG Share and Performance Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue PARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally to administer the PAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and Conditions specified above.

Cancel

Application Form

In order to apply for your LTI allocation, you will need to confirm or enter your details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
	Test		Cpmadminuk

Mailing Address (Street Address or Post Office Box)

City/Suburb/Town State Po:

Employee Number	Home Phone	Work Phone
12345		

Email Address

Computershare has your employee details to an existing IAG Share holding.

Section B: Acceptance

I accept the Offer to receive:

Performance Award Rights (PARs) under the IAG PAR Plan.

Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name) Signature Date (dd/mm/yyyy)

Cancel
< Previous

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. **Application Confirmation**

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-7-2-29

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- Should you change any of your existing details as part of your online application, your Computershare records will be updated.
- PAR and DAR allocations are expected to be made March 2007.
- You will receive a holding statement to confirm your PAR & DAR allocation in April.
- If you have any further questions, please do not hesitate to contact us.

Welcome to the IAG Long Term Incentive 2006/2007 Offer.

Introduction

Please find below information for the IAG Long Term Incentive 2006/2007 Offer. You are invited to complete an application to participate in the IAG Performance Awards Rights Plan (PAR), and the IAG Deferred Award Rights (DAR) Plan.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklets and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size
DAR Plan - Explanatory Booklet Australia	326KB
PAR Plan - Explanatory Booklet Australia	389KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2: Apply to receive your LTI Allocation

LTI Application Form

Further Information

Toll Free - 1800 452 196 (8:30 am - 7:00 pm AEDT, Monday - Friday)

email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Post - GPO Box 1501, Sydney, NSW 2001, Australia

Application Form

In order to apply for your LTI allocation, you will need to confirm or enter your details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
	Test		Cpmadminaus

Mailing Address (Street Address or Post Office Box)

City/Suburb/Town State Po:

Employee Number	Home Phone	Work Phone
12345		

Email Address

Computershare has your employee details to an existing IAG Share holding.

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN.

Your TFN is currently (if previously supplied to Computershare)

If your TFN is not quoted, Please enter your TFN here:

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.*

Section B: Acceptance

I accept the Offer to receive:

Performance Award Rights (PARs) under the IAG PAR Plan.

Deferred Award Rights (DARs) under the IAG DAR Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name) Signature Date (dd/mm/yyyy)

Cancel
< Previous

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. **Application Confirmation**

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-6-2-8

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- Should you change any of your existing details as part of your online application, your Computershare records will be updated.
- PAR and DAR allocations are expected to be made March 2007.
- You will receive a holding statement to confirm your PAR & DAR allocation in April.
- If you have any further questions, please do not hesitate to contact us.

SEC MAIL PROCESSING
RECEIVED
APR 2 0 2007
WASH, D.C. 209 SECTION

ASX
AUSTRALIAN SECURITIES EXCHANGE

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/02/2007

TIME: 10:19:51

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 7

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	22 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	1. 1,378,059 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited.
Class	Ordinary Shares
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1353

+ See chapter 19 for defined terms.

No. of securities held after change	1. 1,378,305 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited. 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under IAG Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	7 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 71,362 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,353
No. of securities held after change	1. 102,803 (Direct interest) 2. 71,362 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under a Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN SCHWARTZ
Date of last notice	5 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	17,535 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,353
No. of securities held after change	246 (Directly held) 17,535 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under a Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	5 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director and shareholder, Strong Aviation Services and Investments (SASI) Pty Limited.
Date of change	31 January 2007
No. of securities held prior to change	1. 12,083 (Direct interest) 2. 223,051 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited)
Class	Ordinary Shares
Number acquired	738
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,059

+ See chapter 19 for defined terms.

No. of securities held after change	1. 12,575 (Direct interest) 2. 223,051 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,246 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under a Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YASMIN ALLEN
Date of last notice	5 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	12,523 (Beneficiary of Non- Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,353
No. of securities held after change	246 (Directly held) 12,523 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under a Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ASTBURY
Date of last notice	5 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder: John Astbury & Susan Astbury (Astbury Family Super Fund). Beneficiary and trustee of a superannuation fund
Date of change	31 January 2007
No. of securities held prior to change	1. 10,083 (Direct interest) 2. 30,775 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 29,400 (Beneficiary and trustee of a superannuation fund)
Class	Ordinary Shares
Number acquired	738
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,059

+ See chapter 19 for defined terms.

No. of securities held after change	1. 10,575 (Direct interest) 2. 30,775 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 29,646 (Beneficiary and trustee of a superannuation fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under a Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	5 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	1. 5,140 (Direct interest) 2. 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,353
No. of securities held after change	1. 5,386 (Direct interest) 2. 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under a Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/02/2007

TIME: 11:12:50

TO: IAG FINANCE (NEW ZEALAND) LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael Woods (alternate director)
Date of last notice	22 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder L Tate. Ordinary shares in Insurance Australia Group Limited (IAG) in respect of which the director has control of voting and disposal.
Date of change	31 January 2007
No. of securities held prior to change	**Directly Held:** 1. 6705 ordinary shares in IAG; **Indirectly Held:** 2. 500 Reset Preference Shares in IAG held by Belarit Pty Limited, ATF Woods Family Trust; 3. 75,993 ordinary shares in IAG held by registered holder L Tate in respect of which the director has control of voting and disposal; 4. 35,706 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan; and 5. 1,400 Reset Exchangeable Securities (RES) indirectly held by Michael Bulkara Pty Limited, an entity controlled by Mr Michael Woods.

+ See chapter 19 for defined terms.

Class	Ordinary Shares in IAG
Number acquired	246 (directly held) 246 (indirectly held)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2706
No. of securities held after change	**Directly Held:** 6. 6951 ordinary shares in IAG; **Indirectly Held:** 7. 500 Reset Preference Shares in IAG held by Belarit Pty Limited, ATF Woods Family Trust; 8. 76,239 ordinary shares in IAG held by registered holder L Tate in respect of which the director has control of voting and disposal; 9. 35,706 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan; and 10. 1,400 Reset Exchangeable Securities (RES) indirectly held by Michael Bulkara Pty Limited, an entity controlled by Mr Michael Woods.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under IAG Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	5 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director and shareholder, Strong Aviation Services and Investments (SASI) Pty Limited.
Date of change	31 January 2007
No. of securities held prior to change	1. 12,083 (Direct interest) 2. 223,051 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited)
Class	Ordinary Shares
Number acquired	738
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,059

+ See chapter 19 for defined terms.

No. of securities held after change	1. 12,575 (Direct interest) 2. 223,051 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,246 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under a Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	7 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 71,362 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares in Insurance Australia Group Limited (IAG)
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1353
No. of securities held after change	1. 102,803 (Direct interest) 2. 71,362 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under IAG Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	22 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	1. 1,378,059 ordinary shares in IAG 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited.
Class	Ordinary Shares in IAG
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1353

+ See chapter 19 for defined terms.

No. of securities held after change	1. 1,378,305 ordinary shares in IAG. 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited. 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under IAG Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr George Venardos
Date of last notice	22 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	85,648 ordinary shares in IAG
Class	Ordinary shares in IAG
Number acquired	246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1353

+ See chapter 19 for defined terms.

No. of securities held after change	85,894 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of ordinary shares under IAG Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		
Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

+ See chapter 19 for defined terms.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 0 2007
WASH, D.C. 209

COPY

ASX
AUSTRALIAN STOCK EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/02/2007

TIME: 14:01:47

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Minor Reclassification Changes for Results Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

15 February 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Insurance Australia Group Limited (IAG) announces minor change reclassification within its analysis of results

IAG advises that it has changed the method by which the results of its captive insurance operations are allocated to the operating divisions for the purposes of reporting to the investment markets. As this is merely a reclassification within the insurance profits, there is no change to the reported profit.

Rather than allocating the result of the captives directly against the reinsurance expense, the captive operations are allocated on a line by line basis to better reflect the underlying inter-segment revenue and expenses.

The results for the six months to 31 December 2006, which are scheduled to be announced on 22 February 2007, will be presented on the new basis.

The comparatives for each of the past three half-years have been restated and a schedule comparing the new and old basis of reporting is attached for the convenience of investors and analysts who maintain detailed financial models.

Yours faithfully

Anne O'Driscoll
Company Secretary

IAG – Segment analysis on current and previous basis of reporting

Consolidated Group

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	3,345	3,345
Gross earned premium	3,250	3,250
Reinsurance expense	(214)	(243)
Net premium revenue	3,036	3,007
Net claims expense	(2,011)	(1,985)
Commission expense	(247)	(247)
Underwriting expense	(566)	(556)
Underwriting profit	212	219
Investment income on technical reserves	253	246
Insurance profit	465	465
Insurance ratios		
Loss ratio	66.2%	66.0%
Expense ratio	26.8%	26.7%
Commission ratio	8.1%	8.2%
Administration ratio	18.6%	18.5%
Combined ratio	93.0%	92.7%
Insurance margin (before tax)	15.3%	15.5%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	3,206	3,206
Gross earned premium	3,320	3,320
Reinsurance expense	(209)	(235)
Net premium revenue	3,111	3,085
Net claims expense	(1,985)	(1,970)
Commission expense	(254)	(254)
Underwriting expense	(598)	(584)
Underwriting profit	274	277
Investment income on technical reserves	195	192
Insurance profit	469	469
Insurance ratios		
Loss ratio	63.8%	63.9%
Expense ratio	27.4%	27.1%
Commission ratio	8.2%	8.2%
Administration ratio	19.2%	18.9%
Combined ratio	91.2%	91.0%
Insurance margin (before tax)	15.1%	15.2%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	3,229	3,229
Gross earned premium	3,217	3,217
Reinsurance expense	(196)	(332)
Net premium revenue	3,021	2,885
Net claims expense	(1,915)	(1,785)
Commission expense	(250)	(250)
Underwriting expense	(597)	(586)
Underwriting profit	259	264
Investment income on technical reserves	115	110
Insurance profit	374	374
Insurance ratios		
Loss ratio	63.4%	61.9%
Expense ratio	28.0%	29.0%
Commission ratio	8.3%	8.7%
Administration ratio	19.7%	20.3%
Combined ratio	91.4%	90.9%
Insurance margin (before tax)	12.4%	13.0%

Australian Personal Lines

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	1,976	1,976
Gross earned premium	1,950	1,950
Reinsurance expense	(73)	(127)
Net premium revenue	1,877	1,823
Net claims expense	(1,333)	(1,283)
Commission expense	(116)	(116)
Underwriting expense	(346)	(338)
Underwriting profit	82	86
Investment income on technical reserves	149	145
Insurance profit	231	231
Insurance ratios		
Loss ratio	71.0%	70.4%
Expense ratio	24.6%	24.9%
Commission ratio	6.2%	6.4%
Administration ratio	18.4%	18.5%
Combined ratio	95.6%	95.3%
Insurance margin (before tax)	12.3%	12.7%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	1,936	1,936
Gross earned premium	1,973	1,973
Reinsurance expense	(71)	(93)
Net premium revenue	1,902	1,880
Net claims expense	(1,306)	(1,289)
Commission expense	(122)	(122)
Underwriting expense	(350)	(342)
Underwriting profit	125	127
Investment income on technical reserves	121	119
Insurance profit	246	246
Insurance ratios		
Loss ratio	68.6%	68.6%
Expense ratio	24.8%	24.7%
Commission ratio	6.4%	6.5%
Administration ratio	18.4%	18.2%
Combined ratio	93.4%	93.3%
Insurance margin (before tax)	12.9%	13.1%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	1,924	1,924
Gross earned premium	1,917	1,917
Reinsurance expense	(66)	(126)
Net premium revenue	1,851	1,791
Net claims expense	(1,227)	(1,171)
Commission expense	(124)	(124)
Underwriting expense	(359)	(352)
Underwriting profit	141	144
Investment income on technical reserves	77	74
Insurance profit	218	218
Insurance ratios		
Loss ratio	66.3%	65.4%
Expense ratio	26.1%	26.6%
Commission ratio	6.7%	6.9%
Administration ratio	19.4%	19.7%
Combined ratio	92.4%	92.0%
Insurance margin (before tax)	11.8%	12.2%

Australian Commercial Lines

Half-year ended Jun 05	Current Reported	Previous Reported
	A$m	A$m
Gross written premium	867	867
Gross earned premium	803	803
Reinsurance expense	(93)	(83)
Net premium revenue	710	720
Net claims expense	(395)	(405)
Commission expense	(88)	(88)
Underwriting expense	(149)	(148)
Underwriting profit	78	79
Investment income on technical reserves	88	87
Insurance profit	166	166
Insurance ratios		
Loss ratio	55.7%	56.3%
Expense ratio	33.4%	32.8%
Commission ratio	12.4%	12.2%
Administration ratio	21.0%	20.6%
Combined ratio	89.0%	89.1%
Insurance margin (before tax)	23.4%	23.1%

Half-year ended Dec 05	Current Reported	Previous Reported
	A$m	A$m
Gross written premium	761	761
Gross earned premium	823	823
Reinsurance expense	(81)	(85)
Net premium revenue	743	738
Net claims expense	(411)	(409)
Commission expense	(87)	(86)
Underwriting expense	(167)	(165)
Underwriting profit	78	78
Investment income on technical reserves	59	59
Insurance profit	137	137
Insurance ratios		
Loss ratio	55.3%	55.4%
Expense ratio	34.2%	34.0%
Commission ratio	11.7%	11.7%
Administration ratio	22.5%	22.3%
Combined ratio	89.4%	89.4%
Insurance margin (before tax)	18.5%	18.6%

Half-year ended Jun 06	Current Reported	Previous Reported
	A$m	A$m
Gross written premium	778	778
Gross earned premium	788	788
Reinsurance expense	(76)	(156)
Net premium revenue	712	632
Net claims expense	(388)	(309)
Commission expense	(83)	(83)
Underwriting expense	(154)	(152)
Underwriting profit	87	88
Investment income on technical reserves	23	22
Insurance profit	110	110
Insurance ratios		
Loss ratio	54.5%	48.9%
Expense ratio	33.2%	37.2%
Commission ratio	11.6%	13.1%
Administration ratio	21.6%	24.1%
Combined ratio	87.7%	86.1%
Insurance margin (before tax)	15.5%	17.4%

International

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	502	502
Gross earned premium	496	496
Reinsurance expense	(48)	(34)
Net premium revenue	448	462
Net claims expense	(285)	(298)
Commission expense	(44)	(44)
Underwriting expense	(71)	(70)
Underwriting profit	48	50
Investment income on technical reserves	16	14
Insurance profit	64	64
Insurance ratios		
Loss ratio	63.6%	64.5%
Expense ratio	25.6%	24.7%
Commission ratio	9.7%	9.5%
Administration ratio	15.9%	15.2%
Combined ratio	89.2%	89.2%
Insurance margin (before tax)	14.3%	13.9%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	509	509
Gross earned premium	524	524
Reinsurance expense	(56)	(57)
Net premium revenue	468	467
Net claims expense	(271)	(272)
Commission expense	(45)	(46)
Underwriting expense	(80)	(77)
Underwriting profit	71	72
Investment income on technical reserves	15	14
Insurance profit	86	86
Insurance ratios		
Loss ratio	58.0%	58.2%
Expense ratio	26.8%	26.3%
Commission ratio	9.6%	9.8%
Administration ratio	17.2%	16.5%
Combined ratio	84.8%	84.5%
Insurance margin (before tax)	18.4%	18.4%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	526	526
Gross earned premium	512	512
Reinsurance expense	(55)	(50)
Net premium revenue	457	462
Net claims expense	(300)	(306)
Commission expense	(44)	(44)
Underwriting expense	(83)	(81)
Underwriting profit	30	31
Investment income on technical reserves	15	14
Insurance profit	45	45
Insurance ratios		
Loss ratio	65.7%	66.2%
Expense ratio	27.9%	27.0%
Commission ratio	9.7%	9.5%
Administration ratio	18.2%	17.5%
Combined ratio	93.6%	93.2%
Insurance margin (before tax)	9.9%	9.7%

New Zealand

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	502	502
Gross earned premium	496	496
Reinsurance expense	(48)	(34)
Net premium revenue	448	462
Net claims expense	(285)	(298)
Commission expense	(44)	(44)
Underwriting expense	(71)	(70)
Underwriting profit	48	50
Investment income on technical reserves	16	14
Insurance profit	64	64
Insurance ratios		
Loss ratio	63.6%	64.5%
Expense ratio	25.6%	24.7%
Commission ratio	9.7%	9.5%
Administration ratio	15.9%	15.2%
Combined ratio	89.2%	89.2%
Insurance margin (before tax)	14.3%	13.9%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	494	494
Gross earned premium	507	507
Reinsurance expense	(44)	(45)
Net premium revenue	463	462
Net claims expense	(268)	(269)
Commission expense	(46)	(46)
Underwriting expense	(78)	(75)
Underwriting profit	71	72
Investment income on technical reserves	15	14
Insurance profit	86	86
Insurance ratios		
Loss ratio	57.9%	58.2%
Expense ratio	26.7%	26.2%
Commission ratio	9.9%	10.0%
Administration ratio	16.8%	16.2%
Combined ratio	84.6%	84.4%
Insurance margin (before tax)	18.6%	18.6%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	477	477
Gross earned premium	462	462
Reinsurance expense	(37)	(32)
Net premium revenue	425	429
Net claims expense	(281)	(287)
Commission expense	(39)	(39)
Underwriting expense	(77)	(74)
Underwriting profit	28	29
Investment income on technical reserves	14	13
Insurance profit	42	42
Insurance ratios		
Loss ratio	66.0%	66.9%
Expense ratio	27.3%	26.3%
Commission ratio	9.1%	9.1%
Administration ratio	18.2%	17.2%
Combined ratio	93.2%	93.2%
Insurance margin (before tax)	9.9%	9.8%

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 0 2007
Wash, D.C. 209

ASX

AUSTRALIAN STOCK EXCHANGE

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2007

TIME: 08:31:08

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

HALF YEAR REPORT 31 DECEMBER 2006

APPENDIX 4D

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2006

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	% change	$m
Revenue from ordinary activities	Down	3.5%	4,084
Profit from ordinary activities after tax attributable to shareholders	Down	25.2%	345
Net profit attributable to shareholders of Insurance Australia Group Limited	Down	25.2%	345

Dividends – ordinary shares	Amount per share	Franked amount per share
Interim dividend	13.5 cents	13.5 cents

The record date of the dividend is 14 March 2007. The dividend is to be paid on 16 April 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The interim dividend will be fully underwritten such that the shortfall in the DRP take-up will be underwritten. The last date for the receipt of an election notice for participation in the company's DRP is 14 March 2007.

OTHER INFORMATION

During the half year the Insurance Australia Group held an interest in the following joint ventures:

	% Held
Joint venture	
NTI Limited	50.00
Associates	
AmAssurance Berhad	30.00
First Rescue and Emergency(NZ) Limited	50.00
Loyalty New Zealand Limited	25.00
Sureplan NZ Limited	30.00
AR Hub Pty Ltd	33.33

The company's aggregate share of profits of these entities is not material.

APPENDIX 4D COMPLIANCE MATRIX

Appendix 4D disclosure requirements	Insurance Australia Group Appendix 4D	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period.	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). 2.6 A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4D		
3. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Half year financial report 31 December 2006: • Notes to the financial statements - Net tangible assets.	P.26	Note 13
4. Details of entities over which control has been gained or lost during the period, including the following. 4.1 Name of the entity. 4.2 The date of the gain or loss of control. 4.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Half year financial report 31 December 2006: • Notes to the financial statements - Acqusitions and disposals of businesses	P.23	Note 11

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2006

Appendix 4D disclosure requirements	Insurance Australia Group Appendix 4D	Page Number	Note Number
5. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Half year financial report 31 December 2006: • Notes to the financial statements - Dividends note	P.17	Note 7
6. Details of any dividend or distribution reinvestment plan in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Half year financial report 31 December 2006: • Notes to the financial statements - Dividend note	P.17	Note 7
7 Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and - where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	"Other information" page 2 Appendix 4D		
8. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
9. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

HALF YEAR FINANCIAL REPORT – 31 DECEMBER 2006

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

AND SUBSIDIARIES

HALF YEAR FINANCIAL REPORT - 31 DECEMBER 2006

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report of Insurance Australia Group Limited ("IAG", "Company" and "Parent") and its subsidiaries (referred to as "IAG Group" and "Consolidated entity") for the half year ended 31 December 2006 and the auditor's review report thereon.

Directors

The Company's Directors in office at any time during or since the end of the half year are as follows. Directors were in office for the entire period unless otherwise stated.

Mr JA Strong (Director since 2 August 2001), Ms YA Allen (Director since 10 November 2004), Mr JF Astbury (Director since 25 July 2000), Mr PM Colebatch (Director since 1 January 2007), Mr GA Cousins (Director since 25 July 2000), Mr ND Hamilton (Director since 19 June 2000), Mr RA Ross (Director since 25 July 2000), Mr B Schwartz (Director since 1 January 2005) and Mr MJ Hawker (Director since 1 December 2001).

Operating and financial review

Review of Financial Performance

(a) Operating result for the half year

The IAG Group's net profit after tax for the current half year was $382 million (2005 - $513 million). After adjusting for minority interests in the IAG Group result, net profit attributable to equity holders of the Company was $345 million (2005 – $461 million).

(b) Underwriting result

The IAG Group produced an underwriting profit before investment income on technical reserves of $244 million (2005 – $274 million). The underwriting profit is affected by interest rate movements which change the discount rate applicable to claims reserves. In 2006, this resulted in a decrease in claims expense by $30 million (2005 – $16 million), resulting in a loss ratio of 64.4% (2005 – 63.8%) and the combined ratio of 92.3% (2005 – 91.2%). After excluding the impact of interest rate movements, the immunised loss ratio was 65.4% (2005 – 64.4%) and the immunised combined ratio was 93.2% (2005 – 91.7%). The expense ratio of 27.8% was up slightly from the prior period (2005 – 27.4%).

The insurance profit of $420 million (2005 – $469 million), which is considered to be a sound insurance trading result, equated to an insurance margin of 13.3% (2005 – 15.1%). This margin was achieved despite challenging market conditions in Australia including the effect of margin pressures in commercial lines and short-tail personal insurance. These conditions were offset to some extent by the continued favourable development in long-tail classes.

The following discussion of underwriting result by business segments, being the Australian personal and commercial lines and the International insurance operations, incorporates an allocation of the result of the IAG Group's Captive reinsurers (on a line by line allocation). This allocation was based on the net contribution of the business segments to the Captive result.

(i) Australian personal lines insurance operations
The personal lines insurance operations produced an insurance margin of 10.8% for the current half year (2005 – 12.9%). The decline in the insurance margin was attributable to the competitive price pressures and small inflationary pressures on the claims costs, especially home input costs.

Gross written premiums decreased by 0.7% to $1,923 million (2005 - $1,936 million).

(ii) Australian commercial lines insurance operations
The commercial lines insurance operations produced an insurance margin of 25.4% for the current half year (2005 – 18.4%). The increase in the margin over the prior period was due to a strong performance by the short-tail commercial lines business which benefited from a lower incidence of large losses compared to prior periods and the continued favourable claims experience in long-tail classes and consequent reserve releases.

Gross written premiums increased by 0.7% to $766 million (2005 - $761 million) due to strong renewal rates despite pressures on premium rates.

Fee based income produced a profit of $27 million (2005 – $2 million). The significant turn around was due to additional bonus payments received by the non-risk workers' compensation schemes in NSW and Victoria from the relevant WorkCover authorities as a result of the improved performance. The premium funding business also continued to grow and generate profits.

Operating and financial review (continued)

(iii) International insurance operations

New Zealand insurance operations:
The New Zealand insurance operations produced an insurance margin of 9.0% for the current half year (2005 – 18.6%), in light of a soft cycle in commercial business and a slowing New Zealand economy. The strong result in 2005 was achieved against a backdrop of unusually favourable weather and a firmer price environment.

Gross written premiums decreased by 6.9% to $460 million (2005 – $494 million), the reduction being entirely attributable to the lower average NZ dollar exchange rate during the current half year compared to the corresponding prior period. In New Zealand dollar terms, the New Zealand operations achieved growth in gross written premiums of 0.3%.

Thailand insurance operations:
The IAG Group acquired IAG Insurance (Thailand) Ltd (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) on 4 July 2005 and Safety Insurance Public Company Limited ("Safety Insurance") on 31 March 2006. Gross written premium for the current half year was $79 million (2005 – $16 million) with a combined ratio of 98.4% (2005 – 77.7%). The IAG Group has identified and implemented initiatives to capitalise on growth opportunities in the Thailand insurance market, including introducing new products, skills, technology and distribution strategies.

AmAssurance, Malaysia:
On 10 March 2006, IAG completed its acquisition of a 30% stake in AmAssurance. Under the principles of equity accounting, IAG recognised 30% of AmAssurance's profit as a share of profits from associates in the income statement. This amounted to $3 million for the current half year.

Reinsurance operations:
The international reinsurance operations represent third party business underwritten by IAG Re Labuan and Alba (Lloyd's syndicate 4455). Both businesses commenced operations in July 2006 and their results include set up costs with modest earned premiums. Gross written premiums were $13 million for the current half year.

European operations:
The IAG Group entered the European insurance market on 29 September 2006 via the acquisitions of Hastings Direct Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage"). Hastings is a personal lines broker operating for close to 10 years. Advantage is a Gibraltar based and licensed underwriter which has had common ownership with Hastings for about 4 years. It only writes motor insurance (including motorcycle) and sources most of its premium from Hastings as a panel underwriter.

The European operations also generated fee income from the broking business in the United Kingdom.

Gross written premiums for the current half year since acquisitions was $83 million.

Captive reinsurers:
The Captive reinsurers act solely as the IAG Group's reinsurer assuming risk from other parts of the business and obtaining reinsurance protections for the IAG Group in the open market. The insurance result decreased by $28 million to a loss of $3 million in the current half year. As previously discussed, the Captive's financial performance has been allocated to the Australian personal and commercial lines, New Zealand and Thailand insurance operations and International reinsurance operations.

(c) Corporate and investments

Investment income on corporate and equity holders' funds (net of investment expenses) decreased by 51.9% to $166 million. The decrease was due to the lower investment returns by all the major asset classes, particularly Australian equities, in the current half year.

Net corporate expenses have increased by $8 million (10.4%) to $85 million. This increase was mainly attributable to the increase in borrowing costs by $5 million in the current half year due to the funds raised for the acquisitions of Hastings and Advantage.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Operating and financial review (continued)

Review of Financial Condition

(a) Financial position

(i) Assets:
The total assets of the IAG Group as at 31 December 2006 are $18,761 million (30 June 2006 – $16,972 million). The increase is mainly attributable to the acquisitions of Hastings and Advantage during the current half year and the funds were raised for the acquisition of Equity Insurance Group ("EIG") (which was completed in January 2007). The funds raised were as follows:

- issue of ordinary shares of $737 million (net of expenses); and
- issue of GBP subordinated term notes to the face value of $625 million (GBP 250 million).

Other factors contributing to the increase in total assets were:

- the acquisition of Alba in July 2006;
- net profit generated from operations of $382 million during the current half year; and
- the impact of the stronger NZ dollar exchange rate as at 31 December 2006 compared to the corresponding exchange rate as at 30 June 2006 on New Zealand assets.

These increases were offset to some extent by the payment of the 2006 final dividend of $255 million in October 2006.

(ii) Liabilities:
The total liabilities of the IAG Group as at 31 December 2006 are $14,244 million (30 June 2006 – $13,301 million) with the major component being general insurance liabilities of $10,679 million (30 June 2006 – $10,430 million), which includes the effect from the acquisitions of Advantage and Alba during the current half year. The increase in other liabilities is mainly attributable to the:

- issue of GBP subordinated term notes to the face value of $625 million (GBP 250 million);
- impact of the stronger NZ dollar exchange rate as at 31 December 2006 compared to the corresponding exchange rate as at 30 June 2006 on New Zealand liabilities; and
- increase in reinsurance premium payable is due to an advance payment in June 2006 and the recognition of a catastrophe cover for the 2007 calendar year in December 2006.

The increases were offset to some extent by decreases in employee benefits provisions as a result of staff bonuses for the 2006 financial year being paid in September 2006 and the increase in actuarial gains on the defined benefit plan during the current half year.

(iii) Equity:
Equity was mainly impacted by the following activities during the current half year:

Increase:
- issue of ordinary shares of $737 million (net of expenses and income tax); and
- net profit of $382 million.

Decrease:
- payment of the 2006 final dividend of $255 million.

Operating and financial review (continued)

(b) Cash from operations

(i) Cash flows from operating activities:
Cash flows from operating activities have increased by 21.3% to $199 million. The increase is mainly attributable to the cash flows generated from the newly acquired entities, Hastings and Advantage (in September 2006), IAG Re Labuan (in July 2006), Alba (in July 2006) and Safety Insurance (in March 2006). Excluding the impact of net cash inflows of $35 million from these acquisitions, cash flows from operating activities remained consistent with prior period, with the following factors offsetting each other:

Increases:

- decrease in income taxes paid due to catch up payments in the prior period; and
- decrease in reinsurance expense paid due to timing of payments.

Decreases:

- premiums received decreased due to the impact of weaker average New Zealand exchange rate on New Zealand premiums received in the current half year and reduction in prices due to the very competitive pricing environment experienced in the Australian direct personal lines business and changes to the NSW CTP scheme with the introduction of the Lifetime Care & Support Scheme;
- decrease in reinsurance and other recoveries received compared to prior period which included recoveries for attritional storm losses; and
- decrease in interest and trust distributions received.

(ii) Cash flows from investing activities:
Cash flows from investing activities have decreased by $722 million to an outflow of $130 million. The decrease is largely attributable to the net cash outflow of $268 million for the acquisitions of subsidiaries during the current half year and investing $294 million from the net proceeds from the issue of the GBP subordinated term notes in short term investments.

(iii) Cash flows from financing activities:
Cash inflows from financing activities have increased by $1,537 million to $1,055 million. This increase is attributable to:

- $350 million short term bank loan raised for the acquisition of Hastings and Advantage;
- $619 million raised from the issue of GBP subordinated term notes (net of discount);
- repayment of the short term bank loan and the perpetual subordinated loan totalling $352 million compared to a repayment of NZD senior term notes of $46 million in 2005;
- $732 million raised from the issue of ordinary shares (net of transaction costs); and
- net inflow of $7 million from the issue of units in IAG controlled trusts in the current half year compared to a net redemption of $161 million in 2005.

These were offset to some extent by an increase in dividends paid of $25 million.

(c) Capital adequacy / minimum capital requirements

The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying APRA standards for individual licensed insurers to the relevant consolidated results, is 2.39 times as at 31 December 2006 (30 June 2006 – 1.83 times). The significant increase in the MCR multiple is mainly attributable to the capital and subordinated term notes raised in December 2006 in relation to the acquisition of EIG (which was completed in January 2007). On a proforma basis, ignoring the capital raised to fund the acquisition of EIG, the MCR multiple would have been 1.86 times at 31 December 2006 assuming the acquisition had happened on this date.

The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 31 December 2006 Investor Report on the Company's website, www.iag.com.au.

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 6 and forms part of the Directors' report for the half year ended 31 December 2006.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Events subsequent to reporting date

Details of matters subsequent to the end of the half year are set out in note 15. These include:

- declaration of an interim dividend of 13.5 cents per share;
- acquisition of Equity Insurance Group, a United Kingdom based general insurance business and insurance broker; and
- issue of new shares through IAG Share Purchase Plan.

Dividends

Details of dividends declared are set out in note 7.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 22nd day of February 2007 in accordance with a resolution of the Directors.

.... Director

James Strong .... Director

KPMG

LEAD AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF INSURANCE AUSTRALIA GROUP LIMITED

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2006 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

BGreig

Brian Greig
Partner

Sydney
22 February 2007

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	Notes	CONSOLIDATED 31 Dec 2006	31 Dec 2005
		$m	$m
Premium revenue	3(a)	**3,369**	3,320
Reinsurance expense	4(a)	**(214)**	(209)
Net premium revenue (i)		**3,155**	3,111
Claims expense	4(a)	**(2,231)**	(2,245)
Reinsurance and other recoveries	3(a)	**198**	259
Net claims expense (ii)		**(2,033)**	(1,986)
Acquisition costs	4(a)	**(568)**	(542)
Other underwriting expenses	4(a)	**(207)**	(186)
Fire service levies	4(a)	**(103)**	(123)
Underwriting expenses (iii)		**(878)**	(851)
Underwriting profit (i) + (ii) + (iii)		**244**	274
Investment income on assets backing insurance liabilities	3(b)	**184**	202
Investment expenses on assets backing insurance liabilities	4(a)	**(8)**	(7)
Insurance profit		**420**	469
Investment income on equity holders' funds	3(b)	**185**	352
Other income	3(c)	**145**	101
Share of net profit of associates	3(d)	**3**	-
Finance costs	4(a)	**(50)**	(45)
Corporate, administration and other expenses	4(a)	**(164)**	(133)
Net income attributable to minority interests in unitholders' funds	4(a)	**(11)**	(11)
Profit before income tax		**528**	733
Income tax expense		**(146)**	(220)
Profit for the period		**382**	513
Profit for the period attributable to:			
Equity holders of the Parent		**345**	461
Minority interests		**37**	52
Profit for the period		**382**	513

		31 Dec 2006	31 Dec 2005
		cents	cents
Basic earnings per ordinary share	6	**21.42**	28.94
Diluted earnings per ordinary share	6	**21.30**	28.76

The above consolidated income statement should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2006

	Notes	CONSOLIDATED 31 Dec 2006 $m	30 Jun 2006 $m
Assets			
Cash and cash equivalents		**1,855**	718
Investments	8	**9,988**	9,929
Premium receivable		**1,600**	1,652
Trade and other receivables		**971**	764
Receivables from related bodies corporate		**4**	4
Current tax assets		**5**	1
Reinsurance and other recoveries receivable on outstanding claims		**804**	908
Prepayments		**48**	25
Deferred levies and charges		**132**	126
Deferred reinsurance expense		**286**	221
Deferred acquisition costs		**589**	591
Deferred tax assets		**192**	159
Property, plant and equipment		**291**	257
Investment in joint ventures and associates		**76**	74
Intangible assets		**228**	57
Goodwill		**1,692**	1,486
Total assets		**18,761**	16,972
Liabilities			
Trade and other payables		**729**	743
Reinsurance premiums payable		**253**	166
Restructuring provision		**-**	10
Current tax liabilities		**96**	83
Unexpired risk liability		**5**	11
Unearned premium liability		**3,631**	3,503
Minority interests in unitholders' funds		**319**	305
Lease provision		**20**	21
Employee benefits provision		**159**	207
Deferred tax liabilities		**19**	40
Outstanding claims liability		**7,043**	6,916
Interest-bearing liabilities	9	**1,970**	1,296
Total liabilities		**14,244**	13,301
Net assets		**4,517**	3,671
Equity			
Share capital	10(a)	**4,000**	3,263
Treasury shares held in trust	10(b)	**(39)**	(40)
Reserves	10(c)	**11**	(6)
Retained earnings	10(d)	**372**	274
Parent interest	10	**4,344**	3,491
Minority interests	10(e)	**173**	180
Total equity	10	**4,517**	3,671

The above consolidated balance sheet should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA D AND SUBSIDIARIES

CONSOLIDATED STATEMENT D INCOME AND EXPENSE

FOR THE HALF YE CEMBER 2006

	CONSOLIDATED	
	31 Dec 2006	31 Dec 2005
	$m	$m
Income and expenses recognised directly in equity during f tax		
Actuarial gains and (losses) on defined benefit plans	14	8
Net movement in foreign currency translation reserve	5	3
Net movement in hedging reserve	7	(4)
Vesting of share based remuneration	-*	-
Acquisitions of minority interest in subsidiaries	(5)	-
Total net income and (expense) recognised directly in equit	21	7
Profit for the period	382	513
Total recognised income and expense for the period	403	520
Total recognised income and expense for the period attribut		
Equity holders of the Parent	365	469
Minority interests	38	51
Total recognised income and expense for the period	403	520

* Rounds to zero.

Other movements in equity *arising from* transactions with equity h in their capacity as equity holders are set out in note *10.*

The above consolidated statement of recognised income and expense sh read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	Note	CONSOLIDATED 31 Dec 2006	31 Dec 2005
		$m	$m
Cash flows from operating activities			
Premium received		**3,387**	3,325
Reinsurance and other recoveries received		**297**	327
Claims costs paid		**(2,327)**	(2,223)
Reinsurance expense paid		**(196)**	(254)
Dividends received		**48**	58
Interest and trust distributions received		**191**	204
Finance costs paid		**(60)**	(59)
Income tax refunded		**1**	7
Income tax paid		**(195)**	(313)
Other operating receipts		**642**	632
Other operating payments		**(1,589)**	(1,540)
Net cash flows from operating activities		**199**	164
Cash flows from investing activities			
Net cash flows on acquisitions of subsidiaries	11	**(268)**	(29)
Proceeds from disposal of investments and property, plant and equipment		**10,984**	9,757
Outlays for investments and property, plant and equipment acquired		**(10,819)**	(9,105)
Repayment of premium funding loans		**209**	229
Advances of premium funding loans		**(236)**	(260)
Net cash flows from investing activities		**(130)**	592
Cash flows from financing activities			
Proceeds from issue of ordinary shares		**750**	-
Outlays for purchase of treasury shares		**-**	-
Proceeds from issue of trust units		**579**	446
Outlays for redemption of trust units		**(572)**	(607)
Proceeds from borrowings		**969**	-
Repayment of borrowings		**(352)**	(46)
Transaction costs arising on issue of ordinary shares		**(18)**	-
Dividends paid to IAG equity holders		**(255)**	(231)
Dividends paid to minority interests		**(46)**	(44)
Net cash flows from financing activities		**1,055**	(482)
Net movement in cash held		**1,124**	274
Effects of exchange rate changes on balances of cash held in foreign currencies		**13**	3
Cash and cash equivalents at 1 July		**718**	456
Cash and cash equivalents at 31 December (i)		**1,855**	733

Note (i): Cash and cash equivalents represents cash on hand and in banks, deposits at call and money market investments readily convertible to cash within two working days, net of bank overdraft.

The above consolidated cash flow statement should be read in conjunction with the notes to the financial statements.

Note 1. Statement of significant accounting policies

Insurance Australia Group Limited ("IAG", "Company" and "Parent") is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26, 388 George Street, Sydney, NSW 2000. The consolidated half year financial report of the Company for the half year ended 31 December 2006 comprises the Company and its subsidiaries (referred to as "IAG Group" and "Consolidated entity").

This general purpose half year financial report was authorised by the Board of Directors for issue on 22 February 2007.

This half year financial report does not include all of the notes normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by the Company during the half year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Statement of compliance

This general purpose financial report for the half year reporting period ended 31 December 2006 has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 *Interim Financial Reporting*, the recognition and measurement requirements of other applicable Australian equivalents to International Financial Reporting Standards ("AIFRS"), other authoritative pronouncements of the Australian Accounting Standards Board and the Australian Securities Exchange Listing Rules.

International Financial Reporting Standards ("IFRS") refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board ("IASB"). IFRS forms the basis of AIFRS being the Australian Accounting Standards adopted by the Australian Accounting Standards Board. This half year financial report of the Consolidated entity complies with IFRS.

The current IFRS standard for insurance contracts does not include a comprehensive set of recognition and measurement criteria. The IASB continues to work on a project to issue a standard that does include such criteria. Until the issuance of that standard, the financial reports of insurers in different countries that comply with IFRS may not be comparable in terms of the recognition and measurement of insurance contracts.

(b) Basis of preparation of the financial report

The accounting policies adopted in the preparation of this financial report have been consistently applied by all entities in the Consolidated entity and are the same as those applied for the annual report for the year ended 30 June 2006 unless otherwise noted. These financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions, with the principal exceptions being the measurement of all investments and derivatives at fair value and the measurement of the outstanding claims liability and related reinsurance and other recoveries at present value.

The presentation currency used for the preparation of this financial report is Australian dollars.

The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity.

(i) Australian Accounting Standards issued but not yet effective

As at the date of this financial report, there are a number of new and revised accounting standards on issue with mandatory application dates after the end of this current half year reporting period. None of those standards have been early adopted and applied for the first time during the current half year reporting period. The standards that have not been early adopted and that are relevant to current operations are:

- AASB 7 *Financial Instruments: Disclosures* mandatorily applicable for the first time to the 30 June 2008 financial report. This standard was issued in conjunction with AASB 2005-10 which makes a number of consequential amendments to other standards arising from the issue of AASB 7. The changes will impact only on annual financial report disclosures.

Note 1. Statement of significant accounting policies (continued)

(b) Basis of preparation of the financial report (continued)

(ii) Changes in accounting policies

There have been no changes in accounting policies which have a material financial impact made during the half year reporting period.

(iii) Reclassifications of comparatives

Certain items have been reclassified from the Consolidated entity's prior period's financial reports to conform to the current period's presentation.

(iv) Rounding

Amounts in this financial report have been rounded to the nearest million dollars, unless otherwise stated. The Company is the kind of company referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Note 2. Critical accounting estimates and judgements

In the process of applying the significant accounting policies, certain critical accounting estimates and assumptions are used, and certain judgements are made.

The estimates and related assumptions are based on experience and other factors that are considered to be reasonable, the results of which form the basis for judgements about the carrying values of assets and liabilities. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised, and the future periods if relevant.

The areas where the estimates and assumptions involve a high degree of judgment or complexity are:

- Insurance contracts related:
  - Claims;
  - Reinsurance and other recoveries on outstanding claims; and
  - Liability adequacy test;

- Other
  - Intangible assets and goodwill impairment testing;
  - Share based remuneration; and
  - Defined benefit superannuation arrangements.

The determination of the financial impact of each of these areas on the financial performance and position for the current reporting period has involved estimates and assumptions based on judgements. The judgement has been applied in a manner not inconsistent with that used for the annual report for the year ended 30 June 2006.

The accounting judgements made during the half year reporting period that did not involve estimations, including determination of the existence of control when entities are not wholly-owned and the classification of leases as either operating or finance leases, are considered to have had no significant impact on the amounts recognised in the financial report (31 December 2005 and 30 June 2006 – none).

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	CONSOLIDATED	
	31 Dec 2006	31 Dec 2005
	$m	$m
Note 3. Analysis of income		
(a) General insurance revenue		
Gross written premium	**3,324**	3,207
Movement in unearned premium liability	**45**	113
Gross premium revenue	**3,369**	3,320
Direct premium revenue	**3,363**	3,319
Inwards reinsurance premium revenue	**6**	1
Premium revenue	**3,369**	3,320
Reinsurance and other recoveries revenue	**198**	259
Total general insurance revenue	**3,567**	3,579
(b) Investment income		
Dividend revenue	**37**	47
Interest revenue	**188**	192
Trust revenue	**36**	12
	261	251
Net changes in fair values of investments		
- Realised net gains and (losses)	**(11)**	44
- Unrealised net gains and (losses)	**119**	259
Total investment income	**369**	554
Represented by:		
Investment income on assets backing insurance liabilities	**184**	202
Investment income on equity holders' funds	**185**	352
	369	554
(c) Other income		
Fee based revenue	**145**	101
Total other income	**145**	101
(d) Share of net profit of associates	3	-
Total income	**4,084**	4,234

	CONSOLIDATED	
	31 Dec 2006	31 Dec 2005
	$m	$m
Note 4. Analysis of expenses		
(a) Expenses as presented in the income statement		
Reinsurance expense	**214**	209
Claims expense	**2,231**	2,245
Acquisition costs	**568**	542
Other underwriting expenses	**207**	186
Fire service levies	**103**	123
Investment expenses on assets backing insurance liabilities	**8**	7
Finance costs	**50**	45
Corporate, administration and other expenses	**164**	133
Net income attributable to minority interests in unitholders' funds	**11**	11
Total expenses	**3,556**	3,501
(b) Analysis of expenses by function		
General insurance business expenses	**3,323**	3,305
Corporate and administration expenses	**233**	196
Total expenses	**3,556**	3,501
(c) Other items		
Disclosure of the following items is considered relevant in explaining the results for the half year reporting period:		
Insurance protection tax levied by the NSW State Government	**10**	11

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

Note 5. Segment reporting

Primary reporting - business segments

The Consolidated entity operated in the general insurance industry throughout the half year reporting period. Revenue from the general insurance industry is derived from the underwriting of Australian personal, Australian commercial and International insurance businesses and these form separate reportable segments. Other activities, including corporate services, investment management and investment of the equity holders' funds, form a separate segment.

	Australian personal insurance 31 Dec 2006	Australian commercial insurance 31 Dec 2006	International insurance 31 Dec 2006	Corporate and investments 31 Dec 2006	Intersegment elimination 31 Dec 2006	Total 31 Dec 2006
	$m	$m	$m	$m	$m	$m
External income	2,206	965	699	214	-	4,084
Intersegment income	-	-	123	-	(123)	-
Total income	2,206	965	822	214	(123)	4,084
Underwriting profit	114	131	(1)	-	-	244
Investment income net of investment fees - technical reserves	102	51	23	-	-	176
Insurance profit	216	182	22	-	-	420
Investment income net of investment fees - equity holders' funds	-	-	-	166	-	166
Share of net profit of associates	-	-	3	-	-	3
Other net operating result	-	27	(3)	(85)	-	(61)
Profit before income tax	216	209	22	81	-	528

	31 Dec 2005	31 Dec 2005	31 Dec 2005	31 Dec 2005	31 Dec 2005	31 Dec 2005
	$m	$m	$m	$m	$m	$m
External income	2,238	1,057	558	381	-	4,234
Intersegment income	-	-	124	-	(124)	-
Total income	2,238	1,057	682	381	(124)	4,234
Underwriting profit	115	74	85	-	-	274
Investment income net of investment fees - technical reserves	119	59	17	-	-	195
Insurance profit	234	133	102	-	-	469
Investment income net of investment fees - equity holders' funds	-	-	-	342	-	342
Share of net profit of associates	-	-	-	-	-	-
Other net operating result	-	2	(3)	(77)	-	(78)
Profit before income tax	234	135	99	265	-	733

	CONSOLIDATED	
	31 Dec 2006	31 Dec 2005
	cents	cents
Note 6. Earnings per share		
Basic earnings per ordinary share (i)	**21.42**	28.94
Diluted earnings per ordinary share	**21.30**	28.76

(i) The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 *Earnings per Share*. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the half year ended 31 December 2006 would be reduced to 21.30 cents (31 December 2005 – 28.77 cents).

	31 Dec 2006	31 Dec 2005
	$m	$m
(a) Reconciliation of earnings used in calculating earnings per share		
Profit for the period	**382**	513
Profit attributable to minority interests	**(37)**	(52)
Profit attributable to equity holders of the Parent which is the earnings used in calculating basic and diluted earnings per share	**345**	461

	31 Dec 2006	31 Dec 2005
	Number of shares millions	Number of shares millions
(b) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Ordinary shares on issue (i)	**1,616**	1,601
Treasury shares held in trust	**(9)**	(9)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,607**	1,592
Weighted average number of dilutive potential ordinary shares relating to:		
– Rights issued under the Performance Share Rights Plan	**-***	1
– Unvested share based remuneration rights supported by treasury shares held in trust	**9**	9
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**1,616**	1,602

* Rounds to zero.

Note (i): The weighted average number of ordinary shares used to calculate the basic earnings per share includes an additional 7 million shares that are deemed to be bonus shares. These deemed bonus shares were issued in response to the $750 million institutional placement (completed on 12 December 2006) and the $125 million share purchase plan (completed on 31 January 2007) as these capital raisings were considered to be issued at a discount compared to the relevant market price and accordingly these shares are deemed to contain a bonus element. These deemed bonus shares are considered to have been issued on 1 July 2005 (being at the beginning of the corresponding prior period presented in these financial statements) and thus have a retrospective dilutive effect on the basic earnings per share.

At 31 December 2006, there remained 0.1 million vested Performance Share Rights on issue (31 December 2005 – 0.2 million).

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- The reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date.
- The reset exchangeable securities on issue by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG, are not considered to be dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

	Cents per share	Total amount	Payment date	Tax rate for franking credit	Percentage franked
		$m			

Note 7. Dividends

(a) Ordinary shares

	Cents per share	Total amount $m	Payment date	Tax rate for franking credit	Percentage franked
Recognised in half year ended 31 December 2006					
2006 final dividend	**16.0**	**255**	**9 October 2006**	**30%**	**100%**
Recognised in year ended 30 June 2006					
Special dividend	12.5	201	26 June 2006	30%	100%
2006 interim dividend	13.5	215	10 April 2006	30%	100%
2005 final dividend	14.5	231	17 October 2005	30%	100%
		647			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy, a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

A special dividend was paid to equity holders during the financial year ended 30 June 2006 as a return of excess capital in line with the commitment to ensure capital is managed efficiently. The total special dividend is presented inclusive of transaction costs of $1.3 million.

(b) Dividend reinvestment

A Dividend Reinvestment Plan ("DRP") is operated which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date. The price of DRP shares for the half year ended 31 December 2006 includes no discount (year ended 30 June 2006 – no discount). The 15.5 million shares allocated to equity holders participating in the DRP for the half year ended 31 December 2006 were purchased on-market (year ended 30 June 2006 – 29.5 million shares, including 8.7 million shares relating to the special dividend).

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this half year financial report and has not been recognised in this financial report.

	Cents per share	Total amount	Expected payment date	Tax rate for franking credit	Percentage franked
		$m			
2007 interim dividend	13.5	237	16 April 2007	30%	100%

The dividend was declared on 22 February 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The interim dividend will be fully underwritten such that the shortfall in the DRP take-up will be underwritten. The last date for the receipt of an election notice for participation in the DRP in relation to this interim dividend is 14 March 2007.

	CONSOLIDATED 31 Dec 2006 $m	CONSOLIDATED 30 Jun 2006 $m
Note 8. Investments		
(a) Listed		
Money market securities		
- Australian government and semi-government	2,412	1,893
- Foreign government, semi government and institutions	877	867
- Financial institutions and corporate	159	151
Equity and trust securities		
- Australian	1,442	1,961
- International	253	597
	5,143	5,469
(b) Unlisted		
Money market securities		
- Foreign government, semi government and institutions	136	12
- Financial institutions and corporate	4,303	4,140
Equity and trust securities		
- Australian	233	160
- International	173	148
	4,845	4,460
	9,988	9,929

During the half year reporting period the IAG Group reduced its sensitivity to equity markets, following changes to its strategic asset allocation and investment strategy which have resulted in an increase in cash and fixed interest securities to about 55% of invested equity holders' funds.

The change in asset allocation reflects a combination of:

- The asset management team choosing to reduce the portfolio exposure to equities within the tolerances provided in the IAG Group's various asset mandates;
- Recognition of increasing charges for equity holdings mooted by Standard & Poor's in recent pronouncements; and
- Reviewing the IAG Group's asset allocation in conjunction with its earnings profile as the IAG Group continues to expand its portfolio of business outside of Australia and New Zealand.

There has been no change to the asset allocation for the assets backing insurance liabilities.

	Notes	CONSOLIDATED 31 Dec 2006 $m	CONSOLIDATED 30 Jun 2006 $m
Note 9. Interest-bearing liabilities			
(a) Composition			
Unsecured			
NZD senior term notes	(i)	44	41
Receivables refinancing debt	(ii)	20	-
Derivatives related to USD subordinated term notes	(iii)	104	95
Subordinated term notes	(iv)	299	299
USD subordinated term notes	(iii)	304	323
Euro / USD floating rate notes	(v)	48	-
GBP subordinated term notes	(vi)	615	-
Reset preference shares	(vii)	550	550
Perpetual subordinated loan	(viii)	-	2
Less: capitalised transaction costs		(14)	(14)
		1,970	1,296

	Notes	CONSOLIDATED 31 Dec 2006	30 Jun 2006
		$m	$m
Note 9. Interest-bearing liabilities (continued)			
(b) Reconciliation of movements			
Balance at the beginning of the financial period		**1,296**	1,331
New issues			
GBP bank loan raised for acquisitions of subsidiaries	(vi)	**350**	-
Issue of GBP subordinated term notes		**625**	-
Euro /USD floating rate notes and receivables refinancing debts acquired on acquisitions of subsidiaries		**71**	-
Repayments			
Repayment of GBP bank loan	(vi)	**(350)**	-
Repayment of tranche of NZD senior term notes		**-**	(46)
Repayment of perpetual subordinated loan		**(2)**	-
Other movements			
Foreign exchange movement on USD subordinated term notes		**(19)**	8
Foreign exchange movement on cash flow hedge		**19**	(8)
Other fair value movement on cash flow hedge		**(10)**	7
Other foreign exchange movements		**(3)**	(3)
Discount on GBP subordinated term notes		**(6)**	-
Transaction costs capitalised during the financial period		**(4)**	-
Amortisation of capitalised transaction costs		**3**	7
Balance at the end of the financial period		**1,970**	1,296

(c) Significant terms and conditions

(i) The NZD senior term notes were issued through IAG (NZ) Holdings Limited's medium-term note programme. NZ$100 million of notes were issued at a discount, with NZ$50 million that matured and was fully repaid in August 2005 and NZ$50 million to mature in August 2008. They are fixed rate notes (7.25% payable semi-annually) with the principal and interest flows denominated in New Zealand dollars. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements.

(ii) Hastings Insurance Services Limited has entered into a receivables financing agreement for a minimum period of three years commencing 8 November 2005. The facility under the agreement is GBP 15 million with an interest rate of the published base rate of Barclays Bank PLC plus 1.25%.

(iii) The USD subordinated term notes have a face value of US$240 million and were issued at par by NRMA Insurance Funding 2003 Limited (a wholly-owned subsidiary of Insurance Australia Limited). They are fixed rate notes (5.19% payable semi-annually) with the principal and interest flows denominated in US dollars, which are hedged with cross currency swaps and interest rate swaps. Cash flow hedge accounting is applied for this hedge arrangement. The notes mature in April 2015, however, they may be redeemed at par at the issuer's option from April 2010 onwards, subject to the approval of APRA. If the notes are not redeemed in April 2010, all notes become floating rate notes with an interest rate of the three month London Inter-Bank Offer Rate plus a margin of 2.04% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

(iv) The subordinated term notes have a face value of $300 million and were issued at a discount through Insurance Australia Limited's debt issuance programme with $250 million at a fixed rate and $50 million at a floating rate. The notes mature in November 2012, however, they may be redeemed at par at the issuer's option from November 2007 onwards, subject to the approval of the Australian Prudential Regulation Authority ("APRA"). If the notes are not redeemed in November 2007, all notes become floating rate notes with an interest rate of the three month Bank Bill Swap Rate plus a margin of 1.58% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

Note 9. Interest-bearing liabilities (continued)

(c) Significant terms and conditions (continued)

(v) The Euro / USD floating rate notes comprise three issues:

- Notes with a face value of EUR 12 million and were issued by Empire Equity Limited. They are senior variable rate notes with an interest rate of the three month Euribor rate plus 4.25%. The notes mature on 7 September 2025 but are redeemable at the option of the issuer from 7 September 2010.
- Notes with a face value of EUR 12 million and were issued by Advantage Insurance Company Limited. They are subordinated variable rate notes with an interest rate of the three month Euribor rate plus 3.95%. The notes mature on 23 December 2025 but are redeemable at the option of the issuer from 23 December 2010.
- Notes with a face value of US$8 million and were issued by Advantage Insurance Company Limited. They are subordinated variable rate notes with an interest rate of the three month US dollar Libor rate plus 3.95%. The notes mature on 23 December 2025 but are redeemable at the option of the issuer from 23 December 2010.

(vi) The GBP subordinated term notes were issued with face value of GBP250 million (equivalent to $625 million at date of issue) by the Company and were issued at a discount. They are fixed rate notes (5.625% payable annually) with the principal and interest flows denominated in GBP. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements. The notes mature on 21 December 2026 (non-callable for the first ten years). If the notes are not redeemed by 21 December 2016, all notes become floating rate notes with an interest rate of the three month GBP Libor rate plus 1.61%. The notes qualify as Lower Tier 2 capital for the purpose of the APRA's regulatory capital position.

The notes were issued to UK institutional investors as part of the funding of the acquisition of Equity Insurance Group and repayment of the short-term bank loan of GBP140 million (equivalent to $350 million) which was raised to fund the earlier acquisitions of the Hastings and Advantage insurance operations.

(vii) The reset preference shares ("RPS") are a hybrid security with characteristics of both debt and equity. The securities were issued in two tranches referred to as IAGPA (issued June 2002) and IAGPB (issued June 2003) with the first reset date for each tranche being 15 June 2007 and 15 June 2008 respectively. IAG may, prior to any reset date, make changes to certain terms (such as the next reset date, the market rate, the margin and the frequency and timing of the dividend payment dates) which will apply from the day after the relevant reset date. The RPS rank in priority to ordinary shares for the payment of dividends and in the event of a winding up. In a winding up, all RPS will rank equally for return of capital behind all other creditors of IAG, and ahead of ordinary shares. The RPS do not carry voting rights at general meetings, except in limited circumstances.

The RPS entitle the holder to a preferred, but not cumulative, distribution (currently 5.80% per annum for IAGPA and 4.51% per annum for IAGPB). The distributions are payable semi-annually in arrears on 15 December and 15 June and are able to be franked. The distributions are expected to be fully franked and if a distribution is unfranked or partially franked, the distribution will be increased to compensate for the unfranked component. Because of the hybrid nature of the securities, distributions on the RPS are not the same as interest payments and may not always be paid, as there are a number of conditions that must be met before a distribution can be paid. If distributions are not paid on the RPS, no dividends can be paid and no returns of capital can be made on ordinary shares unless IAG takes certain actions.

The RPS may be exchanged by IAG or the holder on a reset date, by the holder upon a specified trigger event (such as change in control of IAG by a takeover bid), or by IAG on a tax event (such as a more than insignificant increase in taxation costs), regulatory event (such as not all of the RPS being entitled to be treated as Tier 1 capital for regulatory reporting purposes) or following certain takeovers or schemes of arrangements. While the holder may initiate an exchange, IAG is able to select the method of exchange being either conversion into ordinary shares, arranging for a third party to acquire the shares for their face value, or to redeem, buy-back or cancel the shares (subject to APRA approval). The RPS convert into ordinary shares that would rank equally in all respects with all other ordinary shares. All conversions into ordinary shares, other than a holder requesting conversion on a reset date, will receive a discount of 2.5% of the ordinary share price used in calculating the number of ordinary shares to be issued on conversion.

(viii) The perpetual subordinated loan was repaid during the half year ended 31 December 2006. The loan was between Mutual Community General Insurance Proprietary Limited, a non-wholly owned subsidiary, and the minority interest equity holder in that company. The loan carried a fixed rate of interest.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	CONSOLIDATED		CONSOLIDATED	
	31 Dec 2006	30 Jun 2006	31 Dec 2006	30 Jun 2006
Note 10. Reconciliation of total equity	Number of shares million	Number of shares million	$m	$m
(a) Share capital				
Ordinary shares				
Balance at the beginning of the financial period	1,595	1,594	3,263	3,263
Shares issued under institutional placement	136	-	750	-
Share issue costs, net of tax	-	-	(13)	-
Shares issued under Performance Share Rights Plan	-*	1	-	-
Balance at the end of the financial period	1,731	1,595	4,000	3,263
(b) Treasury shares held in trust				
Balance at the beginning of the financial period	(8)	(6)	(40)	(34)
Acquisition of shares	-	(2)	-	(19)
Shares vested and / or released to participants	-*	-*	1	13
Balance at the end of the financial period	(8)	(8)	(39)	(40)
(c) Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial period			(15)	(6)
Net exchange difference on translation of foreign operations			4	(18)
Hedge of net investment in subsidiaries			1	9
Balance at the end of the financial period			(10)	(15)
Share based remuneration reserve				
Balance at the beginning of the financial period			19	13
Charged to profit for the period			6	19
Transfers from the reserve upon vesting of rights / shares			(1)	(13)
Balance at the end of the financial period			24	19
Hedging reserve				
Balance at the beginning of the financial period			(10)	(5)
Net movements in fair value of derivatives forming hedge			(9)	1
Net movements in fair value recognised in the income statement			19	(8)
Net tax impact from movements			(3)	2
Balance at the end of the financial period			(3)	(10)
Other reserve				
Balance at the beginning of the financial period			-*	-
Additions during the period			-	-*
Balance at the end of the financial period			-*	-*
Total reserves			11	(6)

* Rounds to zero.

	CONSOLIDATED	
	31 Dec 2006	30 Jun 2006
	$m	$m
Note 10. Reconciliation of total equity (continued)		
(d) Retained earnings		
Balance at the beginning of the financial period	274	142
Profit attributable to equity holders of the Parent	345	759
Actuarial gains / (losses) on defined benefit plans, net of tax	13	21
Vesting of share based remuneration	-*	(1)
Acquisitions of minority interest in subsidiaries	(5)	-
Dividends declared and paid	(255)	(647)
Balance at the end of the financial period	372	274
Parent interest	4,344	3,491
(e) Minority interests		
Balance at the beginning of the financial period	180	164
Profit attributable to minority interests	37	103
Distributions to minority interests	(45)	(89)
Other movements in minority interests	1	-
Business combinations	-	2
Balance at the end of the financial period	173	180
Minority interests comprising:		
- Share capital	126	126
- Retained earnings	47	54
- Foreign currency translation reserve	-*	-*
- Unitholders' funds	-	-
Minority interests	173	180
Total equity	4,517	3,671

* Rounds to zero.

(f) Notes to sections (a) to (e) above

(i) Share capital

All ordinary shares on issue are fully paid and have no par value (the concepts of authorised capital and par value have been abolished under Australian law). Ordinary shares entitle the holder to a vote at a general meeting of the Company and to participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching APRA capital adequacy requirements.

(ii) Treasury shares held in trust

Share based remuneration is provided in different forms to eligible employees and non-executive directors. To satisfy obligations under the various share based remuneration plans, shares are generally bought on-market at or near grant date of the relevant arrangement and held in trust. Upon consolidation of the trusts, the shares held are recognised as treasury shares held in trust. The balance of treasury shares held in trust at a reporting date represents the cumulative cost of acquiring IAG shares that have not yet been distributed to employees as share based remuneration.

Note 10. Reconciliation of total equity (continued)

(f) Notes to sections (a) to (e) above (continued)

(iii) Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial position and performance of subsidiaries that have a functional currency other than Australian dollars.

Share based remuneration reserve

The share based remuneration reserve is used to recognise the fair value at grant date of equity-settled share based remuneration provided to employees and directors over the vesting period.

Hedging reserve

The hedging reserve is used to record gains or losses on derivatives that form part of hedging relationships which have been designated as cash flow hedges or net investment hedges.

Other reserve

Some of the overseas subsidiaries are required for various regulatory and legal purposes to set aside reserves from their retained earnings. These reserves are not able to be used in the normal course of business.

(iv) Minority interests

Minority interests represent the proportion of equity holders' equity that is attributable to minority equity holders. Minority interests relates to Insurance Manufacturers of Australia Pty Limited (Australia), World Class Accident Repairs (Cheltenham North) Pty Limited (Australia), Mutual Community General Insurance Proprietary Limited (Australia), NHCT Limited (Thailand) and Safety Insurance Public Company Limited (Thailand). During the half year ended 31 December 2006, the Consolidated entity acquired the minority interests in Mike Henry Travel Insurance Limited (New Zealand) and Clipper Club Underwriters Limited (New Zealand).

Note 11. Acquisitions and disposals of businesses

(a) Acquisitions of subsidiaries

Details of acquisitions of subsidiaries for the half year ended 31 December 2006 are as follows:

(i) Acquisition of a United Kingdom based insurance broker and general insurance business

The Consolidated entity, effective 29 September 2006, acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings ") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the United Kingdom.

Changes have been made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity including those related to the alignment of outstanding claims liabilities and other technical liabilities. The fair value of the net identifiable assets and liabilities acquired from Hastings and Advantage are provided based on the best information available as at reporting date and are subject to further adjustments, if any, upon finalisation of the completion audit.

(ii) Acquisitions of a Lloyd's managing agency and specialist Asian syndicate

Effective from 3 July 2006 the Consolidated entity acquired a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited ("Alba"). The syndicate has access to all markets in which Lloyd's is licensed.

Note 11. Acquisitions and disposals of businesses (continued)

(a) Acquisitions of subsidiaries (continued)

Details of acquisitions of subsidiaries for the half year ended 31 December 2005 are as follows:

(i) Acquisition of a Thailand based general insurance business
The Consolidated entity acquired all of the ordinary shares in IAG Insurance (Thailand) Ltd ("IAG Thailand") (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) effective 4 July 2005. This subsidiary is involved in general insurance underwriting in Thailand.

The key changes made to bring the financial position of IAG Thailand prepared in accordance with Thai GAAP in line with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of outstanding claims liabilities policies. After those adjustments were made, there were no significant fair value adjustments required.

Details of the financial impact of the acquisitions made during the half year ended 31 December 2006 and 31 December 2005 are as follows:

	CONSOLIDATED		
	31 Dec 2006		31 Dec 2005
	Alba	**Hastings and Advantage** (i)	IAG Thailand
	$m	**$m**	$m
Purchase price:			
Cash paid	**-**	**346**	34
Deferred settlement	**23**	**-**	-
Costs directly associated with acquisitions	**-***	**3**	2
Total purchase consideration	**23**	**349**	36
Fair value of net identifiable assets acquired:			
Cash and cash equivalents	**-**	**81**	6
Investments	**-**	**187**	18
Receivables	**-**	**114**	22
Deferred acquisition costs	**-**	**8**	1
Property, plant and equipment	**-**	**34**	1
Payables	**-**	**(78)**	(18)
Current tax liabilities	**-**	**(3)**	(1)
Unearned premium liability	**-**	**(138)**	(5)
Outstanding claims liability	**-**	**(132)**	(14)
Interest-bearing liabilities	**-**	**(71)**	-
Other	**-**	**23**	-
	-	**25**	10
Goodwill	**23**	**156**	21
Intangible assets	**-**	**168**	5
	23	**324**	26

* Rounds to zero.
Note (i): The fair value of the net identifiable assets and liabilities acquired from Hastings and Advantage are provided based on the best information available as at reporting date and are subject to further adjustments, if any, upon finalisation of the audit.

The goodwill is attributable to synergies expected to arise after the acquisitions. The fair value of assets and liabilities are based on discounted cash flow models or the book values have been used as a proxy for fair value. No restructuring provisions were created. In addition to the intangible assets recognised and disclosed in the table above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured.

Note 11. Acquisitions and disposals of businesses (continued)

(a) Acquisitions of subsidiaries (continued)

The net cash flow in relation to the acquisitions is as follows:

	CONSOLIDATED		
	31 Dec 2006		31 Dec 2005
	Alba	Hastings and Advantage	IAG Thailand
	$m	$m	$m
Cash consideration paid	-*	349	36
Cash balance acquired	-	(81)	(6)
Net outflow of cash	-*	268	30
Contribution from the acquired businesses (from date of acquisition):			
Income	3	93	37
Profit / (loss) before income tax	(7)	1	1

* Rounds to zero.

The income, gross written premium and profit of the Consolidated entity for the half year ended 31 December 2006 would have been higher by $88 million, $81 million and $1 million, respectively, had the subsidiaries acquired during the half year ended 31 December 2006 been consolidated from the beginning of the financial period.

(b) Other acquisitions

During the half year ended 31 December 2006, the Consolidated entity acquired the minority interest in Mike Henry Travel Insurance Limited and Clipper Club Underwriters Limited (half year ended 31 December 2005 – none). As these acquisitions are not significant to the Consolidated entity, no further disclosure is provided.

(c) Disposals of subsidiaries

There were no disposals of subsidiaries during the half year ended 31 December 2006 (half year ended 31 December 2005 – none).

Note 12. Contingent liabilities and contingent assets

There have been no material changes in contingent liabilities or contingent assets since 30 June 2006.

	CONSOLIDATED	
	31 Dec 2006	30 Jun 2006
	$	$
Note 13. Net tangible assets		
Net tangible assets per ordinary share	1.40	1.22

Net tangible assets per ordinary share has been determined from net assets after adjusting for minority interests, goodwill and other intangible assets.

Note 14. Related party disclosures

The IAG Group continues operating in a shared services model with the use of dedicated units and entities to provide services throughout the IAG Group. For further details on these arrangements, refer to the annual report for the year ended 30 June 2006. All transactions that have occurred among subsidiaries within the IAG Group have been eliminated for consolidation purposes.

Note 15. Events subsequent to reporting date

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the half year ended 31 December 2006.

(a) Declaration of interim dividend

On 22 February 2007, an interim dividend of 13.5 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 16 April 2007.

(b) Acquisition of a UK based general insurance business and insurance broker

On 4 December 2006, the IAG Group announced that it would acquire the Equity Insurance Group ("Equity"). Equity is the United Kingdom's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate.

The acquisition was completed on 8 January 2007 upon receipt of regulatory approval. The IAG Group will consolidate Equity from and including 1 January 2007.

The total consideration for the acquisition is $1,397 million and is funded by the issue of ordinary shares, raising of long-term debt and use of existing internal funds. Fund raisings included:

- $750 million of ordinary share capital issued through an institutional placement at $5.50 per ordinary shares (completed 12 December 2006);
- GBP250 million ($625 million) of GBP subordinated term notes placed to UK institutional investors (completed 21 December 2006). GBP140 million ($350 million) of the proceeds of the notes were used to repay the short-term bank loans raised for the acquisitions of Hastings and Advantage;
- $125 million of ordinary share capital issued through a Share Purchase Plan at $5.50 per ordinary shares (completed 31 January 2007);
- GBP37 million ($93 million) of loan notes issued; and
- Sell down of $190 million of assets from existing internal funds.

In view of the very recent timing of completion, it is currently impractical to state with any certainty the fair values of the assets and liabilities acquired for the purposes of this financial report, and so additional financial information is not provided.

(c) Issuance of new ordinary shares through IAG Share Purchase Plan

On 31 January 2007, the Company completed the issue of $125 million ordinary share capital through a Share Purchase Plan at $5.50 per share. Proceeds of this issue were used to fund the acquisition of Equity.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes 1 to 15, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed at Sydney this 22nd day of February 2007 in accordance with a resolution of the Directors.

.... Director

.... Director

KPMG

INDEPENDENT AUDITOR'S REVIEW REPORT
TO THE EQUITY HOLDERS OF INSURANCE AUSTRALIA GROUP LIMITED

We have reviewed the accompanying half year financial report of Insurance Australia Group Limited ("the Company"), which comprises the consolidated balance sheet as at 31 December 2006, consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the half year ended on that date, a statement of significant accounting policies and other explanatory notes 1 to 15 and the directors' declaration of the consolidated entity comprising the Company and its subsidiaries ("Consolidated entity") at the half year's end or from time to time during the half year.

Directors' Responsibility for the Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Consolidated entity's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditors of Insurance Australia Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Insurance Australia Group Limited and its subsidiaries is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Consolidated entity's financial position as at 31 December 2006 and of its performance for the half year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

KPMG
KPMG

Greig

Brian Greig
Partner

Sydney
22 February 2007

SEC MAIL PROCESSING
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APR 2 0 2007
Wash. D.C.
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ABN 98 008 624 691
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Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2007

TIME: 08:31:35

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

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MESSAGE:

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MEDIA RELEASE

22 February 2007

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
www.iag.com.au

IAG delivers a solid result with a positive outlook: Revenue is up and on track to reach full year GWP target; NPAT is up 15.8% on the prior period

Insurance Australia Group Limited (IAG) today announced a net profit after tax of $345 million for the six months ended December 2006 (December 2005: $461 million) and an insurance margin of 13.3% (December 2005: 15.1%). The result is a 15.8% improvement on the previous period (June 2006: $298 million). The Board also declared an interim dividend of 13.5 cents per share (December 2005: 13.5cps).

The overall result was affected by lower investment returns on shareholders' funds which decreased to $166 million (December 2005: $345 million; June 2006: $194 million). The Group reduced its exposure to equities in the final quarter of 2006. Despite this, IAG was able to achieve an ROE of 19.5% (or 16.8% based on normalised equity market returns).

IAG Chief Executive Officer, Mr Michael Hawker said the Group's result showed it was back in growth mode, and well positioned for the future.

"We've got solid momentum back in our Australian business and we're starting to see the benefits of our strategy to be an international general insurance group. By diversifying our risk across different markets and insurance cycles, we expect to deliver consistent returns to our shareholders over the long-term," Mr Hawker said.

"Compared to the second half of last year, we've grown our revenue, margin and profit. We're particularly pleased we've been able to produce an insurance margin of 13.3%, ahead of 12.4% in the previous period, despite a soft cycle in commercial lines, a more competitive pricing strategy in Australian personal lines and the removal of some premium from the NSW CTP market following the introduction of the Lifetime Care & Support Scheme.

"In our largest business, Australian personal lines, we're in a far better position than we were 12 months ago with a sustainable business model based on reinvigorated customer service, product-focussed marketing and a more competitive price position. And the results are clear – renewal rates in the direct NSW car comprehensive and home portfolios are over 93%, we're winning new contracts from third party distributors in our indirect portfolio which increased its renewal rate to 85%, and our share of NSW CTP registrations in December was close to our June 2007 target of 38%.

"At the same time, our Australian commercial lines business delivered a strong margin benefiting from continued favourable developments in long-tail classes and a focus on managing our relationships well, adhering to underwriting disciplines rather than pursuing unprofitable marketshare.

"And we've made real progress on our strategy to diversify our risk by becoming an international insurance company with the acquisition of two UK-based motor insurance businesses, Hastings and Equity, which together make us the UK's 3rd largest personal lines broker and 4th largest motor insurer by premium. This result includes the first contribution from Hastings, as well as growing contributions from our Thailand and Malaysian businesses."

On the back of this performance, the Board has declared an interim dividend of 13.5 cents per share fully franked, in line with the previous corresponding period. The Board expects to return to growing its dividends when the acquired businesses make meaningful contributions to the Group's results.

The interim dividend will be paid on 16 April 2007 to shareholders registered on 14 March 2007 (ex-dividend date 8 March 2007). The Group has declared its intention to underwrite the April 2007 dividend as an efficient means of providing additional capital to fund potential bolt-on acquisitions.

The Group generated a return on equity (ROE) of 19.5%, or 16.8% when normalised for equity market returns, up from the previous period and ahead of its target of achieving an ROE of at least 1.5 times its weighted average cost of capital.

Mr Hawker said the performance of each business reflected different market dynamics and highlighted the importance of having a diversified business.

"The insurance margin of the combined Australian businesses was 14.8%, an improvement on the past two six month periods. While there was no catastrophe this period, a number of minor storms cost the business a total of $125 million.

"The international business generated an insurance margin of 6.3%. This primarily reflects the short-tail nature of the risks underwritten in these markets and carrying the costs for the start-up stage of a number of our Asian activities. The anticipated profit from the UK businesses will add to these results in coming periods, particularly given the signs emerging of hardening premiums in the UK motor insurance market."

The Group continues to maintain a very strong capital position, with a multiple of 2.39 times its minimum capital requirement (MCR) as at December 2006. Adjusted to exclude the funding raised for Equity which was settled in January 2007, it was 1.86 times.

Mr Hawker said looking to the second half of the 2007 financial year, the Group's earnings base would continue to improve.

"We're confident we'll meet our guidance of 12-14% GWP growth for the full year and that return on equity will exceed our target of 1.5 times our weighted average cost of capital, subject to the usual caveat of no losses beyond our allowances," Mr Hawker said.

"The acquisition of the Hastings and Equity businesses, as well as growing contributions from our Thailand and Malaysian businesses, will add greater scope to our offshore revenue potential and we'll continue to pursue international expansion opportunities which meet our stringent investment criteria.

"While our plans to acquire 24.9% of China Pacific Property Insurance (CPPI) remain incomplete due to complexities associated with the IPO of its parent company, China Pacific Insurance Company (CPIC), the Group is continuing negotiations with CPIC and believes a transaction will be consummated."

- ends -

About Insurance Australia Group Limited

Insurance Australia Group Limited (IAG) is a leading general insurer in Australia and New Zealand. It also has general insurance operations in the United Kingdom and Asia. Its current businesses underwrite approximately $7.5 billion of premium per annum (including acquisitions). It employs over 16,000 people of which over 11,000 are in Australia. Its insurance is sold through many leading brands including Equity Red Star and Hastings (UK), NRMA Insurance, CGU, SGIC and SGIO (Australia); NZI and State (NZ); and NZI and Safety (Thailand). For further information please visit www.iag.com.au.

Media Relations

Name	Carolyn McCann
Telephone	+61 2 9292 9557
Mobile	+61 411 014 126

Investor Relations

Name	Anne O'Driscoll
Telephone	+61 2 9292 3169
Mobile	+61 411 012 675

FACT SHEET

22 February 2007

Insurance Australia Group results for the 6 months to 31 December 2006

Summary information	6 months to 31 Dec 2005 $m	6 months to 30 Jun 2006 $m	6 months to 31 Dec 2006 $m
Gross written premium (GWP)	3,206	3,229	**3,324**
Net earned premium (NEP)	3,111	3,021	**3,155**
Underwriting profit	274	259	**244**
Investment income on technical reserves	195	115	**176**
Insurance profit	469	374	**420**
Investment income on shareholders' funds	345	194	**166**
Net profit after tax attributable to holders of ordinary shares	461	298	**345**
Group combined ratio	91.2%	91.4%	**92.2%**
Group insurance margin (before tax)	15.1%	12.4%	**13.3%**
Dividends per share (cents, fully franked)	13.5	16.0	**13.5**

Group highlights

- **Strong insurance margin of 13.3% sustained,** exceeding 12.4% recorded in the previous period, despite a soft cycle in commercial lines, a more competitive pricing strategy in Australian personal lines and the removal of some premium from the NSW CTP market following the introduction of the Lifetime Care & Support Scheme.
- **Interim dividend** of 13.5 cents per share, fully franked, in line with last year's interim dividend and payable on an expanded number of shares on issue. The Board expects to return to growing dividends when the acquired businesses make meaningful contributions to the Group's results.
- **Very strong capital position retained,** with an APRA risk-adjusted minimum capital requirement (MCR) multiple of 2.39 times as at December 2006. Adjusted to exclude the funding raised for Equity, at 31 December 2006 this was 1.86 times.
- **Progressed international expansion strategy,** with Asian operations contributing to the Group's GWP and profits for the second reporting period, and Hastings contributing for the first time. Two acquisitions were made in the UK, while in China, the Group remains in talks over the acquisition of a stake in China Pacific Property Insurance (CPPI).
- **Return on equity exceeded internal benchmark** of at least 1.5x the Group's weighted average cost of capital.
- **Customer satisfaction** remained high and renewal rates in the direct NSW car comprehensive and home portfolios remained above 93%.

Divisional highlights (for the 6 months ended 31 December 2006)

Australian Personal Insurance

The Group's Australian personal insurance operations includes motor, home, compulsory third party (CTP) and niche insurance, sold under the NRMA Insurance, SGIO and SGIC brands, as well as business sold through financial institutions and other distribution partners under the CGU and Swann Insurance brands.

- Gross written premium: $1,923 million
- Net earned premium: $1,875 million
- Insurance margin: 10.8%



Australia Personal Insurance - Portfolio mix
% of GWP
Motor 48%
Home 32%
CTP 15%
Other Short Tail 5%

Australian Commercial Insurance

The Group's Australian commercial insurance operations includes fire & industrial special risk (ISR), commercial property, commercial motor, rural and horticultural, marine, home warranty, public liability, professional indemnity and workers' compensation insurance, sold predominantly under the CGU brand.

- Gross written premium: $766 million
- Net earned premium: $721 million
- Insurance margin: 25.2%



Australian Commercial Insurance - Portfolio mix
% of GWP
Short Tail Commercial 61%
Workers Comp 14%
Liability 25%

International Operations

The Group's international operations comprise the New Zealand business (which sells personal and commercial insurance under the State, and NZI brands) and the Group's interests in Asia (Thailand, Malaysia, Singapore and China) and Europe (Hastings Insurance Services and Equity Insurance Group in the UK).

- Gross written premium: $635 million
- Net earned premium: $559 million
- Insurance margin: 6.3%



International - Portfolio mix
% of GWP
Motor 39%
Home 18%
CTP 8%
Other Short Tail 6%
Short Tail Commercial 27%
Reinsurance 2%

Group Outlook for FY07

- The Group expects to generate premium growth of 12-14% for the full year and that return on equity will exceed our target of 1.5 times weighted average cost of capital, subject to the usual caveat of no losses beyond our allowances. The two UK businesses acquired, together with interests in Thailand and Malaysia, will add greater scope to the Group's offshore revenue potential.
- Expansion opportunities which meet the Group's stringent investment criteria will continue to be pursued.

FACT SHEET

22 February 2007

Insurance Australia Group

Continuous service delivery and product improvements enhance customers' experience

- The Group's commitment to improving customer satisfaction was recognised by a 3% uplift in the Customer Satisfaction Index[1] (for the Australian direct portfolio), from 80% to 83% over the period.
- Our New Zealand business also recorded an increase in its direct customer satisfaction score from 86% to 87%, and its broker satisfaction score improved from 84% to 91%, compared to the same period last year.

Enhancing service delivery

Over the past six months, we have focused heavily on improving our service delivery, in order to enhance customer experience. Some of these activities are set out below.

Australian Personal Lines

- Introduced an innovative method for repairing dents in vehicles, which is estimated to have improved customer turnaround time from 2 – 3 weeks to 2 – 3 days, saving the Group around $4 million in repair costs;
- Increased capacity in our Care & Repair centres; and
- Continued development of a process to minimise the number of calls customers make for small, straightforward claims – with the aim of just one call.

Australian Commercial Lines

- Improved training for CGU's intermediaries, with online training and an improved resource library;
- Researched ways to reduce processing times, to increase delivery efficiencies to intermediaries and enable more efficient data management and access nationally;
- Launched "cgu.live", a workers' compensation interface that allows employers to obtain quotes, purchase cover and print cover notes, and lodge injury notifications on-line. This is a first for the industry, following recent regulatory changes facilitating such access; and
- Launched a web-based application for crop insurance, which allows intermediaries to self-manage insurance cover on over 2.6 million hectares of crops.

Recognition for customer and community focus

- In October, CGU's Farm Risk Radar product was awarded a National Safety Award of Excellence for its industry leading work on improving farm safety. A risk radar product has also been developed for Motor Fleet, and another is under development for the SME market.
- In January, IAG was acknowledged as one of the world's 100 most sustainable corporations, one of only three Australian companies to be named. The award recognises how effectively companies manage their environmental, social and governance risks and opportunities, relative to their peers.

[1] The customer satisfaction index measures end to end customer experience when enquiring, taking out, renewing or making a claim for direct personal insurance. Customer satisfaction levels are determined by a third party through telephone interviews with a random sample of customers contacted.

SEC MAIL PROCESSING SECTION
APR 2 0 2007
WASH. D.C. 209

ASX

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2007

TIME: 08:31:39

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Report 31 December 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to lodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
Directory

Stock Exchange Listings of the Group

Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)
ASX code for Reset Exchangeable Securities: **IANG** (Listed January 2005)

Investor Information/Administration

Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067
Or by mail to
GPO Box 4709
Melbourne VIC 3001

Telephone: 1300 360 688
Email: iag@computershare.com.au
Facsimile: (03) 9473 2470
Website: www.iag.com.au

Investor Relations

Email: investor.relations@iag.com.au
Ms Anne O'Driscoll
Head of Investor Relations & Capital Planning

Telephone: +61 2 9292 3169
Facsimile: +61 2 9292 3109
Email: anne.o'driscoll@iag.com.au

Registered Office

Level 26, 388 George Street
Sydney NSW 2000
Telephone: +61 2 9292 9222

*Key dates for shareholders – proposed calendar of events**

Interim dividend – ordinary shares	
Ex-dividend date	8 March 2007
Record date	14 March, 2007
Payment date	**16 April 2007**
Payment date for IANG quarterly distribution	**15 March 2007**
Payment date for IAGPA, IAGPB and IANG distributions	**15 June 2007**
Announcement of full-year results to 30 June 2007	**24 August 2007**
Final dividend – ordinary shares	
Ex-dividend date	30 August 2007
Record date	5 September 2007
Payment date	**8 October 2007**
Payment date for IANG quarterly distribution	**17 September 2007**
Annual General Meeting	**13 November 2007**
Payment date for IAGPA, IAGPB and IANG distributions	**17 December 2007**
Announcement of half-year results – 31 December 2007	**21 February 2008**

**These dates are indicative dates only and are subject to change. Any change will be announced on ASX.*



Table of Contents

1. Introduction

Financial Results/Ratios	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Half-year ended Dec 06
Financial Overview				
Profit attributable to holders of ordinary shares (A$m)	$328	$461	$298	$345
Reported ROE % (Avg Equity) to holders of ordinary equity pa	20.0%	26.4%	17.9%	19.5%
Normalised ROE % (Avg Equity) to holders of ordinary equity pa	16.5%	18.2%	13.4%	16.8%
Investment income on shareholders funds (A$m)	$170	$345	$194	$166
Net cash flow from operations (A$m)	$490	$175	$212	$199
Basic EPS (cents)	20.77	28.54	18.73	21.42
Diluted EPS (cents)	20.65	28.76	18.62	21.30
DPS (excluding special dividend)	14.50	13.50	16.00	13.50
Group General Insurance				
GWP (A$m)	$3,345	$3,206	$3,229	$3,324
Insurance profit (A$m)	$465	$469	$374	$420
Loss ratio	66.2%	63.8%	63.4%	64.4%
Expense ratio	26.8%	27.4%	28.0%	27.8%
Commission ratio	8.1%	8.2%	8.3%	8.2%
Administration expense ratio	18.6%	19.2%	19.7%	19.6%
Combined ratio	93.0%	91.2%	91.4%	92.2%
Insurance margin	15.3%	15.1%	12.4%	13.3%
Capital Strength				
Probability of adequacy of general insurance claims reserves	92.5%	91.8%	90.0%	90.0%
MCR multiple - Group	2.00x	2.04x	1.83x	2.39x

- The Group increased its profit attributable to the holders of ordinary equity in this period by 15.8% to $345m relative to 2H06. ROE[1] of 19.5% is a solid result in an environment of lower premium prices and remains above the Group's long-term sustainable goal of a minimum of 1.5x WACC (approximately 15%).
- Net cash flows of $199m are broadly in line with the prior period and 14% ahead of 1H06.
- Earnings per share of 21.42[2] per share are up 14% on the prior period.
- The interim dividend per share has been maintained at the same level as 2006 but is payable on the expanded number of shares on issue. This is in accordance with the guidance provided to shareholders since August 2006. Having successfully completed two acquisitions during the period, the Group expects to return to growing its dividends when the newly acquired businesses make meaningful contributions to the Group's results.
- The growth in gross written premium (GWP) in the period reflects improved volumes in the Group's existing business together with three months of GWP from the UK acquisition of Hastings. It includes the volume growth in the Group's key direct NSW comprehensive motor insurance portfolio and is a good result in the context of:
  - The ongoing soft market conditions in commercial lines;
  - The decision of the Group in 2H06 to re-base its comprehensive motor insurance pricing in its largest market in NSW so that it is priced very competitively relative to other major insurers and thus regenerate growth in this portfolio; and
  - The changes in the NSW CTP scheme which reduces the premiums underwritten by the private sector.

[1] ROE has ~~been calculated~~ excluding the equity capital raised in December 2006 ~~for the purchase~~ of Equity Insurance Group. The purchase was completed in January 2007.

[2] The EPS for the comparative periods have been restated due to an AIFRS requirement under which deemed bonus shares issued in the recent placement have to be treated as if issued throughout the comparative periods.

- The Group's insurance margin increased to 13.3% from 12.4% in 2H06. Key components of the increase include:
  - Lower losses from large storms. 2H06 included Cyclone Larry; and
  - Ongoing strong performance by the Group's long-tail classes,

  which more than offset:
  - The dampening of margins from lower prices in commercial lines and motor insurance; and
  - The Asian international businesses growing as a proportion of the total and, being predominantly short-tail, earning lower average margins.
- Net income from fee based business increased to $26m from $2m in 2H06 and a loss of $1m in 1H06. This is largely attributable to performance bonuses received in the workers' compensation management business. While the level of bonuses may not be sustainable, the Group's profits from fee based businesses are set to continue to expand following the acquisition of the Hastings and Equity Insurance brokerage businesses in the UK. Going forward, the Group will provide more information on this area of the business in view of its increasing significance.

1.1 Balance sheet strength

- The Group maintains a very strong balance sheet. As at 31 December 2006:
  - The Group's net assets totalled $4,517m versus $3,671m as at 30 June 2006. Excluding minority interests, the net assets attributable to holders of ordinary equity were $4,344m, an increase of $853m from 30 June 2006. The increase includes $737m, after costs, of new shares issued in December 2006 as part of the funds for the acquisition of Equity Insurance Group that was completed in January 2007. The remaining increase represents the profit for 1H07 less the dividend of $255m paid in October 2006;
  - Total debt of $1,970m, including APRA regulatory tier 1 hybrid capital of $550m, represents 31.2% of the Group's total capitalisation versus 27.1% and 26.5% as at 30 June 2006 and 31 December 2005, respectively;
  - The APRA risk adjusted MCR multiple was 2.39x compared to 1.83x in June 2006 and 2.04x as at 31 December 2005. This includes $1,352m ($737m of ordinary equity and $615m of subordinated debt) raised in December 2006 for the Equity Insurance Group acquisition. Excluding this, the multiple would be 1.86x;
  - The Group also maintains $550m of fully funded contingent capital off balance sheet. If the Group exercised its conversion rights to Tier 1 capital, this would increase the Group's MCR multiple by 0.30x; and
  - Reinsurance recoverables of $533m represent only 2.8% of total assets and 11.8% of net assets.
- The ratio of short-tail to long-tail insurance based on GWP remains at 81:19, in line with the Group's target of 80:20. This was set as a measure of risk appetite as long-tail business is inherently more risky and volatile.
- After payment of the 13.5 cents per share interim dividend, the Group will still have franking credits of $465m available to support future fully franked distributions of $1,085m and expects to be able to fully frank dividends for the foreseeable future.

1.2 Operating environment

- The insurance market in Australia and New Zealand remains very competitive and this is expected to continue in a market where returns above the cost of capital continue to be reported.
- Reductions in pricing are still prevalent in the commercial sector. The pace of rate reductions has eased as pricing on some classes or segments reaches levels at which a number of insurers are refusing to write the business but there is no sign yet of the cycle turning and the reliance on continued strong performance of long-tail classes is increasing.

- The personal lines markets remain quite rational with ongoing vigorous competition and advertising but pricing appearing reasonable overall. Claims frequency on motor and CTP remain near historic lows.
- While there were no catastrophic losses during the period, there were a number of significant storms. In Australia and New Zealand, these cost approximately $125m gross, an increase of $7m on 1H06. Costs were lower than 2H06, which included Cyclone Larry.
- The Group's Asian businesses – in Thailand and Malaysia – continued to experience higher growth rates than Australia and New Zealand but the rate of growth was dampened by the sensitivity to fuel prices in those motor-dominated insurance markets. In both markets higher fuel prices led to falls in demand for motor vehicles and consequent reductions in the market value of vehicles, the key determinant of premiums there.
- The UK motor insurance market has been experiencing a soft cycle on the back of increased competition in the last couple of years. As anticipated prior to the Group's recent acquisitions, pricing in this market appears to have reached the bottom of the cycle and is now rising.

1.3 International expansion

- The Group made two significant acquisitions in Europe during 1H07, both UK operations:
    - The Hastings business – a leading motor insurance broker with an underwriter – was acquired in early October 2006. References to Hastings in this document generally include Advantage, the underwriter. Three months of its results are included in the 1H07 results; and
    - The acquisition of Equity Insurance Group was announced on 4 December 2006 and completed in January 2007. Its results are not included in the 1H07 results.
- Information on both of these businesses is provided in Section 4 of this report.
- The Group also completed its acquisition of the Alba insurance operations, the acquisition of which had been announced in June 2006.
- The Group has not completed its acquisition of a stake in China Pacific Property Insurance Company Limited (CPPI). Draft contracts were agreed for approval by the relevant Chinese parties in July 2006. However, issues in China, including complications being experienced by CPPI's parent, CPIC, as it prepares to float, have led to delays. The timing of resolution of these issues and any impact on the Group's proposed investment are now unclear. However, the Group remains in active discussions with CPIC with a view to completing its investment in CPPI and is committed to participation in the Chinese insurance market and will continue to pursue opportunities to fulfil this goal in a shareholder accretive manner.
- In line with its strategy, the Group also continues to investigate and pursue other international expansion opportunities to grow its insurance operations and remains focused on motor insurance led propositions.

1.4 Outlook

- The Group remains on track to meet its full year GWP growth guidance of 12-14% for FY07 and to deliver a return on equity (normalised) of at least 1.5 times weighted average cost of capital.
- The Australian and New Zealand businesses are well positioned to continue to deliver quality returns in competitive markets.
- The acquisitions of Hastings and Equity are on track to be cash earnings per share accretive in 2H07, providing both growth and earnings.
- The Group continues to investigate potential bolt-on acquisition opportunities, both in the countries in which it is operating and in other regions, to progress its strategy of growing and diversifying its earnings streams in a shareholder accretive fashion.

1.5 Difference in reporting format to statutory financial statements

- With effect from 1 July 2006, the Group has re-classified the results of its captive reinsurers. Rather than allocating the result of the captives directly against the reinsurance expense of the relevant operating divisions (as occurred in FY06), the captive operations are allocated on a line by line basis to better reflect the underlying inter-segment revenue and expenses.
- The comparatives disclosed in this report have been restated on this basis. Appendix E to this report provides schedules of prior year comparatives on both the current and previous basis of reporting.

2. Consolidated Group Half-year Results


Insurance
Australia Group
General Insurance
Corporate & Investments
Australia
International
Investments
Corporate
Costs
Personal
Lines
Commercial
Lines
New
Zealand
European
Operations
Asian
Operations

Insurance Australia Group Limited	Australia	International	Corp & Inv't	Half-year ended Dec 06	Half-year ended Jun 06	Half-year ended Dec 05
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**2,689**	**635**	-	**3,324**	**3,229**	**3,206**
Gross earned premium	2,750	619	-	3,069	3,217	3,320
Reinsurance	(154)	(60)	-	(214)	(196)	(209)
Net premium revenue	**2,596**	**559**	-	**3,155**	**3,021**	**3,111**
Net claims expense	(1,672)	(361)	-	(2,033)	(1,915)	(1,985)
Commission expense	(201)	(57)	-	(259)	(250)	(254)
Underwriting expense	(497)	(122)	-	(619)	(597)	(598)
Underwriting profit	**226**	**18**	-	**244**	**259**	**274**
Investment income on technical reserves	159	17	-	176	115	195
Insurance profit	**385**	**35**	-	**420**	**374**	**469**
Net corporate expenses	-	(2)	(18)	(20)	(17)	(18)
Amortisation	-	-	(7)	(7)	(2)	(6)
Interest	-	-	(50)	(50)	(41)	(45)
Share of profit from associates	-	3	-	3	2	
Profit/(loss) from fee based businesses	27	(1)	-	26	2	(1)
Investment income on shareholders' funds	-	-	166	166	194	345
NSW Insurance Protection Tax	-	-	(10)	(10)	(10)	(11)
Profit before income tax	**412**	**36**	**81**	**528**	**502**	**733**
Income tax expense				(146)	(153)	(220)
Profit after income tax				**382**	**349**	**513**
Minority interests: IMA & MCGI				(37)	(51)	(52)
Profit attributable to IAG shareholders				**345**	**298**	**461**
Basic earnings per share (cents)				**21.42**	**18.73**	**28.94**
Diluted earnings per share (cents)				**21.30**	**18.62**	**28.76**

2.1 Insurance margin


Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.8%
27.4%
28.0%
27.8%
3.1%
4.0%
3.5%
3.3%
8.1%
8.2%
8.3%
8.2%
15.6%
15.2%
16.2%
16.3%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio
FSL


Loss ratio
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
65.5%
64.3%
66.4%
65.4%
66.2%
63.8%
63.4%
64.4%
2H05
1H06
2H06
1H07
Loss Ratio
Immunised Loss ratio


Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
92.2%
91.7%
94.4%
93.2%
93.0%
91.2%
91.4%
92.2%
2H05
1H06
2H06
1H07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H05
1H06
2H06
1H07

- The 1H07 insurance result of $420m, and an insurance margin of 13.3%, reinforces the resilience of the Group's operations when one considers the environment in 1H07.
- The Australian general insurance business accounts for $385m of this insurance result, representing an insurance margin of 14.8%. This is 1.9% higher than the 2H06 margin and 0.3% higher than the 1H06 margin. This result encompasses a number of factors including:
  - Continued favourable development in long-tail classes relative to the prior period reserving assumptions;
  - Lower prices in all commercial lines due to the current soft cycle in property classes and the improved performance of liability classes;
  - Reduced margins in directly distributed short-tail personal insurance. This followed a decision to use some of the Group's higher margin relative to key competitors to re-position the price of comprehensive car insurance in NSW to be very competitive relative to other major insurers, and thus stem losses in volume incurred in FY06 and establish a more sustainable competitive position. This has begun to generate the desired outcome with volumes increasing in 1H07; and
  - A number of storms which, in aggregate, cost $125m, compared to total storm costs of $231m in 2H06 - which included $165m for Cyclone Larry.
- The international business, which only had full year results for the New Zealand operations and NZI Thailand in FY06, now includes the results of the following additional international businesses:
  - Full six months results from Thailand's Safety Insurance which was consolidated from March 2006;
  - The Alba business, acquired in July 2006, and IAG Re Labuan which commenced operations in July 2006; and
  - The Hasting and Advantage businesses acquired in October 2006.

- The international business generated an insurance profit of $35m, representing an insurance margin of 6.3%. This was $10m below 2H06 and $51m below 1H06, mainly driven by:
    - Lower profits in New Zealand which contributed $39m in 1H07. This was largely in-line with 2H06 but behind 1H06 by $47m. Unusually benign weather in New Zealand during the 1H06 winter was the key driver in that half-year.
    - The Asian Division contributed $5m in 1H07, up from $1m in 1H06 and $2m in 2H06. The increase was mainly due to the full-six month inclusion of the Thai Safety business;
    - The Asian reinsurance operations generated a loss of $9m, essentially due to start up costs; and
    - The contribution from Hastings and Advantage was minimal as the results were only included for one quarter.

2.2 Premiums

- For 1H07, GWP of $3,324m grew by 3.7% on 1H06 and 2.9% on 2H06.
- The growth in GWP in 1H07 was mainly attributable to the contribution from recent international business acquisitions.
- The soft commercial cycle continued to put pressure on premium growth in Australia, New Zealand and Asia.
- In the Australian personal lines, the key factor was the re-basing of the NSW comprehensive car insurance pricing to improve its competitive positioning. This contributed to growth in volume but lower average premiums in this key portfolio. Home insurance pricing continued to increase, although more slowly than in prior periods, on the back of continued claims cost increases. CTP premium rates in NSW reduced following the introduction of a new compensation structure for the catastrophically injured funded by government levies rather than private sector premium.
- New Zealand GWP remained in line with the prior period in New Zealand dollar terms with growth in other areas offsetting softer commercial pricing. However, the weaker $NZ dollar average exchange rate during 1H07 meant lower reported premiums in Australian dollar terms.
- The other international businesses generated $175m of GWP, an increase of $126m compared with 2H06, both from growth in the Thai businesses acquired in FY06 and the new businesses acquired during 1H07.
- In 1H07, the reinsurance expense increased by $18m on 2H06. As a proportion of gross earned premium, it has increased from 6.1% in 2H06 to 6.3% due to:
    - Increases in the aggregate exposures as the business grows;
    - Rate decreases in GWP which are larger than those achieved in reinsurance pricing;
    - Higher reinsurance cessions in the Asian operations; and
    - Increased quota share reinsurance participation by some third party distributors in the indirectly distributed Australian Personal Lines.
- Net earned premium increased from 2H06 by 4.4% to $3,155m following the trend in GWP.

2.3 Claims

- The net claims expense of $2,033m in 1H07 increased by $118m from $1,915m in 2H06. The key movements were:
    - The consolidation of newly acquired businesses increased claims expense by $84m in 1H07;
    - Reduced releases from long-tail claims provisions. In Australian Commercial Lines the releases were ~~in line~~ with the experience in 1H06;

- A number of storms which, in aggregate, cost $125m, compared to total storm costs of $231m in 2H06 - which included $165m for Cyclone Larry. Storm costs in 1H06 were $114m;
- Lower benefits in 1H07 from increases in the discount rates applied to claims reserves as a result of increased interest rates. The reductions in the net claims expense as a result of this were $30m in 1H07, $91m in 2H06 and $16m in 1H06; and
- The increase in the immunised loss ratio to 65.4% from 64.3% in 1H06 reflects these factors and the lower premium rates in force in commercial and Australian motor insurance.

2.4 Insurance operating expenses

- The commission expense ratio has remained relatively consistent with the prior periods at 8.2%.
- Compared to 2H06, the underwriting and administration expense ratio increased marginally to 16.3% from 16.2%, while the fire service levy ratio reduced by 0.2% to 3.3%.
- Excluding movements in fire service levies, the underwriting and administration expenses of the Australian business were virtually contained at the 2H06 level (an increase of only $2m). In New Zealand, systems development expenditure drove higher costs, as did a provision against deferred acquisition costs.

2.5 Corporate expenses

- Corporate costs increased to $20m in 1H07, up $3m on 2H06. The increase largely reflects costs incurred in pursuing offshore business development opportunities.

2.6 Amortisation

- The amortisation expense has increased to $7m from $2m in 2H06 as a result of commencing amortisation of identifiable intangibles from acquisitions in 1H07.

2.7 Interest

- The $9m increase in interest expense from 2H06 to $50m reflects interest paid on debt raised during the period for the acquisition of the Hastings and Advantage businesses in the UK.

2.8 Share of profits from associates

- The share of profits from associates arises from the Group's 30% interest in AmAssurance in Malaysia. It increased to $3m in 1H07 from $2m in 2H06.

2.9 Profits from fee based business

- The profits from fee based businesses increased to $26m in the period. The key driver of this was $14m of bonuses received from the Victorian workers' compensation authority.
- Profits from fee based businesses are set to grow substantially following the acquisition of the broking businesses in the UK – Hastings and Equity.

2.10 NSW Insurance Protection Tax

- The NSW Government's Insurance Protection Tax (IPT), levied on shareholders since the HIH failure in 2001, remains in force and costs the Group's shareholders approximately $21m per annum. The legislation prohibits the recovery of this levy from policyholders and, for this reason, it is not included in the insurance profit.

2.11 Investment returns

- Investment income on technical reserves increased to $176m from $115m in 2H06. The primary difference was higher capital losses incurred in 2H06 on revaluation of the investments reflecting the greater increase in interest rates experienced in 2H06 versus 1H07.
- Investment income on shareholders' funds of $166m was lower than both 2H06 ($194m) and 1H06 ($345m). This reflects:
  - A lower exposure to equity markets in the portfolios. Between September and November, the Group reduced its exposure to equity markets for the Australian and New Zealand operations from 80% to 45%. Thus, while equity market returns, both locally and internationally, performed strongly in the last quarter of 1H07, the Group had reduced its exposure to this;
  - For the first time since 1H03, the overall active return from the Group's fund managers was negative. The alpha was a loss of $31m compared with profits of $61m in 2H06 and $32m in 1H06; and
  - Lower invested funds in the portfolio following the special dividend in June 2006 and utilisation of funds in the Group's operations.

2.12 Tax expense

- The effective tax rate was 27.7% for 1H07, a reduction of approximately 2.8% from 2H06, reflecting the lower overall effective tax rates of the Group's international operations. Increasing amortisation expenses for acquired identifiable intangible assets will put upward pressure on the effective tax rate in 2H07.

3. Australian General Insurance

Australia	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	2,843	2,697	2,703	2,689
Gross earned premium	2,753	2,796	2,706	2,750
Reinsurance expense	(167)	(152)	(141)	(154)
Net premium revenue	2,586	2,644	2,565	2,596
Net claims expense	(1,727)	(1,715)	(1,616)	(1,672)
Commission expense	(204)	(208)	(206)	(201)
Underwriting expense	(495)	(517)	(513)	(497)
Underwriting profit	160	204	230	226
Investment income on technical reserves	237	180	100	159
Insurance profit	397	384	330	385
Profit from fee based business	(25)	1	7	27
Total Australia result	372	385	337	412
Insurance ratios				
Loss ratio	66.8%	64.9%	63.0%	64.4%
Expense ratio	27.0%	27.4%	28.1%	26.9%
Commission ratio	7.9%	7.9%	8.0%	7.8%
Administration ratio	19.1%	19.6%	20.0%	19.1%
Combined ratio	93.8%	92.3%	91.1%	91.3%
Insurance margin (before tax)	15.3%	14.5%	12.9%	14.8%


Expense ratio
27.0%
27.4%
28.1%
26.9%
3.6%
4.8%
4.2%
4.1%
7.9%
7.9%
8.0%
7.8%
15.5%
14.8%
15.8%
15.0%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio
FSL


Loss ratio
65.9%
65.5%
66.5%
65.6%
66.8%
64.9%
63.0%
64.4%
2H05
1H06
2H06
1H07
Loss Ratio
Immunised Loss ratio


Combined ratio
92.9%
92.9%
94.6%
92.5%
93.8%
92.3%
91.1%
91.3%
2H05
1H06
2H06
1H07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
2H05
1H06
2H06
1H07

- The Australian insurance portfolio composition is 72% Australian personal lines and 28% Australian commercial lines. During 1H07, the Australian insurance business generated insurance profits of $385m and an insurance margin of 14.8%. This was largely in line with 1H06 and an improvement of $55m, or 1.9% in insurance margin terms, on 2H06.

- The mix of profit contribution of each line of business has changed between the half-year periods reflecting the different dynamics within each division and the advantage of having a diverse book. Both segments are experiencing underlying margin pressure due to lower average prices but continuing to benefit from long-tail claims trends being better than anticipated. The provision of $165m for the costs of Cyclone Larry in 2H06 was key to the relative underperformance of that half-year. In 1H07 there has been no such catastrophic loss but continued high frequency of storms is a feature of the results while commercial lines benefited from lower than normal individual large losses.

3.1 Australian Personal Lines

Australian Personal Lines	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	**1,976**	**1,936**	**1,924**	**1,923**
Gross earned premium	**1,950**	**1,973**	**1,917**	**1,951**
Reinsurance expense	(73)	(71)	(66)	(76)
Net premium revenue	**1,877**	**1,902**	**1,851**	**1,875**
Net claims expense	(1,333)	(1,305)	(1,227)	(1,312)
Commission expense	(116)	(122)	(124)	(122)
Underwriting expense	(346)	(350)	(359)	(345)
Underwriting profit	**82**	**125**	**141**	**96**
Investment income on technical reserves	149	121	77	107
Insurance profit	**231**	**246**	**218**	**203**
Insurance ratios				
Loss ratio	71.0%	68.6%	66.3%	70.0%
Expense ratio	24.6%	24.8%	26.1%	24.9%
Commission ratio	*6.2%*	*6.4%*	*6.7%*	*6.5%*
Administration ratio	*18.4%*	*18.4%*	*19.4%*	*18.4%*
Combined ratio	95.6%	93.4%	92.4%	94.9%
Insurance margin (before tax)	12.3%	12.9%	11.8%	10.8%


Expense ratio
24.6%
24.8%
26.1%
24.9%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio
FSL


Loss ratio
70.6%
69.0%
68.7%
70.9%
71.0%
68.6%
66.3%
70.0%
2H05
1H06
2H06
1H07
Loss Ratio
Immunised Loss ratio


Combined ratio
95.2%
93.8%
94.8%
95.8%
95.6%
93.4%
92.4%
94.9%
2H05
1H06
2H06
1H07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
2H05
1H06
2H06
1H07

3.1.1 *Overview*

- The Australian Personal Lines business produced an insurance result of $203m and an insurance margin of 10.8%. Whilst a strong margin, this result is below 1H06 and 2H06 by $43m and $15m respectively.

3.1.2 *Premiums*

- GWP of $1,923m was in line with the prior period and marginally below 1H06. This belies the fact that the risks in force in the direct portfolio (about 74% of GWP) grew during 1H07 as:
  - Changes to the NSW CTP scheme effective 1 October 2006 have reduced the premium by $13m; and
  - As a consequence of the Group's decision to re-base the pricing of its direct motor comprehensive book to improve its competitive position relative to other major insurers in NSW and the changes in car buying practices (to smaller vehicles) and values, the average premium in force for direct motor nationally is now 2.6% below the 1H06 level. It is in line with the average in 2H06; offset to an extent by
  - Increased home insurance GWP, both directly and indirectly distributed.
- While still feeling the effects of the volumes lost in the NSW direct business during FY06, as there has been a smaller in-force portfolio on which renewals are offered, the higher renewal rates sustained for many months and good volumes of new business are enabling the portfolio to recover and it is now positioned for further growth:
  - Renewal rates in the direct NSW comprehensive car and home portfolios – which account for approximately 36% of all Australian Personal Lines premium – remained over 93% through to end of 1H07;
  - The CTP NSW share of monthly registrations has recently increased to 37.8%;
  - The Queensland and Western Australia direct portfolios have continued to grow well in 1H07 and in each of the prior comparative periods; and
  - The indirect portfolio's renewal rate improved to 85% in 1H07 from 82% in 2H06 and 1H06.
- The indirect portfolio has won new third party distributor contracts which offset the contracts which expired in FY06. These should contribute to further growth from 2H07 onwards. The increase in sales of motorcycles in the market also provides opportunities as Swann is a leader in this segment of the market.
- Based on the limited availability of public industry-wide statistics for personal lines products other than CTP, the Group estimates its share of the potential national motor insurance market as at June 2006 (the latest available statistics from APRA) was 38% of private motor vehicle insurance and 37% of householders insurance. In its largest market of NSW, the Group's share of the private motor and the householders markets were both about 50% using these statistics. The latest ISA statistics to December 2006, which only include the directly distributed business, support the Group's view that its market shares in home and motor, nationally and in NSW, have stabilised and have started to grow in recent months.
- The Group's market share in CTP in NSW and Queensland improved during 1H07. The Group continues to be the sole underwriter in the Australian Capital Territory. In NSW the Group is on target to have a 38% market share of registrations by the end of 2H07. For the month of December 2006, its share of registrations was 37.8%. In Queensland, the market share of registrations as at 31 December 2006 was 3.1%, compared with 2.5% as at 30 June 2006.
- The Group's Single Customer View (SCV) customer relationship management system, introduced in the direct business in November 2005, has facilitated sales staff being better equipped to cross-sell and up-sell. The proportion of direct comprehensive motor insurance policies and direct home insurance policies with additional options has increased to 25% and 50%, respectively, from 19% and 45% in 1H06. The options include windscreen cover and car hire for motor insurance and accidental damage, fusion and domestic workers' compensation for home insurance.

- CTP premiums have reduced following the introduction of the Life Time Care and Support (LTCS) provisions by the NSW Government. Under these provisions, the costs of caring for those people catastrophically injured in motor vehicle accidents will be borne by the NSW Government, regardless of where the fault for the accident is attributed. The funding of these costs is from a levy on CTP policyholders which is collected by insurers (but not included in reported premium of the insurers). LTCS applies to children under 16 catastrophically injured in motor vehicle accidents on or after 1 October 2006 and will apply to adults with effect from 1 October 2007. When implementing these changes, the Government also changed the basis of CTP related levies for funding the CTP regulator and hospital costs. These are now levied on premiums rather than on the insurers and, accordingly, are excluded from both reported premiums and underwriting expenses. The expansion of LTCS from 1 April 2007 means that the 2H07 impact on GWP is an estimated reduction of $38m. The LTCS will lead to a reduction in the level of capital required to support this business over time.
- Net earned premium grew by $24m or 1.3% relative to 2H06. It was 1.4% lower than 1H06. This reflects the flow through of the GWP trends.

3.1.3 Reinsurance expense

- During 1H07, the reinsurance expense increased by $5m on 1H06 and $10m on 2H06 reflecting:
  - Incurring quota share reinsurance costs in 1H07 on some third party distributor contracts in the indirect short-tail portfolio. These arrangements enable closer alignment of the distributors' interests with those of the Group as the primary underwriter; offset by
  - A reduction in the reinsurance expense for the NSW CTP portfolio as a result of the scheme changes which mean much of the cost of new incurred catastrophic claims is being migrated to the NSW Government. Further reductions are expected when these arrangements apply to adults with effect from 1 October 2007.

3.1.4 Claims

- The 1H07 net claims expense includes a favourable adjustment of $17m or 0.9% of NEP from an increase in discount rates applied to claims reserves due to higher interest rates. The prior comparatives, which were also benefits, were $44m or 2.4% in 2H06 and $8m or 0.4% in 1H06. Counteracting the positive impact of the movement in discount rates on net claims expense is the reduction in the investment income from technical reserves.
- On an immunised basis (ie, excluding the impact of discount rate adjustments in each half-year period), the 1H07 loss ratio of 70.9% compares to 68.7% in 2H06 and 69.0% in 1H06.
- Claims experience in the CTP portfolio, remained relatively stable against 2H06, with the continuation of better claims frequency than anticipated in the prior period assumptions. There was a small benefit recognised for the recent reduction in AWE inflation, which was lower than in the previous two half-years.
- There were a large number of storm events in 1H07 which cost $111m compared with $116m in 2H06 (which included $68m of costs in respect of Cyclone Larry). The most costly events were:
  - NSW windstorms – 24 & 25 September 2006;
  - Newcastle hailstorm – 31 October 2006;
  - NSW & Victorian bushfires – December 2006;
  - Armidale hailstorm – 21 December 2006; and
  - Canberra hailstorms – 29 & 31 December 2006.
- Aside from volatility in storms, claims frequencies in the short-tail classes have remained quite stable on a national basis in both direct motor and home. Within the motor frequency there has been a slight upward trend in collision claims frequency in the direct NSW car comprehensive portfolio in recent months, but this is offset by continued reductions in theft frequency. For example, the number of theft claims incurred in 1H07 decreased by 5.6% relative to 2H06.
- The average claims cost in direct motor has reduced slightly during 1H07 while average home claims costs continue to increase. A feature of the upward trend in home claims costs is increased burglary claims for portable valuables such as iPods, PDA's, etc.

- The cost of car parts increased by 0.6% in the year to December 2006, as measured by the Group's car parts pricing index. This compares with a 2.3% increase for the year to 30 June 2006. Labour costs for motor repairs remained relatively stable in the same period relative to a 3.9% increase in the year to March 2006, based on ABS data.
- Home claims cost inflation is influenced by the following factors (based on latest available data from ABS for the year ended September 2006):
  - Building materials: increase of 3.3% ;
  - Construction industry costs: increase of 4.3%; and
  - Construction industry wages: increase of 5%.
- The Group is continuing to roll out Care & Repair centres in metropolitan Sydney with two further centres opened during 1H07 (Waitara and Lambton). The final centre planned at present is due to open in Brookvale during 2H07. The Group's assessing staff numbers have also been increased to service those customers not using Care & Repair centres and ensure that repair estimates are appropriate. The opening hours of the centres have also been increased to better service customers.
- To counteract inflationary pressures on claims and improve customer service through faster repair times, the Group has actively supported the utilisation of an innovative method, known as paintless dent repair, to fix small dents which have not cracked the vehicle's paint. This is particularly useful following hailstorms and its use after the Newcastle storm in October 2006 is estimated to have saved the Group $4m in repair costs as well as improving the turnaround time for customers whose vehicles were repaired this way to only 2 – 3 days from 2 – 3 weeks.

3.1.5 Expenses

- The 1H07 underwriting and administration expenses of $345m was an improvement of $5m on 1H06 and $14m on 2H06.
- There has been continued volatility in the fire services levy expense due to assessment adjustments.
- Excluding the fire services levy, the expense ratio improved to 14.9% in 1H07, from 15.9% in 2H06 and was in line with 1H06. The actual expenditure reduced marginally. A tight focus on expenses and savings from the transformation of branches into franchised agency sites enabled the Group to absorb inflation and invest in more product marketing.
- The commission ratio was slightly down by 0.2% on 2H06 and was 0.1% higher than 1H06. The improvement on 2H06 was mainly due to a reduced expense for agent profit shares in 1H07.

3.1.6 Customer

- The Group continues to focus on improving the customer experience across its portfolios. Measures implemented during 1H07 in the direct portfolio include the increased capacity in the Care & Repair centres and further development of a process to reduce claims handling to one call for smaller, straightforward claims. In addition, as the first anniversary of the implementation of the SCV customer relationship management system passed in November, average call times are now shorter as verified data is immediately to hand and this is also contributing to improving customer satisfaction.
- Sales conversion rates of direct telephone business remained consistently around 46% (sales to sales calls), building on the strong results in 2H06. Major contributors to these results are an increased focus on sales coaching and improved price positioning.
- The Group's Customer Satisfaction Index (CSI) for the direct portfolio reached 83 as at 31 December 2006 compared to 80 at 30 June 2006.
- Customer complaints (excluding claims) recorded in the direct portfolio remained below 0.02% of policies in force.
- In the indirect portfolio, the policyholder interactions are largely with the distributor and the Group has implemented more strategic customer relationship management and skilling in this area.

3.2 Australian Commercial Lines

Australian Commercial Lines	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	**867**	**761**	**778**	**766**
Gross earned premium	**803**	**823**	**788**	**799**
Reinsurance expense	(93)	(81)	(76)	(78)
Net premium revenue	**710**	**743**	**712**	**721**
Net claims expense	(395)	(411)	(388)	(360)
Commission expense	(88)	(87)	(83)	(79)
Underwriting expense	(149)	(167)	(154)	(152)
Underwriting profit	**78**	**78**	**87**	**130**
Investment income on technical reserve:	88	59	23	52
Insurance profit	**166**	**137**	**110**	**182**
Profit from fee based business	(25)	1	7	27
Total commercial line result	**141**	**138**	**117**	**209**
Insurance ratios				
Loss ratio	55.7%	55.3%	54.5%	49.9%
Expense ratio	33.4%	34.2%	33.2%	32.1%
Commission ratio	*12.4%*	*11.7%*	*11.6%*	*10.9%*
Administration ratio	*21.0%*	*23.5%*	*21.6%*	*21.2%*
Combined ratio	89.0%	89.4%	87.7%	82.0%
Insurance margin (before tax)	23.4%	18.5%	15.5%	25.2%


Expense ratio
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
33.4%
34.2%
33.2%
32.1%
5.1%
7.9%
5.9%
5.7%
12.4%
11.7%
11.6%
10.9%
15.8%
14.5%
15.7%
15.5%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio
FSL


Loss ratio
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
53.6%
56.4%
61.0%
51.8%
55.7%
55.3%
54.5%
49.9%
2H05
1H06
2H06
1H07
Loss Ratio
Immunised Loss ratio


Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
87.0%
90.5%
94.2%
83.9%
89.0%
89.4%
87.7%
82.0%
2H05
1H06
2H06
1H07
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H05
1H06
2H06
1H07

3.2.1 Overview

- During 1H07, the soft market conditions in the commercial insurance market continued, with competition intensifying across all major lines.
- Against this backdrop, the Australian Commercial Lines business recorded GWP slightly ahead of 1H06 and delivered an insurance profit of $182m, representing an increase of $45m when compared with 1H06 and an increase of $72m against 2H06. The 1H07 insurance margin increased to 25.2%, up from 18.5% in 1H06 and 15.5% in 2H06.
- The improved performance in 1H07 includes short-tail commercial lines benefiting from a lower incidence of large losses compared to recent periods and the absence of major weather events. The profit also benefited from continued favourable claims experience in long-tail classes and consequent reserve releases.

3.2.2 Premiums

- The Australian commercial insurance market remains soft, with premium rates declining for the third consecutive year. Competitive pressures extended to rates across all market segments during 1H07, including the SME market. While continued good experience in most long-tail classes is supporting ongoing premium reductions, the ability to withstand further price reductions in short-tail classes is very limited. However, there are no tangible signs of premiums beginning to turn and pressure on rates is expected to continue during calendar 2007.
- Despite experiencing pressure on premium rates, Australian Commercial Lines generated GWP of $766m for 1H07. This was slightly ahead of the $761m achieved in 1H06, and $12m or 1.5% behind 2H06, which is consistent with the seasonality of the business with a higher volume of renewals recorded in June.
- The overall mix of business between short-tail and long-tail commercial lines remained stable at approximately 61:39.
- The Group continued to adhere to its technical pricing discipline, rather than pursuing unprofitable market share. This strategy aims to manage for profitable growth over the long term. However, it has also inevitably resulted in some lost business in areas in which intense competition has led to price discounting to levels the Group considers are not capable of generating an adequate return on capital.
- The impact of softening rates in workers' compensation, which represents approximately 14% of the Group's commercial business, was exacerbated by premium reductions in "burners". These are policies where the final premium payable is adjusted based on the developed claims experience of that customer. The continued good performance of claims in this business line has thus generated premium refunds for the relevant clients.
- The lower crop yields caused by the drought also contributed to the pressure on GWP.
- NEP of $721m was lower by $22m or 3.0% when compared with 1H06 and grew by $9m or 1.3% when compared to 2H06. The decline relative to 1H06 reflects the softening prices but this has been ameliorated in part by earnings from the increased volume of business written in 2H06 in targeted classes such as SME packages.

3.2.3 Claims

- The immunised loss ratio for 1H07 improved by 9.2% against 2H06 and 4.6% on 1H06. The improvement in the loss ratio over 1H06 reflects a lower incidence of large losses in the short-tail commercial portfolio, and ongoing strong performance from the long-tail portfolios. Releases from long-tail reserves for commercial liability and workers' compensation relative to the assumptions set at the beginning of the period were $94m, which is similar to 1H06 and about half the release experienced in 2H06. The higher releases in 2H06 were offset by the impact of Cyclone Larry in that period.
- The net claims expense for 1H07 of $360m includes a $14m benefit from the effect of higher discount rates applicable to claims (due to higher interest rates) driving a 1.9% reduction in the reported loss ratio. There were also benefits for the same reason in each of 1H06 and 2H06 when the amounts were $8m and $46m, respectively, contributing to a 1.1% and 6.5% reduction in the reported loss ratio in the respective periods. These benefits were more than offset by capital losses on interest bearing securities in the technical reserves investment portfolio.

3.2.4 Expenses

- The 1H07 expense ratio of 32.1% improved from 34.2% in 1H06 and 33.2% in 2H06. This improvement is particularly pleasing in the context of falling premium rates.
- The total expense for fire service levies in 1H07 was $39m, in line with 2H06 and $16m below 1H06 (2.2% of 1H06 expense ratio). The higher levy in 1H06 was due to an additional assessment for FY05 levies.
- Excluding the fire service levies, the underwriting and administration expenses for 1H07 were $113m, in line with 2H06 and 1H06. Containing expenses at this level while experiencing ongoing inflation has been achieved through careful cost management and the successful implementation of improvements in back-office processing and banking arrangements.
- The commission ratio of 10.9% for 1H07 was lower than 11.7% and 11.6% for 1H06 and 2H06 respectively largely due to higher reinsurance commissions received and a change in mix of business.

3.2.5 Customers

- A core element of Australian Commercial Lines' strategy for long term profitability throughout the insurance cycle is to maintain effective relationships with brokers and improve levels of service and product offerings. This effort has resulted in customer retention rates being sustained above 80% despite the challenging rate environment.
- Customer service delivery improvements as part of the ongoing 'CGU Renew' project continued to be rolled-out during 1H07, including:
  - The introduction of improved training facilities for intermediaries, supported by online training scheduling and an improved resource library, to ensure the delivery of a nationally uniform, highly professional standard of training; and
  - The review of an Enterprise Content Management System designed to further reduce processing times, increase delivery efficiencies to intermediaries and enable more efficient data management and access nationally.
- Continued redevelopment of CGU's e-commerce platform, 'CGU Connect', led to the launch of additional customer applications and further improvements in useability to make it quicker and easier for intermediaries to manage their CGU portfolio. These included:
  - The launch of a new web-based eBusiness application for crop insurance. Since the crop insurance application was introduced, more than 400 intermediaries have used the system to self-manage insurance cover on over 2.6 million hectares of crops; and
  - Enhancements introduced to CGU's 'Commercial Pack' eBusiness application, based on feedback from intermediaries.
- The Farm Risk Radar risk management tool was awarded a National Safety Award of Excellence in October for its industry leading work on improving farm safety – farms account for a high proportion of worker injuries. A risk radar product has also been developed for the Motor Fleet product and one for the SME market is under development.

3.2.6 Fee based businesses/managed schemes

- The fee based businesses generated a profit of $27m in 1H07, compared with profits of $7m and $1m in 2H06 and 1H06, respectively. The increase is attributable to the improved results in the workers' compensation business where the Group manages government underwritten workers' compensation businesses in NSW and Victoria.
- The Group profits include bonus payments of $14m, for the Victorian scheme. The bonus related to an improvement in claims liabilities as assessed by Victorian WorkCover Authority's Valuation Actuary. These are assessed in arrears and only included in profit on receipt due to the uncertainty of the amounts.

- Tracking of customer feedback based on complaints and compliments has indicated a continued positive improvement in service delivery in both NSW and Victoria. Both businesses have implemented customer service initiatives to further improve customer service. One such initiative this period was the introduction of ".Live" which enables employers to obtain quotes, purchase cover, print cover notes and lodge claims on-line. The Group is the first insurer to do this following a recent change in regulations facilitating such access.
- The Group has market shares in the order of 30% in Victoria and 20% in NSW. Continued strong competition is anticipated in the market nationally with a specific focus on corporate and national account clients. The challenges this creates are increased by the growth in the volume of national accounts which are considering migrating to self-insurance under the provisions of State or Federal schemes. Management has increased the focus on proactive account management and this is already bearing fruit – while some national accounts were lost at June 2006, the Group had 100% success on retention of the national accounts which were up for renewal at 31 December 2006.
- The Group continues to work with the NSW and Victorian workers' compensation authorities to assist in moves to increase the uniformity of workers' compensation schemes and safety regulations to lower costs and improve efficiencies for businesses operating in multiple States. The key areas of focus are the administrative processes for premium payment and the delivery of workers' compensation, workplace safety arrangements based on the highest occupational health and safety standards, and administrative arrangements for the regulation of self-insurers.
- The premium funding business has continued to grow and remains profitable. This market is experiencing increased competition from large financial institutions. Loans outstanding at 31 December 2006 were $158m compared to $131m at 30 June 2006, representing an increase of 20.6%.

3.2.7 Discontinued Business

3.2.7.1 Inwards Reinsurance

- The net provision for the outstanding claims on this portfolio remains steady at approximately $76m. The Group continues to pursue commutations and schemes of arrangement. During 1H07 four commutations and four schemes of arrangement were completed and negotiations continue on a number of the remaining policies.

3.2.7.2 Asbestos

- During 1H07, overall asbestos claims experience has been slightly lower than anticipated in the actuarial reserves. Given the potential volatility in asbestos experience, the Group's provisions have not been adjusted for this experience and the development assumptions used for 2H06 have been retained.
- The survival ratio (net reserves as a multiple of the average of the past three years' claims paid) was 38 times at 31 December 2006, compared with 39 times at 30 June 2006. This slight reduction is due to a higher base measure now being used (ie. three year average at December 2006 is higher than that at June 2006).
- The survival ratio is provided as an indicator of the Group's reserving for this particular liability due to its very long-tail. However, it should be used with caution as different exposures and portfolio mixes may make comparisons unreliable.

4. International

International	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	**502**	**509**	**526**	**635**
Gross earned premium	**496**	**524**	**512**	**619**
Reinsurance expense	(48)	(56)	(55)	(60)
Net premium revenue	**448**	**468**	**457**	**559**
Net claims expense	(285)	(271)	(300)	(361)
Commission expense	(44)	(45)	(44)	(57)
Underwriting expense	(71)	(80)	(83)	(122)
Underwriting profit	**48**	**71**	**30**	**18**
Investment income on technical reserves	16	15	15	17
Insurance profit	**64**	**86**	**45**	**35**
Share of profit from associates	-	-	2	3
Fee based business	(2)	(3)	(4)	(1)
Corporate expenses	-	-	-	(2)
Total international result	**62**	**83**	**43**	**35**
Insurance ratios				
Loss ratio	63.6%	58.0%	65.7%	64.6%
Expense ratio	25.6%	26.8%	27.9%	32.1%
Commission ratio	9.7%	9.6%	9.7%	10.2%
Administration ratio	15.9%	17.2%	18.2%	21.9%
Combined ratio	89.2%	84.8%	93.6%	96.7%
Insurance margin (before tax)	14.3%	18.4%	9.9%	6.3%


Expense ratio
25.6%
9.7%
15.9%
26.8%
9.6%
17.2%
27.9%
9.7%
18.2%
32.1%
10.2%
21.9%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio


Loss ratio
63.6%
58.0%
65.7%
64.6%
2H05
1H06
2H06
1H07


Combined ratio
89.2%
84.8%
93.6%
96.7%
2H05
1H06
2H06
1H07


Insurance margin (before tax)
2H05
1H06
2H06
1H07

- The segment is in transition from being almost exclusively comprised of the Group's New Zealand operations, to including Asia and Europe. The new regions add to growth and have differing return dynamics due to the higher growth and lower margins relative to the Group's position in New Zealand. For this reason, the three regions have been commented on separately at this stage.

4.1 International – New Zealand

New Zealand Operations	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	**502**	**494**	**477**	**460**
Gross earned premium	**496**	**507**	**462**	**470**
Reinsurance expense	(48)	(44)	(37)	(42)
Net premium revenue	**448**	**463**	**425**	**428**
Net claims expense	(285)	(268)	(281)	(258)
Commission expense	(44)	(46)	(39)	(45)
Underwriting expense	(71)	(78)	(77)	(98)
Underwriting profit	**48**	**71**	**28**	**27**
Investment income on technical reserves	16	15	14	12
Insurance profit	**64**	**86**	**42**	**39**
Insurance ratios				
Loss ratio	63.6%	57.9%	66.0%	60.3%
Expense ratio	25.6%	26.7%	27.3%	33.4%
Commission ratio	*9.7%*	*9.9%*	*9.1%*	*10.5%*
Administration ratio	*15.9%*	*16.8%*	*18.2%*	*22.9%*
Combined ratio	89.2%	84.6%	93.2%	93.7%
Insurance margin (before tax)	14.3%	18.6%	9.9%	9.0%


Expense ratio
25.6%
26.7%
27.3%
33.4%
9.7%
9.9%
9.1%
10.5%
15.9%
16.8%
18.2%
22.9%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio


Loss ratio
63.6%
57.9%
66.0%
60.3%
2H05
1H06
2H06
1H07


Combined ratio
89.2%
84.6%
93.2%
93.7%
2H05
1H06
2H06
1H07


Insurance margin (before tax)
2H05
1H06
2H06
1H07

4.1.1 Overview

- The New Zealand business delivered an insurance margin of 9.0% for 1H07. This business is almost entirely short-tail and is in the midst of a soft cycle in commercial business and a slowing economy. The result is less than half the record high insurance margin in 1H06 when softer rates had not yet hit the margins and weather conditions were abnormally favourable.

4.1.2 Premiums

- Consolidated GWP from New Zealand has fallen, largely due to a lower average exchange rate for the New Zealand dollar during 1H07. In original currency terms, GWP of NZ$537m remained in line with 1H06 and, consistent with the seasonality of the business, was below 2H06 by NZ$14m (the second half of the year traditionally reports higher GWP due to commercial business renewals).
- These trends were consistent between commercial and personal lines and across the distribution channels:
  - The broker channel (approx 45% of IAG NZ GWP) GWP followed the same trend. Growth delivered in the SME sector and from securing a new underwriting facility in personal lines offset reducing prices in commercial lines;
  - In the direct channel (38% of IAG NZ GWP), GWP remained flat with a small change in mix to more home premium (essentially from higher prices); and
  - GWP in the business partners channel (17% of IAG NZ GWP) remained flat, with increases in SME commercial sales driving most of the volume increase and offsetting lower average premiums in this channel.
- The reinsurance expense of $42m relative to $37m in 2H06 and $44m in 1H06 reflects a saving on catastrophe rates being offset by increasing aggregate sums insured.
- Net earned premium reported for 1H07 increased marginally from 2H06. The apparent fall relative to 1H06 is almost entirely due to the lower average NZ exchange rate.

4.1.3 Claims

- The 1H07 loss ratio of 60.3% represents an improvement of 5.7% on 2H06 due to a lower incidence of major storms. 2H06 included around $20m in losses from the major snowstorms in June 2006. As noted above, 1H06 was characterised by unusually favourable weather. The underlying business has experienced some increases in frequency and claims costs, primarily in home insurance which has been the driver of rate increases over the past year. CPI increased by 3% over the past year and cost of motor labour and paint rates increased by 3.2% over the same period.

4.1.4 Expenses

- The 1H07 expense ratio of 33.4% increased by 6.1% relative to 2H06.
- Commission rates are rising in New Zealand where cluster groups of brokers who are winning higher rates from insurers in a very competitive environment. The commission expense ratio increased 1.4% during the period.
- The Group is in the process of implementing its Australian personal lines technology platform in New Zealand for the direct personal lines business. While external systems development costs are being capitalised, there are considerable internal costs which are expensed as incurred. These costs have driven an increase of 1.0% in the expense ratio relative to 2H06 and 1.5% relative to 1H06. Costs have also been incurred on improving the systems used for the interface with business partners.
- The assumptions used in the liability adequacy test led to a write down of deferred acquisition costs in the period which added 2.5% to the expense ratio, even though the business had delivered an insurance margin of 11.5% before this adjustment.

4.1.5 Customer

- Personal lines new business written through the direct channel will be on the new system in the final months of 2H07, with renewal business being migrated on expiry during FY08. Detailed transition management planning, including for customers, is in place. The business will benefit from the capacity to provide more sophisticated and granular risk-based pricing which has not been possible on the current systems.
- The New Zealand business is continuing to roll-out its "virtual call centre" programme following the success of the pilot. This programme utilises the VOIP technology which the NZ business has been using for three years and recognises the issues created by the tightening labour market in New Zealand. There are now four locations in which this is operating. It provides increased workforce flexibility, both for the staff and to meet fluctuating customer demands. The teams in the regional sales centres have better quote to sales conversion rates generating higher GWP per person (in full-time equivalent terms).
- There has also been a focus on sales training and incentives during the past year.
- These efforts contributed to a further improvement in the IAG NZ customer satisfaction score to 87% from 86%. The broker satisfaction score also improved from 84% to 91% since 1H06. Customer satisfaction in the key business partners continues to run in the mid to high eighties.
- The direct channel is scheduled to launch a new commercial insurance EasyBiz product in March 2007, leveraging the success of this product for very small businesses in Australia.

4.2 International – Asian operations

Asian operations	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	-	16	49	79
Gross earned premium	-	17	50	80
Reinsurance expense	-	(12)	(18)	(17)
Net premium revenue	-	5	32	63
Net claims expense	-	(2)	(19)	(41)
Commission expense	-	1	(6)	(11)
Underwriting expense	-	(3)	(6)	(9)
Underwriting profit	-	1	1	2
Investment income on technical reserves	-	(0)	1	3
Insurance profit	-	1	2	5
Share of profit from associates	-	-	2	3
Fee based business	(2)	(3)	(4)	(2)
Corporate expenses	-	-	-	(2)
Total Asian operations result	(2)	(2)	0	4
Insurance ratios				
Loss ratio		40.2%	59.0%	65.1%
Expense ratio		37.4%	35.4%	31.7%
Commission ratio		(15.1%)	17.7%	17.4%
Administration ratio		52.5%	17.7%	14.3%
Combined ratio		77.7%	94.3%	96.8%
Insurance margin (before tax)		19.3%	5.1%	7.9%


Expense ratio
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
37.4%
35.4%
31.7%
52.5%
(15.1%)
17.7%
17.7%
17.4%
14.3%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio
Expense Ratio


Loss ratio
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
40.2%
59.0%
65.1%
2H05
1H06
2H06
1H07


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
77.7%
94.3%
96.8%
2H05
1H06
2H06
1H07


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H05
1H06
2H06
1H07

4.2.1 *Asian Division*

- During 1H07, the Group's focus in Asia has been:
  - To support its existing business interests in Asia; and
  - Continue to pursue opportunities to build its portfolio of assets in the region.
- Amongst its business development opportunities, the Group continues to work with China Pacific Insurance Company Limited (CPIC) to finalise a strategic investment in China Pacific Property Insurance Company Ltd (CPPI). Draft contracts were agreed for approval by the relevant Chinese parties in July 2006. However, there have been delays in this due to issues such as complexities of structuring CPIC for its proposed float. The timing of resolution of these issues and any impact on the Group's proposed strategic investment in CPPI are now unclear. However, the Group remains in active discussions with CPPI with the intent of completing its investment and is committed to participation in the Chinese general insurance market and will continue to pursue opportunities to fulfil this goal in a shareholder accretive manner.

4.2.2 *Insurance operations*

- The insurance trading results are from the Group's two Thai businesses:
  - NZI Thailand, which is essentially a commercial insurer. It was acquired in July 2005; and
  - Safety Insurance, which is principally a motor insurer. It has been consolidated since April 2006.
- Combined, these businesses rank fourth in Thailand's highly fragmented insurance market, with a market share of approximately 5%.
- The Thai insurance market, which has been averaging growth in excess of 10% per annum for over five years, grew by only 6.3% in calendar 2006. This has been driven by lower motor vehicle sales which slowed as a result of rising fuel prices, higher interest rates and a decline in consumer confidence in recent months. The Thai Department of Insurance estimates growth for calendar 2007 at 8% and motor vehicle sales growth is forecast at 1.5%.
- The underlying growth in the Group's GWP was over 10% for 1H07. This was assisted by the Group's position in the market and a 'flight to quality' following the collapse of a competitor during 2005. More modest growth in line with the market is anticipated in calendar 2007.
- Higher repair costs are a key component of the increase in the loss ratio. This is being offset by tight cost control over promotional expenses and keeping growth in administration costs below the growth in the business.
- The share of profits from associates represents the Group's 30% share of the net profit after tax of AmAssurance, a composite insurer in Malaysia in which the Group invested in March 2006.
- The growth profile trend in the AmAssurance general insurance operations is similar for the same reasons. The business grew by more than the industry average, but at lower levels than in recent periods. This was exacerbated by the Malaysian currency depreciating relative to the Australian dollar.
- The Group's Asian team continues to work closely with the managers of the Thai and Malaysian businesses to progress capability transfer opportunities. During 1H07, the Group:
  - Launched new products to the market, including Extended Warranty. Products targeted at other segments of the market, such as consumer credit insurance and a suite of commercial product offerings are in development;
  - Enhanced AmAssurance's underwriting and portfolio management techniques to enable better risk selection within the current motor tariff market;
  - Completed a personal injury claims review in AmAssurance and a number of the recommendations have been implemented; and
  - Implemented fraud indicators for motor claims in AmAssurance.

4.2.3 Fee based business

- The loss from fee based business is the net result of China Automobile Association (CAA), a wholly owned roadside assistance and motor insurance agent based in Beijing.
- Following a period of net investment in the CAA operations, the business is now beginning to reap the benefits and stem the losses. During 1H07 there has been better utilisation of marketing activity towards large corporate accounts. With the strong momentum of new car sales in China, the road rescue market has significant potential. CAA achieved the following for 1H07 (relative to 1H06):
  - Total customers (both retail membership and corporate customers) increased to 220,000, a 132% increase;
  - Insurance premium collected as an agent increased by 38%; and
  - Implementation of a national network progressed. At the end of 1H07, CAA had cooperation arrangements with 158 national network partners, an increase of 41% during 2006.

4.3 International – Asian Reinsurance Operations

Asian Reinsurance	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	-	-	-	13
Gross earned premium	-	-	-	4
Reinsurance expense	-	-	-	2
Net premium revenue	-	-	-	6
Net claims expense	-	-	-	(7)
Commission expense	-	-	-	(1)
Underwriting expense	-	-	-	(7)
Underwriting profit	-	-	-	(9)
Investment income on technical reserves	-	-	-	0
Insurance profit	-	-	-	(9)
Insurance ratios				
Loss ratio				116.7%
Expense ratio				133.3%
Commission ratio				16.6%
Administration ratio				116.7%
Combined ratio				250.0%
Insurance margin (before tax)				-150.0%

4.3.1 Overview

- The results shown above reflect the business underwritten by IAG Re Labuan and Alba (Lloyd's syndicate 4455) and the related operating costs. As both businesses only commenced operations in July 2006, the costs include a considerable amount of set up costs and very little earned premium, so the expense ratio should reduce in 2H07 and subsequent periods.
- Standard & Poor's assigned IAG Re Labuan with a rating of 'A+' with a stable outlook on 17 January 2007. This rating is lower than the Group's Australian based rated wholly owned insurance due to Standard & Poor's Transfer and Convertibility assessment of Malaysia, which is currently 'A+', effectively constraining the rating.

4.3.2 Premiums

- Of the $13m of GWP reported, $12m was generated by Alba and $1m by IAG Re Labuan (from a contract with AmAssurance).
- Alba took time to build up its full complement of underwriters and is operating in a soft market. These factors have led to premium written being below expectations.
- IAG Re Labuan insured risks for the Group's Thai businesses in 1H07 and, from 1 January 2007, is reinsuring risks for IAG NZ and Equity Red Star in the UK, the Group's most recent acquisition.

4.3.3 Claims and expenses

- The administration expense ratio, as noted above, is expected to reduce as the business becomes more established.
- The business only had four reported losses during the period. Over half the claims expense of $7m relates to the establishment of risk margins on this portfolio.

4.4 International - Europe

European Operations	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	-	[illegible]	-	83
Gross earned premium	-	[illegible]	-	65
Reinsurance expense	-	[illegible]	-	(3)
Net premium revenue	-	[illegible]	-	62
Net claims expense	-	[illegible]	-	(55)
Commission expense	-	[illegible]	-	-
Underwriting expense	-	[illegible]	-	(9)
Underwriting profit	-	[illegible]	-	(2)
Investment income on technical reserves	-	[illegible]	-	3
Insurance profit	-	[illegible]	-	1
Profit from fee based business	-	[illegible]	-	1
Total Europe result	-	[illegible]	-	2
Insurance ratios				
Loss ratio				88.7%
Expense ratio				14.5%
Commission ratio				0.0%
Administration ratio				14.5%
Combined ratio				103.2%
Insurance margin (before tax)				1.6%

4.4.1 Overview

- The Group entered the European insurance market during 1H07, with two acquisitions announced during the period.
- The acquisition of the businesses of Hastings Direct Insurance Services (Hastings) and Advantage Insurance Company (Advantage) for £140m (approximately $350m) was announced on 29 September 2006 and the businesses have been consolidated with effect from 1 October 2006.
- The acquisition of the Equity Insurance Group (EIG) for £570m (approximately $1,397m) was announced on 4 December 2006. The acquisition was not completed until 8 January 2007 and, accordingly, the 1H07 results do not include any contribution from this business.
- Advantage tends to have higher claims expenses in the final quarter of the calendar year. The trends in its performance are as anticipated and the acquisition remains on track to be cash earnings per share accretive within 12 months of ownership.
- Combined, the two acquisitions mean the Group is now positioned as the UK's third largest personal lines broker (based on Insurance Times Top 50 Brokers – July 2006) and the fourth largest motor insurer (based on Financial Services Authority returns for 2005 earned premiums).

4.4.2 Hastings and Advantage business and operating environment

- Hastings is a personal lines broker in the UK that has been operating for 10 years and, particularly in the past two years, has built a very strong brand characterised by "Harry Hastings". It operates as an aggregator, providing over 0.9m customers with the best combination of price and coverage for their needs from a panel of over 25 insurers. Most of its business is conducted by telephone, with a growing proportion – now over 20% – being conducted on the internet. Over 90% of its business is motor insurance.
- Hastings operates in a very competitive market with many new brands and aggregators entering the market. It is withstanding this and recent statistics show it is now the fourth largest broker in the UK market (it was fifth in the previous edition). It has continued to deliver strong growth throughout 2006, broking £202m (approximately $505m) of premiums and over 1.5m policies in calendar 2006, an increase of over 16% in premiums compared with the prior year.
- Advantage is a Gibraltar based and licensed underwriter which has had common ownership with Hastings for about four years. It only writes motor vehicle, including motorcycle, insurance at present and sources most of its premium from Hastings by being on its panel of underwriters. It has started to grow third party sourced business by participating in other broker panels. Its GWP for calendar 2006 was £113m (approximately $282m), an increase of 61% on the prior year. $83m of this is reflected in the results shown above. A portion of this growth is due to assuming an increasing share of the Hastings broked business following the cessation of an agency arrangement which had been in place in prior periods.
- The motor insurance market in the UK has been undergoing a soft cycle driven by increased competition. Since mid-2006, market commentary forecast that premium rates would begin turning by the end of the year. This has now occurred. The benchmark index for motor insurance pricing is the AA British Insurance Premium Index and it reported a 5.7% increase in quoted motor comprehensive premiums for the year to December 2006 (including a 4.35% rise in the last quarter).
- The recent experience of Hastings and Advantage is that rate rises are not having much effect on retention, supporting industry commentary that the pricing cycle has turned and rate rises are continuing to be observed.

AA British Insurance Premium Index
Market average trends since 1994


Comprehensive
Non-Comprehensive

4.4.3 Claims

- The AA British Insurance Premium Index report for December 2006 also reported that motor claims inflation is running at about 6% per annum, driven by increases in both property damage and bodily injury claims.
- The reported loss ratio of 88.7% includes adjustments to bring the reserving methodology fully into line with the Group's practices. While premiums have been soft and claims inflation is occurring, the underlying loss ratio is closer to 80% over a year – the December quarter is usually seasonally poorer.

4.4.4 Expenses

- The commission ratio for Advantage is currently showing as nil as most of the commission paid is to Hastings and this eliminates on consolidation.
- The expense ratio includes approximately 3% for industry levies.

4.4.5 Equity Insurance Group (EIG)

- Equity Insurance Group is, similar to Hastings and Advantage, comprised of both a broking and an underwriting business. The underwriter is Equity Red Star (Lloyd's syndicate 218) and the broking business is Equity Insurance Brokers.
- Equity Red Star's GWP for calendar 2006 was estimated at £534m (approximately $1,335m). The Group owns approximately 64% of the capacity in the syndicate, so the EIG share was expected to be £342m (approximately $854m). About 85% of the premium is motor insurance. About 20% is sourced from Equity Insurance Brokers with the balance coming from other brokers and affinity partners. It is the fifth largest motor insurer in the UK and the largest underwriter of motorcycle insurance.
- Equity Insurance Brokers had estimated broked premiums of £140m (approximately $350m) for calendar 2006. Commission income on this premium accounts for approximately 60% of its gross income with the balance generated by fees from sources such as legal referrals, premium financing and the MTA.
- As noted above, the acquisition was not completed until 8 January 2007 so there are no results for EIG included in this report. Completion accounts will be finalised during 2H07. However, management accounts as at 31 December 2006 indicate that business performance and financial position have met expectations.
- A key part of EIG's strategy is to continue to expand its distribution base by buying regional brokers – and then growing the proportion of business broked by the branches which is underwritten by Equity Red Star. In accordance with this strategy, in late January 2007, the Group acquired a broking business ~~called~~ Open + Direct Insurance Services for approximately $63m. It writes about $115m of premium (over 70% motor) in Northern Ireland. Combined with EIG's existing distribution in that region, the Group is now the largest motor broker in Northern Ireland.

5. Investments

5.1 Investment Portfolios

- The Group manages most of its investments centrally from Australia, using external managers and advisers as required. The investment portfolios of the Thai and European businesses are currently managed in their respective countries. At present the mandates in Thailand and Europe are wholly cash and fixed interest. The most significant of these is Advantage's $224m.
- The Group is in the process of increasing the alignment of the investment approach in these operations with that of the Australian and New Zealand businesses, subject to local regulatory requirements.
- The balance of this section refers only to Australia and New Zealand, unless stated otherwise.

5.2 Strategy with Investment Portfolios

- The Group's investment strategy is to invest:
  - Funds supporting its technical reserves in a conservative asset mix of cash, high quality fixed interest securities and synthetic fixed interest investments (overlays/alpha transfer strategies);
  - Its core shareholders' funds portfolio in a combination of high quality fixed interest securities and a diversified range of higher growth assets, including equities and hedge funds; and
  - Its surplus capital (i.e. investable shareholders' funds above the level required to maintain the group's benchmark solvency) in enhanced cash (the mandate allows a maximum of 20% in growth assets) in recognition of the Group's intention to utilise these funds in a combination of returns to shareholders and investing in shareholder accretive opportunities in accordance with the Group's strategy.
- Within the broad parameters of this investment strategy, the Group has continued to focus on reducing the volatility of the investment portfolio by increasing the diversification across both asset classes and the managers responsible for managing the funds.
- During 1H07, the Group's strategic asset allocation and investment strategy were reviewed in light of the expansion of the Group's business outside Australia and New Zealand and in recognition of increasing charges for equity holdings mooted by Standard & Poor's in recent pronouncements. As a result, cash and fixed interest securities were increased to around 50% of invested shareholder funds with a consequent reduction in the allocation to both Australian and international equity markets.
- The active management of the Group's investment portfolios is rigorously controlled within both the parameters of the investment strategy and acceptable risk tolerance ranges set by the Group's Board and overseen by the Group's Asset Liability Committee and the IAG Board's Risk Management & Compliance Committee.
- As at 31 December 2006, the investment assets of the insurance operations in the United Kingdom and Thailand were still in the process of being segregated into portfolios supporting technical reserves and shareholders' funds. At 31 December 2006, the total funds under management for the Group as a whole were $14.8bn.

5.3 Key changes in the portfolios during 1H07

- Implementing the change in asset allocation for shareholders' funds investments resulted in an increase in cash and fixed interest securities to around 50% of Australian managed invested shareholder funds and a consequent reduction in the allocations to Australian equities (including listed property) and international equities to 31% and 8%, respectively.

- Following a decision by IAG Asset Management to concentrate solely on its "research fund" style of managing Australian equities, two additional external Australian equities managers were appointed and the allocation between managers was reconfigured.
- Three additional Australian equity market neutral managers were funded during 1H07. A total of $288m was invested in this alpha transfer strategy as at 31 December 2006. This strategy is now at its full allocation.
- As at 31 December 2006, four external managers were responsible for managing approximately 65% of the Group's Australian equities holdings, with the balance being managed internally. All of the Group's dedicated listed property and international equities portfolios are managed externally (the listed property portfolio management was out-sourced during 1H07).
- As at 31 December 2006, the total investment in the Group's hedge funds programme was $102m, covering a range of diversified global macro and long/short managers.

5.4 Investment Performance

- The following table sets out the investment returns achieved on the Group's portfolios broken down by asset class for Australia and New Zealand:

Asset Class	See Note	Actual return Half-year ended Jun 05 %*	B'mark return Half-year ended Jun 05 %*	Actual return Half-year ended Dec 05 %*	B'mark return Half-year ended Dec 05 %*	Actual return Half-year ended Jun 06 %*	B'mark return Half-year ended Jun 06 %*	Actual return Half-year ended Dec 06 %*	B'mark return Half-year ended Dec 06 %*
Australian equities	a	10.4	8.6	16	14.4	13.1	9.1	11.2	12.9
Listed property trusts	b	1.3	1.4	11.5	11	6.6	6.4	26.1	26.0
International equities	c	3.3	2.5	16.7	14.6	5.6	4.6	5.7	6.6
Fixed interest (Aust & NZ)	d	3.1	2.9	2.6	2.6	0.5	0.4	2.9	2.9
International fixed interest	e	n/a	n/a	n/a	n/a	2.6	3.1	2.8	3.1
Market neutral	f	n/a	n/a	n/a	n/a	-1.2	1.9	0.9	3.1
Hedge funds	g	2.7	2.0	4.3	2.9	2.5	2.8	1.3	3.1
Cash	h	2.8	2.8	2.9	2.9	2.9	2.8	3.1	3.1
Surplus capital portfolio	g	3.7	2.8	2.7	[illegible]	2.8	2.8	3.8	3.1
Total weighted average		5.0	4.4	6.4	[illegible]	3.8	2.8	4.8	5.2
Offsetting derivative component of overlay	i	-0.5	-0.6	-1.0	-1.0	-1.0	-0.8	-1.1	-1.0
Total (including overlay)		**4.5**	**3.8**	**5.4**	**4.9**	**2.8**	**2.0**	**3.7**	**4.2**

** These returns are before fees.*

Notes:

a. *The benchmark is a combination of the S&P/ASX200 Accumulation Index (ex-IAG and ex-LPTs) and the S&P/ASX300 Accumulation Index (ex-IAG ex LPTs).*

b. *The benchmark is the S&P/ASX200 Property Accumulation Index.*

c. *The benchmark is the MSCI World Index (ex-Australia) net dividends reinvested, in Australian dollars.*

d. *Tailored benchmarks based on the liability profile of each of the Group's insurance portfolios, discounted to the Australian or New Zealand government yield curves, are used.*

e. *The allocation to the international fixed interest managers was completed in February 2006. The benchmark is the UBS Bank Bill index (Aust).*

f. *The initial allocation to market neutral long/short managers was made in 2H06. The benchmark is the UBS Bank Bill index (Aust). The actual return has been reduced by implementation costs.*

g. *The benchmark is the cash benchmark, the UBS Bank Bill Index (Aust).*

h. *The benchmark is a combination of UBS Bank Bill index (Aust) and UBS Bank Bill index (NZ) in Australian dollars.*

i. *The performance has been measured as contribution to total fund. It represents only the derivatives component of the overlay and has been more than offset by the total return achieved on the physical assets component of the overlay.*

- The Group's portfolios underperformed the return on the benchmark by 42 basis points for 1H07. In total, this has detracted approximately $40m to the Group's pre-tax result for 1H07, compared with benchmark returns. This is the first half-year period to show under-performance after seven consecutive half-years of out-performance.

- A summary of the investment income and the investment returns generated on the technical reserves and shareholders' funds portfolios are set out below. For simplicity, the dollar returns from the Thai and European business are included as they are immaterial. However, the percentage returns are only for Australia and New Zealand. The percentage returns are gross of expenses and are stated on an annualised basis (simply doubling the six monthly return).
- Investment income is recorded based on average exchange rates. Yields are stated using daily closing rates, in accordance with industry standards. For foreign investments this can create some disparity between reported income and stated yields.

Portfolio income (pre-tax) and incl. Derivatives	Half-year ended Jun 05		Half-year ended Dec 05		Half-year ended Jun 06		Half-year ended Dec 06	
	A$m	Return* (%)	A$m	Return* (%)	A$m	Return* (%)	A$m	Return* (%)
Technical reserves	253	6.8%	195	5.6%	115	1.8%	176	5.2%
Shareholders' funds	170	14.6%	345	23.2%	194	15.0%	166	13.6%
Total investment income	**423**	**9.0%**	**540**	**10.8%**	**309**	**5.6%**	**342**	**7.5%**

** These half-yearly returns have been annualised.*

- The technical reserves portfolios remain predominantly exposed to the Australian and New Zealand fixed interest sectors in line with tailored benchmarks that reflect the underlying currency and expected duration of the liabilities of the various insurance portfolios within the Group.
- The contribution from the whole Group's technical reserve assets to the insurance result was $176m for 1H07. The total return achieved on the assets in 1H07 was 2.6%, 14 basis points behind the benchmark return for the period. The return includes approximately $37m of capital losses in 1H07 compared with $13m and $87m of capital losses in 1H06 and 2H06 respectively.
- The return on the Group's technical reserves portfolios includes the return from the three alpha transfer strategies: the Australian equities and listed property overlay, the international fixed interest overlay and the market neutral long/short strategy. The active management of these assets, after allowing for the fixed interest return foregone and associated costs, detracted $12m from the net pre-tax return in 1H07 following gains in each of the previous five half-year periods.
- The Group's shareholders' funds are invested across a range of diversified asset classes and managers. Australian fixed interest and cash represented 50% of the shareholders' fund assets as at 31 December 2006. Australian equities represented the next largest component, followed by international equities. The total pre-tax return from shareholders' funds was $166m for 1H07.
- The gross return on the Group's Australian equities portfolios was 11.2% for 1H07. The gross return on the Group's International equities portfolios in Australian dollar terms (the portfolio is unhedged) was 5.7% for the same period. These yields are net of transaction fees but before deducting management fees and expenses.

5.4 Asset Class Exposure

- This table represents the Group's effective exposure (ie after allowance for derivatives) to each asset class, as at the dates shown.

Asset class Exposure as at	Technical Reserves Jun-05 %	Shareholders' Funds Jun-05 %	Technical Reserves Dec-05 %	Shareholders' Funds Dec-05 %	Technical Reserves Jun-06 %	Shareholders' Funds Jun-06 %	Technical Reserves Dec-06 %	Shareholders' Funds Dec-06 %
Australian equities	-	52.9	-	43.1	-	47.8	-	27.9
Listed property trusts	-	2.7	-	2.9	-	3.1	-	3.0
International equities	-	16.9	-	18.1	-	18.3	-	9.6
Fixed interest (Aust & NZ)	99.3	5.0	99.3	7.6	99.3	9.6	99.2	42.7
Cash	0.7	1.7	0.7	1.8	0.7	1.7	0.8	7.2
Surplus capital[2]	-	16.7	-	18.8	-	10.6	-	5.2
Hedge funds	-	4.1	[illegible]	7.7	-	8.9	-	4.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Notes:

1. Includes private equity.

2. The surplus capital portfolio is predominantly invested in cash and fixed interest.

5.5 Group Assets Under Management

Assets under management as at	31-Dec-05 A$bn	30-Jun-06 A$bn	31-Dec-06 A$bn
Technical reserves[1]	[illegible]	7.0	7.2
Minority interest – Unitholders' funds[2]	0.3	0.3	0.3
Shareholders' funds	2.8	2.5	2.4
Investment in joint ventures & associates	[illegible]	0.1	0.1
Other[3]	0.8	0.8	2.0
Total investments – on balance sheet[4]	**10.8**	**10.7**	**12.0**
Reset Exchangeable Security (RES) funds	0.6	0.6	0.6
Other funds managed on behalf of third parties[2]	1.7	1.9	2.2
Total assets under management	**13.1**	**13.2**	**14.8**

Notes:

1. *The technical reserves balance is stated net of GST on premium debtors and outstanding claims.*
2. *These two items in aggregate represent the total funds managed on behalf of external clients. The unitholders' funds shown as a minority interest are those invested in trusts which are controlled entities of the Group. There is a matching liability in the Group's balance sheet.*
3. *The balance classified as 'Other' represents items that are not under investment management, which include cash in corporate treasury and investments in related entities.*
4. *The prior period balances have been adjusted to exclude the investment in properties occupied by the business, as these are classified as fixed assets under AIFRS.*

- The increase of $1.1bn in the 'other' category is entirely attributable to the funds raised in December 2006 to fund the acquisition of Equity Insurance Group that was settled on 8 January 2007.

5.5.1 *Credit quality of assets under management*

- The following charts show the credit quality of the fixed interest and cash deposits managed for the Australian and New Zealand businesses.

Cash & fixed interest (Aust & NZ) credit quality as at 31 December 2006


Cash & Deposits
(Rated 'AAAm')
10%
Fixed interest
(Rated 'A')
3%
Fixed interest
(Rated 'AA')
11%
Govt. Securities
(Rated 'AAA')
50%
Fixed interest
(Rated 'AAA')
26%

International fixed interest credit quality as at 31 December 2006


Fixed interest
(Rated 'A')
8%
Fixed interest
(Rated 'AA')
20%
Govt. Securities
(Rated 'AAA')
44%
Fixed interest
(Rated 'AAA')
28%

6. Corporate

Corporate	Half year ended Jun 05 A$m	Half year ended Dec 05 A$m	Half year ended Jun 06 A$m	Half year ended Dec 06 A$m
Head office	20	18	17	20
Amortisation	7	6	2	7
Interest	27	45	41	50
Total corporate expenses	**54**	**69**	**60**	**77**

- Head office expenses have increased by $3m from 2H06 to $20m. This increase largely reflects costs incurred in pursuing international expansion opportunities.
- The amortisation expense of $7m for 1H07 relates to identifiable intangible assets recognised upon the acquisition of Hastings and Advantage. The balance as at 31 December 2006 was $161m. They will be amortised over varying periods (maximum 9 years) on a reducing basis, with over 60% amortised by June 2010.
- Following the adoption of AIFRS from 1 July 2005, goodwill is subject to review at each reporting date with any impairment recognised in the income statement. For 1H07 no impairment losses were brought to account.
- The 1H07 interest expense increased by $9m from 2H06 to $50m. This increase represents the interest paid on debt raised during the period for the acquisition of the Hastings and Advantage businesses. The short-term facility originally used was refinanced with long-term subordinated debt in December 2006.

7. Balance Sheet, Capital and Dividends

7.1 Balance Sheet

IAG Group Balance Sheet As at	31-Dec-05 A$m	30-Jun-06 A$m	31-Dec-06 A$m
Assets			
Investments	10,803	10,647	11,843
Investment in joint ventures & associates	7	74	76
Premium receivables	1,592	1,652	1,600
Reinsurance recoveries on claims	645	598	533
Other recoveries on claims	354	310	422
Deferred acquisition costs	601	591	589
Deferred reinsurance expense	143	221	286
Goodwill and other intangibles	1,538	1,543	1,920
Other assets	1,211	1,336	1,492
Total assets	**16,894**	**16,972**	**18,761**
Liabilities			
Outstanding claims	6,876	6,916	7,043
Unearned premium	3,487	3,503	3,631
Interest bearing liabilities	1,295	1,296	1,970
Other liabilities	1,467	1,586	1,600
Total liabilities	**13,125**	**13,301**	**14,244**
Net assets	**3,769**	**3,671**	**4,517**
Equity			
Equity attributable to holders of ordinary shares	3,597	3,491	4,344
Minority interests	172	180	173
Total equity	**3,769**	**3,671**	**4,517**

- The acquisition of Hastings and Advantage increased assets and liabilities – a summary of the assets and liabilities acquired is set out in the Group's statutory financial statements. The appreciation of the New Zealand dollar by 9% when measured at 31 December 2006 compared to 30 June 2006 has also added to the growth in assets and liabilities.
- The increase in investments is essentially due to:
  - Funds raised for the acquisition of Equity Insurance Group prior to balance date. Net of costs and funds raised and paid out to refinance the Hastings acquisition, these amounted to $1bn at 31 December 2006. The acquisition was subsequently settled on 8 January 2007; and
  - Net funds generated from operations, less
  - The payment of the 2006 final dividend of $255m in October 2006.
- The increase in deferred reinsurance expense is due to the recognition of a catastrophe reinsurance cover purchased for the 2007 calendar year in 1H07. The expiring cover was not recognised until 2H06. There are offsetting changes in creditors.
- The increase in goodwill and other intangibles is due to:
  - Goodwill and intangibles of $347m generated from the acquisition of Hastings, Advantage and Alba businesses during the current period;
  - An increase in the capitalised software costs by $9m net of amortisation; and
  - The appreciation of the NZ dollar closing value at 31 December 2006 versus 30 June 2006 and its impact on the goodwill / intangibles denominated in NZD.

- The "other assets" category represents the aggregate of trade debtors, prepayments, deferred tax assets and property, plant & equipment. The increases are mainly due to the significant increase in GST recoverable on outstanding claims liability (by approx $100m) and the inclusion of the assets of Hastings and Advantage.
- The increase in interest bearing liabilities is largely due to the issue of $625m (£250m) in dated subordinated term notes for the acquisitions of the Hastings/Advantage group during 1H07 and Equity Insurance Group in January 2007. The carrying value is $615m net of discount; and
- The "other liabilities" category represents the aggregate of reinsurance and other payables, current and deferred tax liabilities, employee provisions, unitholders' funds held by minority interests in IAG controlled trusts and unexpired risk provisions. The increase is mainly attributable to:
  - Reinsurance premium payable (at 30 June 2006 the Group had prepaid reinsurance premium); and
  - An increase in current tax provisions.

  These increases were offset to some extent by the decrease in employee provisions as a result of annual bonus payments in September 2006 and an increase in the defined benefit superannuation surplus by $22m in 1H07. The surplus is included in employee provisions.

7.2 Capital management

7.2.1 Capital adequacy

- The Group's view on its appropriate level of capital continues to be set based on a number of parameters including risk of absolute insolvency, regulatory insolvency and rating agency requirements (the Group currently targets a 'AA' category rating for the Group as a whole).
- The amount of capital required to fit within these parameters varies according to business mix and asset mix and is estimated using dynamic financial analysis modelling. For ease of communication, internally and externally, the Group has translated the outcome into a multiple of a minimum capital requirement (MCR) set by applying the APRA methodology for measuring Australian licensed insurer capital as if the rules applied to the whole Group. On this basis, the Group has been using a benchmark MCR multiple of 1.55x for the past two years.
- Internal policies are in place to ensure significant forecast or actual deviations from this benchmark will result in the Group's Board considering how any shortfall should be made good or any surplus utilised.
- The growing diversification of the Group means that, prima facie, the amount of capital required per dollar of insurance exposure should reduce to recognise the increased diversification/reduced concentration exposure. However, there are a number of complicating factors in assessing the extent to which the benchmark should be altered or remain appropriate for the Group as a whole. These include:
  - The growing importance of the Group's stream of fee-based income following the acquisition of the Hastings Direct and Equity Insurance Brokers businesses;
  - Standard & Poor's rating process, which includes a risk-based capital adequacy model that is currently in the process of being updated. The rating process also includes many qualitative factors in arriving at a company's credit rating. This makes a purely quantitative approach insufficient;
  - The Group's involvement in Lloyd's syndicates which use the Lloyd's rating and, having paid the appropriate Lloyd's levies, have access to the Lloyd's insolvency protections, including the Lloyd's central funds; and
  - The Group now operates in countries that have sovereign ratings of less than the 'AA' category sought for the Group as a whole. Consequently, 'AA' ratings are not usually available for entities operating in those countries.

- At the current time, the Standard & Poor's (S&P) requirements to maintain the Group's 'AA' category rating are the over-riding parameter. Based on the balance sheet structure at 31 December 2006, adjusted on a pro-forma basis to incorporate the receipt of the funds under the share purchase plan and settlement of the Equity Insurance Group acquisition, the capital required will be in the order of 10 –15% over the 1.55x MCR benchmark. However, the Group is working with S&P to agree a more acceptable range based on MCR multiples.
- The Group was recently notified that its inaugural Enterprise Risk Management (ERM) assessment from S&P is 'Excellent'. This is the highest assessment available under S&P's ERM classification system.

7.2.2 *Capital adequacy/MCR position*

- As at 31 December 2006, the Group's MCR decreased marginally:

As at	31-Dec-05	30-Jun-06	31-Dec-06
	A$m	A$m	A$m
Insurance risk	1,073	1,085	1,121
Concentration risk	200	200	200
Investment risk	520	549	511
	1,793	1,834	1,832

- The increase in the insurance risk charge, based on the growth of the business, was offset by decreased investment risk charges. The change in asset allocation to reduce exposure to equities more than offset the higher level of invested assets.
- The Group's coverage of its MCR requirement is set out below for both the full consolidated group and the Insurance Australia Limited sub-group which incorporates all the Australian insurance operations.

Coverage of regulatory capital requirements	IAG Consolidated			Insurance Australia Ltd Sub-Group		
A$m	31-Dec-05	30-Jun-06	31-Dec-06	31-Dec-06	30-Jun-06	31-Dec-06
Tier 1 capital						
Paid-up ordinary shares	3,263	3,263	4,000	1,286	1,286	1,286
Treasury shares	-	(40)	(40)	-	-	-
Hybrid equity	546	547	548	-	-	-
Reserves	-	(6)	11	-	(10)	(3)
Retained earnings	375	274	373	2,575	1,991	2,325
Excess technical provisions (net of tax)	465	421	456	458	377	409
Less: deductions [1]	(1,619)	(1,728)	(2,177)	(1,271)	(1,307)	(1,350)
	3,030	**2,731**	**3,171**	**3,048**	**2,337**	**2,667**
Tier 2 capital						
Subordinated debt	628	624	1,215	628	624	604
Capital base	**3,658**	**3,355**	**4,386**	**3,676**	**2,961**	**3,271**
Minimum capital requirements (MCR):						
Australian general insurance businesses	1,570	1,574	1,536	1,673	1,566	1,539
International insurance businesses MCR [2]	223	260	296	-	-	-
	1,793	**1,834**	**1,832**	**1,673**	**1,566**	**1,539**
MCR multiple	**2.04x**	**1.83x**	**2.39x**	**2.34x**	**1.89x**	**2.12x**

Notes:

1. *Includes goodwill and intangibles, net deferred tax assets, capitalised software and surplus assets in defined benefit superannuation funds.*
2. *The MCR and capital base for the international insurance businesses are calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance operations and the underwriters in New Zealand, UK and Thailand.*

- The Group's regulatory capital base, as defined by APRA, has increased from $3,355m to $4,386m during 1H07 due to:
  - Earnings after tax for the period (net of final dividend paid in October 2006);
  - The new capital raised in the month December 2006 by way of $750m share placement ($737m net of costs) and the $625m issue of subordinated notes in UK

($615m net of discount). The notes are structured to qualify as lower Tier 2 regulatory capital under APRA's rules; and

- An increase in excess technical provisions margin of $35m. This was mainly due to the reduction in the APRA premium liability provision relative to the unearned premium balance in the NSW CTP portfolio; less
- Increases in goodwill and intangibles due to the acquisition of Hastings and Advantage and in net future income tax benefits due to realisation of profits on equity investments for which deferred income tax liabilities had been recognised.

- As the MCR has not changed substantially, the MCR multiple has expanded to 2.39x MCR. On a pro-forma basis, excluding the funds raised in December for the acquisition of Equity Insurance Group, the MCR multiple would have been 1.86x.

7.2.3 Capital mix

IAG Capital Mix


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11%
20%
19%
17%
16%
22%
20%
76%
68%
69%
71%
73%
69%
68%
FY02
FY03
FY04
FY05
FY06
1H07
Target
Ordinary equity
Hybrid capital
Debt

The Group has had the same target capital mix since listing in 2000. It was set taking into account the credit rating agency views of appropriate gearing limits for a 'AA' rated entity at the time but, as noted previously, this is only one of a number of factors which need to be considered in setting the Group's capital requirements.

7.2.4 *Total capitalisation and debt*

Total Capitalisation **As at**	**31-Dec-05** **A$m**	**30-Jun-06** **A$m**	**31-Dec-06** **A$m**
Interest-bearing liabilities			
Senior	46	41	63
Subordinated	628	624	1,247
Reset preference shares	550	550	550
Receivables financing debt (GBP)	-	-	20
Less: Capitalised transaction costs	(18)	(14)	(14)
Cross currency swap payable[1]	89	95	104
Total interest-bearing liabilities	**1,295**	**1,296**	**1,970**
Shareholders' equity			
Equity attributable to holders of ordinary shares	3,263	3,263	4,000
Treasury shares	(45)	(40)	(39)
Retained profits	375	274	372
Foreign currency translation reserve	(3)	(15)	(10)
Share based remuneration reserve	16	19	24
Hedging reserves	(9)	(10)	(3)
Total shareholders' equity (excl minority interests)	**3,597**	**3,491**	**4,344**
Total capitalisation	**4,892**	**4,787**	**6,314**
Interest coverage & debt ratios **Half-year ended**	**31-Dec-05**	**30-Jun-06**	**31-Dec-06**
Earnings before interest and tax (EBIT)	778	543	578
Earnings before interest, tax, depreciation and amortisation (EBITDA)	806	576	610
Market capitalisation:			
- Ordinary shares (30 Jun 06: $5.35, 31 December 06: $6.35)	8,644	8,499	10,994
Total debt/(Total debt+shareholders equity excluding minority interests)	26.5%	27.1%	31.2%
Total debt/(Total debt+total market capitalisation)	13.0%	13.2%	15.2%
EBIT interest cover (times)[2]	17.3x	13.2x	11.6x
EBITDA interest cover (times)[2]	17.9x	14.0x	12.2x

Notes:

1. *Cross currency swaps are used to hedge the currency exposure from the US$240m denominated subordinated debt issue. The cross currency swaps are revalued to take into account movements in the US$/A$ exchange rate and market interest rates and are reported as part of interest paying liabilities.*
2. *Interest cover excludes interest payable on RES, which is offset by interest income.*

Maturity profile of Group debt and reset preference shares	Currency principal amount $m	A$ equivalent principal amount $m	Yield (net of interest rate and cross currency swaps)	Call Date, Reset Date or Maturity Date[1]	S&P rating
Long-term debt[1]:					
A$50m subordinated floating rate notes	A$50	50	5.78%	Nov-07	'AA-'
A$250m subordinated fixed rate notes	A$249	249	6.41%	Nov-07	'AA-'
NZ$50m senior fixed rate notes	NZ$50	44	7.36%	Aug-08	'AA'
£15m receivables financing facility[2]	£8	20	6.25%	Nov-08	Not rated
US$240m subordinated fixed rate notes[3]	US$240	401	6.93%	Apr-10	'AA-'
€12m senior floating rate notes[2]	€ 12	19	7.85%	Sep-10	Not rated
€12m subordinated floating rate notes[2]	€ 12	19	7.32%	Dec-10	Not rated
US$7.5m subordinated floating rate notes[2]	US$8	10	9.34%	Dec-10	Not rated
£250m subordinated fixed rate notes	£248	615	5.66%	Dec-16	'A'
Total debt		**1,427**			
Reset preference shares[4]					
IAGPA	A$350	350	5.80%	Jun-07	'A-'
IAGPB	A$200	200	4.51%	Jun-08	'A-'
Total reset preference shares		**550**			
Reset Exchangeable Securities (IANG)[5]	A$550	550	5.32%	Mar-10	'A-'

Notes:

1. *All long term debt (other than debt acquired as part of the acquisition of Hastings and Advantage) has been issued as either a fixed rate, or hedged to a fixed rate, with interest rate swaps. The yields shown are pre-tax.*
2. *Borrowings acquired as part of the acquisition of Hastings and Advantage.*
3. *The A$ equivalent of the A$ proceeds received by the Group, net of related cross currency swaps and excluding transaction costs.*
4. *The dividend yields shown on the reset preference shares are the cash yields, excluding the value to investors of the attached franking credits. The principal amount excludes capitalised transaction costs.*
5. *The reset exchangeable securities pay a floating rate quarterly interest payment. The interest yield shown is the cash yield for the current interest period, excluding the value to investors of the attached franking credits.*

- In December 2006 the Group issued £250m ($615m net of discount) of 20 non-call 10 subordinated notes in the UK as part of the long-term funding of the Hastings, Advantage and Equity Insurance Group acquisitions. The notes are rated 'A' by Standard & Poor's and have a fixed coupon of 5.625% per annum fixed to 21 December 2016.

7.2.5 *Reset Preference Shares*

- The first tranche of the Group's reset preference shares have a reset date in June 2007. The Group intends to retain this capital in a form that meets Tier 1 capital requirements and is currently assessing its options to do this in accordance with the terms of issue.

7.2.6 *Reset Exchangeable Securities (RES)*

- The Group continues to have available $550m of contingent capital which is not recognised on its balance sheet. This contingent capital is in the form of debt issued by a subsidiary that is matched by a portfolio of high grade interest bearing securities. The contractual set-off rights between the liability for the notes and the assets held to support them mean the two balances are offset for financial reporting purposes. The terms of the issued debt notes mean that the Group can direct the conversion of this debt to qualifying regulatory capital in Australia at very short notice. The debt securities, known as reset exchangeable securities, are listed on ASX (as IANG). If the securities had been converted as at 31 December 2006, the MCR multiple would have increased by 0.3x.

			Pro-forma adjustments	
A$m	Group	RES on issue[1]	Exchange[2,3]	Pro-forma
Tier 1 Capital	3,171	-	550	3,721
Tier 2 Capital	1,215	-	-	1,215
Regulatory capital base	4,386	-	550	4,936
Minimum capital requirement (MCR)[4]	1,832	-	-	1,832
MCR Multiple	2.39x	-		2.69x

Notes:

1. *RES are not recognised in the Group's capital adequacy position as they are not eligible to be treated as regulatory capital until such time as they are converted into qualifying regulatory capital instruments.*
2. *These amounts reflect the composition of the Group's capital adequacy position as at 31 December 2006.*
3. *Assuming there has been no change in the Group's capital adequacy position at the time of exchange and all RES transaction costs have been amortised previously.*
4. *Assuming that the $550 million in investment assets have minimal investment charge and no material impact on the Group's MCR.*

7.2.7 *Reinsurance protections*

- The Group's catastrophe cover for all its non-UK operations was renewed effective 1 January 2007 and cover was purchased up to a limit of $3.5bn. In addition to the Australian and New Zealand businesses, the catastrophe programme also provides coverage for the majority of the IAG Group's international businesses where ownership was completed prior to 1 January 2007. This additional coverage is provided after expiration of those entities' own specific programmes.
- From 1 January 2007, the maximum retained catastrophe loss for a first event was maintained at $200m. This retention drops to $75m for a second event and $50m for a third event prior to 31 December 2007.
- The Group determines its reinsurance requirements on a modified whole of portfolio basis (where whole of portfolio is the sum of all non-correlated risk). The limit purchased reflects a 1 in 250 year return period on this basis and is significantly higher than APRA's single site minimum purchase of a 1 in 250 years return period.
- The counter-party credit profile of the catastrophe programme has improved. The expiring programme obtained cover for 75% of the limit from parties rated 'AA-' or better by S&P and the 2007 programme now stands at 82% on the same basis. A portion of the limit continues to be purchased on a "collateralised" basis, where reinsurers deposit funds equivalent to their participation in a trust fund. The property surplus cover secured for Australia and New Zealand at 1 July 2006 is also currently placed such that more than 90% is covered by 'AA-' or better rated companies.
- A separate Aggregate Cover was secured at 1 January 2007 to provide protection against infectious diseases primarily in respect of business interruption loss in property policies. The cover initially provides aggregate cover for losses up to $800m in excess of $200m and steps down in line with the run off of exposure in its original policies. The expiry of the cover on 30 September 2007 is timed to coincide with the anniversary of the Group commencing its policy of excluding pandemic risk from its commercial insurance policies. This is a positive purchase from a Group perspective allowing certainty of coverage and a removal of definitional issues which exist under catastrophe excess of loss covers.

- The Group's UK operations purchase separate reinsurance to protect their motor portfolios. Both entities carry a £1m deductible for this class of business. The Equity Red Star property reinsurance protections are placed with IAG Re Labuan (L) Berhad and reinsured to the third party market while Advantage's covers are placed directly with the external markets.
- The casualty protection was renewed at 30 June 2006. Unlimited cover was purchased on statutory classes and for other lines cover was placed up to the original underwriting limits for each class. Cover was also secured for potential accumulations within a class or between classes of business.
- The counter-party credit profile of the casualty programme improved from 72% of the limits placed with entities rated 'AA-' or better to the current level of 88% of limits placed with 'AA-' or better rated entities.

7.3 Return on equity



Return on Equity (annualised)
30%
25%
20%
15%
10%
5%
0%
20.0%
16.5%
26.4%
18.2%
17.9%
13.4%
19.5%
16.8%
2H05
1H06
2H06
1H07
ROE (Actual) attributable to holders of ordinary shares
ROE (Normalised) attributable to holders of ordinary shares

Note: Normalised calculation was based on two adjustments to actual NPAT to holders of ordinary shares:

1. *Shareholders' funds return adjusted to be equivalent to the daily average 10-year bond rate for the period, plus 4% pa for periods prior to 1H07. For 1H07 the same principle was applied, but adjusted to reflect the lower allocation to equities.*
2. *The 1H07 ROE is stated after excluding the equity of $737m raised in December 2006 from the denominator.*

- The ROE (normalised) for 1H07 of 16.8% remains above the Group's goal of consistently delivering ROE for ordinary shareholders of at least 1.5x WACC on a normalised basis. Currently this equates to about 15%.
- The increase in the ROE (normalised) relative to 2H06 reflects a stronger insurance margin in 1H07. In addition, the Group was carrying surplus capital in 2H06.
- The average ROE reported since listing in FY01 is 13.8% and 14.5% on a normalised basis.

7.4 Dividends

7.4.1 Dividends on ordinary shares


Dividends per share
Cents
50.0
40.0
30.0
20.0
10.0
0.0
10.0
6.0
4.0
10.5
6.0
4.5
11.5
7.0
4.5
22.0
14.0
8.0
26.5
14.5
12.0
42.0
12.5
29.5
16.0
13.5
13.5
FY01
FY02
FY03
FY04
FY05
FY06
1H07
Interim dividend
Final dividend
Special dividend

- The Group has declared an interim dividend of 13.5 cents per share, fully franked, which will be paid on 16 April 2007. This is in line with guidance provided.
- The Group's franking balance at 31 December 2006 was $566m. The interim dividend will absorb $101m of this. The remaining $465m provides the capacity to fully frank $1,085m of distributions.
- The Group's goals of delivering dividend growth and planning to pay annual dividends in the range of 50 - 70% of normalised earnings remain unchanged. Normalised earnings are determined by substituting actual investment earnings on shareholders' funds with long-term returns (on the same basis as return on equity – as explained in Section 7.3).
- However, as acknowledged during 2006, the time taken to complete offshore expansion combined with the anticipated softening in commercial insurance markets meant it was inappropriate to continue to grow dividends consistently until underlying earnings were growing at a similar pace. The Group expects to return to growing its dividends when the newly acquired businesses make meaningful contributions to the Group's results.
- The Group's philosophy on cash returns to shareholders remains that it should return surplus capital promptly to shareholders. With a vision of growing the Group at an average of 15% per annum measured over five year periods (a vision that has been delivered during the past 10 years), the Group will need capital to expand. However, it also recognises that many, if not most, of its shareholders are very interested in dividends, particularly given the Group's ability to continue to fully frank its dividends for the foreseeable future. To date this balance has been achieved by:
  - Paying annual dividends. If the FY07 full year dividends were to remain at the same level as last year, ie 29.5 cents per share, the compound annual growth rate in dividends per share would be 20% per annum since listing in FY01;
  - Returning surplus capital efficiently to shareholders in the form of buy-backs or special dividends; and
  - Raising capital when required to fund acquisitive growth.
- The Group has declared its intention to underwrite the April 2007 dividend as an efficient means of providing additional capital to fund potential bolt-on acquisitions.

7.5 Sensitivity analysis

7.5.1 Investment market sensitivities

Sensitivity on NPBT As at	Change in assumption	30-Jun-06 A$m	31-Dec-06 A$m
Investment sensitivities			
Equity market values:			
Australian equities	+1%	12.1	6.5
Listed property trusts	+1%	0.8	0.7
International equities (incl. private equity)	+1%	4.6	2.2
Hedge funds	+1%	2.3	1.0
Interest rates:			
Investment returns	-1% or 100 bp's change in interest rates	197.6	203.4
Outstanding claims	-1% Change in net discount rate	(166.2)	(159.6)

The Group's exposure to equity markets has reduced substantially following the changes in asset allocation implemented during 1H07. There has been a consequent increase in the exposure to interest rate movements.

7.5.2 Operational sensitivities

- This table shows the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods.

Sensitivity on NPBT	Change in assumption	30-Jun-06 A$m	31-Dec-06 A$m
Insurance sensitivities			
Loss ratio - Australia	-1%	52.1	51.9
Loss ratio - International	-1%	9.3	11.2
Underwriting expenses	-1%	11.9	12.4

Appendix A – Group purpose and strategy

Group purpose and strategy

- The Group's over-riding purpose is to create sustainable value for its owners – its shareholders. As a general insurer, the Group believes that this is best achieved by delivering well on the following four key tenets:
  - Understanding and pricing risk;
  - Paying claims;
  - Managing costs; and
  - Reducing risk in the community.
- Explanations of how the Group interprets these are set out in its annual report and on its website.
- To successfully deliver on its commitment to shareholders, the Group regards it as fundamental that it generate returns above its cost of capital sustainably and keep its cost of capital competitive by continuing to grow its business, organically and through acquisition, while maintaining strong risk disciplines.
- The strategic financial goals which support IAG's growth objectives remain to double the size of the business between 2006 and 2012 within the following parameters:
  - Deliver top quartile shareholder return;
  - Earn a return on equity of at least 1.5 times the Group's weighted average cost of capital on a normalised basis;
  - Continue to build an international platform, in Asia and other markets;
  - Maintain an 80:20 mix of short-tail : long-tail premiums; and
  - Maintain a 'AA' category rating for the Group.
- In measuring progress against these goals, a balanced scorecard approach is used with targets set and measured in four areas: Financial/shareholder; Customer; People (ie employees); and Community.
- This report focuses primarily on the financial/shareholder aspect of the balanced scorecard. More detail on the other aspects is provided in our annual sustainability report – released each November and accessible on the Group's website.

Appendix B - A snapshot of IAG

Australian Personal Insurance Operations

The Australian personal insurance business develops, underwrites and distributes personal insurance products, and manages claims and assessing services. It is the largest insurance underwriting and claims and assessing operation in Australia and represents approximately 61% of the business.

The personal insurance products are sold primarily under the NRMA Insurance brand in NSW, ACT, Queensland and Tasmania. SGIO is the primary brand in Western Australia, and SGIC in South Australia. In Victoria, the Group distributes home, motor and other insurance products through RACV. Products are distributed through the branches, call centres and representatives. In addition, the Group sells a range of personal insurance nationally under the Swann Insurance brand.

Personal insurance products distributed nationally by CGU are generally sold by intermediaries (insurance brokers and agents) and business partners (financial institutions and alliances).

Short-tail Insurance

Motor vehicle
Home and contents
Niche insurance, such as pleasure craft, veteran and classic car, caravan, and travel insurance.

Long-tail Insurance

Compulsory third party (motor injury liability).

Australian Commercial Insurance Operations

The Australian commercial insurance business develops, underwrites and distributes insurance products for businesses.

The commercial insurance products are sold primarily under the CGU Insurance brand through a network of more than 1,000 intermediaries (insurance brokers and agents).

The Group is a leading provider of workers' compensation services in Australia and operates in every State and Territory except South Australia where there is a private involvement. In NSW and Victoria we collect premiums and manage claims on behalf of each State Government. In Western Australia, Tasmania, ACT and the Northern Territory, the Group underwrites policies and manages claims. Comprehensive risk management services are available to all employer customers.

Commercial insurance packages are also sold directly under the retail brands NRMA insurance, SGIO and SGIC. These are largely targeted at sole operators and smaller businesses.

Short-tail Insurance

Commercial property
Commercial motor and fleet motor
Construction and engineering
Farm, crop and livestock
Marine

Long-tail Insurance

Public and products liability
Professional indemnity
Directors' and officers'
Home warranty
Workers' compensation

International

NEW ZEALAND

The New Zealand business is the leading insurance provider in the country in the direct channel and a leading insurer in the intermediated channel.

The Group holds approximately 36% of the New Zealand market, and is strongly positioned in all geographic markets.

The Group provides insurance products directly to customers under our State brand and through insurance brokers and agents under our NZI brand. The personal lines and simplified commercial products are also distributed through agents and under the third party brands by the corporate partners, who include large financial institutions.

Short-tail Insurance

Motor vehicle
Home and contents
Commercial property, motor and fleet motor
Construction and engineering
Niche insurance, such as pleasure craft, boat, caravan, and travel.
Rural and horticultural
Marine

Long-tail Insurance

Surgical
Personal liability
Income protection
Commercial liability

EUROPE

IAG now owns two general insurance operations in Europe which, combined, underwrite approximately 5% of the United Kingdom motor insurance market. Hastings Direct (with a Gibraltar based underwriter, Advantage) was acquired in October 2006 and the Equity Insurance Group acquisition was completed in January 2007. In addition to distributing under their brands, they also underwrite affinity business and broke other insurers' business.

ASIAN INTERESTS

IAG has interests in four businesses in Asia –a controlling economic interest in IAG Insurance Thailand (from July 2005); a 30% share of AmAssurance Berhad (from March 2006); a controlling interest of 96.1% in Thailand's Safety Insurance following a public tender for shares completed in March 2006; and 100% ownership of the Beijing Continental Automobile Association (CAA) roadside assistance venture in China.

Our brands:

1. Not owned by IAG 2. Owned in joint ventures (approximately 50% held by IAG)

Appendix C - Share price trends & top 20 registered holdings

1. Performance of IAG ordinary shares relative to benchmark indices

Total Shareholder Returns - Since Listing


400 00
350 00
300.00
250.00
200 00
150 00
100 00
50 00
0 00
Returns using a base index of 100
S&P/ASX All Ordinaries Accumulation Index
S&P/ASX 100 Accumulation Index
IAG Share Price including Reinvestment of Dividends
IAG Share Price including Reinvestment of Dividends and Franking Credits
Notes
Dividends are assumed to be reinvested using the close price on ex date
Franking credits are determined by grossing up the value by the company tax rate (30%) and multiplying by the franking rate
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

2. Spread to Swap performance of Reset Preference Shares & Subordinated Debt & Reset Exchangeable Securities


Spread to swap (bps)
Gross security price
Jan-03
Aug-03
Oct-04
May-05
Dec-05
IAGPA
IAGPB
IANG
NRMA 6.35% A$ Nov-07
IAG 5.625% £ 2026nc2016
IAGPA GROSS PRICE (RH-axis)
IAGPB GROSS PRICE (RH-axis)
IANG GROSS PRICE (RH-axis)

The first issue of reset preference shares (IAGPA) listed on 5 June 2002. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.80% per annum.

The second issue of reset preference shares (IAGPB) listed on 23 June 2003. They are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.

The RES (IANG) listed on 12 January 2005. Interest is payable quarterly. The rate for the quarter to September 2006 5.0143% per annum, fully franked.

The performance of the IAGPA, IAGPB and IANG prices can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.

Appendix D - Key ASX releases

This schedule contains only a summary of the announcements made to the ASX since July 2006. It does not include announcements of changes in Directors' interests, nor the issue of shares upon exercise by employees of share rights. Reference should be made to a copy of the ASX announcements should further information be required. These are available on www.iag.com.au

31 January 2007

Scale back of share purchase plan

IAG announced that the share purchase plan had been over-subscribed and applications were scaled back on a pro-rata basis to 27% of the original applications. Shares were allotted on 31 January 2007 and refunds issued to applicants on 2 February 2007.

9 January 2007

Completion of the acquisition of Equity Insurance Group

IAG announced the acquisition of Equity Insurance Group was completed on 8 January 2007 following receipt of the necessary regulatory approvals. Mr Neil Utley, Equity CEO, joined IAG's executive team from 8 January 2007.

18 December 2006

Placement of £250m subordinated notes in the UK

IAG announced the successful placement of £250m subordinated notes to UK institutional investors as part of the funding of the acquisition of Equity Insurance Group and replacement of the short term debt which had funded the acquisition of the Hastings and Advantage operations. Standard & Poor's rated the notes as 'A' and have a 20 year final maturity, which are non-callable for the first ten years. The notes will pay a fixed rate of interest of 5.625% to 21 December 2016. The transaction settlement date was 21 December 2006.

15 December 2006

Share purchase plan details

IAG released details of the share purchase plan announced by IAG on 4 December 2006. The plan allowed eligible shareholders to purchase up to 909 IAG ordinary shares at an issue price of A$5.50 per share. A scale back was provided for in the event applications exceeded $125m. The plan was open from 2 – 19 January 2007. The allotment date for shares to be issued under the plan was 31 January 2007.

6 December 2006

Completion of placement of ordinary shares

IAG announced the completion of a $750m placement (upsized from $600m due to the level of demand) of 136.4 m IAG ordinary shares via an institutional book-build, with the shares being priced at $5.50 each and ranking equally with existing IAG shares. The settlement for the new shares was 11 of December 2006.

4 December 2006	**IAG acquires Equity Insurance Group**

IAG announced the acquisition of Equity Insurance Group, the UK's fifth largest motor underwriter, for £570m (A$1,397m). IAG also announced an underwritten equity placement of A$600 million to fund the acquisition with the balance of funds being financed by a share purchase plan, internal funds and proposed issue of subordinated debt.

Consequent on the acquisition, IAG upgraded its GWP growth expectations to 12 – 14% for the financial year to 30 June 2007.

At the request of the company, IAG's shares were put in trading halt on 4 and 5 December 2006 to allow the institutional placement by means of a book-build to take place.

1 December 2006	**IAG adjustment to equity market exposure**

IAG advised that it had adjusted its strategic asset allocation and investment strategy resulting in an increase in cash and fixed interest securities to approximately 55% of invested shareholders' funds.

15 November 2006	**IAG Annual General Meeting and 2006 Sustainability Report**

IAG announced that the Group was on target to achieve GWP growth of 8-10% and a normalised ROE above 15% for the full financial year. Based on the Group's performance during the first quarter guidance was given that IAG would achieve the higher end of its original GWP growth guidance boosted by acquisitions in Asia and UK.

IAG released its 2006 Sustainability Report at the AGM, which detailed the Group's performance against a range of indicators and IAG's intention to become carbon neutral within the next five years.

Annual General Meeting Poll Results

It was confirmed that Mr Neil Hamilton and Mr James Strong where re-elected as directors of IAG.

The motion to adopt a Company's Remuneration Report for the financial year ended 30 June 2006 was passed.

29 September 2006	**IAG announces the acquisition of Hastings and Advantage and enters the UK insurance market**

IAG announced the acquisition of Hastings Insurance Services Limited and Advantage Insurance Company Limited. Hastings is the UK's fifth largest motor insurance broker and Advantage Insurance is a direct personal lines insurer, specialising in motor insurance in the UK market. The purchase price for the acquisition was £140m (A$350m). For calendar 2006, Hastings was expected to generate A$500 million (£200 million) in annual gross written premium through its broker business whilst Advantage was expected to underwrite A$250 million (£100 million) in gross written premium.

26 September 2006

Dividends payable on Reset Preference shares

The board of IAG declared fully franked dividends on RPS 1 (IAGPA) and on RPS 2 (IAGPB). The record date was 29 November 2006 and payment date was 15 December 2006.

The RPS 1 (IAGPA) dividend rate per annum was 5.80% (with $2.9079 payable per $100 share).

The RPS 2 (IAGPB) dividend rate per annum was 4.51% (with $2.2612 payable per $100 share).

25 September 2006

Pricing of shares to be allocated under dividend reinvestment plan

The ordinary shares allocated under the dividend reinvestment plan (DRP) were priced at $5.3220 per share for the 2006 final dividend. The DRP price was based on an average market price for the ten trading days from 11 – 22 September 2006 inclusive.

Under the DRP, approximately 15.5 million ordinary shares were purchased on-market and allocated to participating shareholders on 9 October 2006.

20 September 2006

Warning to IAG shareholders in relation to Mr David Tweed

IAG alerted its shareholders that Mr David Tweed, through his company Direct Share Purchasing Corporation Pty Ltd, was believed to be preparing to launch an unsolicited offer for IAG ordinary shares after requesting and paying for a copy of IAG's ordinary share register.

25 August 2006

Announcement of Full Year results - 25 August 2005

IAG announced a net profit after tax of $759m for the year ended 30 June 2006 (30 June 2005: $781m). The Board of IAG declared a record fully franked dividend of 16 cents per ordinary share payable on 9 October 2006.

21 July 2006

Change in Substantial Holding for Capital Group Companies

Capital Group Companies announced they had increased their combined holding in IAG ordinary shares from 7.2791% voting power to 8.3621%.

3 July 2006

Draft Transaction Agreements with China Pacific Property Insurance

IAG announced that negotiations with China Pacific Property Insurance Co., Ltd (CPPI) had progressed to the stage of draft transaction agreements being confirmed for the purpose of lodgement with the China Insurance Regulatory Commission (CIRC) for preliminary review.

Under the terms of the draft transaction agreements, IAG would acquire 24.9% of CPPI for approximately $350-375m. IAG and CPPI intended to proceed to sign the transaction agreement as soon as possible following the CIRC's review and formal approval by the shareholders of China Pacific Insurance (Group) Co., Ltd (CPIC Group). Once the transaction agreements were signed there would be further regulatory approvals required which could take up to another four months to complete.

1. Ordinary shareholders (IAG) as at 31 December 2006

Rank	Name	Account Designation	Units Held at end of period	% of issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		282,069,571	16.3
2	NATIONAL NOMINEES LIMITED		151,303,046	8 75
3	WESTPAC CUSTODIAN NOMINEES LIMITED		94,920,976	5.49
4	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	46,255,739	2.67
5	CITICORP NOMINEES PTY LIMITED		39,177,485	2.26
6	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<BKCUST A/C>	21,816,597	1 26
7	COGENT NOMINEES PTY LIMITED		21,221,979	1.23
8	CITICORP NOMINEES PTY LIMITED	<CFS WSLE GEARED SHR FND A/C>	17,689,233	1 02
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		16,061,972	0.93
10	CITICORP NOMINEES PTY LIMITED	<CFS WSLE IMPUTATION FND A/C>	15,327,031	0 89
11	QUEENSLAND INVESTMENT CORPORATION		11,560,767	0 67
12	AUSTRALIAN REWARD INVESTMENT ALLIANCE		11,047,465	0 64
13	CITICORP NOMINEES PTY LIMITED	<CFS WSLE 452 AUST SHARE A/C>	10,429,925	0.6
14	UBS NOMINEES PTY LTD	<116C A/C>	10,300,000	0 6
15	CITICORP NOMINEES PTY LIMITED	<CFS IMPUTATION FUND A/C>	10,156,572	0.59
16	AMP LIFE LIMITED		9,322,384	0 54
17	IAG SHARE PLANS NOMINEE PTY LIMITED	<IAG PAR UNALLOCATED A/C>	7,471,498	0.43
18	ANZ NOMINEES LIMITED	<INCOME REINVEST PLAN A/C>	7,466,462	0 43
19	CITICORP NOMINEES PTY LIMITED	<CFS WSLE AUST SHARE FND A/C>	7,068,473	0.41
20	ARGO INVESTMENTS LIMITED		5,713,333	0 33
		Total Top Holders Balance	796,402,512	46.04

2. Reset preference (IAGPA) Shareholders as at 31 December 2006

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		397,424	11.35
2	WESTPAC CUSTODIAN NOMINEES LIMITED		249,000	7.11
3	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<JBENIP A/C>	191,744	5.48
4	NATIONAL NOMINEES LIMITED		159,175	4 55
5	UBS NOMINEES PTY LTD		156,163	4.46
6	CITICORP NOMINEES PTY LIMITED		145,570	4.16
7	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	130,061	3.72
8	AMP LIFE LIMITED		100,000	2 86
9	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		58,187	1.66
10	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	57,752	1 65
11	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	50,000	1.43
12	M F CUSTODIANS LTD		33,968	0 97
13	ARGO INVESTMENTS LIMITED		30,800	0.88
14	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	28,351	0 81
15	BRENCORP NO 11 PTY LIMITED		22,500	0.64
16	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	20,031	0 57
17	CITICORP NOMINEES PTY LIMITED	<CMIL CWLTH INCOME FUND A/C>	20,000	0.57
18	ARMADA INVESTMENTS PTY LTD		19,500	0 56
19	CAMBOOYA PTY LIMITED		18,350	0.52
20	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD	<HYBRID PORTFOLIO A/C>	17,658	0.5
		Total Top Holders Balance	1,906.234	54 45

3. Reset Preference (IAGPB) Shareholders as at 31 December 2006

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		425,427	21.27
2	AMP LIFE LIMITED		199,374	9.97
3	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	150,000	7.5
4	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	123,914	6.2
5	CITICORP NOMINEES PTY LIMITED		96,072	4.8
6	UBS NOMINEES PTY LTD		89,024	4.45
7	NATIONAL NOMINEES LIMITED		81,110	4.06
8	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	67,822	3.39
9	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	63,611	3.18
10	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	32,056	1.6
11	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	31,839	1.6
12	UCA CASH MANAGEMENT FUND LIMITED		24,473	1.22
13	MRS FAY CLEO MARTIN-WEBER		20,000	1
14	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD	<HYBRID PORTFOLIO A/C>	18,944	0.95
15	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		18,615	0.93
16	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	18,158	0.91
17	WESTPAC CUSTODIAN NOMINEES LIMITED		17,400	0.87
18	PERPETUAL TRUSTEE COMPANY LIMITED		16,897	0.84
19	BRENCORP NO 11 PTY LIMITED		16,000	0.8
20	M F CUSTODIANS LTD		10,638	0.53
		Total Top Holders Balance	1,521,474	76.07

4. Reset Exchangeable Securities (IANG) holders as at 31 December 2006

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		790,658	14.38
2	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		344,131	6.26
3	NATIONAL NOMINEES LIMITED		169,212	3.08
4	CITICORP NOMINEES PTY LIMITED		102,660	1.87
5	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	94,403	1.72
6	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	84,073	1.53
7	UCA CASH MANAGEMENT FUND LTD		70,000	1.27
8	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<AFT>	69,344	1.26
9	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<GSJBW A/C>	67,565	1.23
10	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	66,923	1.22
11	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<ACT>	52,845	0.96
12	COGENT NOMINEES PTY LIMITED		50,000	0.91
13	CRYTON INVESTMENTS NO 9 PTY LTD	<GARNER NUMBER 1 A/C>	48,000	0.87
14	BRENCORP PTY LIMITED	<BRENCORP NO 11 PTY LTD A/C>	39,504	0.72
15	SR CONSOLIDATED PTY LTD		30,300	0.55
16	PERPETUAL TRUSTEES CONSOLIDATED LIMITED	<ALLIANCE A/C>	27,054	0.49
17	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		26,698	0.49
18	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	26,193	0.48
19	ARGO INVESTMENTS LIMITED		25,000	0.45
20	AUSTRALIAN EXECUTOR TRUSTEES LIMITED	<NO 1 ACCOUNT>	22,220	0.4
		Total Top Holders Balance	2,206,781	40.14

Appendix E –

Segment analysis on current and previous basis of reporting

Consolidated Group

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	3,345	3,345
Gross earned premium	3,250	3,250
Reinsurance expense	(214)	(243)
Net premium revenue	3,036	3,007
Net claims expense	(2,011)	(1,985)
Commission expense	(247)	(247)
Underwriting expense	(566)	(556)
Underwriting profit	212	219
Investment income on technical reserves	253	246
Insurance profit	465	465
Insurance ratios		
Loss ratio	66.2%	66.0%
Expense ratio	26.8%	26.7%
Commission ratio	8.1%	8.2%
Administration ratio	18.6%	18.5%
Combined ratio	93.0%	92.7%
Insurance margin (before tax)	15.3%	15.5%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	3,206	3,206
Gross earned premium	3,320	3,320
Reinsurance expense	(209)	(235)
Net premium revenue	3,111	3,085
Net claims expense	(1,985)	(1,970)
Commission expense	(254)	(254)
Underwriting expense	(598)	(584)
Underwriting profit	274	277
Investment income on technical reserves	195	192
Insurance profit	469	469
Insurance ratios		-
Loss ratio	63.8%	63.9%
Expense ratio	27.4%	27.1%
Commission ratio	8.2%	8.2%
Administration ratio	19.2%	18.9%
Combined ratio	91.2%	91.0%
Insurance margin (before tax)	15.1%	15.2%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	3,229	3,229
Gross earned premium	3,217	3,217
Reinsurance expense	(196)	(332)
Net premium revenue	3,021	2,885
Net claims expense	(1,915)	(1,785)
Commission expense	(250)	(250)
Underwriting expense	(592)	(586)
Underwriting profit	259	264
Investment income on technical reserves	[illegible]	110
Insurance profit	374	374
Insurance ratios	-	-
Loss ratio	63.4%	61.9%
Expense ratio	28.0%	29.0%
Commission ratio	8.3%	8.7%
Administration ratio	19.7%	20.3%
Combined ratio	91.4%	90.9%
Insurance margin (before tax)	12.4%	13.0%

Australian Personal Lines

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	1,976	1,976
Gross earned premium	1,950	1,950
Reinsurance expense	(73)	(127)
Net premium revenue	1,877	1,823
Net claims expense	(1,333)	(1,283)
Commission expense	(116)	(116)
Underwriting expense	(346)	(338)
Underwriting profit	82	86
Investment income on technical reserves	149	145
Insurance profit	231	231
Insurance ratios		
Loss ratio	71.0%	70.4%
Expense ratio	24.6%	24.9%
Commission ratio	6.2%	6.4%
Administration ratio	18.4%	18.5%
Combined ratio	95.6%	95.3%
Insurance margin (before tax)	12.3%	12.7%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	1,936	1,936
Gross earned premium	1,973	1,973
Reinsurance expense	(71)	(93)
Net premium revenue	1,902	1,880
Net claims expense	(1,305)	(1,289)
Commission expense	(122)	(122)
Underwriting expense	(350)	(342)
Underwriting profit	125	127
Investment income on technical reserves	121	119
Insurance profit	246	246
Insurance ratios		
Loss ratio	68.6%	68.6%
Expense ratio	24.8%	24.7%
Commission ratio	6.4%	6.5%
Administration ratio	18.4%	18.2%
Combined ratio	93.4%	93.3%
Insurance margin (before tax)	12.9%	13.1%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	1,924	1,924
Gross earned premium	1,917	1,917
Reinsurance expense	(66)	(126)
Net premium revenue	1,851	1,791
Net claims expense	(1,227)	(1,171)
Commission expense	(124)	(124)
Underwriting expense	(359)	(352)
Underwriting profit	141	144
Investment income on technical reserves	77	74
Insurance profit	218	218
Insurance ratios		
Loss ratio	66.3%	65.4%
Expense ratio	26.1%	26.6%
Commission ratio	6.7%	6.9%
Administration ratio	19.4%	19.7%
Combined ratio	92.4%	92.0%
Insurance margin (before tax)	11.8%	12.2%

Australian Commercial Lines

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	867	867
Gross earned premium	803	803
Reinsurance expense	(93)	(83)
Net premium revenue	710	720
Net claims expense	(395)	(405)
Commission expense	(88)	(88)
Underwriting expense	(149)	(148)
Underwriting profit	78	79
Investment income on technical reserves	88	87
Insurance profit	166	166
Insurance ratios		
Loss ratio	55.7%	56.3%
Expense ratio	33.4%	32.8%
Commission ratio	12.4%	12.2%
Administration ratio	21.0%	20.6%
Combined ratio	89.0%	89.1%
Insurance margin (before tax)	23.4%	23.1%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	761	761
Gross earned premium	823	823
Reinsurance expense	(81)	(85)
Net premium revenue	743	738
Net claims expense	(411)	(409)
Commission expense	(87)	(86)
Underwriting expense	(167)	(165)
Underwriting profit	78	78
Investment income on technical reserves	59	59
Insurance profit	137	137
Insurance ratios		
Loss ratio	55.3%	55.4%
Expense ratio	34.2%	34.0%
Commission ratio	11.7%	11.7%
Administration ratio	22.5%	22.3%
Combined ratio	89.4%	89.4%
Insurance margin (before tax)	18.5%	18.6%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	778	778
Gross earned premium	788	788
Reinsurance expense	(76)	(156)
Net premium revenue	712	632
Net claims expense	(388)	(309)
Commission expense	(83)	(83)
Underwriting expense	(154)	(152)
Underwriting profit	87	88
Investment income on technical reserves	[illegible]	22
Insurance profit	110	110
Insurance ratios		
Loss ratio	[illegible]	48.9%
Expense ratio	33.2%	37.2%
Commission ratio	11.6%	13.1%
Administration ratio	21.6%	24.1%
Combined ratio	87.7%	86.1%
Insurance margin (before tax)	15.5%	17.4%

International

Half-year ended Jun 05	Current Reported	Previous Reported
	A$m	A$m
Gross written premium	502	502
Gross earned premium	496	496
Reinsurance expense	(48)	(34)
Net premium revenue	448	462
Net claims expense	(285)	(298)
Commission expense	(44)	(44)
Underwriting expense	(71)	(70)
Underwriting profit	48	50
Investment income on technical reserves	16	14
Insurance profit	64	64
Insurance ratios		
Loss ratio	63.6%	64.5%
Expense ratio	25.6%	24.7%
Commission ratio	9.7%	9.5%
Administration ratio	15.9%	15.2%
Combined ratio	89.2%	89.2%
Insurance margin (before tax)	14.3%	13.9%

Half-year ended Dec 05	Current Reported	Previous Reported
	A$m	A$m
Gross written premium	509	509
Gross earned premium	524	524
Reinsurance expense	(56)	(57)
Net premium revenue	468	467
Net claims expense	(271)	(272)
Commission expense	(45)	(46)
Underwriting expense	(80)	(77)
Underwriting profit	71	72
Investment income on technical reserves	15	14
Insurance profit	86	86
Insurance ratios		
Loss ratio	58.0%	58.2%
Expense ratio	26.8%	26.3%
Commission ratio	9.6%	9.8%
Administration ratio	17.2%	16.5%
Combined ratio	84.8%	84.5%
Insurance margin (before tax)	18.4%	18.4%

Half-year ended Jun 06	Current Reported	Previous Reported
	A$m	A$m
Gross written premium	526	526
Gross earned premium	512	512
Reinsurance expense	(55)	(50)
Net premium revenue	457	462
Net claims expense	(300)	(306)
Commission expense	(44)	(44)
Underwriting expense	(83)	(81)
Underwriting profit	30	31
Investment income on technical reserves	15	14
Insurance profit	45	45
Insurance ratios		
Loss ratio	65.7%	66.2%
Expense ratio	27.9%	27.0%
Commission ratio	9.7%	9.5%
Administration ratio	18.2%	17.5%
Combined ratio	93.6%	93.2%
Insurance margin (before tax)	9.9%	9.7%

New Zealand

Half-year ended Jun 05	Current Reported A$m	Previous Reported A$m
Gross written premium	502	502
Gross earned premium	496	496
Reinsurance expense	(48)	(34)
Net premium revenue	448	462
Net claims expense	(285)	(298)
Commission expense	(44)	(44)
Underwriting expense	(71)	(70)
Underwriting profit	48	50
Investment income on technical reserves	16	14
Insurance profit	64	64
Insurance ratios		
Loss ratio	63.6%	64.5%
Expense ratio	25.6%	24.7%
Commission ratio	9.7%	9.5%
Administration ratio	15.9%	15.2%
Combined ratio	89.2%	89.2%
Insurance margin (before tax)	14.3%	13.9%

Half-year ended Dec 05	Current Reported A$m	Previous Reported A$m
Gross written premium	494	494
Gross earned premium	507	507
Reinsurance expense	(44)	(45)
Net premium revenue	463	462
Net claims expense	(268)	(269)
Commission expense	(46)	(46)
Underwriting expense	(78)	(75)
Underwriting profit	71	72
Investment income on technical reserves	15	14
Insurance profit	86	86
Insurance ratios		
Loss ratio	57.9%	58.2%
Expense ratio	26.7%	26.2%
Commission ratio	9.9%	10.0%
Administration ratio	16.8%	16.2%
Combined ratio	84.6%	84.4%
Insurance margin (before tax)	18.6%	18.6%

Half-year ended Jun 06	Current Reported A$m	Previous Reported A$m
Gross written premium	477	477
Gross earned premium	462	462
Reinsurance expense	(37)	(32)
Net premium revenue	425	429
Net claims expense	(281)	(287)
Commission expense	(39)	(39)
Underwriting expense	(77)	(74)
Underwriting profit	28	29
Investment income on technical reserves	[illegible]	13
Insurance profit	42	42
Insurance ratios		
Loss ratio	66.0%	66.9%
Expense ratio	27.3%	26.3%
Commission ratio	9.1%	9.1%
Administration ratio	18.2%	17.2%
Combined ratio	93.2%	93.2%
Insurance margin (before tax)	9.9%	9.8%

Appendix F – Glossary

The following is a glossary of the terms used in this report including terms commonly used in the insurance industry.

AIFRS:	Australian equivalents of International Financial Reporting Standards.
APRA:	Australian Prudential Regulation Authority.
ASX:	ASX Limited
Business volume:	this measures the volume of business at a point in time. The basis of the measure depends on the class of business. In personal lines classes of business, the relevant volume measure is "risks in force". Meanwhile, in commercial classes the volume measure is "policies in force". The difference in the definition is required to capture the distinct nature of IAG's business mix.
Combined ratio:	represents the total of Net Claims Expense incurred and Underwriting Expenses, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio.
CTP:	compulsory third party insurance, which is liability cover that motorists are obliged to purchase.
Expense ratio:	the ratio of Underwriting Expenses to Net Earned Premium. Expenses are split into administration and commission, with rates calculated on the same basis.
Fire services levy (FSL):	FSL is a tax on insurers to assist government funding for fire services. FSL is an expense of the insurer, rather than government charges directly upon those insured. The insurer is responsible for paying the FSL, usually in arrears. The amount paid by the insurer does not depend on the amounts collected from those insured in relation to the levy.
Gross written premium (GWP):	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specified period, before deduction of Reinsurance premiums.
Group:	IAG and its subsidiaries.
Insurance margin:	the ratio of Insurance Profit to Net Earned Premium.
Insurance profit:	Underwriting Result plus investment income on Technical Reserves.
Long-tail:	classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when earned premiums are collected and final settlement of claims, which is generally greater than 12 months.
Loss ratio:	the ratio of Net Claims Expense to Net Earned Premium.
MCR:	minimum capital requirement as defined by APRA.
Net claims expense:	insurance claim losses incurred plus claims handling expenses minus Recoveries.
Net earned premium (NEP):	Gross Written Premium plus/minus the decrease/increase in unearned premium less the reinsurance expense applicable to that period/premium.

Probability of adequacy (PoA):	the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of adequacy of claims reserves of 75% for the purpose of assessing solvency under the Insurance Act 1973 (as amended). It is also known as the probability of sufficiency.
RACV:	Royal Automobile Club of Victoria (RACV) Limited.
Recoveries:	the amount of claims recovered from reinsurers, third parties or salvage.
Reinsurance:	the practise whereby one party (the Reinsurer), in consideration for a premium paid to it, agrees to cover certain pre-agreed liabilities of another party (the Reinsured) arising from insurance policies issued by that Reinsured.
Reset exchangeable Securities (RES):	Reset Exchangeable Securities issued by IAG Finance (New Zealand) Limited and quoted on ASX as IANG. The issuer is a wholly owned subsidiary of IAG.
Reset preference shares (RPS):	Reset preference shares issued by IAG in two tranches and listed on ASX as IAGPA and IAGPB.
Risks in force:	risk refers to the subject matter that an insurance policy or contract protects (for example, number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. Risks in force are a measure of the total number of risks covered by an insurance company at a point in time.
Shareholders' funds:	the investment portfolio other than Technical Reserves. It essentially represents the shareholders' capital that is not being utilised in day-to-day operations.
Short-tail:	classes of insurance (such as motor, home and small-to-medium enterprise commercial) with an average period between the time when premiums are earned and final settlement of claims, which is generally less than 12 months.
S&P:	Standard & Poor's Rating Services or Standard & Poor's Investment Services.
Technical reserves:	the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough reported) and Unearned Premium, net of Recoveries and premium debtors.
Underwriting:	the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk.
Underwriting Expenses:	those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses.
Underwriting profit/(loss):	see Underwriting Result.
Underwriting result:	Net Earned Premium less Net Claims Expense less Underwriting Expenses.
Unearned premium:	the portion of premium written applicable to the unexpired portion of a policy.
WACC:	weighted average cost of capital.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 0 2007
WASH, D.C. 209

ASX

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
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Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2007

TIME: 08:31:40

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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Investor Presentation Slides

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Financial results
Half year ended 31 December 2006

Michael Hawker, Chief Executive Officer

George Venardos, Chief Financial Officer

22 February 2007

Insurance Australia Group Limited
ABN 60 090 739 923

Good morning. Welcome to the Insurance Australia Group results briefing on our results for the six months ended 31 December 2006.

Copies of all the materials we are using here this morning are already on our website and an archive of this presentation will be published later today.

As usual, we'd like to complete the presentation before taking questions from those of you here with us in person this morning and from those on the phone lines.

A

- F operating conditions — Michael Hawker
- D
- U

- S analysis — George Venardos
- Ca

- Ou — Michael Hawker

- Cor & questions

Michael Hawker

Insurance Australia Group Limited
ABN 60 090 739 923

NPAT up 15.8% with return to growth in 1H07

- Relative to 2H06
  - Net profit to holders of ordinary shares increased 15.8% to $345m
  - Earnings per share of 21.42 cps up 14.4%
- GWP up 2.9% to $3,324m relative to 2H06
- Insurance margin of 13.3% (2H06 12.4%)
  - Soft cycle in commercial lines, while long-tail classes continue to perform well
  - Effects of re-basing our NSW comprehensive car pricing
  - $125m in storm costs even though no 'catastrophe'
- Interim dividend maintained at 13.5cps
- Successfully completed two value accretive acquisitions that will provide future earnings growth

I am pleased to be able to report an improved profit for shareholders in 1H07 of $345m, which is 15.8% ahead of 2H06. The result is lower than the $461m reported for 1H06 which included both the peak in insurance margins and even higher equity market returns than 1H07.

Our GWP is back in growth mode and we have generated an insurance margin of 13.3%. As usual in our business, there are a number of moving factors influencing the result. In this period, the most significant include:

• The soft cycle in commercial. This has obviously put downward pressure on premiums and margins in short-tail but the overall segment continues to be more than adequately supported by continuing recognition of the benefits of tort reform in our actuarial reserving;

• Our decision nearly a year ago to rebase our pricing in our largest single portfolio, NSW comprehensive car, so that it is priced very competitively relative to the other major insurers. This contrasts with our approach for a couple of years prior to that where our pricing had crept above the zone of being keenly competitive. While we were generating very attractive margins, this was at the expense of growing our book. We now have a more sustainable base (in terms of price and margin) and supported by reinvigorated marketing in NSW, the NSW motor book is growing again. This approach, combined with lower average market values of the car fleet, has seen our average in-force premiums for the direct motor portfolio reduce by 2.6% relative to a year ago. Within this NSW comprehensive car average premiums are down 4.9%; and

• Thankfully, we haven't had a major loss such as Cyclone Larry so far in this financial year. However, we've still experienced a number of significant storms – $125m in aggregate compared with $231m in 2H06 ($66m excluding Cyclone Larry). The storms of most note within this total were:

• NSW windstorms on 25 & 26 September

• Newcastle hail storm on 31 October

• NSW & Victorian fire storms – December 2006

• Armidale hail storm – 21 December 2006

• Canberra hail storms – 29 & 31 December 2006

We've maintained our interim dividend at 13.5 cents per share, fully franked. As indicated when we announced our result last August, we thought it appropriate to slow down the growth in dividends until we delivered renewed earnings growth. And, of course, having announced the acquisition of two profitable UK motor insurance operations during the half-year, we are on track to do that.

Segment results

IAG

Results by area	2H05 A$m	1H06 A$m	2H06 A$m	1H07 A$m	1H07 vs 1H06 %	1H07 vs 2H06 %
Australia	372	385	337	412	7%	22%
New Zealand	64	86	42	39	(55%)	(6%)
Asia	(2)	(2)	0	(5)		
Europe	-	-	-	2		
Invesment on shareholders' funds	170	345	194	166	(52%)	(15%)
Other	(60)	(81)	(71)	(86)	(7%)	(22%)
Net profit before tax	**544**	**733**	**502**	**528**	(28%)	5%
Tax expense & minority intersts	(201)	(272)	(204)	(183)	33%	10%
Net profit after tax	**343**	**461**	**298**	**345**	(25%)	16%

- Operating result of Australian operations increased over prior periods
- New Zealand generating solid result for a short-tail business but reported profit hampered by systems investment and LAT
- Results from ongoing Asian operations increased, Alba in start-up mode
- European acquisitions to deliver in 2H07
- Investment income on shareholders funds the key driver of volatility in reported profit – now significantly de-risked

The first part of this slide gives an overview by geography of our operating results. It shows:

• The operating result of our Australian operations has continued to increase each period except for 2H06 which bore the costs of Cyclone Larry;

•The New Zealand business is generating solid returns for a short-tail business but reported profit in 1H07 has been held back by investment in new systems and provisions arising from the liability adequacy test; and

•The Thai and Malaysian insurance operations increased their contribution to the Group results but this was offset by start-up costs in Alba.

The income from European operations will start to grow in 2H07.

Finally it can be seen that the greatest volatility in our results is investment income on shareholders' funds. We significantly de-risked the portfolio during 1H07.

Normalised ROE in-line with target



Return on Equity (annualised)
30%
25%
20%
15%
10%
5%
0%
20.0%
16.5%
26.4%
18.2%
17.9%
13.4%
19.5%
16.8%
Average Normalised 14.5%
Average Actual 13.8%
2H05
1H06
2H06
1H07
ROE (Actual) attributable to holders of ordinary shares
ROE (Normalised) attributable to holders of ordinary shares

- ROE has been calculated excluding the equity capital raised in December 2006 for the purchase of Equity Insurance Group
- Averages are since listing in FY01

The Group delivered an ROE of 19.5% in 1H07.

The Group's weighted average cost of capital remains around 10% so we have continued to deliver at least 1.5 times that figure with a normalised ROE of 16.8%.

As usual, our normalised ROE is calculated by restating earnings to include long-term returns on equity investments rather than the actual market returns. The adjustment in 1H07 reflects our re-weighting of shareholders' funds investments to a lower exposure to equity markets during the period.

The average reported ROE since listing in FY01 is 13.8% or 14.5% on a normalised basis.

This ROE performance is not being delivered through over-gearing – the Group retains its 'AA' rating from Standard & Poor's.

Dividend maintained

IAG
Insurance Australia Group



Dividends per share
Cents
50.0
40.0
30.0
20.0
10.0
0.0
10.0
6.0
4.0
10.5
6.0
4.5
11.5
7.0
4.5
22.0
14.0
8.0
26.5
14.5
12.0
42.0
12.5
29.5
16.0
13.5
13.5
FY01
FY02
FY03
FY04
FY05
FY06
1H07
Interim dividend
Final dividend
Special dividend

- Interim dividend increased from $215m in 1H06 to $237m
- Represents 68.7% of reported earnings and 79.5% of normalised earnings
- Since listing, the cumulative dividend payout is 64.4% (71.1% including FY06 special dividend) of cash earnings
- 1H07 dividend to be underwritten to fund future growth

As I noted earlier, we've kept our interim dividend flat at 13.5 cents per share (cps). This is 79.5% of normalised earnings for the period, ie above the top of our target range of 50-70% of normalised earnings. We think the higher payout ratio is justified in the current circumstances where we are confident of growth in normalised earnings in the coming year on the back of the momentum in our Australian portfolios and the growing contribution from our offshore businesses.

Since listing in FY01, our cumulative payout – including the special dividend paid in FY06 – is 71.1% and, if one assumes a final dividend for this year of at least 16.0 cps, the compound annual growth rate in dividends (excluding the special dividend) would be at least 20%.

The Board has resolved to arrange to underwrite the current dividend to provide some capital to fund future growth, including bolt-on acquisitions.

Financial results overview

IAG Insurance Australia Group

Financial Results/Ratios	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Half-year ended Dec 06
Financial Overview				
Profit attributable to holders of ordinary shares (A$m)	$328	$461	$298	$345
Reported ROE % (Avg Equity) to holders of ordinary equity pa	20.0%	26.4%	17.9%	19.5%
Normalised ROE % (Avg Equity) to holders of ordinary equity pa	16.5%	18.2%	13.4%	16.8%
Investment income on shareholders funds (A$m)	$170	$345	$194	$166
Net cash flow from operations (A$m)	$490	$175	$212	$199
Basic EPS (cents)	20.77	28.94	18.73	21.42
DPS (excluding special dividend)	14.50	13.50	16.00	13.50
Group General Insurance				
GWP (A$m)	$3,345	$3,206	$3,229	$3,324 ←
Insurance profit (A$m)	$465	$469	$374	$420 ←
Loss ratio	66.2%	63.8%	63.4%	64.4%
Expense ratio	26.8%	27.4%	28.0%	27.8%
Combined ratio	93.0%	91.2%	91.4%	92.2%
Insurance margin	15.3%	[illegible]	12.4%	13.3%
Capital Strength				
Probability of adequacy of general insurance claims reserves	92.5%	[illegible]	90.0%	90.0% ←
MCR multiple - Group	2.00x	2.04x	1.83x	2.39x ←

Insurance Australia Group Limited ABN 60 090 739 923 8

I'd like to draw your attention to a few lines on this chart.

Firstly, the GWP and insurance profit lines. With four half-years on this slide, one can see the fall in our GWP in the year to June 2006 and the rebound now underway and the similar trend in insurance profit.

The Group's probability of adequacy on its claims reserves remains at 90%.

The MCR (minimum capital requirement) multiple of 2.39 times is artificially high because of the funding raised for the Equity Insurance Group acquisition which was not settled until January. George will address the underlying position during his presentation.

Strong insurance ratios in a competitive market



Expense ratio
26.8%
27.4%
28.0%
27.8%
3.1%
4.0%
3.5%
3.3%
8.1%
8.2%
8.3%
8.2%
15.6%
15.2%
16.3%
2H05
1H06
2H06
1H07
Administration ratio
Commission ratio
FSL
Loss ratio
65.5%
64.3%
66.4%
65.4%
66.2%
63.8%
63.4%
64.4%
Loss Ratio
Immunised Loss ratio
Combined ratio
92.2%
91.7%
94.4%
93.2%
93.0%
91.2%
91.4%
92.2%
Combined Ratio
Immunised Combined Ratio
Insurance margin (before tax)

Insurance Australia Group Limited ABN 60 090 739 923 9

While the reported loss ratio has increased over the two prior periods, the immunised loss ratio (shown as a red line) is a more realistic reference to understand the trends in the underlying ratios.

The immunised ratio removes the change in the loss ratio arising within each period from changes in the discount rates applied to claims during that period. Here it can be seen that there has been an improvement in the ratio in this period.

The result in 1H07 has not relied on any unusually high releases from reserves. We acknowledged that the overall level of reserve releases was high in 2H06 with the change in our probability of adequacy on claims and recognition of increased diversification benefits. In 1H07, the Group's total releases from reserves are very similar to both 2H05 and 1H06. We remain on track for 10 consecutive years of releases from prior year reserves – which is not unexpected with an increasingly diversified book and a 90% probability of adequacy.

The components of the expense ratio have remained very stable relative to 2H06. While moderately up on the two periods preceding that, this is not unexpected given the downward movements in premium rates. In actual dollar terms, for example, the underwriting and administration expense in Australia, excluding fire service levies, actually decreased by $16m relative to 2H06.

Overall, there is considerable stability in the results.

Operating expenses kept flat

IAG



Operating Expenses (A$m)
Actual 1,657 1,645 1,660 1,646
Inflated 1,657 1,723 1,792 1,864
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
A$m
871
823
FY04
FY05
FY06
FY07 Annualised
1H07
Aust & NZ
Rest of world
Aust & NZ (inflation 4% YOY)

- Allowing for seasonality (higher expenditure in the second-half of the financial year), FY07 expenses expected to remain closely in line on a like-for like basis
- Overseas component will grow as UK businesses included for a full six months in 2H07

Insurance Australia Group Limited ABN 60 090 739 923 10

One of the key cost measures we track is what we refer to as direct expenses. It is effectively all our 'internal' costs. It excludes third-party commissions, any payments to claimants, claims suppliers and for government levies and taxes.

The prior periods, as previously reported, excluded our operations outside of Australia and New Zealand as well as integration costs and merger & acquisition costs. The equivalent figure for 1H07 is $823m which has been annualised on this chart to $1,646m – relative to $1,660m for FY06. However, with inflation still to come in the second-half of the financial year and acknowledging there is some seasonality with our expenses, a claim of keeping the expenses flat is more appropriate.

In real terms, allowing for inflation at 4% per annum as this is reflective of wages growth (the largest single component), our costs have continued to reduce in real terms.

During this period, for example, we have benefited from:

- New banking arrangements which have reduced both our fees and facilitated increased automation of manual processes and reconciliations;

- Reduced service calls as our SCV customer relationship management system is generating the expected savings through reduced rework as customer data is more accurate and easily updated; and

- Increased use of our CGU Connect platform.

The expenses for our overseas operations, excluding New Zealand amounted to $48m bringing the Group total for the half-year to $871m, of which $29m related to the UK and will clearly grow in 2H07 when both Hastings and Equity are included for a full six months.

While there is a bias towards higher costs in the second half, we still expect our costs – on a like-for-like basis – to reduce in real terms as we improve the efficiency of our operations.

Recovery strategy delivering in NSW personal lines

IAG

NSW Comprehensive Car & Home RIF



Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Car
Home

- During 2H06, we rebased pricing to be more competitive, improved supplier relationships and, leading into 1H07, introduced more focused product marketing. This is generating the anticipated recovery and market shares stabilised during 1H07 and volumes are now growing.

Insurance Australia Group Limited ABN 60 090 739 923 11

In the final quarter of FY06, we undertook concerted action to stem the losses in our NSW car and home books. To do this, we rebased pricing to be more competitive, improved supplier relationships and, leading into 1H07, introduced more focused product marketing.

This strategy, which we regard as sustainable, has delivered:

• Renewal rates that have been running at over 93% for both NSW car comprehensive and home insurance since June 2006;

• New business volumes that are stronger than they have been for a number of years; and

• In 1H07, a return to growth in these two key portfolios.

The return to growth takes time as the in-force book on which renewals are offered is smaller. However, market shares have stabilised during 1H07 and the book now has the momentum to maintain market share and, we expect, generate some above system growth while continuing to deliver insurance margins that meet our return on capital targets. Trends so far in 2H07 support this view.

Customer service levels improved

- The Customer Service Index for direct personal lines distributed by the Group increased from 80 to 83 during 1H07
- Renewal rates in indirect personal lines portfolio increased from 82% to 85% during 1H07
- In CGU renewal rates remained above 80% despite the soft environment
  - New crop insurance e-business application
- 100% success in the renewal of national workers' compensation accounts for the December renewal period
  - Launch of ".live"
- IAG NZ's customer satisfaction indices also improved over the year
  - NZI: 84% to 91%
  - State direct: 86% to 87%

The improvements noted on the previous slide would not have been sustained without also maintaining our focus on customer service. The NSW book is a key component of the national results of our CSI (Customer Service Index). The score increased from 80 to 83 during 1H07.

Customer service measures vary across the organisation but each area has demonstrated improvements.

In our third party distributed business, renewal rates increased from 82% to 85% during 1H07.

In CGU, renewal rates remained above 80% despite the soft environment. This reflects the ongoing focus on our clients' needs. We're also continuing to improve our e-business applications. We launched a crop application this period and within a very short period had over 400 intermediaries using it.

Our CGU and our Business Partnerships teams working together had a 100% success rate in renewing national workers' compensation accounts for the December renewal period. In NSW, the Group has led the market in introducing an e-business application, referred to as ".live", which enables employers and brokers to obtain online quotations and certificates of currency as well as permitting electronic lodgement of injury notifications.

In New Zealand, satisfaction in both our broker and direct channels increased – to 91% and 87%, respectively – and our Business Partners again reported satisfaction in the mid-80s. The State business will be launching Easybiz in New Zealand in coming months leveraging the knowledge of the market within NZI and the success of this product which led the way in Australia.

Progressing our offshore expansion – Hastings and Equity in the UK

IAG


Hastings DIRECT
equity
Owned brokers
Other insurers
Other brokers
Underwriter
equity

- Own two leading broking brands. Combined, they rank third in the UK market for personal lines brokers[1]
- Control two insurance underwriters which, combined, are the fourth largest underwriter of UK motor insurance[1]

[1] *Rankings based on GWP*

Insurance Australia Group Limited ABN 60 090 739 923 13

As you are aware, our strategy includes a target to double the size of our business each five years while maintaining a rating of AA for the Group and a normalised ROE of at least 1.5x WACC. I don't propose to review the rationale for that here today but merely note it as context in terms of our offshore activity during 1H07.

We began executing transactions in Asia during FY06 and moved to this stage in the UK in 1H07 and agreed to buy both Hastings and Equity. These two assets fit very well with our strategy of focusing on motor insurance led businesses and, in mature markets, seeking businesses that have sustainable and profitable positions through selective underwriting and retail customer access.

I'd now like to turn to our newly acquired UK operations and present an overview of the two operations together.

Before moving into the operational side, I'd like to mention governance. We've put in place a UK Board to oversee the Group's interests in the market. The membership of that Board includes Philip Colebatch, our newly appointed main Board director who is a UK resident, the CEOs of both Equity and Hastings and myself. Neil Utley, CEO of Equity Insurance Group, is the Managing Director of the UK holding company and Peter Connell, CEO of Hastings, is Deputy Managing Director.

Operationally, we now have two key distribution brands – Hastings and Equity Insurance Brokers. Hastings also owns and operates another brand – Peoples Choice – and not all of Equity's broking outlets operate under the Equity brand at this stage but Hastings and Equity Insurance Brokers are the key brands.

We also have two underwriters – Equity Red Star and Advantage Insurance Company. We own 100% of Advantage and 64% of the capacity in Equity Red Star (Lloyd's Syndicate 218).

All of the operations source premium from other underwriters and brokers. The following slide shows the flows and sources.


Overview of the UK income streams
IAG
£200m
£143m
GWP fee base
Hastings DIRECT
equity
Hastings £151m
Equity £39m
Insurer
100% IAG owned
£113m
equity
£353m
64% IAG owned
£551m
36% Third party Names
£198m
External Brokers
£49m
£104m
Pro-forma IAG share
£64m Advantage
£447m Equity Red Star
£64m
£447m
GWP $1.2bn
Gross fees & commissions $200m
* Based on calendar 2006 – pro-forma as if IAG owned throughout 2006.
Insurance Australia Group Limited ABN 60 090 739 923 14

This diagram attempts to capture the flows of premium through the Group's UK businesses. The figures are drafts for the whole of calendar 2006.

Starting at the top, the white boxes record a total of £343m in broked premiums. £190m of this GWP generates fee income for the Group as it is not underwritten by the Group. The balance of £153m – about 45% – is underwritten by Equity Red Star and Advantage.

Equity Red Star and Advantage also underwrite about £511m of premium distributed by other brokers (represented by the purple boxes on the left).

This brings the total underwritten GWP to about £664m. Of this, approximately £198m is attributable to the third party names within the Equity Red Star syndicate (Syndicate 218) leaving over £466m for recording by the Group. At current exchange rates, this is almost $1.2 billion.

The gross commission and fee income on the broked business is in the order of £80m or $200m. This is a very valuable stream of income with a low requirement for economic capital to back it.

Growth opportunities in the UK

IAG


AA British Insurance Premium Index
Market average trends since 1994
Comprehensive
Non-Comprehensive

- Premium rises in the UK motor insurance market have started to gain traction
- Hastings has an excellent website and growing usage of it – over 40% of quotes and almost 20% of policies
- Equity Insurance Brokers has a strategy of acquiring branch distribution and moving to underwrite more of the broked business on a selective basis
- Strong presence in the affinity market

The cycle for motor insurance in the UK market has started to turn, as indicated on the chart shown. This is the AA British Insurance Premium Index, the benchmark in the UK. In the year to December 2006, it records an increase for comprehensive motor of 5.7%, of which 4.35% was in the final quarter. Both Equity Red Star and Advantage are putting rate increases through successfully and the broking arms are seeing the same from other insurers.

The penetration of the internet for distribution of motor insurance in the UK is far higher than in Australia and New Zealand. This is probably, at least in part, due to the fragmented market in terms of brands. While both our broking businesses have websites, the Hastings website is a key part of its branding presence. The latest available surveys quote internet sales in the order of 15 – 20% of the market and growing to close to 30% by 2009. Hastings already exceeded those figures in 2006 with over 40% of quotes, and almost 20% of policies, sold on-line.

Equity Insurance Brokers has been pursuing a policy of buying regional high street branches and networks for a few years now. It has undertaken 19 acquisitions and has a successful model of working with the vendors to keep customers and migrate more of the underwriting to Equity Red Star on a selective basis. Typically, the portion underwritten at acquisition may be only 5% at acquisition and move to over 50% within two years. Equity also seeks to obtain better commission terms from the remaining panel underwriters.

When we agreed to acquire Equity it was already pursuing a number of opportunities to acquire more distribution. In January it completed the acquisition of Open & Direct Insurance Services, the second largest broker in Northern Ireland. This acquisition – which cost £25m – means Equity is the largest distributor of motor insurance in the province. The acquisition was tested against IAG's hurdles, including EPS accretion within a year, before being allowed to proceed. Equity is continuing to look at other such low-risk bolt-on acquisitions.

Equity Red Star also has an established position in affinity business, the fastest growing segment of the market. Recent wins in this field include Nissan and Alliance & Leicester.

All up, we believe our recently acquired operations are very well-placed to deliver growth and value for the Group.

IAG
Insurance
Australia
Group

George Venardos

Insurance Australia Group Limited
ABN 60 090 739 923

Australian General Insurance

Australia	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	2,843	2,697	2,703	2,689
Gross earned premium	2,753	2,796	2,706	2,750
Reinsurance expense	(167)	(152)	(141)	(154)
Net premium revenue	2,586	2,644	2,565	2,596
Net claims expense	(1,727)	(1,715)	(1,616)	(1,672)
Commission expense	(204)	(208)	(206)	(201)
Underwriting expense	(495)	(517)	(513)	(497)
Underwriting profit	160	204	230	226
Investment income on technical reserves	237	180	100	159
Insurance profit	397	384	330	385
Profit from fee based business	(25)	1	7	27
Total Australia result	372	385	337	412
Insurance ratios				
Loss ratio	66.8%	64.9%	63.0%	64.4%
Expense ratio	27.0%	27.4%	28.1%	26.9%
Commission ratio	7.9%	7.9%	8.0%	7.8%
Administration ratio	19.1%	19.6%	20.0%	19.1%
Combined ratio	93.8%	92.3%	91.1%	91.3%
Insurance margin (before tax)	15.3%	14.5%	12.9%	14.8%

The Australian insurance portfolio composition is 72% Australian personal lines and 28% Australian commercial lines in GWP terms. During 1H07, the Australian insurance business generated insurance profits of $385m and an insurance margin of 14.8%. This was largely in line with 1H06 and an improvement of $55m, or 1.9% in insurance margin terms, on 2H06.

The mix of profit contribution from each line of business has changed between the half-year periods reflecting the different dynamics within each division and the advantage of having a diverse book. Both segments are experiencing underlying margin pressure due to lower average prices but continuing to benefit from long-tail claims trends being better than anticipated.

The provision of $165m for the costs of Cyclone Larry in 2H06 was key to the relative performance of that period. In 1H07 there has been no such catastrophic loss but continued high frequency of storms are a feature of the result putting us above our expected loss ratio in Personal Lines for the period. In contrast, Commercial lines benefited from lower than expected individual large losses and continued favourable experience from the long-tail classes during 1H07.

Prior year reserve releases were $99m for 1H07, down from $162m in the prior comparative period.

Australian Personal Lines

IAG
Insurance Australia Group

Australian Personal Lines	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Half-year ended Dec 06
	A$m	A$m	A$m	A$m
Gross written premium	1,976	1,936	1,924	1,923
Gross earned premium	1,950	1,973	1,917	1,951
Reinsurance expense	(73)	(71)	(66)	(76)
Net premium revenue	1,877	1,902	1,851	1,875
Net claims expense	(1,333)	(1,305)	(1,227)	(1,312)
Commission expense	(116)	(122)	(124)	(122)
Underwriting expense	(346)	(350)	(359)	(345)
Underwriting profit	82	125	141	96
Investment income on technical reserves	149	121	77	107
Insurance profit	231	246	218	203
Insurance ratios				
Loss ratio	71.0%	68.6%	66.3%	70.0%
Expense ratio	24.6%	24.8%	26.1%	24.9%
Commission ratio	6.2%	6.4%	6.7%	6.5%
Administration ratio	18.4%	18.4%	19.4%	18.4%
Combined ratio	95.6%	93.4%	92.4%	94.9%
Insurance margin (before tax)	12.3%	12.9%	11.8%	10.8%

Insurance Australia Group Limited ABN 60 090 739 923 18

The Australian Personal Lines business produced an insurance result of $202m and an insurance margin of 10.8%. This result is below 1H06 and 2H06 by $44m and $16m, respectively.

GWP of $1,923m was in line with the prior period and marginally below 1H06. The volume of risks in force in the direct portfolio returned to growth during the period. However, changes to the NSW CTP scheme effective 1 October 2006 reduced premium by $13m in 1H07.

Renewal rates in the direct NSW comprehensive car and home portfolios remained over 93% during the period.

The Queensland and Western Australia direct portfolios also continued to grow market share during the period.

As mentioned earlier, the net claims expense includes a large number of storm events which cost $111m compared with $116m in 2H06 which included costs in respect of Cyclone Larry.

Aside from volatility in storms, claims frequencies in the short-tail classes have remained quite stable on a national basis in both direct motor and home. There has been a slight upward trend in collision claims frequency in the direct NSW car comprehensive portfolio in recent months which has been offset by continued reductions in theft frequency. For example, the number of theft claims incurred in 1H07 decreased by 5.6% relative to 2H06.

The 1H07 underwriting and administration expenses of $345m was an improvement of $5m on 1H06 and $14m on 2H06.

Excluding the fire services levy, the expense ratio improved to 15% in 1H07, from 16% in 2H06. This was achieved against a backdrop of increased advertising spend which will continue into 2H07.

Total reserve releases for the APL business were $30m for the period versus $59m in the 2H06.

Australian Commercial Lines

Australian Commercial Lines	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	867	761	778	766
Gross earned premium	803	823	788	799
Reinsurance expense	(93)	(81)	(76)	(78)
Net premium revenue	710	743	712	721
Net claims expense	(395)	(411)	(388)	(360)
Commission expense	(88)	(87)	(83)	(79)
Underwriting expense	(149)	(167)	(154)	(152)
Underwriting profit	78	78	87	130
Investment income on technical reserves	88	59	23	52
Insurance profit	166	137	110	182
Profit from fee based business	(25)	1	7	27
Total commercial line result	141	138	117	209
Insurance ratios				
Loss ratio	55.7%	55.3%	54.5%	49.9%
Expense ratio	33.4%	34.2%	33.2%	32.1%
Commission ratio	12.4%	11.7%	11.6%	10.9%
Administration ratio	21.0%	22.5%	21.6%	21.2%
Combined ratio	89.0%	89.4%	87.7%	82.0%
Insurance margin (before tax)	23.4%	18.5%	15.5%	25.2%

IAG Insurance Australia Group

Insurance Australia Group Limited ABN 60 090 739 923 19

During 1H07, the soft market conditions in the commercial insurance market continued, with competition intensifying across all major lines.

Against this backdrop, the Australian Commercial Lines business recorded GWP slightly ahead of 1H06 and delivered an insurance profit of $182m, representing an increase of $46m when compared with 1H06 and an increase of $73m against 2H06 which was impacted by Cyclone Larry.

The improved performance in 1H07 was led by the short-tail commercial lines portfolio which benefited from a lower incidence of large losses.

The profit also benefited from continued favourable claims experience in long-tail classes and prior year reserve releases of $94m, which is in line with the $87m released in 1H06.

The 1H07 expense ratio of 32.1% improved from 34.1% in 1H06. This improvement is particularly pleasing in the context of falling premium rates.

A core element of Australian Commercial Lines' strategy for long term profitability throughout the insurance cycle is to maintain effective relationships with brokers and improve levels of service and product offerings. This effort has resulted in customer retention rates being sustained above 80% despite the challenging rate environment.

The fee based businesses generated a profit of $27m in 1H07, compared with profits of $7m and $1m in 2H06 and 1H06, respectively. The increase is attributable to the improved results in the workers' compensation business where the Group manages government underwritten workers' compensation business in NSW and Victoria.

The premium funding business has continued to grow and remains profitable. This market is experiencing increased competition from a range of financial institutions. Loans outstanding at 31 December 2006 were $158m compared to $131m at 30 June 2006, representing an increase of 20.6%.

International businesses

International	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	502	509	526	635
Gross earned premium	496	524	512	619
Reinsurance expense	(48)	(56)	(55)	(60)
Net premium revenue	448	468	457	559
Net claims expense	(285)	(271)	(300)	(361)
Commission expense	(44)	(45)	(44)	(57)
Underwriting expense	(71)	(80)	(83)	(122)
Underwriting profit	48	71	30	18
Investment income on technical reserves	16	15	15	17
Insurance profit	64	86	45	35
Share of profit from associates	-	[illegible]	2	3
Fee based business	(2)	(3)	(4)	(1)
Corporate expenses	-	[illegible]	-	(2)
Total international result	62	83	43	35
Insurance ratios				
Loss ratio	63.6%	58.0%	65.7%	64.6%
Expense ratio	25.6%	26.8%	27.9%	32.1%
Commission ratio	9.7%	9.6%	9.7%	10.2%
Administration ratio	15.9%	17.2%	18.2%	21.9%
Combined ratio	89.2%	84.8%	93.6%	96.7%
Insurance margin (before tax)	14.3%	18.4%	9.9%	6.3%

The International Business segment is in transition from being almost exclusively comprised of the Group's New Zealand operations to including Asia and Europe.

The growth in the 1H07 is attributable to the first full period of ownership of Safety Insurance in Thailand and the inclusion of the Hastings/Advantage Group from October 2006.

Going forward we will also include the Equity Insurance Group, which incorporates Open & Direct, a broker in Northern Ireland which was purchased on 17 January 2007.

If you combine the underwritten premium for Equity Insurance Group and Advantage for the year ended 31 December 2006, the UK operations wrote approximately £466m or $1.2bn of GWP.

IAG New Zealand

New Zealand Operations	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	**502**	**494**	**477**	**460**
Gross earned premium	**496**	**507**	**462**	**470**
Reinsurance expense	(48)	(44)	(37)	(42)
Net premium revenue	**448**	**463**	**425**	**428**
Net claims expense	(285)	(268)	(281)	(258)
Commission expense	(44)	(46)	(39)	(45)
Underwriting expense	(71)	(78)	(77)	(98)
Underwriting profit	**48**	**71**	**28**	**27**
Investment income on technical reserves	16	15	14	12
Insurance profit	**64**	**86**	**42**	**39**
Insurance ratios				
Loss ratio	63.6%	57.9%	66.0%	60.3%
Expense ratio	25.6%	26.7%	27.3%	33.4%
Commission ratio	9.7%	9.9%	9.1%	10.5%
Administration ratio	15.9%	16.8%	18.2%	22.9%
Combined ratio	89.2%	84.6%	93.2%	93.7%
Insurance margin (before tax)	14.3%	18.6%	9.9%	9.0%

The New Zealand business delivered a margin of 9.0% for the period.

Consolidated GWP from New Zealand has fallen largely due to a lower average exchange rate for the New Zealand dollar during 1H07. In local currency terms, GWP of NZ$537m remained in line with 1H06 and is consistent with the seasonality of the business.

Net earned premium reported for 1H07 increased marginally from 2H06. The apparent fall relative to 1H06 is almost entirely due to the NZ dollar's depreciation over the past year.

The 1H07 loss ratio of 60.3% represents an improvement of 5.7% on 2H06 due to a lower incidence of major storms. The 2H06 result included around $20m in losses from major snowstorms in June 2006. The underlying business has also experienced some increases in frequency and claims costs, primarily in home insurance which has been the driver of rate increases over the past year.

The 1H07 expense ratio of 33.4% increased by 6.1% relative to the 2H06.

Commission rates are rising in New Zealand where cluster groups of brokers are winning higher rates in a soft commercial market. The commission expense rate increased 1.4% during the period.

The Group is in the process of completing the implementation of the Australian personal lines system in New Zealand for the direct personal lines business. While external systems development costs are being capitalised, there are considerable internal costs which are expensed as incurred. These costs have driven an increase of 1.0% in the expense ratio relative to 2H06 and 1.5% relative to 1H06. Costs have also been incurred on improving the systems used for the interface with business partners.

In addition, the assumptions used in the liability adequacy test led to a write down of deferred acquisition costs in the period that added 2.5% to the expense ratio. The business delivered an insurance margin of 11.5% before this adjustment.

Asian operations

IAG
Insurance Australia Group

Asian operations	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Half-year ended Dec 06 A$m
Gross written premium	-	16	49	79
Gross earned premium	-	17	50	80
Reinsurance expense	-	(12)	(18)	(17)
Net premium revenue	-	5	32	63
Net claims expense	-	(2)	(19)	(41)
Commission expense	-	1	(6)	(11)
Underwriting expense	-	(3)	(6)	(9)
Underwriting profit	-	1	1	2
Investment income on technical reserves	-	(0)	1	3
Insurance profit	-	1	2	5
Share of profit from associates	-	3	2	3
Fee based business	(2)	(3)	(4)	(2)
Corporate expenses	-	[illegible]	-	(2)
Total Asian operations result	(2)	(2)	0	4
Insurance ratios				
Loss ratio		40.2%	59.0%	65.1%
Expense ratio		37.4%	35.4%	31.7%
Commission ratio		(15.1%)	17.7%	17.4%
Administration ratio		52.5%	17.7%	14.3%
Combined ratio		77.7%	94.3%	96.8%
Insurance margin (before tax)		19.3%	5.1%	7.9%

The insurance profit of $5m represents the performance of the Group's two Thai businesses:

NZI Thailand which is essentially a commercial insurer, was acquired in July 2005 and Safety Insurance which is principally a motor insurer has been consolidated since April 2006.

The Thai insurance market, which has been averaging growth in excess of 10% per annum for over five years, grew by only 6.3% in calendar 2006. This has been driven by lower motor vehicle sales (which slowed as a result of rising fuel prices), higher interest rates and a decline in consumer confidence in recent months. The Thai Department of Insurance estimates growth for calendar 2007 at 8% and motor vehicle sales growth is forecast at 1.5%.

Higher repair costs are a key component of the increase in the loss ratio. This is being offset by tight cost control over promotional expenses and keeping growth in administration costs below the growth in the business.

The share of profits from associates represents the Group's 30% share of the net profit after tax of AmAssurance, a composite insurer in Malaysia.

Investment performance

Portfolio income (pre-tax) and incl. Derivatives	Half-year ended Jun 05 A$m	Half-year ended Jun 05 Return* (%)	Half-year ended Dec 05 A$m	Half-year ended Dec 05 Return* (%)	Half-year ended Jun 06 A$m	Half-year ended Jun 06 Return* (%)	Half-year ended Dec 06 A$m	Half-year ended Dec 06 Return* (%)
Technical reserves	253	6.8%	195	5.6%	115	1.8%	176	5.2%
Shareholders' funds	170	14.6%	345	23.2%	194	15.0%	166	13.6%
Total investment income	423	9.0%	540	10.8%	309	5.6%	342	7.5%

Asset Class	Actual return Half-year ended Jun 05 %*	B'mark return Half-year ended Jun 05 %*	Actual return Half-year ended Dec 05 %*	B'mark return Half-year ended Dec 05 %*	Actual return Half-year ended Jun 06 %*	B'mark return Half-year ended Jun 06 %*	Actual return Half-year ended Dec 06 %*	B'mark return Half-year ended Dec 06 %*
Australian equities	10.4	8.6	16	14.4	13.1	9.1	11.2	12.9
Listed property trusts	1.3	1.4	11.5	11	6.6	6.4	26.1	26.0
International equities	3.3	2.5	16.7	14.6	5.6	4.6	5.7	6.6
Fixed interest (Aust & NZ)	3.1	2.9	2.6	2.6	0.5	0.4	2.9	2.9
International fixed interest	n/a	n/a	n/a	n/a	2.6	3.1	2.8	3.1
Market neutral	n/a	n/a	n/a	n/a	-1.2	1.9	0.9	3.1
Hedge funds	2.7	2.0	4.3	2.9	2.5	2.8	-1.3	3.1
Cash	2.8	2.8	2.9	2.9	2.9	2.8	3.1	3.1
Surplus capital portfolio	3.7	2.8	2.7	2.9	2.8	2.8	3.8	3.8
Total weighted average	5.0	4.4	6.4	5.9	3.8	2.8	4.8	5.2
Offsetting derivative component of overlay	-0.5	-0.6	-1.0	-1.0	-1.0	-0.8	-1.1	-1.0
Total (including overlay)	4.5	3.8	5.4	4.9	2.8	2.0	3.7	4.2

Insurance Australia Group Limited ABN 60 090 739 923 23

The Group's portfolios underperformed the return on benchmark by around 50 basis points for 1H07. This is the first half-year period to show under-performance after seven consecutive half-years of out-performance.

The return on the Group's technical reserves includes the return from the three alpha transfer strategies: the Australian equities and listed property overlay, the international fixed interest overlay and the market neutral long/short strategy. The active management of these assets, after allowing for the fixed interest return foregone and associated costs, detracted $12m from net pre-tax return over 1H07 following gains in each of the previous five half-year periods.

The Group's shareholders' funds are invested across a range of diversified asset classes and managers. Following the change to the strategic asset allocation implemented during the half-year, Australian fixed interest and cash represented 50% of the shareholders' fund assets as at 31 December 2006. Australian equities represented the next largest component at 27.9%, followed by international equities of 9.6%. The total pre-tax return from shareholders' funds was $166m for 1H07.

The gross return on the Group's Australian equities portfolios was 11.2% which is 1.7% behind the benchmark return for the period.

Capital adequacy/MCR position

IAG
Insurance Australia Group

Coverage of regulatory capital requirements	IAG Consolidated			Insurance Australia Ltd Sub-Group		
	31-Dec-05	30-Jun-06	31-Dec-06	31-Dec-05	30-Jun-06	31-Dec-06
Tier 1 capital						
Paid-up ordinary shares	3,263	3,263	4,000	1,286	1,286	1,288
Treasury shares	-	(40)	(40)	-	-	-
Hybrid equity	546	547	568	-	-	[illegible]
Reserves	-	(6)	[illegible]	-	(10)	(3)
Retained earnings	375	274	373	2,575	1,991	2,325
Excess technical provisions (net of tax)	465	421	456	458	377	409
Less: deductions [1]	(1,619)	(1,728)	(2,177)	(1,271)	(1,307)	(1,350)
	3,030	2,731	3,171	3,048	2,337	2,667
Tier 2 capital						
Subordinated debt	628	624	1,215	628	624	604
Capital base	3,658	3,355	4,386	3,676	2,961	3,271
Minimum capital requirements (MCR):						
Australian general insurance businesses	1,570	1,574	1,536	1,573	1,566	1,539
International insurance businesses MCR [2]	223	260	296	-	-	-
	1,793	1,834	1,832	1,573	1,566	1,539
MCR multiple	2.04x	1.83x	2.39x	2.34x	1.89x	2.12x

Insurance Australia Group Limited ABN 60 090 739 923 24

The Group's regulatory capital base, as defined by APRA, has increased from $3,355m to $4,386m during 1H07. It includes:

• The new capital raised in December 2006 by way of $750m share placement ($737m net of costs) and the $625m issue of subordinated notes in the UK ($615m net of discount). These notes are structured to qualify as lower Tier 2 regulatory capital.

• An increase in the Group's excess technical provisions of $35m due to a lower premium liability in CTP; less

• Deductions for the goodwill and intangibles arising from the Hastings/Advantage Insurance Group acquisition.

As the MCR has not changed substantially, the MCR multiple has expanded to 2.39x MCR. On a pro-forma basis, excluding the funds raised in December for the acquisition of Equity Insurance Group and Open & Direct, the MCR multiple would have been 1.86x. Post the acquisition of the Equity Insurance Group, this number has reduced to around 1.70x MCR. Based on our economic capital modelling, this level of MCR coverage indicates we have surplus capital.

However, there is a difference between the amount of capital that the rating agency requires based on its generic market based models for a 'AA' rating and our own internal capital model. The S&P model is now running at around 10% above our economic capital assessment and, as such, does not recognise our surplus capital position.

S&P recently advised us that our inaugural Enterprise Risk Management Assessment is excellent, which is the highest assessment available under their methodology.

We continue to work closely with the agency so that they can acquire a greater understanding and level of comfort from our internal capital modelling and our operational risk management capability.

IAG
Insurance
Australia
Group

Michael Hawker

Insurance Australia Group Limited
ABN 60 090 739 923

FY07 Outlook

IAG

- Continue to grow and diversify our earnings
  - Deliver the targeted synergy benefits for Hastings & Equity
  - Maintain pipeline of potential acquisitions
  - 1H07 interim dividend to be underwritten to fund future growth
- Generate GWP growth of 12 - 14%
  - From organic business and acquisitions
  - Excludes non-consolidated GWP of associates
- Deliver normalised ROE of at least 1.5x WACC *
  - Increasing importance of fee-based income stream
  - Pricing discipline maintained – for GWP and acquisitions
  - Continued focus on cost containment
- Maintain strong balance sheet and prudent reserving

* Subject to no catastrophes or large losses beyond our allowances and no major falls in bond values.

Insurance Australia Group Limited ABN 60 090 739 923 26

The themes of our outlook for the balance of FY07 are largely unchanged from what we presented at the beginning of the year. The detail is different as a result of having delivered the acquisitions of Hastings/Advantage and Equity Insurance Group. This provides more clarity on the source of growth in income and earnings for the balance of FY07 and into FY08. These acquisitions also underlie the current guidance on GWP growth for FY07 of 12 -14%.

We had hoped that we would have income from a 24.9% investment in China Pacific Property Insurance by now. Unfortunately this is not the case even though we had draft agreements finalised last July and continue to receive strong support from the various government bodies involved. The parent company, CPIC Group, is dealing with a range of challenges, including some issues arising from the agreements with the strategic partners in the life insurance business. This has delayed completion and the timing of our investment is now unclear. We remain in talks with CPIC and continue to believe that investing in China's insurance business is an important part of our long-term future.

In the meantime, we continue to develop opportunities elsewhere as evidenced by our UK acquisitions and our commitment of resources to Asia. The prospect of investment opportunities is why we have decided to underwrite our dividend and build a small bank of capital to support further bolt-on expansion by our businesses.

We expect to deliver at least 1.5x WACC for FY07. We received comment last year when we didn't give insurance margin guidance. With the increasing importance of fee income to our profits, insurance margin guidance is becoming less indicative of overall profitability and effective use of capital by the Group. For this reason, we intend sticking with ROE guidance and will also move to providing more information about our fee income business in future investor reporting.

However, we are confident of our insurance margin remaining very respectable for the rest of the year – subject to the usual caveats noted on the slide. The pressure from reduced pricing in commercial lines is expected to be more than offset by a combination of:

- cost containment in our existing operations;
- focus on delivery of synergies in our UK businesses;
- the return to growth in Australian personal lines; and
- the expectation that there may be more releases from long-tail classes.

Now, we'll take some questions ...

TSR performance since listing

IAG
Insurance Australia Group

Total Shareholder Returns - Since Listing


S&P/ASX All Ordinaries Accumulation Index
S&P/ASX 100 Accumulation Index
IAG Share Price Including Reinvestment of Dividends
IAG Share Price Including Reinvestment of Dividends and Franking Credits
Returns using a base index of 100
400 00
350 00
300 00
250 00
200 00
150 00
100 00
50 00
0 00
Notes
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

IAG
Insurance
Australia
Group

Questions

Insurance Australia Group Limited
ABN 60 090 739 923

ASX

AUSTRALIAN STOCK EXCHANGE

SEC MAIL RECEIVED PROCESSING
APR 20 2007
WASH. D.C. 209 SECTION

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2007

TIME: 10:52:58

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Correction to Ex Dividend Date

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

22 February 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

Correction to Ex Dividend Date for Interim Dividend payable 16 April 2007

Please be advised that the Ex Dividend date of 8 March 2007 for the Interim Dividend payable on 16 April 2007 announced today and referred to in the Media Release and Investor Report accompanying the release of IAG's Appendix 4D Half Year Report – 31 December 2006 was incorrect and should be **7 March 2007.**

Our apologies for this error.

Yours sincerely

Glenn Revell
Group Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

2007 Trading Calendar

Non-business and non-trading days for 2007

The following table sets out the days when ASX is closed for business and/or settlement. Please read in conjunction with the **footnotes**. Information on **trading hours** is also available.

Public Holiday	Date	Applies to the following States	Trading Day[1]	Settlement Activity - ASTC (CHESS)	Settlement Activity - ACH (DCS)	Bus. Day[2]
New Year's Day	Monday 1 January	ALL	Closed	No Settlement - ASTC	No Settlement - ACH	No
Devonport Cup	Wednesday 10 January	TAS[3]	Open	Settlement - ASTC	Settlement - ACH	Yes
Australia Day	Friday 26 January	ALL	Closed	No Settlement - ASTC	No Settlement - ACH	No
Royal Hobart Regatta	Monday 12 February	TAS[4]	Open	Settlement - ASTC	Settlement - ACH	Yes
Launceston Cup	Wednesday 28 February	TAS[5]	Open	Settlement - ASTC	Settlement - ACH	Yes
Labour Day	Monday 5 March	WA[6]	Open	Settlement - ASTC	Settlement - ACH	Yes
King Island Show	Tuesday 6 March	TAS[7]	Open	Settlement - ASTC	Settlement - ACH	Yes
Labour Day/Eight Hours Day/Adelaide Cup Day	Monday 12 March	VIC / TAS / SA	Open	No Settlement - ASTC	Settlement - ACH	No
Canberra Day	Monday 19 March	ACT[8]	Open	Settlement - ASTC	Settlement - ACH	Yes
Easter Thursday	Thursday 5 April	ALL	Close early[9]	Settlement - ASTC	Settlement - ACH	Yes
Good Friday	Friday 6 April	ALL	Closed	No Settlement - ASTC	No Settlement - ACH	No
Easter Monday	Monday 9 April	ALL	Closed	No Settlement - ASTC	No Settlement - ACH	No
Easter Tuesday	Tuesday 10 April	TAS[10]	Open	Settlement - ASTC	Settlement - ACH	Yes
ANZAC Day Holiday	Wednesday 25 April	ALL	Closed	No Settlement - ASTC	No Settlement - ACH	No
AGFEST	Friday 4 May	TAS[11]	Open	Settlement - ASTC	Settlement - ACH	Yes
Labour Day	Monday 7 May	QLD[12]	Open	Settlement - ASTC	Settlement - ACH	Yes
Foundation Day	Monday 4 June	WA[13]	Open	Settlement - ASTC	Settlement - ACH	Yes

COPY

ASX

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/03/2007

TIME: 09:06:14

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Interim Report to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

HOW WE'VE PERFORMED

$345m
Net profit after tax increased 15.8% on the previous period.

$3,155m
Net premium revenue increased 4% on the previous period, in a highly competitive market.

$420m
Insurance profit of $420 million was a solid result in the context of trading conditions experienced.

$166m
Investment income on shareholders' funds was down, reflecting lower returns.

13.3%
Group insurance margin of 13.3% is below the 15.1% in the previous corresponding period, while our combined Australian business achieved 14.8%.

13.5c
Interim dividend of 13.5 cents per share, fully franked, is in line with the previous interim dividend and guidance provided in August 2006.

19.5%
Return on equity of 19.5% remains above the Group's target of 1.5 times our weighted average cost of capital.

CORPORATE DIRECTORY

Share Registry Contact Details
Computershare Investor Services Pty Limited
GPO Box 4709
Melbourne Vic 3001
Telephone (within Australia) 1300 360 688
Telephone (outside Australia) +61 3 9415 4210
Fax (03) 9473 2470
Email iag@computershare.com.au
Hand deliveries can be made to
Level 2, 60 Carrington Street, Sydney NSW 2000

Registered Office
Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000
Telephone (02) 9292 9222
Fax (02) 9292 8072
ABN 60 090 739 923
www.iag.com.au

CONTINUING THE IAG RISK MANAGEMENT STORY:

IAG INTERIM REPORT 2007

This report, 'part 3.5', is an instalment in an ongoing series of reports which aim to demonstrate a risk management story must be told over the longer term. It provides a six-month update on the performance of a long term investment.

IAG Insurance Australia Group

HOW WE'VE PERFORMED

FINANCIAL PERFORMANCE

	Six months ended 31 Dec 2006 $m	Six months ended 31 Dec 2005 $m
Net premium revenue	3,155	3,111
Net claims expense	(2,033)	(1,985)
Commission expense	(259)	(254)
Underwriting expense	(619)	(598)
Underwriting profit	244	274
Insurance profit	420	469
Net profit attributable to holders of ordinary shares	**345**	**461**

FINANCIAL POSITION

	As at 31 Dec 2006 $m	As at 31 Dec 2005 $m
Investments	11,843	10,803
Other assets	4,998	4,553
Intangibles	1,920	1,538
Total assets	**18,761**	**16,894**
Claims provisions and unearned premium	10,674	10,363
Borrowings and other liabilities	3,570	2,762
Total liabilities	**14,244**	**13,125**
Net assets	**4,517**	**3,769**
Equity attributable to IAG shareholders	4,344	3,597
Minority interests	173	172
Total equity	**4,517**	**3,769**


PAYING CLAIMS

[illegible]
Customers expect their claims will be paid. That's why we're here. But what makes us different is the way we pay claims – we focus on replacing their goods or getting them back to work as quickly as possible.


UNDERSTANDING PRICING RISK

UNDERSTANDING AND PRICING RISK
When customers take out insurance they want to know the price we charge is accurate and fair. That's why we use our extensive data records to help us calculate each customer's premium to ensure it is neither overpriced nor underpriced.


MANAGING COSTS

[illegible] to premium prices, so [illegible] as efficient as possible. IAG's large scale allows us to manage costs through access to volume discounts across the supply chain, without sacrificing quality, thereby keeping costs per policy down.


REDUCING RISK

REDUCING RISK
No one wants to experience the hardship that leads to making an insurance claim. IAG invests in programs to reduce the incidence of crime; make our roads, homes and workplaces safer; help prevent fires; and reduce our environmental impact – because the fewer risks there are, the better for everyone.

LAYING THE FOUNDATION FOR NEW GROWTH

We are pleased to advise Insurance Australia Group Limited (IAG) has recorded a net profit after tax of $345 million for the first half of the 2007 financial year. While this is down on $461 million recorded in the previous corresponding period, it is a 15.8% improvement on the six months to June 2006, demonstrating the Group's business performance is gathering momentum and transitioning to a new path of growth.

The Group is already starting to see the benefits of our strategy to diversify our risks and develop into an international general insurance group through the purchases of the Hastings and Equity motor insurance businesses in the UK. These new opportunities have come at a challenging time in the Australian and New Zealand markets, where competitive pricing and pressure in commercial rates from the soft cycle continue.

The result was achieved on an insurance margin of 13.3% and will enable payment of a fully franked interim dividend of 13.5 cents per share.

The strength of the result was impacted by lower investment returns on shareholders' funds decreasing to $166 million. We changed the Group's investment allocation strategy in the final quarter of 2006, which has reduced exposure to equity market volatility.

UNDERLYING BUSINESSES ON A GROWTH CURVE

One of the most pleasing aspects of this result is that our Group revenue, margin and profit have increased compared to the second half of last year. The ability to sustain an insurance margin of 13.3% (12.4% in the previous period) despite a soft cycle in commercial lines, a more competitive pricing strategy in Australian Personal Lines and the removal of some premium from the NSW CTP market demonstrates the business is well insulated against market volatility.

In our largest business, Australian Personal Lines, we have developed a more sustainable business model based on reinvigorated customer service, product-focused marketing and a more competitive price position. The success of this strategy is evidenced by renewal rates in direct NSW car comprehensive and home portfolios above 93% and in December our share of NSW CTP registrations almost reached our June 2007 target of 38%.

Our Australian Commercial Lines business delivered a strong margin, benefiting from continued favourable developments in long-tail classes and a focus on managing our relationships well, adhering to underwriting disciplines rather than pursuing unprofitable marketshare.

Offshore, our businesses in Asia continue to grow, and the result included the first contribution from Hastings, one of our UK businesses.

DIVIDENDS AND CAPITAL MANAGEMENT

The Group raised $875 million in equity capital and $625 million in debt in December 2006 and January 2007 as funding for the Equity acquisition. This included an institutional placement and retail share purchase plan which were both heavily over-subscribed at $5.50 per share.

Earnings from the period together with new capital issued in the funding of Equity have helped to maintain our "AA" rating by Standard & Poor's for our key wholly-owned Australian insurers.

The Board has declared an interim dividend of 13.5 cents per share fully franked, in line with the previous interim dividend. It will be paid on 16 April 2007 to shareholders registered on 14 March 2007. The Board expects to return to growing dividends when the acquired businesses make meaningful contributions to the Group's results.

OUTLOOK

We remain on track to meet our full year guidance of 12-14% gross written premium growth while maintaining return on equity at least 1.5 times weighted average cost of capital.

Our Australian and New Zealand businesses are well positioned to continue delivering quality returns in a competitive market.

The acquisition of Hastings and Equity, and growing contributions from our Asian operation, add to our offshore earnings potential. We will also continue to pursue international expansion opportunities which meet our stringent investment criteria.

The strategy of the business continues to reap rewards, and your Board and management will continue to harness this momentum to deliver sustainable value for shareholders.

James Strong
Chairman

Michael Hawker
Chief Executive Officer

SEC MAIL PROCESSING
RECEIVED
APR 2 0 2007
WASH. D.C. 209 SECTION

ASX

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/03/2007

TIME: 14:37:11

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALLIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP COLEBATCH
Date of last notice	5 January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indrect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	13 March 2007
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	10,251
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$59,583
No. of securities held after change	10,251 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under the Non-Executive Directors' Share Plan Trust

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ATTACHMENT 1

Non-Executive Directors' Share Plan Offer

Director	Base Fee (per annum)*	Compulsory -20%	Nominated	Total	Base Fee ** Nominated 1/1/07 to 30/11/07	Restriction period Nominated (yrs)**	VWAP	Number of shares
Mr P (Phillip) Colebatch	$130,000.00	20%	30%	**50%**	$59,583	5	$5.812	10,251

* *This is the annual base fee for services as a Non-Executive Director not including committee fees as at the date of this meeting.*

** *This is the Director's dollar value participation and restriction period based on their current preference.*

7 March 2007

… the … meeting on 13 March 2007

The Chairman and Directors
IAG Share Plan Nominee Pty Limited

NON EXECUTIVE DIRECTORS' SHARE PLAN – MR PHILLIP COLEBATCH

The Non-Executive Directors' Share Plan (**Plan**) allows Insurance Australia Group Limited (**IAG**) to provide IAG Non-Executive Directors with not less than 20% and not more than 90% of their annual base fees (not including Board Committee fees) in IAG shares (**NED Shares**).

Mr Phillip Colebatch, a resident of the United Kingdom, was appointed to the Board of IAG on 1 January 2007. IAG Group Legal, in consultation with Lovells in London, have confirmed that there are no legal impediments to Mr Colebatch's participation in the Plan.

Mr Colebatch has provided his preference as to the proportion of his base fees for the period 1 January to 30 November 2007 which he wishes to participate in the Plan and the restriction period applicable to those NED Shares. This has been done as a standing preference until otherwise indicated by Mr Colebatch.

Preference and Offer Documentation

At the Nomination, Remuneration & Sustainability Committee (**NRSC**) meeting held on 7 November 2004, the Non-Executive Directors' offer documentation (including the Offer Form and the NED Shares Terms) was approved as a standing resolution. This included a Preference and Offer form. A copy of this form and the NED Shares Terms will be available at the meeting. As part of this resolution, the Head of Human Resources, or the person acting in that role, was authorised to insert the restriction period in the NED Shares terms for individual Non-Executive Directors

The NRSC approved the invitation to Mr Colebatch at the meeting held on 20 February 2007, based on Mr Colebatch's preference relating to:

- The percentage of his base fees (as at the date of the invitation) for the period from 1 January 2007 until 30 November 2007, that he wishes to receive in NED Shares; and
- The restriction period for the NED Shares.

Acceptance of Restriction Periods and Offers

The Board is requested to consider and approve the nominated restriction period for Mr Colebatch as outlined in **Attachment 1**, and to accept the Standing Offer from Mr Colebatch to participate in the Plan. The number of NED Shares that will be allocated to Mr Colebatch is calculated by dividing his dollar value participation in the Plan (as set out in **Attachment 1**) by the volume weighted average price ("**VWAP**") of IAG ordinary shares in the one week period preceding the allocation date.

Computershare Plan Managers Pty Limited (**Computershare**) will advise the VWAP for IAG shares for the 1 week period preceding the allocation date on the allocation date (13 March 2007). The details of the VWAP and the number of NED Shares to be allocated to Mr Colebatch will be advised at the meeting.

Acquisition of Shares/Funding the Offer

A separate paper concerning the acquisition of shares to ensure that the Trustee can comply with its future obligations under the NED Plan will be tabled at the meeting.

Issue of Statements to Participants

Following the allocation, the Board is requested to approve that Computershare be instructed by IAG Human Resources to issue a statement to Mr Colebatch providing details of his participation in the NED Plan.

RECOMMENDED RESOLUTIONS:

It is recommended that the Board resolve to:

1. **Approve the restriction period nominated by Mr Colebatch as set out in Attachment 1;**

2. **Accept the Standing Offer to participate in the Non-Executive Directors' Share (NED) Plan made by Mr Colebatch and to allocate [number of shares to be tabled at the meeting] to Mr Colebatch; and**

3. **Instruct Computershare Plan Managers Pty Limited to issue a statement to Mr Colebatch providing details of his rights under the NED Plan.**

Alex Christie
Senior Manager, Remuneration & Benefits

SEC MAIL PROCESSING
RECEIVED
APR 20 2007
WASH. D.C. 209 SECTION

COPY

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/03/2007

TIME: 08:31:53

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

UK Investor Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

29 March 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
INVESTOR PRESENTATION ON UK OPERATIONS

We enclose a copy of a presentation which is being made to an investor by members of IAG's UK management team today.

Yours sincerely

Glenn Revell
Group Company Secretary

Attachment (161pages)

IAG
Insurance
Australia
Group

Business and UK Market Overview

equity INSURANCE GROUP

Hastings DIRECT

March 2007

Important notice

Insurance Australia Group

The information contained in these presentations is intended to provide an overview of certain information relating to the businesses operated by Insurance Australia Group Limited ('IAG') in the United Kingdom and Gibraltar and the markets in which those businesses operate. It does not purport to be a complete description of these businesses.

The information has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice).

To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

The information does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, investors must rely on their own examination of IAG and its operation, including the merits and risks involved, and take independent professional advice in relation to the Information and any action to be taken on the basis of the Information.

This presentation is not an offer for subscription, invitation, recommendation or sale with respect to the purchase or sale of any shares in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur. In particular, such forward-looking statements are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of IAG.

Nothing in this document forms the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. IAG is not licensed to provide financial product advice in relation to an investment in its shares and there is no cooling-off period in relation to any such investment.

Introduction & Agenda

IAG Insurance Australia Group

London AM

• **Market Overview**	**John Castagno**
• **Overview of the Businesses**	**Neil Utley**
– Equity	
– Hastings	
– Advantage	
• **Underwriting**	**Keith Charlton**
• **Claims**	**Phil Anderson**

Colchester PM

• **Direct Broking**	**Peter Connell**
• **Branch Broking**	**Nick Potts**
• **Tour of the Colchester operation**	**John Castagno**

IAG
Insurance Australia Group

Equity Insurance Group

equity
INSURANCE GROUP

Business Overview - EIG

Insurance Australia Group

Underwriting

- UK's 5th largest motor insurer and the largest motorcycle insurer
- The largest motor syndicate at Lloyd's; s.218
- GWP of more than £550m (1,400mAUD) for 2006
- 38 year track record of unbroken profitability
- Upper quartile operating ratio of 92.2%*

Distribution

- The UK's 7th largest personal lines intermediary business (including ODIS)
- The largest broker in Northern Ireland
- Multi-channel distribution - telesales, Internet and high street branches
- GWP of more than £200m (509mAUD)



Agricultural 3%
PA 2%
Household 8%
Roadside Rescue 3%
Private car broker 21%
Private car direct 9%
Fleet 22%
Motorcycles 12%
Special Risks 20%



Road Rescue 4%
Other 1%
Classic 5%
Commercial 13%
Travel 6%
Motorcycles 3%
Household 8%
Private Car 60%

* Earned claims and expenses against net earned premium

Business and Revenue Model - EIG

Approximately 19% of the premium underwritten by s.218 is derived from the Group's own direct and branch distribution

Business



Owned Distribution
Direct
Branch
12.6% of ERS Premiums
6.3% of ERS Premiums
[redacted]
External Brokers
81.1% of ERS Premiums
Owned Capacity 64%
3rd Party Capacity (Names) 36%
Syndicate 1208 (In run-off since 2002)

Revenue Streams

- Broking Profits

Underwriting

- Underwriting profits
- Investment Return
- Profit Share
- Management Fee

IAG
Insurance
Australia
Group

Equity Red Star

Acquisition History

IAG

Acquisitions

1976	Lion/Charter Motor Synd. 495
1978	Kinloch Motor Syndicate 82
1982	Trinity Motor Syndicate 999
1987	Red Star Motor Syndicate 675
1987	Barbican Motor Syndicate 325
1990	Beacon Motor Syndicate 81
1991	Mitre Motor Syndicate 195
1992	HGP Motor Syndicate 560
1999	Shead Motor Syndicate 866

Acquisition of "Right to Renew"

1994	Service Motor Syndicate 979
1995	Dominion Insurance Co.
1995	Lion Insurance Co.
1996	U F G I Insurance Co.
1997	East West Insurance Co.
2002	Crowe Motor Syndicate 963
2006	Legal & General Ins Co - motor policies

Performance against the Market (1)

2003 - 2005 combined shows Equity with the market leading Combined Ratio



Market average = 99.5%
RBS
Aviva
R&SA
Zurich
equity
Co-op
AXA
HBOS
Liv Vic
Allianz
Fortis
Highway
Groupama
MMA
HSBC
Provident
NFU
Brit
30
25
20
15
10
5
0
Market Share %
130
120
110
100
90
80
70
2003-2005 Combined Ratio % (FSA / GAAP basis)

Note: HBOS includes First Alternative from 2005

Performance against the Market (2)



% outperformance by Equity against market
Median = 15% over 25 years
% 30
25
20
15
10
5
0
1980
1985
1990
1995
2000
2005
2006*

*2006 assumes a market combined ratio of 106%

Source: B&W Deloitte, Equity

Claims Development

Motor - Net Incurred loss Ratio Progression


120
100
80
60
40
20
0
%
99
97
96
98
04
03
02
00
95
01
94
93
05
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
Quarter
Quarter
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Insurance Australia Group

Distribution

Business Model



Customers
Telephone and Internet
Face-to-face
Distribution channel
first direct
RENAULT insurance
Alexander Forbes
Direct Marketing
Affinity
Transfers
Branches
Manufacturing
ERS 86%
Panel 14%
ERS 52%
Panel 48%

Note: Percentages reflect 2006

Direct Marketing


insure
0800 169 0177
We guarantee to beat your car insurance renewal quotation!*
0800 169 0177
Direct mail:
Renewal dated
Re-solicitation
welcome to
low cost bike insurance
OVER 25?
YOU NEED TO CALL US
Advertising:
Yellow Pages
Specialist press
On-line banners
You can save up to £95* by switching your car insurance to us!
On-line aggregators

Key Affinity Partners

IAG Insurance Australia Group

Motor Manufacturers		Financial Services	Other
Alfa Romeo	Subaru Insured		Ryanair
Chevrolet	Fiat	first direct	The Friendly Club
Harley-Davidson Motor Cycles	Renault insurance	Market Harborough Building Society	bonmarché
Triumph	Suzuki	reliance building society	Age Concern
Nissan		Alliance Leicester	

Growth of Branch Network



Profit (£m)
Number of Branches
0
1
2
3
4
5
6
7
8
0
10
20
30
40
50
60
70
80
90
100
2000
2001
2002
2003
2004
2005
2006
EIB
ODIS
No of Branches

- *Growth in 2003/2005 led by Bennetts and JMW acquisitions (20 and 8 branches respectively)*
- *ODIS will significantly increase scale in 2007*
- *Low (and certain) acquisition cost*

Note: Profit is Earnings Before Interest and Tax

Branch Locations

Insurance Australia Group

NORTHERN IRELAND (17 BRANCHES)	
BALLYMENA	
BELFAST (x3)	(1)
COLERAINE (x2)	
DUNGIVEN (x2)	
GLENGORMLEY	
LISBURN	
LONDONDERRY (x2)	
MAGHERAFELT	
MOIRA	
NEWTOWNARDS (x2)	(1)
LURGAN	(1)

SOUTHERN REGION (30 BRANCHES)	
BASINGSTOKE	
BRENTWOOD	(2)
BOURNEMOUTH	
BRIGHTON	
BRISTOL	
CAMBERLEY	
CHANDLERS FORD	(1)
CHELTENHAM	
CIRENCESTER	(1)
CRAWLEY	
EXETER	
FAREHAM	
FRESHWATER	
FROME	
NEWBURY	
POOLE	
PORTSMOUTH	
PULBOROUGH	
RYDE	
SALISBURY	
SHAFTESBURY	
SOUTHAMPTON	
STROUD	
SUTTON	
SWINDON	
WESTON	
WINDSOR	
WORKINGHAM	
WORTHING	
YEOVIL	(1)



NORTHERN REGION (29 BRANCHES)	
ALFRETON	
BELPER	
BIRSTALL	
BISHOPS STORTFORD	
BULWELL	
BURTON	
BURTON ON TRENT	(1)
COVENTRY	
DONCASTER	(1)
GRANTHAM	
GRIMSBY	
HEANOR	(1)
HINKLEY	
KING'S LYNN	
LEDBURY	
MALVERN	
MARKET HARBOROUGH	
MELTON	
MEXBOROUGH	
MICKLEOVER	
NEWARK	
NEWCASTLE	
OAKHAM	
RETFORD	
RUGELEY	
STONE	(1)
SUTTON	
SWAFFHAM	
WIGSTON	

(1) Includes Commercial
(2) Commercial only

2006 Highlights

Insurance Australia Group

Direct Broking

- Launch of new schemes for first direct, Renault and Alliance & Leicester
- Development of new online quote and buy sites for Ryanair, first direct, Alliance & Leicester, Skipton Building Society and insure.co.uk
- Inclusion of insure.co.uk on confused.com aggregator
- Relocation of Contact Centre to Colchester
- New business volumes in December exceeded forecast, original budget and highest since March 2005. January 2007 184% up on 2006

Branch Network

- 21 acquisitions (11 branches; 10 infills) with estimated annualised GWP of £17.8m and 36.9k policies
- Acquired Open + Direct Insurance Services
- 52% of Branch GWP with ERS by December 2006 (2002 6.4%)
- 14 branches refurbished
- All branches rebranded to 'Equity Insurance'

IAG
Insurance
Australia
Group

Hastings Direct and Advantage

Hastings DIRECT

advantage
insurance
company

Business Model – Hastings Direct

Insurance Australia Group



HastingsDIRECT
Direct Distribution
Telephone
548k Policies
Internet
213k Policies
Hastings Direct Panel
2006
Hannover
26%
Intermediary
Distribution
304k Policies
Advantage

Note: Hannover ceased in 2007, we expect Advantage to write the majority of this business

Business Model - Advantage


advantage insurance company
UK Administration
Hastings DIRECT
Direct Distribution (62%)
Intermediary Distribution – AA, Budget etc (38%)

Introduction to Hastings

Insurance Australia Group

- Hastings Insurance Services Limited – a personal lines insurance broker launched in January 1997
- 2 Trading Divisions – Hastings Direct and Peoples Choice (acquired in July 2003)
- Hastings offers a totally integrated panel solution of over 40 insurers with 60 products, giving the ability to quote widely and competitively
- Full claims handling for Advantage and other insurers
- The Company's IBM iSeries 8.30 computer system and Meridian telephone switch have been planned and implemented from new, specifically for Hastings Insurance Services
- Robust, dedicated data and telephony links are now in place between the three sites, offering resilience and flexibility

Key Facts

Insurance Australia Group

- 1,417 staff in 3 locations / Contact Centres – Bexhill-on-Sea, Leicester and Manchester
- The Group received just over 4.6 million calls during 2006 (2.5 mill sales calls)
- Nearly 900,000 policyholders
- The Company administered £200 million gross written premium in 2006
- In 2006 turnover increased to £64 million, from £55 million in 2005
- Ranked in the top 5 Personal Lines Insurance Intermediaries in the UK by Insurance Times (August 2006)

Highlights and Unique Selling Points

Insurance Australia Group

- Strong and distinctive brand identity, including Harry and 1066 telephone numbers

- Hastings was the first insurance provider to validate claims history at point of sale (as opposed to point of claim) using the Claims and Underwriting Exchange Register (CUE) and in January 2003 became the first to go live with CUE PI (Claims and Underwriting Exchange Personal Injury/Illness claims database)


HastingsDIRECT.COM
Welcome to Hastings Direct
Harry
HastingsDIRECT.COM
Welcome to Car Insurance
0800 015 5982

- New Hastings Direct branded website, launched in September 2006

- The site leverages the power of the existing iSeries rating engine and brings together the latest in website architecture – providing maximum tolerance and resilience with built-in scalability to support corporate growth

- The site is designed around optimum functionality whilst considering the delicate balance between providing the most competitive price and the shortest possible customer journey (a price being obtained after 33 questions)

Distribution

	% Quotes Offline	% Quotes Online	% Policies Offline	% Policies Online
2006	57%	43%	81%	19%
2007 (expected)	40%	60%	72%	28%

Telephone



Private Car



Motorcycle



Home

Travel

Commercial Vehicle

Internet



Private Car



Motorcycle

Commercial Vehicle

Coming Soon: Travel and Pet

Insurance Australia Group

Claims

Claims: Locations & Staff

Group Management	**42**
AD & TPD	**436**
P.I. & Litigation	**114**
Total	**592**



Manchester	
AD & TPD	27 FTE'S
PI & Litigation –	16 FTE'S

Swansea	
Operations Centre	225 FTE's

Brentwood	
Group	14 FTE's
P.I. & Litigation	41 FTE's

Colchester	
Group	23 FTE's
P.I. & Litigation	30 FTE's

Bexhill	
Group	5 FTE'S
PI & Litigation	27 FTE'S
AD & TPD	184 FTE'S

IAG
Insurance
Australia
Group

People

Our People

IAG
Insurance
Australia
Group

- Headcount February 2007 was 3,028
- The workforce is split 47% to 53% Male/Female respectively
- The average age of the workforce is 33 years old
- The average length of service is 4.5 years

Our Behaviours

Insurance Australia Group

Analytical



Commercial



Improvement



Focus



Outperformance



Passion



Speed



2006 Highlights

Insurance Australia Group

- **Strengthening of management team**
  - Richard Brewster
  - Phil Anderson
- **Strategic owner following the sale to IAG**
- **Large Affinity wins**
  - Alliance & Leicester
  - First Direct
  - Renault
- **Launch of the new Insure site / White Label site / Hastings Direct site**
- **Full roll out of TV adverts featuring 'Harry'**
- **Acquisition of ODIS**

IAG
Insurance
Australia
Group

UK Market Overview

March 2007

Important notice

Insurance Australia Group

The information contained in these presentations is intended to provide an overview of certain information relating to the businesses operated by Insurance Australia Group Limited ('IAG') in the United Kingdom and Gibraltar and the markets in which those businesses operate. It does not purport to be a complete description of these businesses.

The information has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice).

To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

The information does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, investors must rely on their own examination of IAG and its operation, including the merits and risks involved, and take independent professional advice in relation to the Information and any action to be taken on the basis of the Information.

This presentation is not an offer for subscription, invitation, recommendation or sale with respect to the purchase or sale of any shares in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur. In particular, such forward-looking statements are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of IAG.

Nothing in this document forms the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. IAG is not licensed to provide financial product advice in relation to an investment in its shares and there is no cooling-off period in relation to any such investment.

IAG
Insurance Australia Group

Market Statistics

The UK Car Parc

- There are over 30 million cars on the road in the UK
- The rate of growth in cars on the road over the past five years is 9.7%
- 72% of all households own one or more cars
- By 2011 it is estimated that the will be 33.6m cars on the road but the adult population will only grow by 3.5%



Volume
18,596,072
19,034,744
19,470,944
19,948,475
20,655,557
21,543,079
22,500,296
23,123,196
23,351,210
23,640,664
24,038,997
24,470,962
24,962,263
25,547,607
26,318,329
27,010,437
27,539,160
27,959,691
28,604,238
29,320,899
29,895,832
30,267,204
30,674,000
1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Year

Source: Society of Motor Manufacturers and Traders 2006, Mintel 2006

The UK Motorist

- 32 million people in the UK hold driving licences
- Prevalence is among 35 – 64 year olds
- Number of licence holders under 30 has been declining, partly because:
  - Introduction of the theory test
  - Economics of running a car at younger ages
- As a result of the ageing population, the most significant growth is in:
  - Males over 70 (up 13%)
  - Females 60-69 (up 11%)



Male Licence Holders UK
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1992
2000
2002
2004
70 plus
60 to 69
50 to 59
40 to 49
30 to 39
21 to 29
17 to 20



Female Licence Holders UK
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1992
2000
2002
2004
70 plus
60 to 69
50 to 59
40 to 49
30 to 39
21 to 29
17 to 20

Source: Mintel 2006

The Age of our Cars

Insurance Australia Group

- Effectively half the cars on the road are less than six years old



2004-2002
26.2%
7,901,719
Less than three years old
2001-1999
23.3%
7,011,672
Three to six years old
1998-1996
20.3%
6,118,064
Six to nine years old
1995-1993
15.5%
4,663,549
Nine to 12 years old
Pre 1992
14.6%
4,394,708
More than 12 years old

Source: Society of Motor Manufacturers and Traders 2006

The Type Of Cars We Buy

IAG Insurance Australia Group

- Those increasing market share between 1996 and 2005:
  - Minis and Super minis now make up over 60% of all new registrations but currently only 31% of the entire market
  - SUVs and multi purpose vehicles have each at least doubled market share but:
    - Are still under 10% each
    - SUV sales started to slide in 2006 due to 'green' pressures
  - Specialist sports cars have marginally increased
- Mid sized and executive cars have lost market share
- Manufacturers leading the charge to develop lower emission vehicles are Honda, Toyota, Renault and Hyundai
  - VW, General Motors and Ford are lagging behind

Source: Society of Motor Manufacturers and Traders 2006

Fleet and Commercial Vehicles

- Company cars make up 36.3% of the commercial market
- Light goods vehicles make up 40.9% of the market and has shown the most significant growth
- New fleet registrations have been rising each year from just above 1m in 2000 to 1.184m in 2005
- New commercial vehicle registrations have risen year-on-year from 256,869 in 1996 to 385,969 in 2005



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
Other vehicles
Agricultural vehicles
Buses and coaches
Goods
Light goods
Taxis
Company cars

Source: Datamonitor analysis of DfT figures 2005, Society of Motor Manufacturers and Retailers 2006

Motorcycles

- 1.2 million motorcycles, scooters and mopeds licensed in the UK but 1.1m insured units
- Scooters/Mopeds and larger bikes are on the increase
- Five times more likely to be an additional mode of transport in a household
- 70% are ridden by those in the family life stages (30-59)
- Government strategy to reduce Bike fatalities by 40% by 2010. Two key initiatives are:
  - Introducing a register of accredited post test trainers in 2007 to assist in advanced driving skills
  - Have more stringent bike licensing by 2011
    - Bikes over 125cc will not be allowed to be ridden before age 19
    - Large bikes will not be allowed to be ridden before age 24


Motorcycle stock by engine size, cc
000s
1400
1200
1000
800
600
400
200
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Over 1,000
701-1,000
501-750
151-500
50-100
Less than 50

Source: DfT

Trends

- Environmental interest
  - Manufacturers have reduced emissions in most segments
  - Consumers are opting for mini or super mini cars
  - Hybrids are starting to appear and are being encouraged by exemption from Congestion Charging in London
- The cost of motoring in the UK
  - Additional taxation through road usage charging
  - Diesel registrations have increased 144% since 1996
  - Diesel registrations in the fleet market have increased by 155%
- Time
  - Inner city congestion has seen metropolitan growth of scooters/mopeds
- Telematics
  - Developments in telematics are being used for pay-as-you-drive insurance and commercial fleet management and premium discounts

Reductions in CO2 Emissions by Segment 1997-2005



10%
5%
0
-5%
-10%
-15%
-20%
-25%
Mini
Supermini
Lower Medium
Upper Medium
Executive
Luxury
Sports
Dual Purpose-4x4s/SUVs
MPV

IAG
Insurance
Australia
Group

Market Structure

Motor insurance market

- Mature and competitive market
- Total Motor GWP approx. £13bn in 2005
- Private Motor insurance accounts for the largest percentage of total motor GWP
- The top 5 insurers controlled more than 65% of premiums earned in 2005

Motor GWP by sector


Fleet, 17.0%
Commercial Vehicle, 9.8%
Motorcycle, 1.1%
Private , 72.0%

Top 10 Motor Insurers


RBS, 27.6%
Norwich Union, 12.1
R&SA 11.3%
Zurich, 9.1%
Equity, 5.4%
Rest of the market, 34.6%

Source: Datamonitor and FSA Returns

Private Motor Insurance

- Private motor market was worth £9.224bn GWP in 2005
- Growth of 3.7% over the period 2000 - 2005
- This was driven by growth in comprehensive cover as non comprehensive cover remained relatively static

Private Motor Market Growth 2000-2005



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
Non-comprehensive
Comprehensive

Source: Datamonitor

Fleet Insurance

- Fleet market saw 1.4% growth in 2005 to £2.24bn GWP
- The top 3 insurers – R&SA, Norwich Union and Zurich – share 59% of the market
- Predominantly it is distributed by brokers
- Leading brokers include:
  - Aon
  - Marsh
  - Willis
  - HSBC
  - Towergate
  - THB
  - RL Davison
  - Smart & Cook
  - Giles
  - Heath Lambert
  - Jelf

Fleet Market Share 2005



Others 16%
Royal & SunAlliance 24%
Norwich Union 20%
Zurich 15%
Allianz 9%
AXA 4%
Brit 2%
NIG 2%
Highway 2%
Groupama 1%
HSBC 1%
Equity 4%

Source: Datamonitor

Commercial Vehicle Insurance

- Commercial vehicle market was worth £1.62bn GWP in 2005
- NFU Mutual was the leading provider at £175.6m GWP
- Norwich Union's market share has steadily decreased from 25% since 2000
- Of the top ten only R&SA and Axa showed significant year-on-year GWP growth – 43.7% and 28.8% respectively

Commercial Vehicle Market Share 2005



Others 17%
NFU Mutual 15%
QBE 14%
Norwich Union 13%
Royal & SunAlliance 10%
CIS 5%
Highway 5%
AXA 5%
Tradex 5%
NIG 4%
Equity 7%

Source: Datamonitor

Motorcycle Insurance

- Motorcycle insurance market was worth £187m GWP in 2005
- Equity Red Star had nearly 30% at £55m
- Nearest competitor is Norwich Union at £32m
- New entrants to the market are rare but EBike entered in 2005
- Competitive pressure kept growth low in 2005 at 2.5% but 2004 saw an overall decrease by c. 6.2%
- Distribution remains strongly through specialist brokers, manufacturers and dealers

Motorcycle Insurance Market Share 2005



Groupama 3.3%
HSBC 2%
CIS 1.2%
Other 4.5%
Equity Red Star 29.4%
Landmark 5.1%
Highway 7.2%
AXA 8.3%
Royal & SunAlliance 9.0%
NIG 12.9%
Norwich Union 17.1%

Source: Datamonitor

Pricing movement

- The cost of an average car insurance premium rose sharply over the last quarter of 2006 to its highest ever level
- The average quoted premium rose by 4.35% to £805.70 (up 1.24% over the previous quarter)
- Premiums have risen 5.7% year-on-year
- The trend over the last quarter is supported by the RBS Group with Tesco, Direct Line and Churchill all raising their prices since August 2006 and sharp rises in the last quarter

AA British Insurance Premium Index
Market average trends since 1994



230.00
220.00
210.00
200.00
190.00
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
Jul-94
Oct-94
Jan-95
Apr-95
Jul-95
Oct-95
Jan-96
Apr-96
Jul-96
Oct-96
Jan-97
Apr-97
Jul-97
Oct-97
Jan-98
Apr-98
Jul-98
Oct-98
Jan-99
Apr-99
Jul-99
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Buildings
Contents
Comprehensive
Non-Comprehensive

Market Performance

Combined Ratio and Market Share



Market average = 99.5%
RBS
Aviva
R&SA
Zurich
equity
Co-op
AXA
HBOS
Liv Vic
MMA
HSBC
Fortis
Highway
Allianz
Groupama
Provident
NFU
Brit
Market Share %
30
25
20
15
10
5
0
130
120
110
100
90
80
70
2003-2005 Combined Ratio % (FSA / GAAP basis)

Note: HBOS includes First Alternative from 2005

Major Insurance Groups/Players

IAG Insurance Australia Group

	Retail	Broker	Affinity Partner
Aviva	NORWICH UNION, RAC	NORWICH UNION an AVIVA company	NORWICH UNION an AVIVA company
RBSI	direct line, privilege	NIG, finsure	UKI PARTNERSHIPS
R&SA	MORE TH>N®	ROYAL & SUNALLIANCE	ROYAL & SUNALLIANCE
AXA	swiftcover.com	AXA	AXA
HBOS	esure.com, Sheilas' Wheels, First Alternative, HALIFAX		
Allianz	Cornhill Direct, Petplan the pet people	Allianz Cornhill	Allianz Cornhill
Zurich	ZURICH®	ZURICH®	ZURICH®
IAG	Hastings DIRECT, insure, open + direct insurance	equity REDSTAR, advantage insurance company	equity
Admiral	ADMIRAL, Diamond, Confused.com, .co.uk, GLADIATOR, Bell		

Royal Bank of Scotland Insurance

FACTS

- £5.2bn GWP in 2005
- Accounts for 20% 0f RBS income
- 91% of business is personal lines
- Multi-brand strategy
- Also owns Tracker, a vehicle tracking device provider
- 12.2% of total General Insurance Market
- Sells motor insurance in Spain, Italy and Germany and has 2 million policyholders in these countries
- Combined ratio of 104.9% on motor insurance in 2005

RBS brand strategy



RBS
Retail
Broker
Partner
DIRECT LINE
NIG
UKI PARTNERSHIPS
churchill
Green Flag
privilege
Devitt
TRACKER
www.TRACKER.co.uk
RBS
Business Insurance Service

Source: Datamonitor 2006

Direct Line

IAG
Insurance Australia Group

FACTS

- £1.68bn GWP in 2005
  - £1.167bn GWP in 2005 from motor insurance
  - £296m in 2005 from household insurance
- Seventh largest general insurer on its own
- Direct to consumer brand through above the line and below the line marketing
- Used to be price champion brand
- Latest positioning is about giving better value


direct line


Split of book 2005
Personal pecuniary loss 11.7%
Travel 1.1%
Household 17.6%
Private motor 69.6%

Source: Datamonitor 2006

Churchill

FACTS

- £1.23bn GWP in 2005
  - £622m GWP from motor insurance in 2005
  - £541m GWP from household insurance in 2005
- Acquired by RBS in 2003
- Direct to consumer brand through above the line and below the line marketing
- Major above the line campaign in force – Challenge Churchill



Split of book 2005


Personal pecuniary loss 5.3%
Household 44.1%
Private motor 50.6%

Source: Datamonitor 2006

UK Insurance

FACTS

- £1.35bn GWP in 2005
  - £776m GWP from motor insurance in 2005
  - £203m GWP from household insurance in 2005
- Operates through affinities, such as Tesco Personal Finance, Nationwide and Saab

Split of book 2005



Travel 4.5%
Household 15.0%
Personal pecuniary loss 23.2%
Private motor 57.3%

Source: Datamonitor 2006

Norwich Union

FACTS

- £6.1bn net written premium in 2005
- 64.9% of business is personal lines
- Combined ratio of 92% in H1, 2006
- Owns RAC brand with c. 2.2m motor breakdown customers
- Distributes direct, through corporate partners (Abbey, ASDA, Saga, Lloyds TSB) and brokers
- Biggest advertising spend in general insurance c. £35m in 2005
- Norwich Union Direct has a marketing platform of Quote Me Happy
- Leading innovation through Pay As You Drive Insurance



Estimated share of personal distribution
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2005

NORWICH UNION
an AVIVA company

Split of advertising spend 2005



Home emergency, 4.4%
Ins range, 3.1%
Pet, 0.8%
Travel, 5.3%
Health, 7.3%
Motor, 52.4%
Home, 26.7%

Source: Datamonitor 2006

Royal & Sun Alliance

FACTS

- International general insurance group that derives 50% of premium income from the UK
- Direct, broker and affinity distribution (Halfords, Land Rover, Volvo)
- Direct brand is More Th>n that wrote £432m NWP in 2005.
- Advertising spend for More Th>n in 2005 was £22.7m

MORE TH>N®



Split of advertising spend in 2005
General/combined range 5.9 %
Pet 2.8%
Home 18.9%
Motor 72.4%

ROYAL & SUNALLIANCE



R&SA Split of book 2005
Other 4.2%
Household 44.1%
Motor 51.6%

Source: Datamonitor 2006

Allianz

FACTS

- Allianz Group showed a £3 billion net income in 2005
- Personal lines is 33% of business
- Pecuniary loss book larger than motor and household combined
- Expanding motor proposition into vintage and veteran cars



Allianz Cornhill
Allianz Cornhill
Allianz Cornhill Commercial
Allianz Cornhill Personal
Cornhill Direct
Personal Lines Broker
Allianz Cornhill Speciality
Animal Health
Schemes
Legal Expenses



Split of book 2005
Legal Expenses*, 27.5m
Schemes, 113.1m
Animal Health, 150.9m
Allianz Cornhill Speciality
Cornhill Direct, 72.8m
Personal Lines Broker, 193.7m
Allianz Cornhill Personal

Source: Datamonitor 2006

AXA

FACTS

- UK and Ireland contributed 23% of E18.9bn general insurance earnings of the group in 2005
- £1.07bn GWP in UK and Ireland in 2005 in personal lines and £1.365bn in commercial lines
- Distributes through corporate partners (Capital One, Egg, Portman Building Society), intermediaries and direct in the SME market
- Closed down direct to consumer operations
- 60% of business is through intermediaries
- Recently acquired Swiftcover – an on-line provider

Split of book 2005



Personal: 43.9%
Commercial: 56.1%

Source: Datamonitor 2006

HBOS

FACTS

- Owns St Andrews, ESure, Sheila's Wheels and First Alternative
- £1.977bn GWP in 2005
- St Andrews is the largest underwriter in the Group
- £327m GWP from motor insurance in 2005
- £507m GWP from household insurance in 2005
- ESure's motor insurance book was £237m GWP in 2005 and household insurance was £36.9m
- Distributes through some major corporate partners (Sainsbury's)

Split of book 2005



Gross written premium, 2005
£m
Other
Motor
Repayment (Third party)
Household
Repayment (Group business)
0
100
200
300
400
500
600
HBOS plc
FIRST ALTERNATIVE
Sheila's Wheels
HALIFAX

Source: Datamonitor 2006

Zurich

FACTS

- £2.6bn GWP in UK in 2005 (£848.6m in personal lines and £1.773bn in commercial lines)
  - £442m GWP from private motor insurance in 2005
  - £367.7m GWP from household insurance in 2005
- Motor book has been growing at 1.1% compound since 2000 but private motor book has decreased by 3.8%
- Heavily intermediated business and a public sector focus with a cautious approach to growing direct operations
- Advertising theme 'Because change happenz'

ZURICH®

Strategy

Intensifying market competition

- Increased marketing spend
- Fine margins in partnerships
- Ongoing broker consolidation

Our response

- Remain committed to all three channels
  - Leverage leading broker position
  - Exploit proven partnership capabilities
  - Growdirect in profitable segments
- Move to customer centric approach
- Enhance insight and analytical capabilities
- Wider product range/cross selling
- Exploit Zurich pan-European opportunities

Split of book 2005



Total personal
32.4%
Total commercial
67.6%

Source: Datamonitor 2006

Top UK Personal Lines Brokers



2005 Brokerage (£m)
200
180
160
140
120
100
80
60
40
20
0
AA
Swinton (incl Budget branches)
IAG (UK)
Budget (ex. Branches)
Endsleigh
RIAS
Kwik-Fit
A Plan Group
Carole Nash
BDML
Allen & Allen
Highway Retail
Outright

- *The combined UK business is now the 3rd largest personal lines broker in the UK*
- *Previously 5th (Hastings), 8th (Equity) and 15th (ODIS)*

Source: Insurance Times Top 50 Brokers (July 2006)

Broker Distribution

Direct (Telephone + Internet)	Face to Face	Direct and Face to Face	Affinity Partners
Hastings DIRECT, insure	equity insurance brokers	open + direct insurance	equity insurance brokers
theAA.com			
		swinton, SMART PEOPLE BUDGET	
			SMART PEOPLE BUDGET Junction
		ENDSLEIGH	ENDSLEIGH
a-plan	a-plan		
Kwik-Fit INSURANCE			
RIAS Insurance for the over 50s			
A&A GROUP LTD, My Quote.com			
		CAROLE NASH	CAROLE NASH
mq			BDML CONNECT
Highway Insurance			
AUTO direct			OutRight

Insurance Australia Group IAG

Distribution ownership

- £418.6m of Brokerage (52% of largest 15 personal lines brokers) is now owned and controlled by Insurers
- Remainder of personal lines broking market still largely independently owned
- Commercial lines remains largely independent (but Axa acquired Stuart Alexander & Layton Blackham on 16 January 2007; combined GWP £200m)

Insurer Owned	
Swinton	MMA
EIBL/Hastings/ODIS	IAG
Endsleigh	Zurich
RIAS	Fortis
Carole Nash	Groupama
Highway Retail	Highway
Outright	Fortis

Non-Insurer Owned	
AA	CVC/Pemira
Budget	Capricorn/Mgt
Kwik-Fit	PAI
A Plan Group	Independent
BDML	Capita
Allen & Allen	Independent

Source: Insurance Times Top 50 Brokers (July 2006)

AA

FACTS

- Largest motor breakdown organisation in the UK c. 15 million members
- £188.6m in brokerage
- Broker proposition that behaves like a direct writer
- Significant above the line marketing spend of £12.3m on car insurance in 2005

theAA.com

Insurance Australia Group

Source: Datamonitor 2006

Swinton/Budget

FACTS

- Largest chain of brokers in the UK – 260 branches
- Owned by MMA
- Swinton purchased Budget branches only
- £151.8m brokerage from Swinton and Budget branches
- £2m advertising spend in 2005
- Budget (non branch) brokerage in 2005 was £88.4m
  - Strong affinity deals through Junction brand (post Office and M&S)

SMART PEOPLE BUDGET

Source: Insurance Times Top 50 Brokers July 2006, Equity

Insurance Australia Group

Endsleigh

FACTS

- Originally positioned as a student specialist broker founded by the National Union of Students
- £60.1m in brokerage
- Now owned by Zurich
- Education union affinities (NASUWT and USU), NUMAST and Association of Optometrists, as well as direct to consumers

ENDSLEIGH

Source: Datamonitor 2006, Endsleigh

RIAS

Insurance Australia Group

FACTS

- Targeting the SAGA market-place and a growing brand
- £49.2m in brokerage
- Direct to consumer proposition
- 850,000 customers
- Part of Fortis Group

RIAS
Insurance for the over 50s

Source: Datamonitor 2006, RIAS

IAG
Insurance Australia Group

Kwikfit

FACTS

- Launched in 1995 by leading tyre and exhaust fitting service
- £41.3m in brokerage
- 300,000 policyholders
- Kwikfit has been private equity owned since 1999 (PAI Partners in September 2005 from CVC)

Kwik-Fit INSURANCE

Source: Datamonitor 2006, Kwikfit

A-Plan

IAG
Insurance Australia Group

FACTS

- Independent leading personal lines and motorcycle specialist
- £33m in brokerage in 2005
- 54 branches in the South of England – within a 100 mile radius of Oxford
- Branch and telephone driven marketing
- Focused on mid to high net worth market
- On-line quotes through Motorcycle Direct

a-plan insurance

MotorCycle Direct

Source: Insurance Times Top 50 Brokers July 2006, Equity, A-Plan

Allen & Allen

FACTS

- Specialist in performance cars and higher risk
- £18.3m in brokerage
- Hyperformance, Prestige and MyMotorQuote.com brands
- Telephone and Internet based
- Began trading in 1968 and trading as Allen & Allen in 1975

the A&A GROUP LTD

My Quote.com

Source: Insurance Times Top 50 Brokers July 2006, Equity, Allen & Allen

Carole Nash

Insurance Australia Group

FACTS

- Motorcycle insurance specialism
- £25.3m in brokerage
- Recently purchased by Groupama
- On-line and telephone based service

CAROLE NASH

Source: Insurance Times Top 50 Brokers July 2006, Equity, Datamonitor 2006

BDML

Insurance Australia Group

FACTS

- Intermediary and third party administrator
- Used by Norwich Union (and it's partners Asda and Barclays) and RAC
- £19.9m in brokerage
- Owned by Capita
- Administers over 500,000 policies
- Own brand to consumers through masterquote.co.uk

Source: Insurance Times Top 50 Brokers July 2006, BDML

Highway

Insurance Australia Group

FACTS

- Stock exchange listed
- £16.5m in brokerage
- 600,000 customers
- Marketed predominantly through intermediaries

Highway Insurance

Source: Highway

Outright

FACTS

- £14m in brokerage
- Owned by Fortis
- Manages schemes, books of business and operates through AutoDirect brand

OutRight

make insurance your next new product

AUTO direct GET IT RIGHT FIRST TIME

Source: Insurance Times Top 50 Brokers July 2006, Outright

Market Developments

How Consumers Buy

- The internet is now the second most common way of arranging motor insurance
- Consumers also use the internet as a research tool and therefore this platform plays a more important role than is indicated simply by sales figures
- Datamonitor predict that 29% of all motor insurance will be sold online by 2009



100%
80%
60%
40%
20%
0%
1999
2001
2003
2004
2005
Internet
Post
Face-to-face
Phone

Source: Datamonitor 2006

The broker of the future

- 17% of motor insurance sales now on-line and rising
- 8.1% of household insurance sales now on-line and rising
- Growth of this method of research and purchase has led to the growth of the aggregators
- Price is cited as the most influential factor in the purchase of motor insurance
- Aggregators are becoming the 'broker of the future'
- The share of new internet sales by aggregators in 2006 is estimated to be 25%
- Traffic is generated through:
  - Heavy above the line spend
  - Good natural search positioning
  - Good sponsored search positions on key words such as 'Cheap Car insurance'

moneysupermarket.com®
the price comparison site

Quote DETECTIVE .com

insurancewide.com

COMPARETHEMARKET.COM™
THE AUTOMATIC WAY TO FIND CHEAPER INSURANCE

gocompare.com

uSwitch.com

welcome to Confused.com

Source: Datamonitor 2006

Telematics and insurance

Insurance Australia Group

Norwich Union Pay As You Drive

- Two products: Young drivers (18-23); Low mileage drivers (24-65)
- Mobile phone style bills with:
  - —A tariff for each type of road and price per mile that increases for after 11 pm and in the morning rush hour.
  - —A tariff per daily mileage for driving abroad.
- An estimate is quoted at the outset based on the mileage data you provide.
- Upfront cost is £50 installation fee (done by sister company RAC) and part of the base premium. Charge also made to take the blackbox out.
- Monthly charges comprise a portion of the rest of the base premium, plus usage premium and any other flat rate charges.
- There is an optional £1.99 fee per month for itemised billing.
- Other add-ons are SatNav (£9.99 pm) and traffic camera alert (£9.99 pm/£16.99 pm for both options combined).

NORWICH UNION
an AVIVA company
"Pay As You Drive"™ insurance

Telematics and insurance

IAG
Insurance
Australia
Group

MoreTh>n DriveTime

- Aimed at young drivers (18-25).
- Looking for 2,000 for pilot.
- Offer is a 40% discount for not driving between 11 pm and 6 am.
- Any mileage recorded between these hours incurs an automatic £25 additional charge for each night that it happens (i.e. 4 nights a month would be £100 additional charge). Charge applies from 11.01 pm or before 5.59 am.
- Policy would expire on the renewal date after the 25th birthday of policyholder.
- Policyholder can track the account through a secure website.
- Blackbox is usually installed behind the dashboard and is installed free of charge.
- Cover rules are more restrictive than NU as NU doesn't restrict driving hours but charges a higher tariff.

DRIVETIME™
FROM MORE TH>N

Ecoinsurance

IAG Insurance Australia Group

introducing the UK's first eco-friendly car insurance

ecoinsurance for cars



offset 20% of your car's CO_2 emissions* at no extra cost to you

- **Offsets 20% of the car's CO2 emissions** by investing in projects like reforestation, renewable energy sources and third world education schemes
- **10% discount available for cars in tax band A** - those that emit less than 100g of CO2 per kilometre
- **Eco-friendly repair network** – they pay appointed repairers more than any other insurance provider to ensure they recycle materials like used oil and old bumpers.

CIS COOPERATIVE INSURANCE

Working with Aggregators

IAG
Insurance Australia Group

Utilising the marketing spend of the aggregators to generate business for insure.co.uk as part of the panel in motor and household insurance

- Live on screen-scrape technology with:
  - Insurancewide
  - Confused
  - Moneysupermarket
  - Quote detective
- In screen-scrape build phase with:
  - QuoteZone
- Several partners in the pipeline

Telematics and Insurance

Insurance Australia Group

- Investigating a joint venture with a producer of the blackbox technology
- Currently developing:
  - Proposal for the joint venture model
  - Product requirements
  - 200 car market research project with existing renewing customers to start in May 2007
  - Evaluating marketing propositions
  - Motor manufacturer opportunities
  - Europcar rental fleet (following a 100 car test by Europcar that is starting)
  - Direct to consumer proposition following market research project – good driving behaviour proposition

Eco-insurance

Insurance Australia Group

- Evaluating the market size
- Looking at and weighting the potential ‘green’ opportunities to be factored in
- Starting to generate ‘green’ motoring attitudinal research to create media stories
- Developing the proposition and business case for approval

Equity Red Star

29 March 2007

equity
REDSTAR

Important notice

The information contained in these presentations is intended to provide an overview of certain information relating to the businesses operated by Insurance Australia Group Limited ('IAG') in the United Kingdom and Gibraltar and the markets in which those businesses operate. It does not purport to be a complete description of these businesses.

The information has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice).

To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

The information does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, investors must rely on their own examination of IAG and its operation, including the merits and risks involved, and take independent professional advice in relation to the Information and any action to be taken on the basis of the Information.

This presentation is not an offer for subscription, invitation, recommendation or sale with respect to the purchase or sale of any shares in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur. In particular, such forward-looking statements are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of IAG.

Nothing in this document forms the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. IAG is not licensed to provide financial product advice in relation to an investment in its shares and there is no cooling-off period in relation to any such investment.

equity REDSTAR

Agenda

- ERS today
- Acquisition History
- Key Personnel
- Locations
- Underwriting Control Structure
- Breakdown of Business
- Specialist areas
- Broker Sales & Marketing

Equity Red Star

Equity Red Star – the origins

- Equity Motor Policies was established in 1946 underwriting less than £200,000 annual income.
- Until the "merger" with Red Star in 1987, annual income was c £20m. Following the creation of Equity Red Star income moved to over £40m.
- Income was close to £100m at the start of the 1990's and a combination of acquisition and organic growth saw significant growth from there.

Equity Red Star - today

- Gross Written Premium of more than £500m
- The 5th largest motor insurer in the UK and the largest Lloyd's motor syndicate
- The largest motorcycle insurer in the UK
- A track record of over 38 years of unbroken profit and a market leading operating ratio

Acquisition History

equity REDSTAR

Acquisitions

1976	Lion/Charter Motor Synd. 495
1978	Kinloch Motor Syndicate 82
1982	Trinity Motor Syndicate 999
1987	Red Star Motor Syndicate 675
1987	Barbican Motor Syndicate 325
1990	Beacon Motor Syndicate 81
1991	Mitre Motor Syndicate 195
1992	HGP Motor Syndicate 560
1999	Shead Motor Syndicate 866

Acquisition of "Right to Renew"

1994	Service Motor Syndicate 979
1995	Dominion Insurance Co.
1995	Lion Insurance Co.
1996	U F G I Insurance Co.
1997	East West Insurance Co.
2002	Crowe Motor Syndicate 963
2006	Legal & General Ins Co - motor policies

Key Underwriting Personnel

Volume Underwriting

Keith Charlton

Class Underwriters

Stuart Heath	Non Motor
Andrew Hill	Motorcycle
Alan Partlett	Private Car
Andy Cook	Direct
Ro Hart	Motor Breakdown

Bespoke Underwriting

John Josiah

Class Underwriters

Sally Cole	Special Risks
Steve Nethercoat	Fleet (Provincial)
Mike O'Mahoney	Fleet (London Mkt)
Malcolm Cawsey	Agricultural

Underwriting support

Ken Lambert	Technical & Audit
David Cole	Reinsurance
Gavin Ewart	Statistics
Derek Perry	Projects
David Grant	Sales & Marketing
Elaine Jewitt	IT Liaison

equity REDSTAR

Key Underwriters join through acquisition

HGP Motor Syndicate	- Ken Lambert Deputy Underwriter Alan Partlett Private Car Class Underwriter
Shead Motor Syndicate	- Andy Hill Motor Cycle Class Underwriter Mike O'Mahoney London Market Fleet
Dominion Insurance Co.	- John Josiah, Joint Underwriter Steve Nethercoat Provincial Broker Fleet, Malcolm Cawsey Agricultural Class Underwriter Elaine Jewitt IT Liaison
East West Insurance Co.	- Derek Perry, Projects
Crowe Motor Syndicate	- David Cole, Reinsurance

Locations



Carrickfergus
• NI P Car Underwriting
Brentwood
• Head Office
• Motor Underwriting
• Accident & Health
• Household Underwriting (Broker Services)
• Breakdown Recovery
• Sales & Marketing
Colchester
• Direct Referral Underwriters
• Reinsurance
London
• London Market Fleet
• Non Motor

India
- Back office processing support

Underwriting Control Structure

equity REDSTAR

"Auditor"	Audit carried out	Auditor reports to	Report sent to
Underwriting Division Auditor	Individual Underwriting within the Department	Class Underwriter	Class Underwriter
Quality Assurance Team	Quarterly Underwriting within each Division	Deputy Underwriter	Underwriter Deputy Underwriter Class Underwriter
Internal Audit	Agreed Programme	Audit Committee	Audit Committee Underwriter Deputy Underwriter Class Underwriter
ISO 2000	Six Monthly Quality Audit	Independent	Underwriter Deputy Underwriter Class Underwriter

All Underwriters have detailed Underwriting Authority

Quality Assurance Team report to Compliance and quarterly to 218 Management Committee and ESML Board

Breakdown of Business

- Broker Private Car
- Direct
- Motor Cycle
- Fleet
- Special Risks
- Agricultural Vehicle
- Household
- Personal Accident
- Motor Breakdown


Agricultural 3%
PA 2%
Household 8%
Roadside Rescue 3%
Private car broker 21%
Private car direct 9%
Fleet 22%
Motorcycles 12%
Special Risks 20%

Specialist Areas
From learner bike to Super Sports

equity REDSTAR

- ERS is the largest motor cycle insurer in the UK
- In 2006 Equity Red Star insured nearly one in every three motor cycles in the UK
- ERS cover the whole range of motor cycles from "Learner Bike" to "Super Sports Bike"
- ERS were the first UK insurer to introduce group rating for motor cycles



Specialist Areas
Fleet – Relationship driven

equity REDSTAR

- On larger fleets, an ERS underwriter will visit the policyholder regularly creating a three way relationship with the Broker
- This approach helps establish long term relationships
- Dodds Transport has been insured with us 60 years
- The Chief Executive of Prestons of Potto was a long time Chairman of the haulage trade body (RHA) and a good reference point for ERS
- Relationships drive 80% plus retention rate


m-real
DODD'S TRANSPORT


PRESTONS

Specialist Areas
Special Risks mix of business

equity REDSTAR



Motor Trade
4%
Taxi
15%
Specialist
Vehicle
18%
Minibus &
Coach
7%
Vans
27%
Bespoke P Car
13%
Haulage
14%
Misc CV
2%

Special Risks Income 2006






Autonational Rescue Website

equity REDSTAR

Join online or call

The breakdown service with the no-claims bonus

Autonational RESCUE


Autonational
RESCUE
08458 500 999

Contact us | Sitemap | Recommend a friend | Print Page

Join today

ring you back

Terms and Conditions
Privacy Policy
Cookies Statement

About us

Autonational Rescue the nationwide car breakdown service are introducing Britain to a new kind of rescue organisation...

...one that looks after its members whether they breakdown or not! You may already belong to a breakdown service. But is it because you expect to breakdown or because you appreciate the security and reassurance that membership provides?

But have you ever asked yourself:

"Why should I pay the same price as members who regularly break down once, twice or even three times a year?"

The plain fact is that you shouldn't. And if you join Autonational Rescue, then our No Claims Bonus will ensure that you dont.

What's more, you can now have one breakdown in any two years - without losing your no-claims bonus.

So why not join us today, the breakdown service with the no claims bonus!

Our policy wording has been approved by the Plain English Campaign and awarded their Crystal mark for clarity. For more information their address is www.plainenglish.co.uk

39 MINUTES

Plain English Campaign

Brokers

- Approx 3,500 brokers
- 40+ agencies with annual premium income over £1m
- 250 agencies with annual premium income between £50,000 and £1m
- 150 agencies with annual premium income between £25,000 and £50,000

Types of Broker

National	Aon, Marsh, Willis
Networks	Broker Network, Cobra
Wholesalers	R L Davison, Thompson Heath & Bond
Large Chain / Group	A-Plan, Swinton
Scheme / Specialist Brokers	Adrian Flux, Footman James, Carole Nash
Large Commercial Brokers	Towergate, Barnett & Barnett
Community Brokers	High Street independent brokers

- Equity has strong relationships with Brokers in each type
- Most profitable type for Equity has traditionally been scheme / specialist
- Most difficult to develop widely has been large commercial

Challenge is to manage the relationship appropriately

Broker Sales & Marketing

Equity Team

• Head of Sales & Marketing	-	David Grant
• Sales Managers	-	Scotland North Midlands South West South East
• Agency Manager	-	Agency team of 6 in Brentwood providing sales and agency support



Towergate

Towergate Underwriting Agency Management undertake sales activity and support for Equity including awareness of Equity products

Sales Managers	-	7 managers increasing to 12 in 2007
Agency Team	-	Team of 5 providing sales and agency support

Relationship Management

equity REDSTAR

Categorisation of Brokers

Categorisation of Brokers is being introduced to drive sales activity and to assist broker relationship management

Star Brokers
Significant value - major contributor to one class or several. Key relationship likely to be with Class Underwriter

Target Brokers
Not yet the size to be a Star or not as high a value, but has some type of special facility – likely to be larger number than Star brokers. Main focus for business development targets for Equity Sales Managers

Standard
Others, not sizeable or considered to have as much value – the majority by number relationship management

Review
Those concerned with e.g. poor performance or other issues. Should look to improve or consider cancellation.

Underwriting approach tailored to suit Broker's needs

equity REDSTAR

- Equity's focussed underwriting approach to development provides specialist underwriters, who are able to use their knowledge to develop relationships with broker partners. This specialisation helps a continual revision of underwriting parameters, and ensures that growth is for the longer term.

- The underwriting approach is varied to meet different broker needs. The variety of approach also ensures that underwriting is controlled in the most appropriate fashion.

- Large schemes are developed with appropriate brokers and, if necessary, special scheme rates agreed ("Star Brokers")

- For other brokers with appropriate experience, general rating guide may be issued and the broker is able to quote within defined guidelines ("Target Brokers")

- The remaining brokers are able to contact Equity and individual quotations are supplied ("Standard Brokers")

Broker Marketing Activity

- **Product Support**
  2007 will see the launch of three key products for Equity. Each will be supported by its own unique campaign under the "delivery" theme (Orchid, Coral and Vans)
- **Product Promotional Literature**
- **Conferences & Briefings**
  Representation at the leading industry conferences, BIBA and Broker Expo
  Five Regional briefings are planned following on those successfully completed in 2006. They enable Equity to have a dedicated platform to present on products and issues to targeted brokers
- **PR**
  Opportunities will be exploited to gain favourable press coverage. This to include new product launches or enhancements as well as encouraging press interviews to put across strategic messages and demonstrate leadership on key issues
- **Product Trade Advertising**
  Commencing with a minibus campaign
- **Communications**
  Spotlight Broker News Magazine
  Equity News – for one off information
  Wall-planner/calendar – issued to all brokers
- **Internet**
  Development of e-mail campaigns to brokers and broker use of Equity web site
- **Corporate Entertainment**
- **Broker Survey**
  Measure broker's recognition of products and review service factors

equity
REDSTAR


Come on board with us
Minibus insurance from Equity Red Star
• Breakdown recovery cover
• Special benefits for charities and schools
• Cover for private hire available
• Competitive prices
Equity Red Star is one of the leading motor insurers in the UK and a benchmark for:
• Underwriting excellence
• Technical expertise
• Claims management
• Service delivery
Our minibus team can be contacted on:
0845 600 3893
equity
REDSTAR
0845 603 1883


All shapes and sizes
Fleet insurance from Equity Red Star
• All types of fleet: private car, haulage and beyond
• Flexible approach to underwriting and rating
• Competitive prices
Equity Red Star is one of the leading motor insurers in the UK and a benchmark for
• Underwriting excellence
• Technical expertise
• Claims management
• Service delivery
Our fleet team can be contacted on:
0845 602 5809
If you already access us through a wholesale broker, please continue to do so
equity
REDSTAR
0845 603 1883


All revved up
Motorcycle insurance from Equity Red Star
• UK's largest motorcycle insurer
• Highly competitive bike and scooter products
• Specialist referral facility for non-standard risks
Equity Red Star is one of the leading motor insurers in the UK and a benchmark for:
• Underwriting excellence
• Technical expertise
• Claims management
• Service delivery
Our motorcycle team can be contacted on.
0845 602 5803
equity
REDSTAR
For more information on our other products, please call
0845 603 1883


Built to last
Household insurance from Equity Red Star
• Let properties:
- Professional
- Student
• UK holiday homes
• Competitive prices
• Underwriting excellence
• Technical expertise
• Claims management
• Service delivery
Our household team can be contacted on:
0845 603 1686
equity
REDSTAR
0845 603 1883


Minibus Assist
equity
REDSTAR


Private car
POLICY
equity
REDSTAR

Equity Claims - Introduction
29th March 2007
IAG Investor Presentation
London

Phil Anderson

Managing Director

equity
CLAIMS

Important notice

equity CLAIMS

The information contained in these presentations is intended to provide an overview of certain information relating to the businesses operated by Insurance Australia Group Limited ('IAG') in the United Kingdom and Gibraltar and the markets in which those businesses operate. It does not purport to be a complete description of these businesses.

The information has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice).

To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

The information does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, investors must rely on their own examination of IAG and its operation, including the merits and risks involved, and take independent professional advice in relation to the Information and any action to be taken on the basis of the Information.

This presentation is not an offer for subscription, invitation, recommendation or sale with respect to the purchase or sale of any shares in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur. In particular, such forward-looking statements are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of IAG.

Nothing in this document forms the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. IAG is not licensed to provide financial product advice in relation to an investment in its shares and there is no cooling-off period in relation to any such investment.

Agenda

equity CLAIMS

- Introduction to Claims
- Process & Performance
- Management Control
- Strategy

Introduction: Purpose & Values

equity CLAIMS

FINANCIAL	BUSINESS SUSTAINABILITY
Control **SPEND** to deliver optimised settlements – appropriate and equitable. Self-manage **OPERATING COSTS** improving efficiency and productivity (whilst not harming spend control, customer service or our people objectives)	• Reputation • Risk • Environmental • Social • Competitor Activity
CUSTOMERS	**PEOPLE**
Deliver a service to customers* which enhances the reputation of the operation and the Group. Use our market activity to raise our profile. Pay claims. Recommendations / Cross buy / Retention ** Policyholder / Broker / Supplier / Exec / Analysts etc*	• Recruit good people • Motivate & Engage • Inspire • Develop • Retain • Create advocates

FOCUS COMMERCIAL IMPROVEMENT PASSION
OUTPERFORMANCE SPEED ANALYTICAL

Introduction: Senior Management



Phil Anderson
Managing Director
(Brentwood)
Fergus Curran
Group Claims Manager
(Brentwood)
Pat Griffin
Liability Claims Manager
(Colchester)
Eddie Phillips
Deputy Group Claims Manager
(Brentwood)
Nigel Ward
Deputy Group Claims Manager
(Brentwood)

- **Phil Anderson (Managing Director)**
  - Joined Equity in 2006. Previously with RBS, Fortis and Zurich.
- **Fergus Curran (Group Claims Manager)**
  - ERS Claims Manager for 25 years. A contributor to the LMA and various ABI committees, also a member of the MIB technical committee. Previously with Pegasus Motor policies.
- **Nigel Ward (Deputy Group Claims Manager)**
  - Joined Equity in 1984. Responsible for Swansea operations centre, QAD and Training. Previously with Northern Star.
- **Eddie Phillips (Deputy Group Claims Manager)**
  - Joined Group in 1987. Responsible for research and development, suppliers and contracts and policy setting. Overseen several run-off accounts into the business and amalgamation of 11 branch offices. Previously with Barbican Motor policies.
- **Pat Griffin (Liability Claims Manager)**
  - Joined EIG in 1986. Responsible for all Personal Injury and litigation claims handling. Previously with The Lion Insurance Company.

Introduction: Locations & Staff

Group Management	**42**
AD & TPD	**436**
P.I. & Litigation	**114**
Total	**592**



Manchester	
AD & TPD	27 FTE'S
PI & Litigation –	16 FTE'S

Swansea	
Operations Centre	225 FTE's

Brentwood	
Group	14 FTE's
P.I. & Litigation	41 FTE's

Colchester	
Group	23 FTE's
P.I. & Litigation	30 FTE's

Bexhill	
Group	5 FTE'S
PI & Litigation	27 FTE'S
AD & TPD	184 FTE'S

Introduction: Experience

Acquisition/Merger & Run-off

In addition to servicing Equity, claims from the following companies have been managed or absorbed into Equity Claims :

ABSORBED	MANAGED
• Trinity	• Dominion
• Kinloch	• Equitas
• Mitre	• MIB
• Barbican	• Chiyoda
• Trojan	• Norwich Union
• Crowe	• Lion Insurance
• Red Star	• Anthony Kidd Agencies
• Beacon	• Royal London
• Shead	• Legal & General
• HGP	

Introduction: Scale

Per Annum

- Claims Paid: *approaching* £350,000,000
- Operational Expenditure: £18,000,000
- New Claims Total: 196,000
  - Travel & PA 4,000
  - Home 12,000
  - Motor 180,000

Introduction: Scale

Motor: Per Annum



CLAIMS REPORTED
180,000
AD
92,000
TP DAMAGE
40,000
TP INJURY (&TECHNICAL)
13,500
REPAIRABLE
76,000
TOTAL LOSS
16,000
NO AD CLAIM / TPF&T COVER
44,000
WINDSCREEN
40,500
APPROVED REPAIRER
16,000
NON APPROVED SUPPLIER
60,000
APPROVED SUPPLIER
23,500
NON APPROVED SUPPLIER
17,000

Process & Performance: Process Overview

HELPLINE FUNCTION

IN HOUSE: 85%

OUTSOURCE: 15%



In House Processes
New Claims Notification
Claims Helpline (45%)
Paper (45%)
Email (10%)
Incident Management
Claims Handled in Swansea / Brentwood & Colchester.
Teams split by main product / channel / class underwriter lines
SpecialistAreas
Liability Claims P.I. / Litigation / Legal
AD Total Loss / Theft / Recovery
Third Party Pro-activity, DamageLitigation, CarHire
Outsourced Processes
Claims Helpline (EIBL) DestinyLegal Services (Manchester)
ClaimFlo Document Scanning GraphicData (Shoeburyness)
Document Indexing WNS (India)
Bordereaux Payments WNS (India)
Subrogated Recoveries (EIBL) DestinyLegal Services

Process & Performance: Accidental Damage Overview

equity CLAIMS

	Volumes
Repairs	76,000
Total Loss (instructions)	16,000
Salvage (Cleared)	13,000
Windscreen	40,500
Engineers	54,000

All totals provided are for 2006 totals, unless otherwise stated

Process & Performance: Accidental Damage - Repair

Approach:	• Unique average price deal leverages recoverable expenditure against non recoverable expenditure.
Opportunity:	• Enhance process surrounding paper FNOL to increase approved repairer rate. • Explore shared commissions with brokers. • Get better penetration into Fleet and Motorcycle markets. • If business structure leads to greater volumes of direct business, leverage this. • Leverage Fault and Non-Fault ratios.

Approved Repairer Volumes



20000
15000
10000
5000
0
10519
8072
8636
6870
7507
6206
2004
2005
2006
Fault
Non-Fault

Process & Performance: Accidental Damage – Total Loss

equity CLAIMS

Approach:	• Valuation & Negotiation process • Early identification of total losses with a view to quick settlements. • Streamlines process for quick dispute resolution.
Opportunity:	• TLSS Scheme – Increase Volumes, Decrease Timeline Renegotiate Rates • Further streamlining of the process.

Process & Performance: Accidental Damage – Salvage

equity CLAIMS

Approach:	• Two suppliers, 1 x motorcycle, 1 x all other classes of business
Opportunity:	• Hastings account opens opportunities for enhanced salvage deals. • Opportunities for a sole supplier deal.

Process & Performance: Accidental Damage – Windscreen

Approach:	• Bulk Purchase agreement with preferred supplier.
Opportunity:	• Increase use of preferred suppliers – squeeze brokers. • Review Autoglass – (use of IAG worldwide)

Volumes Trend: Approved Supplier – v – Non Approved Suppliers



30,000
20,000
10,000
0
28,730
4,451
5,622
24,687
3,821
7,826
23,496
9,135
7,924
2004
2005
2006
Approved (RAC)
Non Approved (Autoglass)
Non Approved (Other)

Process & Performance: AD & TP Claims – Engineers

Approach:	• Desktop inspections carried out with Approved repairers, where cases are non-fault. • Fault cases are not inspected if they are within the Approved scheme, but have physical inspections otherwise. • Non approved repairer cases requiring inspection are done as physical inspections. • A small estimate scheme exists for claims under £400.
Opportunity:	• Increase desktop % / increase approved repairer penetration. • Deploy systems direct to engineers.

% Split : Desktop – v - Physical



100
80
60
40
20
0
31.54
68.45
26.73
73.26
28.11
71.88
2004
2005
2006
Desktop
Physical

Process & Performance: External Subrogation Schemes

equity CLAIMS

Approach:	• Pursue recoveries vigorously, and litigate as soon as appropriate. • Litigation handled by 2 suppliers, Proddow McKay on all non EIBL claims, Destiny on all EIBL claims.
Opportunity:	• Further specialisation. • Set up in house solicitors, or purchase an existing business. • Deploy systems to suppliers, enabling more efficient process.

Process & Performance: Third Party Damage (overview)

equity CLAIMS

Approach:	• Third Party intervention scheme. • Non adversarial approach where reasonable. • Settle quickly
Opportunity:	• Better analysis of newly available data – identify streams and patterns. • Improve intervention rates. • Target critical areas such as hire. • Build KPI's for staff.

Process & Performance: Revenue Generation

equity CLAIMS

Approach:	• Maximise commissions on all areas.
Opportunity:	• Extend into fleets. • Extend into the broker market. • Application of alternative revenue models e.g. credit repair.

Management Controls: Key Performance Indicators

equity CLAIMS

Examples:

FINANCIALS New Claims Volumes Average Incurred / Settled Total Operational Expenses Operational Expense per Claim Headcount / Overtime / New Claims per FTE Systems	**BUSINESS SUSTAINABILITY** • Risk Drivers & Controls
CUSTOMERS SLA's Call Volumes Workload Satisfaction Complaints	**PEOPLE** Objectives & Development Reviews Recruitment / Retention Talent programme Succession Planning Engagement Sickness / Absence

Management Controls: Process

Review



Month / Qtr
Exec Committee
Month
Managing Director
Week
Senior Management Team
Day
Group Claims Management Team
Intra Day
Operational Team

Report

Executive:

- Commentary
- MI Pack
- Meeting Minutes
- Balanced Business Scorecard

Operational:

- Departmental Reports – AD, IT, TP, QAD, Non-motor
- Work state
- New Claims
- Call Volumes, SLA's



Feed

Management Controls: Risk Management

Drivers & Controls



Driver
Impact
Control
SPEND
Ineffective
Inappropriate Spend
Increased Spend
OPERATING COSTS
Inefficient
Backlog
SLA Failures
Increased Overtime
CUSTOMER
Poor Service
High Complaints
Poor Reputation
Lost Retention
SLA Failures
PEOPLE
Ineffective and demotivated Staff
Low Motivation
Low Productivity
High Turnover / Absence
Segregation Of Duties
Exception Reporting
Manage Resource
Performance Monitoring
Supply Chain Management
Business Continuity
Risk Logs
Audit – Internal / External / Departmental
Lloyds' / FSA
Training
ISO Accreditation
Counter Fraud
Practices & Procedures
Objectives & Development
Complaints Resolution
Data Protection
Customer Surveys
Health & Safety
Staff Surveys

Strategy

equity CLAIMS

STRENGTHS: Highly Experienced & Well managed - Broad mix of Industry Backgrounds - Reputation in the market for quality - History of low Inflation - Quality Assurance & Audit Controls - Supplier terms / rates



Claims Strategic Plan 2007
1. Control SPEND
Review and respond to paid claim performance
Reserving aligned to Group philosophy + Consistant
Focus on key projects selected to deliver substantial financial benefit. e.g. TP Intervention; Total Loss valuations
Focus on recovery performance
Counter fraud initiatives
Supply chain management
Reinsurance Recoveries
2. Efficient & Effective Operation
Specialisation
Organisation design - fit skills to task
Ongoing systems enhancement
Track Op Ex and productivity performance
Consistency: do it right first time, every time, minimise leakage
Audit / QAD
3. Service CUSTOMERS, enhance REPUTATION 180k New Claims PA
Benchmark Performance
Track SLA's: Abandoned Calls, workload, time to settle, satisfaction & complaints
Action Plans & Impact Analysis
Retention
Cross Buy / Recommendations
4. Value our PEOPLE 330 FTE
Recruit and retain great people
Objectives & PDR's
Talent Programme
Succession Plans
Improve performance and behaviour
Engage
Promote Values
Sickness / Absence
Turnover
Repeat poor performance management
5. Management CONTROLS
Suite of Management information
Reports - review - action - check results - communicate
Audit / QAD
Risk Matrix
Benchmarking
Regulatory
6. INNOVATION
Constantly striving to expand our thinking
Working in partnerships
Seeking & applying synergies
Evaluating revenue generation opportunities
7. Extend our PROFILE and INFLUENCE
participate in market bodies
Active in the community
Environmentally responsible
Strong internal and external communication programmes

equity CLAIMS

Hastings Direct: Scale

Per Annum

- **Claims Paid:** *approx* £145,000,000
- **New Claims Total:** 119,000
  - *Windscreens* *36,500*
  - *Technical (PI & Litigation)* *7,000*
  - 53% Advantage (Insured)
  - 47% Delegated Authority (Serviced)
- Staff
  - 259 FTE
    - 216 Bexhill
    - 43 Manchester

Integration Objectives: What success looks like

equity CLAIMS

CUSTOMERS

- Service Levels are met.
- Complaints ratio stable or reduced.
- Levels of customer satisfaction are appropriate.
- The reputation of the business is good.

FINANCIAL

- Equity & Advantage claims spend is managed & controlled.
- Synergies with suppliers have been achieved and savings are realised.
- Operating expenses are stable and well managed with the benefits of integration being realised.
- Revenue opportunities are realised, and further income streams are being sought.

BUSINESS SUSTAINABILITY

- The business model is adding value to all areas of the claims business and pursuing a strategy of continuous improvement.
- Alignment with IAG values has occurred.
- The business is adhering to all regulatory / FSA requirements.
- The business has a keen social awareness, and is continuing to achieve environmental efficiencies.
- The business has constructed a robust operating model upon which it can develop and expand.
- The business is protected through risk management controls.

PEOPLE

- A strong and focussed management team is in place.
- An engaged and productive workforce is consistently producing quality work.
- "Your Voice" survey results are consistent and improving.

Integration: Approach

equity CLAIMS



Integrate the 2 businesses
Bottom Up:
Leverage Natural Synergies
Supplier rates T's and C's
Management Information
Productivity Ratios
Process Harmonisation
Top Down:
Build a Foundation for the future
Organisational Design
Cost / Profit Model
Commercial Opportunities
Build a foundation for the future

equity CLAIMS

Thank You

IAG Insurance Australia Group

Hastings Insurance Services

Hastings DIRECT

equity INSURANCE BROKERS

Overview

March 2007

Important notice

The information contained in these presentations is intended to provide an overview of certain information relating to the businesses operated by Insurance Australia Group Limited ('IAG') in the United Kingdom and Gibraltar and the markets in which those businesses operate. It does not purport to be a complete description of these businesses.

The information has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice).

To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

The information does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, investors must rely on their own examination of IAG and its operation, including the merits and risks involved, and take independent professional advice in relation to the Information and any action to be taken on the basis of the Information.

This presentation is not an offer for subscription, invitation, recommendation or sale with respect to the purchase or sale of any shares in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur. In particular, such forward-looking statements are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of IAG.

Nothing in this document forms the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. IAG is not licensed to provide financial product advice in relation to an investment in its shares and there is no cooling-off period in relation to any such investment.

Company Background

IAG Insurance Australia Group

- Hastings Insurance Services Limited – a Personal Lines insurance broker launched in January 1997.
- 2 Trading Divisions – Hastings Direct and Peoples Choice (acquired in July 2003).
- 1,450 staff in 3 locations / Contact Centres – Bexhill-on-Sea, Leicester and Manchester.
- Hastings offers a totally integrated panel solution of over 40 insurers with 60 products, giving the ability to quote widely and competitively.
- The Company's IBM i570 computer system and Meridian telephone switch have been planned and implemented from new, specifically for Hastings.
- Robust, dedicated data and telephony links are now in place between the three sites, offering resilience and flexibility.

HASTINGS INSURANCE SERVICES

Dimensions

- The Group handled just over 6.4 million calls during 2006 (2.5 million sales calls).
- Nearly 900,000 policyholders.
- The Company administered £200 million gross written premium in 2006.
- In 2006 turnover increased to £64 million, from £55 million in 2005.
- Ranked in the top 5 Personal Lines Insurance Intermediaries in the UK by Insurance Times.

Premises

Insurance Australia Group

		Square Footage
	Conquest House Bexhill-on-Sea	80,000
	Senlac House Leicester	30,000
	55 King Street Manchester	23,000 2nd and 4th Floors

Current Products

Telephone



Private Car



Motorcycle



Home

Travel

Commercial Vehicle

Internet



Private Car



Motorcycle

Classic Car

Commercial Vehicle

Brand


Conquering
Car Insurance
2006
2005
2004
Home • Motorcycle • Travel
0800 00 1066
HastingsDIRECT.COM
*According to independent telephone research (average savings) by Consumer Intelligence from January 2004 to December 2006.

- Strong and distinctive brand identity, including Harry and 1066 telephone numbers.
- Current core message 'Conquering Car Insurance' is designed to create image of Harry / Hastings Direct being on the side of the customer.
- Consistent messages built around the USP of being cheapest car insurance provider 2004 to 2006 with 'save up to' statistics featuring prominently.

HastingsDIRECT

Insurance Australia Group

Brand (2)

- The Hastings Direct current brand identity will develop further to sustain its customer appeal and to increase differentiation against other insurance providers.

- New TV creative, for March 2007, to introduce Harry Junior.

- Creating a family for Harry reflects target customer's lifestyles and aspirations and associates the brand with trustworthy imagery.

- Also will review how corporate activities align with brand.


H
JNR

Hastings DIRECT

Marketing

Insurance Australia Group








	% Quotes Offline	% Quotes Online
2006	57%	43%
2007 (expected)	40%	60%

- Leads are generated through a combination of mass lead generation and targeted direct marketing programmes including directory advertising, national press and magazine advertising, direct mailings, sponsorship and a growing investment in online marketing.

- Hastings Direct took its first steps into TV advertising in July 2005 with a 30-second advert. The campaign has proved to be a huge success and a third advert has just been launched – 5th March 2007.

Hastings DIRECT

Direct Marketing



insure
0800 169 0177
insure
0800 169 0177
insure
welcome to
low cost
bike
insurance
insure
OVER 25?
YOU NEED TO CALL US
insure
0800 169 0177
You can save up to £95* by switching your car insurance to us!

Direct mail:
Renewal dated
Resolicitation

Advertising:
Yellow Pages
Specialist press
On-line banners

On-line aggregators

Online



HastingsDIRECT.COM
Welcome to Hastings Direct
Harry
HastingsDIRECT.COM
Welcome to Car Insurance
0800 015 5982
HastingsDIRECT.COM
Welcome to Motorcycle Insurance
0800 11 1066
Saving
you!

- Aim to become a 'broker of the future' with core dominant in-house underwriter and panel to provide depth and breadth of coverage.
- A new Hastings Direct branded website was launched in late September 2006.
- The site is designed around optimum functionality whilst considering the delicate balance between providing the most competitive price and the shortest possible customer journey (a price being obtained after 33 questions).
- The site provides maximum tolerance and resilience with built-in scalability to support corporate growth.

peoples choice HastingsDIRECT.COM

Hastings Direct Private Car Panel 2006



Chaucer 1%
HSBC 1%
RSA 1%
NIG 1%
Sabre 2%
Service 2%
Others 8%
Highway 2%
AXA 4%
Fortis 4%
Advantage/Hannover 74%

Hastings DIRECT

Insurer Support Programme

Insurance Australia Group

- National Address Register.
- DVLA Database.
- No Claim Bonus Proof Validation.
- Proposal Form Completion.
- Claims History Validation at Point of Sale using the Claims and Underwriting Exchange Register (CUE).

Bought-in Leads

2006

- 27% of non-internet quotes (249,733) sourced from partners.

2007

- Current Partners – More Th>n, Diamond, AA, Call Connections and Lancaster. More Th>n contract due for renewal in July 2007.
- Pilot with CIS from March 2007.
- Phasing out Call Connections and AA.

The Future

- Source leads from insurers – where we can be more competitive.

Key Affinity Partners

IAG
Insurance
Australia
Group

Motor Manufacturers		Financial Services	Other
Alfa Romeo	SUBARU INSURED	matters SKIPTON	RYANAIR
CHEVROLET	FIAT	first direct	The Camping and Caravanning Club The friendly Club
MOTOR HARLEY-DAVIDSON CYCLES	RENAULT insurance	MARKET HARBOROUGH BUILDING SOCIETY	bonmarché
TRIUMPH	SUZUKI	reliance	AGE Concern
NISSAN		Alliance Leicester	

equity
INSURANCE BROKERS

2006 Highlights

Insurance Australia Group

Equity Direct Broking

- Launch of new schemes for first direct, Renault and Alliance & Leicester
- Development of new online quote and buy sites for Ryanair, first direct, Alliance & Leicester, Skipton Building Society and insure.co.uk
- Inclusion of insure.co.uk on confused.com aggregator
- Relocation of Contact Centre to Colchester
- New business volumes in December exceeded forecast, original budget and highest since March 2005.

Hastings Direct

- TV advertising has helped Hastings Direct increase its quote volume, broaden brand awareness and generally raise its profile.
- Cheapest Car Insurance Provider 2004 – 2006
- New Hastings Direct branded website, launched in September 2006

Sustainability – Carbon Neutral

CARBON TRUST

Making business sense of climate change

Insurance Australia Group

- Hastings / Equity are committed to achieving Carbon Neutral Status by 2012.
- Project Carbon initiated on 1st February across all UK sites
- Baseline being established in key areas i.e. energy utilisation, paper usage, car and air travel mileage, recycling and CO_2 emissions.
- Using Carbon Trust Action Plan Tool within this assessment.
- Considering green products and services around motor and household insurance.

Introduction to
Equity Insurance Brokers Limited
Branch Network

29 March 2007

equity
INSURANCE BROKERS

Important notice

The information contained in these presentations is intended to provide an overview of certain information relating to the businesses operated by Insurance Australia Group Limited ('IAG') in the United Kingdom and Gibraltar and the markets in which those businesses operate. It does not purport to be a complete description of these businesses.

The information has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice).

To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

The information does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, investors must rely on their own examination of IAG and its operation, including the merits and risks involved, and take independent professional advice in relation to the Information and any action to be taken on the basis of the Information.

This presentation is not an offer for subscription, invitation, recommendation or sale with respect to the purchase or sale of any shares in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur. In particular, such forward-looking statements are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of IAG.

Nothing in this document forms the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. IAG is not licensed to provide financial product advice in relation to an investment in its shares and there is no cooling-off period in relation to any such investment.

[redacted]

Agenda

equity INSURANCE BROKERS

- Top UK Personal Lines Brokers
- Ownership of Personal Lines Distribution
- Broking Business Model
- 2006 Key Facts/Highlights
- Distribution Channels & Business Mix
- Branch Headcount by Location
- Growth of Branch Network
- Branch Locations
- Branch Acquisition Rationale
- Increasing Share of Business Underwritten in house

[redacted]

Top UK Personal Lines Brokers

equity INSURANCE BROKERS


2005 Brokerage (£m)
200
180
160
140
120
100
80
60
40
20
0
EIBL Direct
AA
Swinton (incl Budget branches)
IAG (UK)
Budget (ex. Branches)
Endsleigh
RIAS
Kwik-Fit
A Plan Group
Carole Nash
BDML
Allen & Allen
Highway Retail
Outright

Source: Insurance Times Top 50 Brokers (July 2006)

[redacted]

- The combined UK business is now the 3rd largest personal lines broker in the UK
- Only Swinton, EIBL Branch/ODIS, Endsleigh and A Plan have branch networks

Ownership of Personal Lines Distribution

equity INSURANCE BROKERS

Insurer Owned	
Swinton	MMA
EIBL/Hastings/ODIS	IAG
Endsleigh	Zurich
RIAS	Fortis
Carole Nash	Groupama
Highway Retail	Highway
Outright	Fortis
Non-Insurer Owned	
AA	CVC/Pemira
Budget	Capricorn/Mgt
Kwik-Fit	CVC/Pemira
A Plan Group	Independent
BDML	Capita
Allen & Allen	Independent


£188.6m
£418.6m
£33m
£18.3m
£149.6m
AA
A Plan Group
Allen & Allen
Non Insurer Owned
Insurer Owned

[redacted]

- £418.6m of Brokerage (52% of largest 15 personal lines brokers) is now owned and controlled by Insurers.
- This will increase to over 75% if AA is acquired by an Insurer.
- Primary objective is to protect distribution/routes to market and underwriting share/profit.
- Remainder of personal lines broking market still largely independently owned.
- Commercial lines remains largely independent (but Axa acquired Stuart Alexander & Layton Blackham on 16 January 2007; combined GWP £200m).

Source: Insurance Times Top 50 Brokers (July 2006)

Business Model



Customers
National
Local
Telephone and Internet
Distribution channel
Direct Marketing
first direct
RENAULT insurance
Affinity
Alexander Forbes
Transfers
Face-to-Face
Servicing/ Administration
Contact centres
Branch network
Manufacturing
ERS 86%
el 14%
ERS 52%

Distribution Channels & Business Mix

[redacted]

Split of Business by Distribution Channel (2006 Commission Income)



Northern Ireland 14.4%
South 17.3%
North 16.2%
Commercial 8.4%
Acquisitions 7.1%
ODIS 36.7%

Split of Business by Class (2006 GWP)



Other 0.8%
Commercial 24.3%
Travel 0.3%
Motorcycles 1.3%
Household 7%
Private Car 66.2%

- ODIS, although not owned in 2006, now represents 37% of the branch network
- Private Car business represents 66% of total

Broking FTE Headcount by Location

equity INSURANCE BROKERS


ODIS 26%
Branch Network - North 30%
Branch Network - NI 11%
Branch Network - South 33%


250
200
150
100
50
0
Branch Network - North
Branch Network - South
Branch Network - NI
EIB ODIS

[redacted]

- Total FTE Headcount 516 (including ODIS 136)
- North FTE 151
- South FTE 171
- NI FTE 194 (including ODIS 136)

Growth of Branch Network

equity INSURANCE BROKERS



Profit (£m)
8
7
6
5
4
3
2
1
0
100
90
80
70
60
50
40
30
20
10
0
Number of Branches
2000
2001
2002
2003
2004
2005
2006
EIB
ODIS
No of Branches

- Less competition following closure of Hill House Hammond and Budget's sale of branches to Swinton.
- Competition for personal lines branches now largely limited to Swinton, NU Direct, and local broker consolidation.
- Growth in 2003/2005 led by Bennetts and JMW acquisitions (20 and 8 branches respectively).
- ODIS significantly increases scale in 2007.
- Low (and certain) acquisition cost.

[redacted]

Note: Profit is Earnings Before Interest and Tax

Branch Locations

equity INSURANCE BROKERS

NORTHERN IRELAND (17 BRANCHES)	
BALLYMENA	
BELFAST (x3)	(1)
COLERAINE (x2)	
DUNGIVEN (x2)	
GLENGORMLEY	
LISBURN	
LONDONDERRY (x2)	
MAGHERAFELT	
MOIRA	
NEWTOWNARDS (x2)	(1)
LURGAN	(1)

SOUTHERN REGION (30 BRANCHES)	
BASINGSTOKE	
BRENTWOOD	(2)
BOURNEMOUTH	
BRIGHTON	
BRISTOL	
CAMBERLEY	
CHANDLERS FORD	(1)
CHELTENHAM	
CIRENCESTER	(1)
CRAWLEY	
EXETER	
FAREHAM	
FRESHWATER	
FROME	
NEWBURY	
POOLE	
PORTSMOUTH	
PULBOROUGH	
RYDE	
SALISBURY	
SHAFTESBURY	
SOUTHAMPTON	
STROUD	
SUTTON	
SWINDON	
WESTON	
WINDSOR	
WORKINGHAM	
WORTHING	
YEOVIL	(1)



NORTHERN REGION (29 BRANCHES)	
ALFRETON	
BELPER	
BIRSTALL	
BISHOPS STORTFORD	
BULWELL	
BURTON	
BURTON ON TRENT	(1)
COVENTRY	
DONCASTER	(1)
GRANTHAM	
GRIMSBY	
HEANOR	(1)
HINKLEY	
KING'S LYNN	
LEDBURY	
MALVERN	
MARKET HARBOROUGH	
MELTON	
MEXBOROUGH	
MICKLEOVER	
NEWARK	
NEWCASTLE	
OAKHAM	
RETFORD	
RUGELEY	
STONE	(1)
SUTTON	
SWAFFHAM	
WIGSTON	

(1) Includes Commercial
(2) Commercial only

- First branches acquired in February 2000.
- Now 76 branches (including ODIS).
- Achieved through single branch purchases and acquisition of four larger chains.
- Acquisitions have added scale and profitability to the Group's distribution activities.
- Further acquisitions planned as part of the Group's strategy going forward.
- Strong pipeline.

Branch Acquisition Rationale

equity INSURANCE BROKERS

- Opportunity continues as market consolidates
- Limited (and declining) competitor activity
- Increases ownership of distribution/customers
- Low acquisition cost
- Certainty of acquisition cost
  - Only pay on business retained.
- Strong retention of customers
  - Loyal to this channel
- Proven track record
- Strong acquisition, integration and management teams
- High return on capital
- Ability to leverage income and margin significantly post acquisition
- Scaleable infrastructure/Economies of scale
- Increasing volume of business for ERS
  - £17.6m Private Car GWP in 2006
  - Up from £0.7m in 2002
- Good underwriting returns for ERS
  - c.10 percentage points better than average for 2005.

[redacted]

Percentage of Branch Private Car Business with ERS

equity
INSURANCE BROKERS

[redacted]


Percentage of GWP with ERS
60
50
40
30
20
10
0
2002
2003
2004
2005
2006
ERS Penetration
Typical ERS Penetration of Personal Lines Broker's book

- ERS penetration of Branch Private Car business has increased from 6.4% in 2002 to 47.9% in 2006 (December 2006 53.8%).
- Driven by 'ERS 50' transfer initiatives.
- Typical ERS penetration of an external broker book is <5%.
- Acquisitions 'dilute' percentage share until initiatives start to 'bite'.
- Household share increased to 47.6% in December 2006 (Q305 8.8%).
- Potential to become 'tied agent' in future (once acquisitions completed).

Branch Network 2006 Highlights

equity INSURANCE BROKERS

Highlights

- 21 acquisitions (11 branches; 10 infills) with estimated annualised GWP of £17m and 37k policies
- Agreement to acquire Open + Direct Insurance Services (£46m GWP; 90k policies) – completed 17 January 2007. Now largest broker in Northern Ireland.
- 52% of Branch GWP with ERS by December 2006 (2002 6.4%)
- 14 branches refurbished
- All branches re-branded to ‘Equity Insurance’
- Short-listed for Insurance Times “Personal Lines Broker of the Year” Award

[redacted]

RECEIVED
SEC MAIL PROCESSING SECTION
APR 2 0 2007
DC 209

ASX

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 08:29:47

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO. 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reset Terms and Notices for IAGPA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

2 April 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED
RESET PREFERENCE SHARES ('RPS')
ASX CODE: IAGPA

In accordance with Listing Rule 3.17, please find enclosed the proposed RPS reset terms and associated notices sent to IAGPA Holders.

Yours sincerely

Glenn Revell
Group Company Secretary

Attachment (12 pages)

Chess letter

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

IAG
Insurance
Australia
Group

Dear Shareholder

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESET PREFERENCE SHARES – ASX Code: IAGPA

Please find attached the Reset Notice to notify you of the terms and conditions that will apply to the Reset Preference Shares (RPS) after the first Reset Date, which is 15 June 2007.

On the first Reset Date, IAG will be resetting the Margin, the Market Rate and the next Reset Date. The way the Dividend is calculated and the payment frequency will not change. The full reset details, and a summary of your rights, are set out in the enclosed Reset Notice.

You can respond to this letter and the Reset Notice in ONE of three ways.

1. **Do nothing** - If you wish to continue with your current holding of RPS under the new reset terms; OR

2. **Complete the blue Top-up Notice** - If you wish to acquire additional RPS under the new reset terms for $100 each at no brokerage cost, complete the blue Top-up Notice and return it with your cheque payment to the Share Registry by 5:00pm (AEST) 26 April 2007, alternatively arrange for the payment of application monies by 5:00pm (AEST) 26 April 2007 in accordance with the BPAY payment instructions on the Notice. Please note that interest will be payable on application monies at the rate of 5.5% per annum from date of receipt to (but not including) 15 June 2007; OR

3. **Complete the yellow Exchange Notice** - If you do not wish to continue to hold some, or all, of your RPS under the new reset terms you can complete the yellow Exchange Notice, following the instructions on the Notice, and return it to the Share Registry by 5:00pm (AEST) 26 April 2007.

Regardless of your decision to either continue to hold your RPS under the new reset terms, or to Exchange your RPS, you will still receive a Dividend payment on 15 June 2007, provided that a Dividend is declared and you remain the holder on the Dividend Record Date.

Foreign Holders can complete a Top-up Notice if the foreign holder can provide assurance satisfactory to IAG that the transaction under the Top-up Notice will not breach any of the foreign holder's local laws.

Please note your blue Top-Up Notice may be invalid if you also return a yellow Exchange Notice.

I urge you to take the time to read and understand all of the information contained in the Reset Notice. The full Terms of Issue of the RPS can be found in the Prospectus issued 6 May 2002 (as amended) on IAG's website at www.iag.com.au

If you do not understand the effect of these documents you should seek appropriate independent financial advice.

If you need further information about these documents please contact the Share Registry on 1300 360 688.

Yours sincerely

James Strong

James Strong
Chairman

016227_I - V10

ISSUER letter

Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

IAG
Insurance Australia Group

Dear Shareholder

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESET PREFERENCE SHARES – ASX Code: IAGPA

Please find attached the Reset Notice to notify you of the terms and conditions that will apply to the Reset Preference Shares (RPS) after the first Reset Date, which is 15 June 2007.

On the first Reset Date, IAG will be resetting the Margin, the Market Rate and the next Reset Date. The way the Dividend is calculated and the payment frequency will not change. The full reset details, and a summary of your rights, are set out in the enclosed Reset Notice.

You can respond to this letter and the Reset Notice in ONE of three ways.

1. **Do nothing** - If you wish to continue with your current holding of RPS under the new reset terms; OR

2. **Complete the blue Top-up Notice** - If you wish to acquire additional RPS under the new reset terms for $100 each at no brokerage cost, complete the blue Top-up Notice and send the Notice to your sponsoring broker who will stamp the Notice before sending it to the Share Registry with payment by 5.00 pm (AEST) 26 April 2007. Please note that interest will be payable on application monies at the rate of 5.5% per annum from the date of receipt to (but not including) 15 June 2007; OR

3. **Complete the yellow Exchange Notice** - If you do not wish to continue to hold some, or all, of your RPS under the new reset terms you can complete the yellow Exchange Notice, following the instructions on the Notice, and return the Notice to your broker who will stamp the Notice before sending it to the Share Registry by 5.00 pm (AEST) 26 April 2007.

Regardless of your decision to either continue to hold your RPS under the new reset terms, or to Exchange your RPS, you will still receive a Dividend payment on 15 June 2007, provided that a Dividend is declared and you remain the holder on the Dividend Record Date.

Foreign Holders can complete a Top-up Notice if the foreign holder can provide assurance satisfactory to IAG that the transaction under the Top-up Notice will not breach any of the foreign holder's local laws.

Please note your blue Top-up Notice may be invalid if you also return a yellow Exchange Notice.

I urge you to take the time to read and understand all of the information contained in the Reset Notice. The full Terms of Issue of the RPS can be found in the Prospectus issued 6 May 2002 (as amended) on IAG's website at www.iag.com.au

If you do not understand the effect of these documents you should seek appropriate independent financial advice.

If you need further information about these documents please contact the Share Registry on 1300 360 688.

Yours sincerely

James Strong

James Strong
Chairman

016227_C - V12

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

All registry communications to:
Computershare Investor Services Pty Limited
GPO Box 7043
Sydney NSW 2001
Telephone (within Australia): 1300 360 688
Telephone (outside Australia): 61 3 9415 4210
Facsimile: (03) 9473 2470
Email: iag@computershare.com.au
Website: www.computershare.com

Reset Preference Shares (IAGPA) – Reset Notice

1. Which terms are being reset?

Term	Change - effective from 16 June 2007
Reset Date	The next Reset Date will be 15 June 2012
Market Rate	(expressed as a percentage per annum) means the average of the mid-point of the quoted 5 year swap reference rates at or about 10.00 am, displayed on Bloomberg page AFRS 3 (or any page which replaces that page) on the First Reset Date (15 June 2007)
Margin*	Means the Minimum Margin of 1.10% plus the Additional Margin (if any)

Where:

The Minimum Margin is fixed at **1.10%.**

The Additional Margin means a percentage per annum determined by IAG in its absolute discretion, and announced to the market on or before 16 May 2007. If no announcement is made, the Additional Margin is 0%. Having regard to Exchange Notices received, IAG may procure the acquisition of the RPS by a third party. In doing so, it may determine an Additional Margin is payable on all RPS. There is no guarantee that an Additional Margin will be applied.

Given movements in margins generally, the Margin applicable to the RPS after the Reset Date is likely to be lower than the current Margin applicable under the RPS Terms of Issue.

No change is made to the timing and frequency of Dividend Payments. Dividends will be payable semi-annually, on 15 June and 15 December, subject to the RPS Terms of Issue.

These terms will apply from 16 June 2007 until the next Reset Date, subject to the RPS Terms of Issue.

2. How is the Dividend Rate calculated?

The Dividend Rate for the period from 16 June 2007 (the day after the first Reset Date) until the next Reset Date will be the Market Rate plus the Margin multiplied by (1- Australian Corporate tax rate of 30%).

If we assume that the Market Rate is 6.50% and the Margin is the Minimum Margin of 1.10%, the Dividend Rate will be calculated as follows:

Sum of Market Rate and Margin: 7.60%
Multiplied by (1- Australian corporate tax rate of 30%): 0.7
Gives Dividend Rate: 5.32%

Dividends are expected to be fully franked.

Please note, the Market Rate used in this example may differ from the Market Rate on the Reset Date.

3. What are my rights in relation to this Reset Notice?

You have the right to do either of the following in relation to this Reset Notice:

- **Do nothing**, in which case you are taken to accept the reset terms detailed in Section 1 of this Reset Notice;

or

- **Complete** a Holder Exchange Notice, requesting an Exchange of all or some of your RPS, and send it so that it is received by the Share Registry on or before 5.00 pm (AEST) **Thursday, 26 April 2007**. Holders whose RPS are held in a broker sponsored holding will need to allow time to have their Holder Exchange Notice stamped by their broker prior to submitting it. Exchange may only be requested using the form of Holder Exchange Notice provided by IAG.

*In respect of the Additional Margin - IAG is under no obligation to determine that the Additional Margin is higher than 0%. The Margin set pursuant to this Reset Notice will not, in any event, exceed the limits set in clause 4.2 of the RPS Terms of Issue.

- **In addition to the above options**, IAG is also making available a Top-up Notice to Holders who wish to offer to purchase additional RPS if IAG elects to procure the acquisition of RPS by third parties. If you wish to take up this offer please follow the instructions in the Top-up Notice.

If you submit a valid Holder Exchange Notice, IAG has complete discretion to do the following in relation to the RPS which are the subject of your Holder Exchange Notice:

- Convert the RPS into Ordinary Shares;
- Procure the acquisition of the RPS by a third party for their Face Value ($100) and send the proceeds to you on 15 June 2007; or
- Redeem, buy back or cancel the RPS for $100 on the relevant Exchange Date and send the proceeds to you on 15 June 2007, and you authorise IAG to apply a combination of methods of Exchange to your parcel of RPS or between different RPS holders, where it believes that there is no material difference in outcome of the methods of Exchange.

Your receipt of this Reset Notice does not restrict your rights to sell your RPS on the market however, once you have delivered a Holder Exchange Notice:

- It is irrevocable; and
- You must not deal with, transfer, dispose of or otherwise encumber the RPS the subject of the Exchange Notice.

Other terms of the Holder Exchange Notice are set out on the Holder Exchange Notice, you should read them carefully.

4. Timetable for action in relation to this Reset Notice

5:00pm (AEST) 26 April 2007	If you wish to Exchange your RPS, you (or your broker, if applicable) must have sent a validly completed Holder Exchange Notice to the Share Registry so that it is received by this date.
16 May 2007	If you or your broker send a validly completed Holder Exchange Notice to the Share Registry, IAG must notify you, by this date, whether it will convert your RPS into Ordinary Shares in IAG, exchange your RPS for cash, or arrange for a third party to procure the acquisition of your RPS for cash.
15 June 2007	This is the first Reset Date. The reset terms set out in this Reset Notice will apply after this date.

5. Important Information

Words and expressions defined in, and for the purposes of the terms and conditions for RPS set out in the Prospectus issued on 6 May 2002 (as amended) ("**Terms of Issue**"), have the same meaning where used in this Reset Notice unless otherwise specified.

You are not obliged to submit a Holder Exchange Notice in response to this Reset Notice. IAG is not providing you with any advice in this respect, and you should obtain your own advice from your stockbroker, accountant or other professional adviser before making any decision.

Nothing in this Reset Notice restricts IAG's discretion under the terms of the RPS to choose which method of Exchange to apply to a Holder's RPS (outlined in section 3, above), if a Holder submits a Holder Exchange Notice.

In addition, by issuing this Reset Notice IAG does not restrict its right to issue an Issuer Exchange Notice on or before 16 May 2007, under the terms of the RPS, and all or any RPS may be redeemed, bought back, cancelled or converted into IAG ordinary shares pursuant to an Issuer Exchange Notice.

If the whole or any part of a section of this Reset Notice is determined to be void, unenforceable, invalid or ineffective for any reason, that part of the Reset Notice will be severed, and the terms specified in this Reset Notice will be taken to be the Reset Date, the Market Rate and the Minimum Margin referred to in section 1.

Insurance Australia Group Limited
ABN 60 090 739 923

IAG
Insurance
Australia
Group

IAG RPS Top-up Notice

Shareholder Registry
Computershare Investor Services Pty Limited
GPO Box 7043
Sydney NSW 2001
Telephone (within Australia): 1300 360 688
Telephone (outside Australia): 61 3 9415 4210
Facsimile: (03) 9473 2470
Email: iag@computershare.com.au
Website: www.computershare.com.au

CHESS top up

IMPORTANT NOTICE: USE OR MAKE A PAYMENT IN ACCORDANCE WITH THIS BLUE NOTICE ONLY IF YOU WISH TO INCREASE YOUR HOLDING IN INSURANCE AUSTRALIA GROUP LIMITED ("IAG") RESET PREFERENCE SHARES ("RPS").

- You are not obliged to make a Top-up offer for RPS. Neither IAG nor Computershare is providing you with any investment or financial product advice in this respect, nor has any obligation to provide you with advice. You should obtain your own advice from your stockbroker, accountant or other professional adviser before making any decision.
- Your Top-up offer only becomes effective if IAG elects to procure the acquisition of RPS by a third party, in response to Holder Exchange Notices. If insufficient RPS are being Exchanged in this way to meet all requests by Holders for a Top-up, IAG may scale back your allocation of RPS in response to your Top-up offer. Whether there are sufficient RPS being Exchanged or not you may not receive any allocation, at IAG's discretion.
- Application monies received will earn interest at 5.5% per annum from the date of receipt to (but not including) 15 June 2007.
- Any refund of application money and payment of interest will be made on or about 15 June 2007, by the same method as Dividend payments for your RPS. You accept the risk associated with any refund or interest payment that may be made to you by direct credit or cheque to your address shown on IAG's register.
- **Other terms and conditions of this Top-up Notice are set out on the back of this Notice.**

A APPLICATION

I/We apply for [ ] RPS at $100 per RPS

B PAYMENT DETAILS

I/We lodge full application monies for these RPS A$ [ ] ("Application Monies")

You can make your payment either by BPAY®, cheque or money order. Details of the various payment methods are available on the reverse of this Top-up Notice.

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

BPAY® Details:

B PAY

Biller Code: ______

Ref No: ______

Telephone & Internet Banking - BPAY®
Call your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

By making a payment of Application Monies by cheque or BPAY®, I/we confirm that I/we have read the terms and conditions set out in this Top-up Notice, and the RPS Terms of Issue, and agree to be bound by them.

C CONTACT DETAILS

Contact Name (PRINT)	Telephone Number (Business Hours)	Email

You must either pay the Application Monies by BPAY®, OR complete and send this Notice to your sponsoring broker who must ensure that the Notice and full payment of the Application Monies are received by the Share Registry on or before 5:00pm (AEST) 26 April 2007.

016227_C - V13

HOW TO MAKE A TOP-UP OFFER AND COMPLETE NOTICE

A Enter in the number of RPS you wish to apply for.

B **Payment Details**

Calculate and enter in the amount of application monies (at $100 per RPS) you will pay to purchase the number of RPS you have nominated ("Application Monies").

If you make your payment through BPAY®, there is no requirement to return this Top-up Notice. You must check the processing cut off time for BPAY® transactions with your bank, credit union or building society as it may be earlier than 5.00pm (AEST) on 26 April 2007.

Alternatively, make your cheque or money order payable to "IAG RPS Account" in Australian currency and cross it "Not Negotiable". Your cheque or money order must be drawn on an Australian Bank. Return this completed Notice with your cheque or money order.

If you make your payment by cheque, complete the cheque details in the boxes provided. Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Notice being rejected.

Cash will not be accepted. Receipt for payment will not be forwarded.

Your Application Monies must be received by no later than 5.00pm (AEST) on 26 April 2007.

C **Contact Details**

If you pay by cheque or money order, please enter your contact name, area code, telephone number(s) and email address on this Notice in case we need to contact you in relation to your Top-up Notice.

Do not make a Top-up offer (by paying Application Monies) as well as sending in a Holder Exchange Notice.

If both a Top-up offer and a Holder Exchange Notice are received, IAG may treat your Top-up offer as invalid.

Making a Top-up offer
Either pay the Application Monies by BPAY® or send your completed Top-up Notice to your sponsoring broker. The name of your broker is set out on front of this Notice.

Notice to Sponsoring Broker
A stamping fee of 0.5% will be payable on stamped Top-up Notices submitted by ycur broker to the extent RPS are allocated in response to the Top-up Notice. Sponsoring brokers should immediately forward the completed Top-up Notice, with Application Monies, to:

Mailing Address
Computershare Investor Services Pty Limited
GPO Box 7043
SYDNEY NSW 2001

Delivery Address
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
SYDNEY NSW 2000

If you have any queries concerning this Top-up Notice, please contact the Computershare Investor Services Pty Limited Infoline on 1300 360 688.

1. By paying the Application Monies I/we acknowledge and confirm that if this Notice becomes effective and RPS are allocated to me/us, then IAG is irrevocably authorised to procure the purchase for the holder identified on the front of this Notice of up to the number of RPS I/we have paid for in full with the Application Monies (at $100 per RPS) ("Maximum Number of RPS") on the terms of this Top-up Notice and the RPS Terms of Issue, and to execute all documents (including any share transfer form) and do all acts and things necessary (including appointing persons to do things) for the purchase of such RPS.
2. The RPS Terms of Issue are set out in the Prospectus issued on 6 May 2002 (as amended) and by paying the Application Monies, you agree to those Terms of Issue. If you receive an allocation of RPS, settlement will occur on 15 June 2007 and you will receive confirmation of your allocation shortly afterwards.
3. If you are not allocated RPS or allocated less than your Maximum Number of RPS, the part of your Application Monies not used to purchase RPS will be refunded to you. You authorise any payments to you (including the interest on Application Monies) to be made by the same method and to the same bank account as your RPS Dividend payments or by cheque. You accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on IAG's register.
4. By paying the Application Monies, you offer to purchase up to the Maximum Number of RPS and you authorise Computershare to do all things necessary to facilitate and effect settlement of any resulting transfer, and appoint IAG to receive a Financial Services Guide ("FSG") from Computershare on your behalf. That FSG will be made available on IAG's website.
5. Paying Application Monies does not mean you have purchased any RPS. IAG does not guarantee any RPS will be allocated to you. IAG is not required to proportionately allocate RPS between different Top-Up offers.
6. Acceptance of your Top-up offer will take place at the time any RPS is transferred from an Exchanging RPS Holder to you.
7. You are responsible for any dishonour fees or other costs IAG may incur in presenting a cheque for payment which is dishonoured and IAG may set off any such fees against any payment to be made to you on any RPS.
8. IAG reserves the right to waive compliance with any provision of these terms and conditions.
9. You confirm that you may lawfully receive this Notice and make a Top-up offer on the terms of this Notice.

Privacy Clause: Computershare Investor Services advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this Notice. Our privacy policy is available on our website (www.computershare.com.au).

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

IAG RPS Top-up Notice

Shareholder Registry
Computershare Investor Services Pty Limited
GPO Box 7043
Sydney NSW 2001
Telephone (within Australia): 1300 360 688
Telephone (outside Australia): 61 3 9415 4210
Facsimile: (03) 9473 2470
Email: iag@computershare.com.au
Website: www.computershare.com.au

ISSUER top up

IMPORTANT NOTICE: USE OR MAKE A PAYMENT IN ACCORDANCE WITH THIS BLUE NOTICE ONLY IF YOU WISH TO INCREASE YOUR HOLDING IN INSURANCE AUSTRALIA GROUP LIMITED ("IAG") RESET PREFERENCE SHARES ("RPS").

- You are not obliged to make a Top-up offer for RPS. Neither IAG nor Computershare is providing you with any investment or financial product advice in this respect, nor has any obligation to provide you with advice. You should obtain your own advice from your stockbroker, accountant or other professional adviser before making any decision.
- Your Top-up offer only becomes effective if IAG elects to procure the acquisition of RPS by a third party, in response to Holder Exchange Notices. If insufficient RPS are being Exchanged in this way to meet all requests by Holders for a Top-up, IAG may scale back your allocation of RPS in response to your Top-up offer. Whether there are sufficient RPS being Exchanged or not you may not receive any allocation, at IAG's discretion.
- Application monies received will earn interest at 5.5% per annum from the date of receipt to (but not including) 15 June 2007.
- Any refund of any application money and payment of interest will be made on or about 15 June 2007, by the same method as Dividend payments for your RPS. You accept the risk associated with any refund or interest payment that may be made to you by direct credit or cheque to your address shown on IAG's register.
- **Other terms and conditions of this Top-up Notice are set out on the back of this Notice.**

A APPLICATION

I/We apply for [ ] RPS at $100 per RPS

B PAYMENT DETAILS

I/We lodge full application monies for these RPS A$ [ ] ("Application Monies")

You can make your payment either by BPAY®, cheque or money order. Details of the various payment methods are available on the reverse of this Top-up Notice.

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

BPAY® Details:

B PAY

Biller Code: ____________
Ref No: ____________

Telephone & Internet Banking - BPAY®
Call your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

By making a payment of Application Monies by cheque or BPAY®, I/we confirm that I/we have read the terms and conditions set out in this Top-up Notice, and the RPS Terms of Issue, and agree to be bound by them.

C CONTACT DETAILS

Contact Name (PRINT)	Telephone Number (Business Hours)	Email

You must either pay the Application Monies by BPAY® OR by cheque or money order (with this completed Notice) so the payment is received by the Share Registry on or before 5:00pm (AEST) 26 April 2007.

016227_I - V12

HOW TO MAKE A TOP-UP OFFER AND COMPLETE NOTICE

A Enter in the number of RPS you wish to apply for.

B **Payment Details**

Calculate and enter in the amount of application monies (at $100 per RPS) you will pay to purchase the number of RPS you have nominated ("Application Monies").

If you make your payment through BPAY®, there is no requirement to return this Top-up Notice. You must check the processing cut off time for BPAY® transactions with your bank, credit union or building society as it may be earlier than 5.00pm (AEST) on 26 April 2007.

Alternatively, make your cheque or money order payable to "IAG RPS Account" in Australian currency and cross it "Not Negotiable". Your cheque or money order must be drawn on an Australian Bank. Return this completed Notice with your cheque or money order.

If you make your payment by cheque, complete the cheque details in the boxes provided. Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Notice being rejected.

Cash will not be accepted. Receipt for payment will not be forwarded.

Your Application Monies must be received by no later than 5.00pm (AEST) on 26 April 2007.

C **Contact Details**

If you pay by cheque or money order, please enter your contact name, area code, telephone number(s) and email address on this Notice in case we need to contact you in relation to your Top-up Notice.

Do not make a Top-up offer (by paying Application Monies) as well as sending in a Holder Exchange Notice.

If both a Top-up offer and a Holder Exchange Notice are received, IAG may treat your Top-up offer as invalid.

Making a Top-up Offer
Either pay the Application Monies by BPAY® or return your completed Top-up Notice with your Applications Monies in the reply paid envelope to:

Mailing Address
Computershare Investor Services Pty Limited
GPO Box 7043
SYDNEY NSW 2001

Delivery Address
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
SYDNEY NSW 2000

If you have any queries concerning this Top-up Notice, please contact the Computershare Investor Services Pty Limited Infoline on 1300 360 688.

1. By paying the Application Monies I/we acknowledge and confirm that if this Notice becomes effective and RPS are allocated to me/us, then IAG is irrevocably authorised to procure the purchase for the holder identified on the front of this Notice of up to the number of RPS I/we have paid for in full with the Application Monies (at $100 per RPS) ("Maximum Number of RPS") on the terms of this Top-up Notice and the RPS Terms of Issue and to execute all documents (including any share transfer form) and do all acts and things necessary (including appointing persons to do things) for the purchase of such RPS.
2. The RPS Terms of Issue are set out in the Prospectus issued on 6 May 2002 (as amended) and by paying the Application Monies, you agree to those Terms of Issue. If you receive an allocation of RPS, settlement will occur by 15 June 2007 and you will receive confirmation of your allocation shortly afterwards.
3. If you are not allocated RPS or allocated less than your Maximum Number of RPS, the part of your Application Monies not used to purchase RPS will be refunded to you. You authorise any payments to you (including the interest on Application Monies) to be made by the same method and to the same bank account as your RPS Dividend payments or by cheque. You accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on IAG's register.
4. By paying the Application Monies, you offer to purchase up to the Maximum Number of RPS and you authorise Computershare to do all things necessary to facilitate and effect settlement of any resulting transfer, and appoint IAG to receive a Financial Services Guide ("FSG") from Computershare on your behalf. That FSG will be made available on IAG's website.
5. Paying Application Monies does not mean you have purchased any RPS. IAG does not guarantee any RPS will be allocated to you. IAG is not required to proportionately allocate RPS between different Top-Up offers.
6. Acceptance of your Top-up offer will take place at the time any RPS is transferred from an Exchanging RPS Holder to you.
7. You are responsible for any dishonour fees or other costs IAG may incur in presenting a cheque for payment which is dishonoured and IAG may set off any such fees against any payment to be made to you on any RPS.
8. IAG reserves the right to waive compliance with any provision of these terms and conditions.
9. You confirm that you may lawfully receive this Notice and make a Top-up offer on the terms of this Notice.

Privacy Clause: Computershare Investor Services advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this Notice. Our privacy policy is available on our website (www.computershare.com.au).

Insurance Australia Group Limited
ABN 60 090 739 923

IAG Insurance Australia Group

Holder Exchange Notice

Shareholder Registry
Computershare Investor Services Pty Limited
GPO Box 7043
Sydney NSW 2001
Telephone (within Australia): 1300 360 688
Telephone (outside Australia): 61 3 9415 4210
Facsimile: (03) 9473 2470
Email: iag@computershare.com.au
Website: www.computershare.com.au

CHESS holder exchange

Sponsoring Broker Name:

IMPORTANT NOTICE: You should only use this Yellow Notice if you wish to request an Exchange of your Reset Preference Shares. If you do not understand this Notice, you should seek appropriate independent financial advice. Please do not make any markings on this Notice except in the spaces indicated, or this Notice may be invalid.

A EXCHANGE ELECTION

I/We, being holder(s) of Insurance Australia Group Limited ("IAG") Reset Preference Shares ("RPS") as listed above, hereby give notice pursuant to and in accordance with clause 3.1 of the RPS Terms of Issues in the Prospectus dated 6 May 2002 (as amended), of my/our wish to Exchange.

Tick box if ALL of your RPS are to be Exchanged **Or** **Nominate the number of RPS you wish to Exchange**

For the purposes of this Notice, the Exchange Date will be 15 June 2007. In completing and signing this Notice, I/we make the representations, acknowledgments and consents set out on the back of this Notice.

Words and expressions defined in, and for the purposes of, the Terms of Issues for RPS set out in the Prospectus issued on 6 May 2002 (as amended), have the same meaning where used in this Holder Exchange Notice unless otherwise specified.

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)

Sole Director and Sole Company Secretary/Director (delete one)

Joint Securityholder 2 (Individual)

Director/Company Secretary (delete one)

Joint Securityholder 3 (Individual)

Date

/ /

Signing Instructions: PLEASE SEE OVERLEAF

C LODGEMENT INSTRUCTIONS AND SPONSORING BROKER STAMP

If you wish to Exchange some or all of your RPS, you must complete this Notice and send it to your sponsoring broker for stamping. You are instructing your sponsoring broker to stamp this Notice and forward it to IAG's Share Registry. **Computershare Investor Services Pty Limited (Computershare or CIS) will not be able to process your instruction unless it has been stamped by your sponsoring broker.**
By stamping this Holder Exchange Notice your sponsoring broker is approving the removal of your RPS from your CHESS holding to comply with your instructions.

BROKERS STAMP AUTHORISED

D CONTACT DETAILS

Contact Name (PRINT)

Telephone Number (Business Hours)

Email

HOW TO COMPLETE THIS NOTICE

A Enter in the number of RPS you wish to Exchange or tick the box if you wish to Exchange all of your RPS holding.

B Signing Instructions: This form should be signed by the securityholder.

a) If a joint holding, all securityholders should sign.

b) If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this Notice.

c) If executed by a company, the Notice must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth) (or foreign companies, the laws in the relevant jurisdictions).

C This Notice must be stamped by your sponsoring broker in the space provided.

D Please enter your contact name, area code, telephone number(s) and email address in case we need to contact you in relation to your Holder Exchange Notice.

LODGEMENT INSTRUCTIONS

You must return this Notice to your sponsoring broker for stamping. The name of your sponsoring broker is on the front of this Notice. The sponsoring brokers should immediately forward the completed notice to:

Mailing Address
Computershare Investor Services Pty Limited
GPO Box 7043
SYDNEY NSW 2001

Delivery Address
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
SYDNEY NSW 2000

You must complete and send this Notice to your sponsoring broker so they can forward it to the Share Registry on or before 5:00pm (AEST) 26 April 2007.

Representations and warranties

I/we represent, both at the time of giving this Notice and separately at the time my/our RPS are Exchanged pursuant to this Notice, both for the benefit of the Issuer and any person who may purchase my/our RPS upon Exchange (if applicable):

(a) I/we am/are the legal and registered owner/s of the RPS to which this Notice relates and can transfer full legal and beneficial title of those RPS on Exchange; and

(b) these RPS are free and clear of any interest or power reserved in or over any interest in the RPS including, without limitation, under a bill of sale, mortgage, charge, lien, pledge, option, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation or any other encumbrance (whether legal or equitable) or any third party rights and whether existing or agreed to be granted or created.

Acknowledgments and consents

I/We further acknowledge and agree:

(a) **(Encumbrances)** I/we will not deal with, transfer or dispose of or otherwise encumber the RPS which are the subject of this Notice, and consent to those RPS being placed into a locked sub-register until the Exchange Date;

(b) **(Exchange)** IAG may elect to use any methods of Exchange in response to this Notice, including conversion of these RPS into Ordinary Shares, procuring on my/our behalf the purchase of these RPS by a third party, or redeeming, buying back or cancelling these RPS for cash;

(c) **(Conversion)** if IAG elects to convert these RPS to Ordinary Shares and issue additional Ordinary Shares on Exchange, I/We (i) agree to accept those Ordinary Shares on the terms of IAG's constitution; and (ii) authorise IAG, its agent or the Share Registry to enter my/our name on the share register in relation to the Ordinary Shares issued to me/us;

(d) **(Third party purchase)** if, IAG elects to procure, on my/our behalf, one or more third parties to purchase the RPS, I/we (i) irrevocably offer to sell these RPS to any such third parties; (ii) authorise IAG to take all such steps as are necessary or appropriate to arrange and complete such a transfer (including, without limitation, issuing instructions to the Share Registry, signing any necessary instruments of transfer on my behalf, or appointing persons to do any of these things); (iii) consent to these RPS being moved to one or more sub-registers in order to facilitate transfer and settlement (including, without limitation, moving from a broker-sponsored sub-register to an issuer-sponsored sub-register); (iv) agree that IAG may, in its discretion, nominate an alternative form of Exchange to be applied, in the event of a third party purchaser defaulting on settlement of such an RPS, and (v) IAG may also apply a combination of methods of Exchange to my/our parcel of RPS or between different RPS Holders, where it believes that there is no material difference in outcome of the methods of exchange;

(e) **(Payment)** that IAG, its agents or the Share Registry are authorised to pay any cash proceeds of Exchange (if a method of Exchange other than conversion is selected) to me/us by the same means as I/we presently receive Dividend payments on these RPS, including, without limitation, by way of direct credit to a bank account previously nominated by me/us to IAG, its agents or the Share Registry; I/we accept the risk associated with any such payments;

(f) **(Information)** that IAG, its agents or the Share Registry may use or provide information to a third party regarding my/our holding of these RPS in connection with or in order to facilitate Exchange of these RPS; and

(g) **(Late Notices)** that IAG retains the discretion to accept any Exchange Notices after 5.00 pm (AEST) 26 April 2007. Any decision by IAG to exercise or not to exercise the discretion is final.

Privacy Clause: Computershare Investor Services advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this Notice. Our privacy policy is available on our website (www.computershare.com.au).

Insurance Australia Group Limited
ABN 60 090 739 923

Holder Exchange Notice

Shareholder Registry
Computershare Investor Services Pty Limited
GPO Box 7043
Sydney NSW 2001
Telephone (within Australia): 1300 360 688
Telephone (outside Australia): 61 3 9415 4210
Facsimile: (03) 9473 2470
Email: iag@computershare.com.au
Website: www.computershare.com.au

ISSUER holder exchange

IMPORTANT NOTICE: You should only use this Yellow Notice if you wish to request an Exchange of your Reset Preference Shares. If you do not understand this Notice, you should seek appropriate independent financial advice. Please do not make any markings on this Notice except in the spaces indicated, or this Notice may be invalid.

A EXCHANGE ELECTION

I/We, being holder(s) of Insurance Australia Group Limited ("IAG") Reset Preference Shares ("RPS") as listed above, hereby give notice pursuant to and in accordance with clause 3.1 of the RPS Terms of Issues in the Prospectus dated 6 May 2002 (as amended), of my/our wish to Exchange.

☐ **Tick box if ALL of your RPS are to be Exchanged** **Or** **Nominate the number of RPS you wish to Exchange** ☐

For the purposes of this Notice, the Exchange Date will be 15 June 2007. In completing and signing this Notice, I/we make the representations, acknowledgments and consents set out on the back of this Notice.

Words and expressions defined in, and for the purposes of, the Terms of Issues for RPS set out in the Prospectus issued on 6 May 2002 (as amended), have the same meaning where used in this Holder Exchange Notice unless otherwise specified.

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	

Signing Instructions: PLEASE SEE OVERLEAF

Date
/ /

C CONTACT DETAILS

Contact Name (PRINT)	Telephone Number (Business Hours)	Email

D LODGEMENT INSTRUCTIONS

You must complete and return this Notice so it is received **on or before 5:00pm (AEST) 26 April 2007** to:

Mailing Address
Computershare Investor Services Pty Limited
GPO Box 7043
SYDNEY NSW 2001

Delivery Address
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
SYDNEY NSW 2000

016227_I - V12

HOW TO COMPLETE THIS NOTICE

A Enter in the number of RPS you wish to Exchange or tick the box if you wish to Exchange all of your RPS holding.

B Signing Instructions: This Notice should be signed by the securityholder.

a) If a joint holding, all securityholders should sign.

b) If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this Notice.

c) If executed by a company, the Notice must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth) (or foreign companies, the laws in the relevant jurisdictions).

C Please enter your contact name, area code, telephone number(s) and email address in case we need to contact you in relation to your Holder Exchange Notice.

Representations and warranties

I/We represent, both at the time of giving this Notice and separately at the time my/our RPS are Exchanged pursuant to this Notice, both for the benefit of the Issuer and any person who may purchase my/our RPS upon Exchange (if applicable):

(a) I/we am/are the legal and registered owner/s of the RPS to which this Notice relates and can transfer full legal and beneficial title of those RPS on Exchange; and

(b) these RPS are free and clear of any interest or power reserved in or over any interest in the RPS including, without limitation, under a bill of sale, mortgage, charge, lien, pledge, option, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation or any other encumbrance (whether legal or equitable) or any third party rights and whether existing or agreed to be granted or created.

Acknowledgments and consents

I/We further acknowledge and agree:

(a) **(Encumbrances)** I/We will not deal with, transfer or dispose of or otherwise encumber the RPS which are the subject of this Notice, and consent to those RPS being placed into a locked sub-register until the Exchange Date;

(b) **(Exchange)** IAG may elect to use any methods of Exchange in response to this notice, including conversion of these RPS into Ordinary Shares, procuring on my/our behalf the purchase of these RPS by a third party, or redeeming, buying back or cancelling these RPS for cash;

(c) **(Conversion)** if IAG elects to convert these RPS to Ordinary Shares and issue additional Ordinary Shares on Exchange, I/We (i) agree to accept those Ordinary Shares on the terms of IAG's constitution; and (ii) authorise IAG, its agent or the Share Registry to enter my/our name on the Share Register in relation to the Ordinary Shares issued to me/us;

(d) **(Third party purchase)** if IAG elects to procure, on my/our behalf, one or more third parties to purchase the RPS, I/we (i) irrevocably offer to sell these RPS to any such third parties; (ii) authorise IAG to take all such steps as are necessary or appropriate to arrange and complete such a transfer (including, without limitation, issuing instructions to the Share Registry, signing any necessary instruments of transfer on my behalf, or appointing persons to do any of these things); (iii) consent to these RPS being moved to one or more sub-registers in order to facilitate transfer and settlement (including, without limitation, moving from a broker-sponsored sub-register to an issuer-sponsored sub-register); (iv) agree that IAG may, in its discretion, nominate an alternative form of Exchange to be applied, in the event of a third party purchaser defaulting on settlement of such an RPS, and (v) IAG may also apply a combination of methods of Exchange to my/our parcel of RPS or between different RPS Holders, where it believes that there is no material difference in outcome of the methods of Exchange;

(e) **(Payment)** that IAG, its agents or the Share Registry are authorised to pay any cash proceeds of Exchange (if a method of Exchange other than conversion is selected) to me/us by the same means as I/we presently receive Dividend payments on these RPS, including, without limitation, by way of direct credit to a bank account previously nominated by me/us to IAG, its agents or the Share Registry; I/we accept the risk associated with any such payments;

(f) **(Information)** that IAG, its agents or the Share Registry may use or provide information to a third party regarding my/our holding of these RPS in connection with or in order to facilitate Exchange of these RPS; and

(g) **(Late Notices)** that IAG retains the discretion to accept any Exchange Notices after 5pm AEST 26 April 2007. Any decision by IAG to exercise or not to exercise the discretion is final.

Privacy Clause: Computershare Investor Services advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this Notice. Our privacy policy is available on our website (www.computershare.com.au).

ASX

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 16:24:23

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Price for Shares Allocated under DRP

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

Insurance Australia Group

2 April, 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the Company's Dividend Reinvestment Plan (DRP) will be priced at $5.8507 per share for the interim dividend payable on 16 April 2007.

The DRP price was based on an average market price for the ten trading days from 19 March 2007 to 30 March 2007 inclusive.

Participating shareholders will be mailed a notice of their new shareholding on 16 April 2007.

Yours sincerely

Glenn Revell
Group Company Secretary

[redacted]

$175,207,324.92 Shortfall

TRADE DATE	UNITS	Sale VWAP	$value	Mkt Vwap
19-Mar	3,014,380	5.8129	$ 17,522,289.50	**5.812384**
20-Mar	3,013,079	5.8168	$ 17,526,477.93	**5.814835**
21-Mar	2,933,756	5.7682	$ 16,922,491.36	**5.764947**
22-Mar	3,250,859	5.8761	$ 19,102,372.57	**5.870832**
23-Mar	3,140,000	5.9272	$ 18,611,408.00	**5.926758**
26-Mar	3,200,000	5.966	$ 19,091,200.00	**5.967968**
27-Mar	2,700,000	5.8731	$ 15,857,370.00	**5.871027**
28-Mar	2,700,000	5.8178	$ 15,708,060.00	**5.817514**
29-Mar	3,100,000	5.8027	$ 17,988,370.00	**5.800518**
30-Mar	2,880,000	5.8648	$ 16,890,624.00	**5.85992**
[redacted]	29,932,074		[redacted]	5.8507

C MAIL RECEIVED PROCESSING
APR 2 0 2007
WASH. D.C. 209 SECTION

ASX

COPY

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/04/2007

TIME: 17:32:24

TO: INSURANCE AUSTRALIA GROUP LIMITED

FAX NO: 02-9292-8072

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

IAGPA Reset Investor Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IAG Insurance Australia Group

Insurance Australia Group Limited
RPS Reset

3 April 2007

Disclaimer

IAG
Insurance Australia Group

The information included in this presentation has been prepared by Insurance Australia Group Limited ("**IAG**" or the "**Company**") and has been extracted entirely from documents or materials publicly filed by the Company with the Australian Stock Exchange and /or the Australian Securities and Investments Commission and does not contain any material, non-public information.

This presentation contains a summary only of the information forwarded to Holders in the Notices (which phrase means, for the purposes of this disclaimer, the Reset Notice, the Holder Exchange Notice and the Top-up Notice) together with a brief summary of various terms from the RPS Terms of Issue ("**RPS Terms**"). Holders should ensure that they have read and understood all of the information contained in the Notices prior to making any decision. This presentation does not take into account the personal circumstances of any Holders and IAG is not providing any advice in relation to the Notices. Each Holder should obtain independent professional advice before making any decision based on the information contained in the Notices.

Whilst every care has been taken to ensure that the information in this presentation is accurate, no representation or warranty, express or implied is made as to the fairness, accuracy or completeness of the information, opinions and conclusions contained in the presentation.

Capitalised terms have the same meaning as set out in the RPS Terms unless otherwise defined in this presentation.

Executive Summary

Insurance Australia Group

- IAG has on issue $350 million of Reset Preference Shares ("RPS") issued in June 2002 with a Margin of 1.9% (ASX code "IAGPA")
- Holders have been sent Reset Notices informing them of the Reset terms
  - IAG wishes to reset the Margin, the Market Rate and the next Reset Date
  - The proposed reset Margin is a minimum of 1.10%
- Holders may respond with a Holder Exchange Notice by 5pm (AEST) 26 April 2007 if they no longer wish to hold some, or all, of their RPS under the reset terms
- In response to Holder Exchange Notices, IAG may convert, redeem or procure the acquisition of RPS by a third party
- IAG is also offering Holders the ability to increase their RPS holding through a Top-up Offer

Reset Terms

Insurance Australia Group

The following are the Reset terms proposed by IAG as set-out in the Reset Notice:

RESET DATE

The next Reset Date will be 15 June 2012 (5 years from the current Reset Date).

MARKET RATE

(expressed as a percentage per annum) means the average of the mid-point of the quoted 5 year swap reference rates on or about 10 am, displayed on Bloomberg page AFRS 3 (or any page which replaces that page) on the Reset Date of 15 June 2007.

MARGIN

Means the Minimum Margin of 1.10% plus the Additional Margin if any.

Having regard to Exchange Notices received, IAG may procure the acquisition of RPS by a third party and in so doing may determine an Additional Margin. If an Additional Margin is to apply it will be announced on or before 16 May. If no announcement is made the Additional Margin will be 0%.

Terms

IAG Insurance Australia Group

Issuer	Insurance Australia Group Limited
Security	Reset Preference Shares, listed on ASX as "IAGPA"
Face Value	$100 per RPS
Dividend	A preferential non-cumulative Dividend fixed until the **next Reset Date (15 June 2012) at a Margin to the Market Rate** which is expected to be fully franked. Dividends are payable semi-annually.
Calculation of Dividends	The Dividend is determined by reference to the Market Rate plus the Margin which are then adjusted to reflect the franking credits that are expected to be attached to the Dividend. The prevailing corporate tax rate is 0.30 and the Dividend is expected to be fully franked, so the amount of the adjustment for the franking credits is 0.70. The amount of the Dividend can be reset on each Reset Date.
Franking	IAG expects the Dividends to be fully franked. If a Dividend is unfranked or partially unfranked, the Dividend will be increased to compensate for the unfranked component.
Reset Dates	On each Reset Date, IAG may reset certain terms, including the next Reset Date, Margin, Market Rate, and frequency and timing of payment of Dividends. **The next Reset Date will be 15 June 2012**. See clause 4 of the Terms of Issue.

Terms (cont)

Insurance Australia Group

Exchange by IAG	IAG may Exchange some or all RPS on a Reset Date or earlier in respect of all of the RPS following the occurrence of a Tax Event or Regulatory Event, certain takeovers or schemes of arrangement. On Exchange, IAG may: • Convert the RPS into Ordinary Shares; or • Redeem, buy back or cancel the RPS for their Face Value subject to prior approval by APRA.
Exchange by the Holder	A Holder may Exchange some or all RPS on a Reset Date or earlier in respect of all RPS following the occurrence of a Trigger Event. On Exchange, IAG may: • Convert the RPS into Ordinary Shares; or • Arrange a third party to acquire the RPS from the Holder for their Face Value; or • Redeem, buy back or cancel the RPS for their Face Value subject to prior approval by APRA.

Terms (cont)

Insurance Australia Group

Conversion Ratio	The rate at which the RPS will convert into Ordinary Shares will be calculated by reference to the average of the daily volume weighted average sale price ("VWAP") of Ordinary Shares sold on ASX during the 20 Business Days immediately preceding the Exchange Date. All conversions into Ordinary Shares, other than a Holder requesting Exchange on a Reset Date, will receive a discount of 2.5% of the price used in calculating the number of Ordinary Shares to be issued on conversion. See clause 3.6 of the Terms of Issue.
Payment of Dividends	The payment of Dividends is subject to a number of conditions. If Dividends are not paid on the RPS, no dividends can be paid and no returns of capital can be made on Ordinary Shares unless IAG takes certain actions. Non-payment of Dividends will generally not entitle the Holder to Exchange.
Ranking	Dividends will be paid in priority to any dividends on Ordinary Shares. In a winding up, the RPS will rank for return of capital behind all creditors of IAG but ahead of Ordinary Shares. IAG reserves the right in the future to issue additional RPS or other preference shares ranking equally with the RPS. RPS rank equally with RPS2 (ASX code "IAGPB") and RES (ASX code "IANG"), if RES are exchanged into Preference Shares.
Participation	The RPS do not carry a right to participate in issues of securities or capital reconstructions.
Voting Rights	No right to vote at general meetings, except in limited circumstances.

Holder Options

Insurance Australia Group

Holders may respond to the Reset Notice as follows:

Do nothing – continue with their current RPS holding based on the new reset terms

Request Exchange – Holders wishing to Exchange some, or all, of their RPS must respond with a Holder Exchange Notice by 5.00pm (AEST) 26 April 2007

Broker sponsored holders must have their Exchange Notices stamped by their Sponsoring Broker

Participate in the Top-up Offer – Holder's wishing to increase their RPS holding can participate in the Top-up Offer. This offer will close at 5.00pm (AEST) 26 April 2007. Interest will be paid on application monies at the rate of 5.5% p.a. to (but excluding) 15 June 2007

Reset Process

IAG
Insurance Australia Group

In response to the Exchange Notices IAG may do one of the following:

- Convert RPS into $100 of ordinary IAG shares based on 20 day VWAP (no conversion discount applies)
- Redeem RPS and deliver $100 to Exchanging holders
- Procure the acquisition of RPS by new investors and deliver $100 to Exchanging holders

Top-up Offer

IAG Insurance Australia Group

IAG is offering Holders the ability to increase their RPS holding on the reset terms through a Top-up Offer

- RPS can be purchased at $100 each
- No brokerage is payable
- Holders wishing to increase their RPS holding will be allocated RPS that are the subject of Holder Exchange Notices
- The Top-up Offer only becomes effective if IAG elects to procure the acquisition of RPS by a third party in response to Holder Exchange Notices. The amount of RPS on issue (3.5 million) will not increase as a result of the Top-up Offer
- Top-up funds received will accrue interest at 5.5% per annum from the date funds are received to (but excluding) 15 June 2007
- A broker stamping fee of 0.50% will be payable in respect of RPS Top-up allocations stamped by retail brokers

Key Reset Dates

Insurance Australia Group

Key dates applying to the Reset are as follows:

Holder Exchange Notice Closing Date	5.00pm (AEST) 26 April 2007
Exchange method announced by IAG and the Additional Margin (if any)	By 16 May 2007
First Reset Date	15 June 2007
Dividend Payment Dates	15 June / 15 December
Next Reset Date	15 June 2012

Contacts

Insurance Australia Group

IAG		
Mike Woods	Head of Group Finance and Treasury	(612) 9292 3156
Anne O'Driscoll	Head of Investor Relations & Capital Planning	(612) 9292 3169
Alan Cazalet	Corporate Treasurer	(612) 9292 8451
Macquarie (advisor to IAG)		
Jacqui Vanzella	Division Director	(612) 8232 4904
Cameron Duncan	Division Director	(612) 8232 7405

COPY
WASH. D.C. APR 20 2007 RECEIVED PROCESSING SECTION

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
090 739 923

Corporate key
48349506

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number

Postal address

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 5 / 0 2 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	136,363,637	$5.50	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 2 / 1 2 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Form 484
Corporations Act 2001

COPY

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
090 739 923

Corporate key
48349506

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number

Postal address

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
15/02/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	22,781,486	$5.50	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 1 / 0 1 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

POSTED 16.01.07

82-34821

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

16 January 2007

Michael Debono
Manager, Operations
Public Information Program
Australian Securities & Investments Commission
PO BOX 4000
GIPPSLAND MAIL CENTRE VIC 3841

IAG
Insurance
Australia
Group

Dear Michael

Insurance Australia Group Limited
ACN 090 739 923 - Change to Company Details

We refer to your letter dated 4 January 2007 and enclosed copy only letter dated 7 December 2006 regarding document number 023048616 lodged on 4 December 2006.

To-date we have not received the letter dated 7 December 2006 advising that the members share details were incomplete or missing.

On reviewing our copy of the document we believe there has been a processing error as Insurance Australia Group Limited is a public listed company on the Australian Stock Exchange and therefore it is not applicable for us to complete the members section of the form 484 other than to attach an updated copy of the top 20 shareholders from our Share Registry which we have completed.

We contacted your Customer Service Representative, Marnie, who confirmed our position with her manager and logged a call number 3053085 that would refer the matter to the reprocessing team.

As the original document as stated above has to-date not arrived we enclose a copy of your letters and the re-signed copy document for processing.

Please contact my colleague, Miss Barbara Magee, on (02) 9292 8448 should you require any further information.

Yours sincerely

Glenn Revell
Group Company Secretary

Australian Securities & Investments Commission

ASIC Information Processing Centre
14 – 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841

Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

015/37

Insurance Australia Group Limited
Level 26 Nrma Centre
388 George Street
SYDNEY NSW 2000

RECEIVED
DATE 10.01.07 BY IAG Group Sec

04 January 2007

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923
CHANGE TO COMPANY DETAILS

On 04 December 2006 the Australian Securities and Investments Commission (ASIC) received a document, document number 023048616 submitted by this company.

As the document was not properly completed it was returned on 07 December 2006 with a letter requesting that the document be corrected and returned to us by 28 December 2006. A copy of that letter is enclosed. Our records show that the document has still not been returned to ASIC.

ASIC is of the view that the document has not been properly lodged as required by the Corporations Act 2001. We would appreciate your co-operation in ensuring that the document is corrected and returned to ASIC so that its lodgement can be finalised.

As you may require more time to finalise this matter we have extended the date by which the document must be returned to us to 25 January 2007. Your prompt action will help us to provide an accurate and up to date database.

If you need assistance or require further information, please visit our website www.asic.gov.au, email info.enquiries@asic.gov.au, or telephone ASIC on (03) 5177 3988.

000146/0A0036762

Yours faithfully,

Michael Debono
Manager, Operations
Public Information Program

000147/0A0036762

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
14 - 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841

Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

COPY ONLY

Insurance Australia Group Limited
Attn: Glenn Revell
GROUP SECRETARIAT
GPO BOX 9871
SYDNEY NSW 2000

07 December 2006

Dear Sir/Madam,

Amendments required to Form 484.*Change to company details*

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

Document number: 023048616

The above-mentioned Form 484 *Change to company details* was received on 04 December 2006. The form has not been completed correctly and therefore cannot be processed.

To enable processing of this form, please attend to the following:

- **Members share details incomplete or missing.**
  Insert, for each member, the share class code, the total number of shares now held, and indicate if the shares are fully paid ("yes" or "no") and/or beneficially owned ("yes" or "no").

- Please identify the class code for the shares.

The enclosed form must be completed and returned to us by 28 December 2006.

Your prompt action will help us to provide an accurate and up to date corporate database.

If you require any further assistance or information, please visit our website at www.asic.gov.au or seek your own professional advice from your agent, accountant or lawyer.

Yours faithfully,

Michael Debono
Manager, Operations
Public Information Program

000149/0A0036762

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
090 739 923

Corporate key
48349506

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number
02 9292 8448

Postal address
C/- GROUP SECRETARIAT, GPO BOX 9871
SYDNEY NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☒ Company secretary

Signature
G. D. Revell

Date signed
0 4 / 1 2 / 0 6
[D D] [M M] [Y Y]

16.1.07.

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☒ Company name
PLEASE REFER TO ANNEXURE 'A' ATTACHED

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

ANNEXURE A

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

THIS IS ANNEXURE "A" OF 4 PAGES REFERRED TO IN FORM 484 CHANGE TO COMPANY DETAILS SIGNED BY ME AND DATED 04/12/2006.

NAME: REVELL, GLENN DEREK **CAPACITY:** SECRETARY

SIGNATURE: [signature] **DATE:** 04/12/2006

INSURANCE AUSTRALIA GROUP LIMITED

Top 20 holders of ORDINARY FULLY PAID - 30 Nov 2006

Rank	Name & Address					Units Held	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225			250,051,571.00	15.69
2	NATIONAL NOMINEES LIMITED	PO BOX 1406	MELBOURNE VIC 3001			126,505,534.00	7.94
3	WESTPAC CUSTODIAN NOMINEES LIMITED	275 KENT STREET	SYDNEY NSW 2000			78,781,626.00	4.94
4	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		42,162,108.00	2.65
5	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G	MELBOURNE VIC 3001			34,468,548.00	2.16
6	RBC DEXIA INVESTOR SERVICES AUSTRALIA N	<BKCUST A/C>	GPO BOX 5430	SYDNEY NSW 2000		19,783,330.00	1.24
7	COGENT NOMINEES PTY LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			18,089,129.00	1.14
8	CITICORP NOMINEES PTY LIMITED	<CFS WSLE GEARED SHR FND A/C>	GPO BOX 764G	MELBOURNE VIC 3001		14,465,895.00	0.91
9	AUSTRALIAN REWARD INVESTMENT ALLIANCE	C/O J P MORGAN	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225		13,043,235.00	0.82
10	UBS NOMINEES PTY LTD	<116C A/C>	LEVEL 25/1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	13,000,000.00	0.82
11	CITICORP NOMINEES PTY LIMITED	<CFS WSLE 452 AUST SHARE A/C>	GPO BOX 764G	MELBOURNE VIC 3001		12,921,754.00	0.81
12	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMIT	GPO BOX 5302	SYDNEY NSW 2001			9,853,527.00	0.62
13	AMP LIFE LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			8,567,162.00	0.54
14	ANZ NOMINEES LIMITED	<INCOME REINVEST PLAN A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		7,996,139.00	0.50
15	IAG SHARE PLANS NOMINEE PTY LIMITED	<IAG PAR UNALLOCATED A/C>	C/-COMPUTERSHARE	GPO BOX 1501	SYDNEY NSW 2000	7,573,386.00	0.48
16	UBS NOMINEES PTY LTD	LEVEL 25	1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	5,517,117.00	0.35
17	ARGO INVESTMENTS LIMITED	GPO BOX 2692	ADELAIDE SA 5001			5,213,333.00	0.33
18	CITICORP NOMINEES PTY LIMITED	<CFSIL CFSWS GEAR 452 AU A/C>	GPO BOX 764G	MELBOURNE VIC 3001		4,026,338.00	0.25
19	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH AUST SHS 1 A/C>	GPO BOX 764G	MELBOURNE VIC 3001		3,600,000.00	0.23
20	SANDHURST TRUSTEES LTD	<SISF A/C>	LEVEL 5	120 HARBOUR ESPLANADE	DOCKLANDS VIC 3008	3,160,000.00	0.20
	Total Top Holders Balance					678,779,732.00	42.62

Top 20 holders of RESET PREFERENCE SHARES 1 - 30 Nov 2006

Rank	Name & Address					Units Held	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225			423,178.00	12.09
2	WESTPAC CUSTODIAN NOMINEES LIMITED	275 KENT STREET	SYDNEY NSW 2000			249,000.00	7.11
3	RBC DEXIA INVESTOR SERVICES AUSTRALIA N	<JBENIP A/C>	GPO BOX 5430	SYDNEY NSW 2001		191,744.00	5.48
4	NATIONAL NOMINEES LIMITED	PO BOX 1406	MELBOURNE VIC 3001			159,516.00	4.56
5	UBS NOMINEES PTY LTD	LEVEL 25	1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	153,313.00	4.38
6	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G	MELBOURNE VIC 3001			145,570.00	4.16
7	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	PO BOX R209	ROYAL EXCHANGE NSW 1225		130,270.00	3.72
8	AMP LIFE LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			100,000.00	2.86
9	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		57,752.00	1.65
10	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	C/- COMMONWEALTH SECURITIES	LOCKED BAG 22	AUST SQUARE NSW 1215	50,000.00	1.43
11	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	GPO BOX 764G	MELBOURNE VIC 3001		34,351.00	0.98
12	M F CUSTODIANS LTD	LEVEL 18	8 EXHIBITION STREET	MELBOURNE VIC 3000		34,277.00	0.98
13	ARGO INVESTMENTS LIMITED	GPO BOX 2692	ADELAIDE SA 5001			30,800.00	0.88
14	UBS WEALTH MANAGEMENT AUSTRALIA NOMI	GPO BOX 1257L	MELBOURNE VIC 3001			24,726.00	0.71
15	BRENCORP NO 11 PTY LIMITED	ATTN: MARIA WONG	GPO BOX 3918	SYDNEY NSW 2001		22,500.00	0.64
16	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	GPO BOX 764G	MELBOURNE VIC 3001		20,031.00	0.57
17	CITICORP NOMINEES PTY LIMITED	<CMIL CWLTH INCOME FUND A/C>	GPO BOX 764G	MELBOURNE VIC 3001		20,000.00	0.57
18	ARMADA INVESTMENTS PTY LTD	ATTN STEPHEN JANKELOWITZ	C/- BARRY MENDEL FRANK & CO	L 53 MLC CENTRE 19 MARTIN PL	SYDNEY NSW 2001	19,500.00	0.56
19	CAMBOOYA PTY LIMITED	GPO BOX 1551	SYDNEY NSW 2001			18,350.00	0.52
20	GOLDMAN SACHS JBWERE CAPITAL MARKETS	<HYBRID PORTFOLIO A/C>	9TH FLOOR	101 COLLINS STREET	MELBOURNE VIC 3000	17,658.00	0.50
	Total Top Holders Balance					1,902,536.00	54.35

Top 20 holders of RESET PREFERENCE SHARES 2 - 30 Nov 2006

Rank	Name & Address					Units Held	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225			427,027.00	21.35
2	AMP LIFE LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			199,374.00	9.97
3	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	C/- COMMONWEALTH SECURITIES	LOCKED BAG 22	AUST SQUARE NSW 1215	150,000.00	7.50
4	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	PO BOX R209	ROYAL EXCHANGE NSW 1225		123,914.00	6.20
5	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G	MELBOURNE VIC 3001			121,474.00	6.07
6	UBS NOMINEES PTY LTD	LEVEL 25	1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	89,024.00	4.45
7	NATIONAL NOMINEES LIMITED	PO BOX 1406	MELBOURNE VIC 3001			81,110.00	4.06
8	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	GPO BOX 764G	MELBOURNE VIC 3001		66,222.00	3.31
9	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		33,111.00	1.66
10	RBC DEXIA INVESTOR SERVICES AUSTRALIA N	<MLCI A/C>	GPO BOX 5430	SYDNEY NSW 2001		32,161.00	1.61
11	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	GPO BOX 764G	MELBOURNE VIC 3001		32,056.00	1.60
12	UCA CASH MANAGEMENT FUND LIMITED	130 LITTLE COLLINS STREET	MELBOURNE VIC 3000			23,708.00	1.19
13	MRS FAY CLEO MARTIN-WEBER	UNIT 6	40 MONA ROAD	DARLING POINT NSW 2027		20,000.00	1.00
14	GOLDMAN SACHS JBWERE CAPITAL MARKETS	<HYBRID PORTFOLIO A/C>	9TH FLOOR	101 COLLINS STREET	MELBOURNE VIC 3000	18,944.00	0.95
15	UBS WEALTH MANAGEMENT AUSTRALIA NOMI	GPO BOX 1257L	MELBOURNE VIC 3001			18,515.00	0.93
16	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	SUITE 1101 LEVEL 11	5 ELIZABETH STREET	SYDNEY NSW 2000	18,289.00	0.91
17	WESTPAC CUSTODIAN NOMINEES LIMITED	275 KENT STREET	SYDNEY NSW 2000			17,400.00	0.87
18	PERPETUAL TRUSTEE COMPANY LIMITED	GPO BOX 5106	SYDNEY NSW 2001			17,097.00	0.85
19	BRENCORP NO 11 PTY LIMITED	GPO BOX 3918	SYDNEY NSW 2001			16,000.00	0.80
20	M F CUSTODIANS LTD	LEVEL 18	8 EXHIBITION STREET	MELBOURNE VIC 3000		10,838.00	0.54
	Total Top Holders Balance					1,516,264.00	75.82

Australian Securities and Investments Commission

82-34821

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
48349506

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
- [ ] Director
- [X] Company secretary

Signature
[signature]

Date signed
02/01/2007

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth

/ /

Place of birth

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth

/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date
01/01/2007

Name

The name of the appointed officeholder is

Family name	Given names
COLEBATCH	PHILLIP MAXWELL

Date of birth
25/12/1944

Place of birth
ADELAIDE, SA

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is
3 TOR GARDENS
LONDON
W8 7AB
UNITED KINGDOM

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date
/ /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

END